Form 10-K, Exhibit 13
period 1996-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 1997-03-27
CIK 866054

COMMERCIAL NATIONAL FINANCIAL CORPORATION 1996 ANNUAL REPORT

(Front cover of the annual report. The corporate logo bearing the graphic of a bank facade appears centered and taking up the first 1/4 of the page. Directly under the logo, the title appears horizontally. The rest of the page bears the the number 96 in large print and centered.)

The inside front cover of the annual report is blank.

                           Our Commitment To Those We Serve

(At this point in the 1996 annual report, the following text is depicted in two column form with the first paragraph in the first column and the rest of the text in the second column. Also, the corporate logo is inserted in the upper righthand corner of each odd-numbered page of this annual report. The form has been modified for electronic filing.)

  In detailing the elements of our mission, the significant components must be equally ranked regardless of their order of presentation since substantial progress can be achieved only as these elements interact harmoniously to advance the mission of the corporation.

  Our mission is to acquire, organize and manage the resources required to offer personalized and professional financial services in a manner that demonstrates our concern for understanding and meeting the needs of the individuals, families, businesses and other organizations in our marketplace.

  In fulfilling our mission, we give constant consideration to the well-being of our employees not only in terms of economic benefit, but also by guaranteeing a working environment that

-  encourages personal and professional development
-  fosters individual dignity and
-  demands the highest ethical standards

so that each employee can experience a sense of satisfaction in and personal identity with the accomplishments we achieve together.

  Our responsibility to the areas we are privileged to serve requires our involvement as a corporation, as well as a commitment by our employees and directors, to respond to community development and improvement needs with a continual investment of both time and funds.

  All of our activities are carefully planned and professionally conducted to provide our shareholders with a reasonable and regular profit so that their ongoing investment will constantly increase in value.

(At this point in the 1996 annual report, page 2 is left intentionally blank.)

(At this point and mostly throughout the rest of the annual report, the text will be in three column format.)

To Our Sharholders

  Of all the significant challenges being faced by the management of any modern business organization, none is more critical than determining the allocation of resources needed to provide high-quality customer service, achieve appropriate financial returns and, concurrently, make the expenditures necessary to meet the demands anticipated in the future.

  While the need to balance priorities always has existed in the financial-services industry, the recent escalation in the calls for more varied services along with a rapid increase in the pace of changes, means that successfully meeting the dual responsibilities of current performance and preparation for the future has become more important even as it has become more difficult to accomplish.

  Your corporation's performance in 1996 gives strong evidence of both our intention and ability to meet such challenges and, we believe, prepared Commercial National Financial Corporation and Commercial National Bank to move forward vigorously and successfully. The financial data that follows provides a detailed accounting of the progress made regarding asset growth, earnings and the maintenance of the secure and sound capital structure requisite for remaining an independent, locally based provider of financial services.

  At the time this financial record was being achieved, funds were directed to projects and programs developed to enhance the array of services offered now and in the future to customers living throughout the area served by Commercial National Bank.
As a result of these spending programs ...
-- in every community we serve, trained and licensed employees began to help customers take appropriate advantage of the non-deposit investments available through the bank;
-- residents in the western sector of our county were able to make use of the banking services that became available through the opening of our full-service facility in Murrysville;
-- clients of the bank's rapidly expanding Asset Management and Trust Division were able to choose from a growing list of services;
-- customers throughout our market were introduced to an expanded group of home-banking products designed to make the bank a more effective and efficient financial-services provider to both individuals and business customers; and
-- friends and alumni of Saint Vincent College were able to take advantage of the benefits of a new Visa Gold credit card designed exclusively for them through a special arrangement with the bank.

  These expenditures permitted us to offer services that not only were of immediate benefit to our customers, but announced clearly and unmistakably the role that the corporation and the bank intend to play in the years ahead.

  Also during 1996 you received notification that the shares of common stock of the corporation had been accepted for listing by The Nasdaq Stock Market, Inc. The intent of this step was to provide shareholders with a responsive and unimpeded market that would reflect fairly the market value of their investments.

  The progress made by any organization grows out of the efforts and concerns of the many individuals associated with it, and our company has been exceptionally fortunate in the loyal support extended over the years by our customers, employees, directors and shareholders.

  During 1996 we were deprived of the counsel of one of those strong supporters with the death of Ronald H. Lynch. Mr. Lynch served the bank as a member of the board of directors and as chairman of the audit committee. We as colleagues and friends share our loss with his family and the entire Latrobe community.

  As indicated at the outset, success in the years ahead for an independent banking institution will rely on carefully assessing and meeting current and future needs. Based on our view of the future, we remain convinced that the corporation and the bank, aided by the skills and determination of our people and supported by well-maintained facilities, successfully can honor our pledge to continue providing the quality and personalized services that have been our hallmark for more than 60 years.

               /s/ Louis A. Steiner
               Louis A. Steiner
               Chairman of the Board

               /s/ Gregg E. Hunter
               Gregg E. Hunter
               Vice Chairman of the Board

               /s/ Louis T. Steiner
               Louis T. Steiner
               Vice Chairman of the Board

               /s/ Edwin P. Cover
               Edwin P. Cover
               President

Highlights of 1996

(At this point in the 1996 annual report, the following sentence appears in large print at the top of the left column to start off the highlights of 1996.)

                 The year was a time to prepare
                    for a stronger future ...
                      for the corporation,
                  for the customers it serves,
                     and for the communities
                   in which we live and work.

  Throughout 1996, the board, management staff and employees of Commercial National Financial Corporation worked hard to lay the groundwork to assure a strong future for the firm by implementing new programs and services that are expected to yield their benefits over the years ahead.

  Although the challenging year we faced was marked by modest growth of assets and profits, we continued to develop ways to improve business. We expect that the steps taken will maintain Commercial National as one of Western Pennsylvania's premier community banking institutions.

THE FUTURE WAS STRENGTHENED
FOR SHAREHOLDERS.

  On April 19, the Commercial National Financial Corporation board of directors authorized a three-for-one stock split, increasing the outstanding common stock from 600,000 to 1.8 million shares. Without diluting the proportion of shareholders' holdings to total shares outstanding, the move enabled the company to file for a listing on The Nasdaq Stock Market, Inc., and enhanced the per-share liquidity of the stock so potential investors might purchase it at more attractive prices.

   When trading commenced on the Nasdaq board June 3, the company also had several "market makers" in place to generate stock activity so that sales prices more accurately reflected the company's performance under real-life market conditions. (A complete listing of market makers is included on Page 32 of this report.)

  So that the company's facilities were adequate for the future, the board authorized the June acquisition of the Plaza Hotel property adjacent to its downtown Latrobe corporate headquarters, a move that secured nearby space for future growth.

  After the June death of long-time director Ronald H. Lynch, who also was a successful Latrobe businessman and community activist, the board in August appointed George A. Conti, Jr., a Greensburg attorney, as a director to fill the remainder of the term which expires in April 1998.

OUR FINANCIAL PERFORMANCE IMPROVED.

  In spite of an economy that frequently was characterized as "lackluster," the corporation

(At this point in the 1996 annual report, there appears a bar graph occupying two-thirds space of the second column as set out in the following table.)

              Annual Share Price Appreciation

1992                  $12.67
1993                  $13.33
1994                  $17.83
1995                  $20.13
1996                  $36.00


(At this point in the 1996 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

posted assets and profits that exceeded those recorded in any year of the company's history.

  At the same time, the stock-split action early in the year contributed to the substantial price appreciation of the company's year-end share price. Adjusted to

(At this point in the 1996 annual report, there appears another bar graph occupying two-thirds space of the second column as set out in the folowing table.)

                Dividends Paid Per Share

1992                    $0.45
1993                    $0.49
1994                    $0.53
1995                    $0.56
1996                    $0.62


(At this point in the 1996 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

compensate for the three-for-one stock split, the 1995 share price of $20.13 improved to $36 by the end of 1996, a jump of nearly 79 percent.

  Likewise, dividends paid to our investors on each share owned also improved. From a $0.56-per-share dividend in 1995, investors realized $0.62 per share in 1996, an increase of nearly
11 percent.


(At this point in the 1996 annual report, there appears a bar graph occupying two-thirds space of the second column as set out in the following table.)

                        Deposit Base Growth

1992                    $199,388
1993                    $213,754
1994                    $219,561
1995                    $230,736
1996                    $238,808


(At this point in the 1996 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

The deposit base of the corporation grew by more than 3 percent over last year with total deposits standing at $238.8 million at year end. Deposit trends observed throughout the year showed


(At this point in the 1996 annual report, the following text is back to full column width.)


a decidedly stronger shift to certificates of deposit, money market investment and checking-with-interest accounts. While those moves more than offset the stagnation experienced in non-interest-bearing deposit accounts, the higher accumulations in interest-bearing accounts contributed to increased costs.


(At this point in the 1996 annual report, there appears a bar graph occupying two-thirds space of the third column as set out in the following table.)

                     Loan Portfolio Growth

1992                 $117,064
1993                 $125,935
1994                 $139,367
1995                 $144,523
1996                 $160,048


(At this point in the 1996 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the bar graph did not use.)

  Loan volume of $160 million, on the other hand, experienced a period of solid expansion and was up more than 10 percent, a considerable improvement over the 3.70 percent increase realized in 1995. The better performance was due largely to


(At this point in the 1996 annual report, the text appears back to full column format.)


more vigorous activity in commercial and personal loan products.
A contraction in the residential mortgage segment helped to reduce the firm's exposure to the unpredictability of rates over a longer term, while consumer installment loans, boosted by a broadened consumer credit-card offering and a successful promotional effort for home-equity loans, realized hefty gains which contributed to the good loan growth and helped to generate a portfolio that more evenly is balanced among our various loan-product offerings.

  A $725,000 increase in interest income was somewhat countered by a $193,000 increase in interest expense, resulting in an improvement in net interest income of less than 5 percent.


(At this point in the 1996 annual report, there appears a bar graph, occupying the full column width, as set in the following table.)


                 Interest: Income, Expense & Net

1992              $17,951        $7,376        $10,575
1993              $17,250        $6,149        $11,101
1994              $17,384        $6,445        $10,939
1995              $19,222        $8,252        $10,970
1996              $19,947        $8,445        $11,502


Total net interest income at year end stood at $11.5 million compared to $10.9 million a year ago.

(At this point in the 1996 annual report, there appears a bar graph occupying two-thirds space of the first column as set out in the following table.)

                 Post Tax Return On Average Assets

1992                  1.43%
1993                  1.63%
1994                  1.42%
1995                  1.43%
1996                  1.39%


(At this point in 1996 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

  The post-tax return on average assets of 1.39 percent, while not as high as the 1.43 percent return generated last year, still is an indicator of strong performance for any financial institution. The slight decrease from 1995 partly can


(At this point in the 1996 annual report, the text goes back to full-column width.)

be attributed to the opening of the new Murrysville community office and the implementation of increased promotional efforts for the electronic home-banking system.

WE MAINTAINED A FOCUS ON IMPROVING
OUR SERVICE-DELIVERY SYSTEMS.

  Enhancements in service delivery implemented throughout the year were made so that Commercial National more effectively could meet the ever-changing demands of its growing customer base. Improvements made to personal sales methods employed in community offices and to the electronic home-banking system should help us to more favorably compete with other financial-service providers seeking customers in the same markets we serve.

  A key element of that improvement effort was put into place when a team of Commercial National bankers was licensed by the National Association of Securities Dealers to make mutual funds available to customers looking for investments more closely tied to the debt and equity markets of the national economy. After completing extensive training programs and a series of rigorous tests for the authorization, the group now provides financial-management service to customers using Commercial National offices throughout the county.

  In recognition of their diligent efforts to accomplish that goal, in May the bank presented to those who secured licenses for mutual fund sales its 1996 Chairman's Award. Among them were ...
  -- Jim Harris
     Asset Management and Trust Division
  -- Sharon Lewis
     Asset Management and Trust Division
  -- Mike Matthews
     Asset Management and Trust Division
  -- Marty May
     Commercial Business Development Group
  -- Eric Sarn
     Latrobe Community Office
  -- Mike Schmidt
     Courthouse Square Community Office
  -- Alan Sulek
     Eastgate Community Office
  -- Tom Sylvester
     Ligonier Community Office
  -- Keith Visconti
     Commercial Business Development Group
  -- Phyllis Yesh
     Lawson Heights Community Office
  Since then, other managers who have been authorized to offer the funds include ...
  -- Linda Bellich
     Murrysville Community Office
  -- Donna Daugherty
     Pleasant Unity Community Office
  -- Debbie Gras
     West Newton Community Office
  Also in May the bank's President's Award was presented to ...
  -- Stacey Winfield
     Assistant Vice President and
     Credit Services Manager
for developing an expanded mortgage program and cultivating relationships with a number of area automobile dealers who arrange customer financing through the bank.

  To improve market penetration and to broaden the corporation's presence in Westmoreland County, Commercial National Bank opened the Murrysville office in July. The new facility features extended hours on Thursday, Friday and Saturday and provides consumers and business owners along the busy Route 22 corridor with a complete array of banking and investment services.

  In September, the bank rolled out its new Maxcess (at this point in the 1996 annual report, there appears a service mark) Account, an electronic home-banking system that includes bill-payment service, an automatic account-information system and a variety of free services. At the time of the start-up, the bank was the only Pennsylvania financial institution offering a special
CheckPhone for account access. The unit displays account information on a back-lighted LCD screen so customers can actually see electronic banking transactions as they do them.
Later in the year, customers preferring to use personal computers for their home banking also were provided with access to the Maxcess Account system.

  The bank further extended its service to the global community with the September offering of the new Saint Vincent College Visa Gold credit card. Through a mailing to more than 11,000 alumni and employees around the world, the program offered a special credit card rate for Saint Vincent associates and included a rebate offer for transferred balances that resulted in a 2 percent return to the cardholder and a 1 percent contribution to the college.

WE HELPED AREA COMMUNITIES
BUILD A BETTER TOMORROW.

  Long noted for its outstanding record of community service, Commercial National even further strengthened that reputation in October by hosting representatives of more than 100 community-service agencies at two Civic Group Appreciation Day luncheons held in opposite districts of the county. At those meetings, corporate contributions amounting to more than $85,000 in cash or in-kind services were announced for the various charitable organizations serving the same communities we serve.

  Also during the year, Commercial National was involved in a number of other community-service initiatives of benefit to the citizens with whom we live. Among those projects were ...
-- a flood-recovery loan program extended by the bank (offering up to $10,000 for five years at the below-prime annual percentage rate of 7 percent) to help residents of Ligonier and West Newton who were adversely affected by January floods that devastated some neighborhoods.
-- donation of 100 new U.S. flags, poles and brackets for erection in downtown Latrobe between Memorial Day and Labor Day every year.
-- the citation of Tom Michalovicz of Latrobe as the first member of Business Explorer Post 319 at Commercial National Bank of Westmoreland County to receive an Eagle Scout award. The recognition was accorded for his coordination of construction of 28 bluebird nesting boxes which he then installed at Keystone State Park.

  Though financial improvements during the year may have been somewhat modest, substantial progress indeed was made in preparing the staff, programs and facilities that will carry
Commercial National into a productive future likely to be of even greater benefit to its employees, customers, investors and neighbors.

[FN]
MAXCESS is a service mark of Commercial National Bank of Westmoreland County.

Commercial National Financial Corporation and Subsidiary
Consolidated Balance Sheets
-------------------------------------------------------------------------------

                                                           December 31,
                                                      -------------------------
                                                      1996              1995
ASSETS
-------------------------------------------------------------------------------
  Cash and due from banks on demand               $  8,839,707      $ 7,550,942
  Interest bearing deposits with banks                 153,667           82,651
  Federal funds sold                                      -           5,425,000
  Securities available for sale                     37,816,171       58,232,862
  Securities held to maturity, market values of
   $65,571,756 and $46,427,423 in 1996 and 1995     64,539,801       45,247,754

  Loans                                            160,048,235      144,523,375
     Unearned   income                                (112,712)        (235,373)
     Reserve for possible loan losses               (2,035,818)      (2,081,700)
                                                   ----------------------------
 Net loans                                         157,899,705      142,206,302
                                                   ----------------------------
 Premises and equipment                              4,802,465        3,990,651
 Accrued interest receivable                         2,144,723        2,150,205
 Other assets                                        1,914,285        1,289,651
-------------------------------------------------------------------------------
      Total Assets                               $ 278,110,524    $ 266,176,018
                                                  ============     ============
LIABILITIES
-------------------------------------------------------------------------------
  Deposits
   Non-interest bearing                          $  33,972,163    $  36,054,886
   Interest bearing                                204,835,908      194,681,425
                                                   ----------------------------
      Total deposits                               238,808,071      230,736,311
                                                   ===========      ===========
  Federal funds purchased                            1,400,000             -
  Other liabilities                                  2,514,199        2,403,237
-------------------------------------------------------------------------------
      Total Liabilities                            242,722,270      233,139,548
                                                   ----------------------------
Shareholders' Equity
-------------------------------------------------------------------------------
  Common stock, par value $2; 1,800,000 shares
   authorized,issued and outstanding                 3,600,000        3,600,000
  Retained earnings                                 31,777,511       29,143,045
  Unrealized gain on securities
   available for sale-net of deferred taxes
   of $5,533 and $151,159 in 1996 and 1995              10,743          293,425
                                                  -----------------------------
      Total Shareholders' Equity                    35,388,254       33,036,470
-------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity    $ 278,110,524    $ 266,176,018
                                                  ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Income
-------------------------------------------------------------------------------

                                             Years Ended December 31,
                                          -----------------------------------
                                            1996         1995         1994
Interest Income
-----------------------------------------------------------------------------
 Interest and fees on loans             $13,549,080  $12,843,170  $11,250,168
 Interest and dividends on securities:
   Taxable                                4,914,451    4,803,344    4,486,473
   Exempt from federal income taxes       1,391,106    1,335,649    1,320,749
 Interest on deposits with banks              6,252        2,716        1,475
   Interest on federal funds sold            86,678      237,595      324,713
-----------------------------------------------------------------------------
      Total interest income              19,947,567   19,222,474   17,383,578

Interest Expense                          8,445,126    8,252,219    6,444,799
-----------------------------------------------------------------------------
Net Interest Income                      11,502,441   10,970,255   10,938,779

Provision for Possible Loan Losses          105,000       90,000      180,000
-----------------------------------------------------------------------------
      Net interest income after provision
      for  possible loan losses          11,397,441   10,880,255   10,758,779

Other Operating Income
-----------------------------------------------------------------------------
 Service charges on deposit accounts        511,418      480,833      472,280
 Other service charges and fees             287,694      292,914      277,683
 Net security gains                             577        6,213          125
 Trust department income                     89,274       29,470        1,050
 Other income                               367,227      303,512      264,653
-----------------------------------------------------------------------------
      Total other operating income        1,256,190    1,112,942    1,015,791
                                          -----------------------------------
Other Operating Expenses
 Salaries and employee benefits           4,231,494    3,908,250    3,839,257
 Net occupancy expense                      492,414      446,947      472,057
 Furniture and equipment expense            616,663      496,397      439,596
 FDIC insurance  expense                      2,000      285,742      470,556
 Pennsylvania shares tax                    255,161      234,421      215,714
 Other expenses                           2,046,844    1,674,414    1,701,479
-----------------------------------------------------------------------------
      Total other operating expenses      7,644,576    7,046,171    7,138,659
                                          -----------------------------------
Income Before Income Taxes                5,009,055    4,947,026    4,635,911
                                          -----------------------------------
Income Tax Expense                        1,252,589    1,253,833    1,150,991
-----------------------------------------------------------------------------
      Net Income                        $ 3,756,466  $ 3,693,193  $ 3,484,920
                                        ===========  ===========  ===========
      Net Income Per Common Share       $      2.09  $      2.05  $      1.94
                                        ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------

                                                                      Unrealized
                                           Additional                 Gain (Loss)           Total
                               Common       Paid-in     Retained     on Securities       Shareholders'
                                Stock       Capital     Earnings   Available for Sale       Equity
------------------------------------------------------------------------------------------------------
Balance - January 1, 1994   $ 1,200,000  $ 2,400,000  $ 23,932,932      $ 472,816        $ 28,005,748

Net income                         -            -        3,484,920           -              3,484,920

Cash dividends declared
 ($.53 per share)                  -            -         (960,000)          -               (960,000)

Net change in unrealized (loss)
 on securities available for
 sale - net of deferred taxes      -            -             -          (973,725)           (973,725)
------------------------------------------------------------------------------------------------------
Balance - December 31, 1994   1,200,000    2,400,000    26,457,852       (500,909)         29,556,943

Net income                         -            -        3,693,193           -              3,693,193

Stock split in the form
of a dividend (Note 11)       2,400,000   (2,400,000)         -              -                   -

Cash dividends declared
 ($.56 per share)                  -            -       (1,008,000)          -             (1,008,000)

Net change in unrealized gain
 on securities available for
 sale - net of deferred taxes      -            -             -           794,334             794,334
------------------------------------------------------------------------------------------------------
Balance - December 31, 1995   3,600,000         -       29,143,045        293,425          33,036,470

Net income                         -            -        3,756,466           -              3,756,466

Cash dividends declared
 ($.62 per share)                  -            -       (1,122,000)          -             (1,122,000)

Net change in unrealized gain
 on securities available for
 sale - net of deferred taxes      -            -             -          (282,682)           (282,682)
------------------------------------------------------------------------------------------------------

Balance - December 31, 1996  $3,600,000  $      -      $31,777,511      $  10,743         $35,388,254
                             ==========  ===========   ===========      ==========        ============


The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------

                                                               Years ended December 31,
                                                    ------------------------------------------
                                                        1996           1995            1994
----------------------------------------------------------------------------------------------
Operating Activities
 Net income                                        $  3,756,466   $  3,693,193   $   3,484,920
 Adjustments to reconcile net income
  to net cash provided by operating activities
 Depreciation and Amortization                          591,288        505,614         452,051
 Provision for possible loan losses                     105,000         90,000         180,000
 Net (accretion) amortization of securities
  and loan fees                                         158,210        (45,292)         25,238
 Net security gains                                        (577)        (6,213)           (125)
 (Increase) decrease in interest receivable               5,482        (80,771)       (166,453)
 Increase in interest payable                            63,088        351,725         122,906
 Increase (decrease) in taxes payable                      -           (10,628)         10,690
 Increase in taxes receivable                           (90,286)        (7,891)           -
 Deferred tax (benefit)                                  52,019         40,618         (53,275)
 Increase in other liabilities                           47,875         38,297         123,132
 Increase in other assets                              (167,122)      (114,343)        (95,612)
-----------------------------------------------------------------------------------------------
 Net cash provided by operating activities            4,521,443      4,454,309       4,083,472
-----------------------------------------------------------------------------------------------
Investing Activities
 Net increase in deposits with other banks              (71,016)       (68,934)        (13,717)
 Net (increase) decrease in federal funds sold        5,425,000     (3,150,000)     13,150,000
 Purchases of securities available for sale         (10,768,047)   (12,805,938)    (15,817,089)
 Purchases of securities held to maturity           (25,142,595)   (11,517,282)    (12,921,047)
 Maturities and calls of securities
  available for sale                                 14,094,084      8,532,111      13,317,904
 Proceeds from sales of investment securities
  available for sale                                 16,651,647           -               -
 Maturities and calls of securities
  held to maturity                                    5,809,060     10,190,940       9,087,500
 Net increase in loans                              (16,177,469)    (5,257,481)    (13,468,872)
 Purchases of premises and equipment                 (1,403,102)      (757,492)       (285,322)
-----------------------------------------------------------------------------------------------
 Net cash used by investing activities              (11,582,438)   (14,834,076)     (6,950,643)
-----------------------------------------------------------------------------------------------
Financing Activities
  Net increase in deposits                            8,071,760     11,175,388       5,807,244
  Net increase in short-term borrowings               1,400,000           -               -
  Dividends paid                                     (1,122,000)    (1,008,000)       (960,000)
-----------------------------------------------------------------------------------------------
  Net cash provided by financing activities           8,349,760     10,167,388       4,847,244
-----------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents    1,288,765       (212,379)      1,980,073

Cash and cash equivalents at beginning of year        7,550,942      7,763,321       5,783,248
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  8,839,707   $  7,550,942    $  7,763,321
                                                   ============   ============    ============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                     $  8,382,038   $  7,900,494    $ 6,321,893
                                                   ============   ============    ===========
      Taxes                                        $  1,294,000   $  1,230,990    $ 1,410,464
                                                   ============   ============    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Shareholders
Notes to Consolidated Financial Statements
Years Ended December 31, 1996, 1995, and 1994
-----------------------------------------------------------
1. Summary of Significant Accounting Policies

General:

The accompanying consolidated financial statements include the
accounts  of  Commercial  National  Financial  Corporation   (the
corporation)   and  its  wholly-owned  subsidiary,   Commercial
National Bank of Westmoreland County (the bank). All material intercompany transactions have been eliminated.

The following summary of accounting and reporting policies is presented to aid the reader in obtaining a better understanding of the financial statements and related financial data of the corporation and the bank contained in this report. Such policies conform to generally accepted accounting principles (GAAP) and to general practice within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates.

Certain items of the consolidated financial statements for the years ended December 31, 1995 and 1994, have been reclassified to conform with the December 31, 1996 presentation. None of these reclassifications affected net income.


Securities:

The  corporation has adopted Statement of Financial Accounting
Standards   No.   115  (FAS  115),  "Accounting   for   Certain
Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows: (a) securities held to maturity, (b) trading securities and (c) securities available for sale.

Debt securities that the corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as securities available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

Net gain or loss on the sale of securities is determined using the specific identification method.

Loans:

Loans  are  stated at face value net of unearned income.   The
unearned income on installment loans is taken into income in decreasing amounts over the term of the loan. Interest on all other loans is recognized based on the principal amount outstanding. When a loan becomes past due and doubt exists as to the ultimate collection of principal and interest, the accrual of income is discontinued and is recognized at the time payment is received.

Loan Fees:

Loan origination and commitment fees, net of associated direct costs, are deferred and the net amount is amortized as an adjustment to the related loan yield on the interest method, generally over the contractual life of the related loans or commitments.


Other Real Estate Owned:

Real estate, other than bank premises, is recorded at the lower of cost or market at the time of acquisition. Expenses related to holding the property, net of rental income, are generally charged against earnings in the current period.

Reserve for Possible Loan Losses:

The reserve for possible loan losses represents management's estimate of an amount adequate to provide for losses which may be incurred on loans currently held. Management determines the adequacy of the reserve based on reviews of individual credits, historical patterns of loan charge-offs and recoveries, industry experience, current economic trends, and other factors relevant to the collectibility of the loans currently in the portfolio. The reserve is increased by provisions charged to operating expense and reduced by net charge-offs.

Premises and Equipment:

Premises and equipment are carried at cost less accumulated depreciation and amortization. For financial statement reporting and income tax purposes, depreciation is computed both on straight-line and accelerated methods over the estimated useful life of the premises and equipment. Charges for maintenance and repairs are expensed as incurred. Amortization is charged over the term of the respective lease or the estimated useful life of the asset, whichever is shorter.

Income Taxes:

Certain income and expense items are accounted for in different years for financial reporting purposes than for income tax purposes. Deferred taxes are provided to recognize these temporary differences. The principal items involved are investment  securities,  employee benefit  plans,  provision  for possible  loan  losses, net deferred loan  fees  and  costs,  and depreciation. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. Income tax expense is not proportionate to earnings before taxes, principally because a portion of revenues from obligations of states and political subdivisions are nontaxable.

(At this point in the 1996 annual report, the text is still in three-column format with the first column being full of text and the second and third columns consisting of text only half way down.
The last half of the second and third columns consist of a table that will be recognized later on this page.)


Earnings per Share:

Earnings per share have been calculated on the weighted average number of shares outstanding of 1,800,000 shares in 1996, 1995, and 1994. The weighted average number of shares outstanding has been adjusted for the effect of a three-for-one stock split effected in the form of a stock dividend more fully described in
Note 11.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks on demand".

Fair Value of Financial Instruments:

In  December,  1991, the Financial Accounting Standards  Board
(FASB) issued Statement of Financial Accounting Standards No. 107
(FAS   107),   "Disclosures  about  Fair  Value  of   Financial
Instruments," which requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. For the corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in FAS 107. Many of the corporation's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the corporation's general practice and intent to hold its financial instruments to maturity and to not engage in trading or sales activities. Therefore, significant estimations and present value calculations were used by the corporation for the purposes of this disclosure.

Estimated fair values have been determined by the corporation using the best available data and an estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate the recorded book balances.

The  corporation's remaining assets and liabilities which  are
not   considered  financial  instruments  have  not  been  valued
differently   than  has  been  customary  with  historical   cost
accounting.

2. Cash and Due from Banks on Demand

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and non-personal time deposits (deposits with original maturities of 14 days or more). Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The amount so restricted at December 31, 1996 was $1,460,000.

3. Securities

The amortized cost and estimated market values of securities are as follows:

                                                 Gross       Gross       Estimated
                                  Amortized   Unrealized  Unrealized      Market
                                    Cost         Gains       Losses        Value
----------------------------------------------------------------------------------
Securities Available for Sale:
December 31, 1996
U.S. Treasury securities        $36,866,694   $  142,700   $(126,423)  $36,882,971
Other securities                    933,200         -           -          933,200
----------------------------------------------------------------------------------
                                $37,799,894   $  142,700   $(126,423)  $37,816,171
                                ===========   ==========   ==========  ===========


December 31, 1995
U.S. Treasury securities        $45,565,320   $  435,957   $ (61,100)  $45,940,177
Obligations of U.S. Government
  corporations and agencies      11,278,258       78,371      (8,644)   11,347,985
Other securities                    944,700         -           -          944,700
----------------------------------------------------------------------------------
                                $57,788,278   $  514,328   $ (69,744)  $58,232,862
                                ===========   ==========   ==========  ===========


Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-------------------------------------------------------------------------------

                                                     Gross      Gross       Estimated
                                    Amortized     Unrealized  Unrealized     Market
                                       Cost          Gains      Losses        Value
-------------------------------------------------------------------------------------
Securities Held to Maturity:
December 31, 1996
Obligations of U.S. Government
  corporations and agencies        $36,610,826   $  221,087  $(118,826)   $36,713,087
Obligations of states and
  political subdivisions            27,928,975    1,000,289    (70,595)    28,858,669
-------------------------------------------------------------------------------------
                                   $64,539,801   $1,221,376  $(189,421)   $65,571,756
                                   ===========   ==========  ==========   ===========


December 31, 1995
Obligations of U.S. Government
  corporations and agencies        $20,251,352   $  194,687  $ (67,307)   $20,378,732
Obligations of states and
  political subdivisions            24,996,402    1,100,204    (47,915)    26,048,691
-------------------------------------------------------------------------------------
                                   $45,247,754   $1,294,891  $(115,222)   $46,427,423
                                   ===========   ==========  ==========   ===========


(At this point in the 1996 annual report, the following text is in one-column format measuring two columns wide.)

The amortized cost and estimated market values of securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                  Securities Available        Securities Held
                                        for Sale                 to Maturity
-----------------------------------------------------------------------------------
                                  Amortized   Estimated     Amortized   Estimated
                                    Cost     Market Value     Cost     Market Value
-----------------------------------------------------------------------------------
Due within 1 year               $12,170,719  $12,241,326  $ 4,780,571  $  4,808,099
Due after 1 but within 5 years   24,695,975   24,641,645   26,004,882    26,227,991
Due after 5 but within 10 years        -            -      32,227,630    32,988,835
Due after 10 years                     -            -       1,526,718     1,546,831
Equity securities                   933,200      933,200         -             -
-----------------------------------------------------------------------------------
                                $37,799,894  $37,816,171  $64,539,801   $65,571,756
                                ===========  ===========  ===========   ===========

(At this point in the 1996 annual report, the following text is in one-column format measuring two columns wide.)

Securities with amortized cost and market values, respectively, of $9,072,297 and $9,219,241 at December 31, 1996 and $8,579,770
and $8,766,917 at December 31, 1995, were pledged to secure public deposits and for other purposes required or permitted by law.


(The rest of the text on this page reverts back to three-column format starting with the third column.)


Proceeds from sales and calls of securities during 1996, were $20,730,381. Gross gains of $52,137 and gross losses of $51,560 were realized on those sales and calls in 1996. Proceeds from calls of securities during 1995 and 1994, were $4,280,940 and $4,152,500, respectively. Gross gains of $6,213 and $125 were realized on those calls in 1995 and 1994, respectively. There were no gross realized losses during 1995 and 1994.

Other securities consist of Federal Reserve Bank stock, an equity security, with book and market values of $108,000 at December 31, 1996 and 1995 and Federal Home Loan Bank stock, an equity security, with book and market values of $825,200 and $836,700 at December 31, 1996 and 1995, respectively.

The   corporation  did  not  hold  any  derivative  financial
instruments such as futures, forwards, swap or option contracts at December 31, 1996.

In November 1995, the Financial Accounting Standards Board issued a special report "A Guide to Implementation of FAS 115 on Accounting for Certain Investments in Debt and Equity Securities
- Questions and Answers." As permitted by the Guide, the corporation transferred securities from the held to maturity classification to the available for sale classification in December 1995. The amortized cost of these securities as of the date of transfer was $19,227,245 with a fair market value of $19,216,380.

The changes in net unrealized holding gain or loss on securities available for sale that has been included in the separate component of shareholders' equity for the year ended
December 31, is as follows:

(At this point in the 1996 annual report, a table appears measuring two columns wide starting with the second column.)

                                                1996        1995         1994
--------------------------------------------------------------------------------
Gross change in unrealized gain (loss)
  on securities available for sale          $(428,308)  $1,203,537  $(1,475,341)
Deferred taxes                               (145,626)     409,203     (501,616)
--------------------------------------------------------------------------------
Net change in unrealized gain (loss)
  on securities available for sale          $(282,682)  $  794,334     (973,725)
                                            ==========  ==========    ==========


4.  Loans

Loans are summarized as follows:

(At this point, the following table measures two columns wide in a three column format starting with the first column.)


                                                December 31,
                                        --------------------------
                                             1996         1995
------------------------------------------------------------------
Commercial  loans                       $ 17,115,404  $ 14,494,356
Real estate loans - commercial            33,437,360    32,460,803
Real estate loans - construction           1,924,619     1,523,490
Real estate loans - other                 86,045,874    79,910,652
Installment loans                          6,542,365     4,803,258
Municipal loans                            3,183,483     1,332,403
Other loans                               11,799,130     9,998,413
------------------------------------------------------------------
                                        $160,048,235  $144,523,375
                                        ============  ============


(At this point, the following text is in one-column format measuring two columns wide.)


The corporation's loan portfolio is collateralized with assets located primarily within Western Pennsylvania. Although the corporation has a diversified portfolio, exposure to credit loss can be adversely
impacted   by   downturns  in  local  economic   and   employment
conditions.

5.  Reserve for Possible Loan Losses

Transactions in the reserve for possible loan losses are summarized as follows:

                                              1996           1995         1994
----------------------------------------------------------------------------------
Reserve balance at January 1,              $2,081,700    $ 2,077,553  $ 1,968,014
----------------------------------------------------------------------------------
Losses charged against reserve               (173,952)       (97,089)     (86,882)
Recoveries on previously charged-off loans     23,070         11,236       16,421
Provision charged to operating expense        105,000         90,000      180,000
----------------------------------------------------------------------------------
Reserve balance at December 31,            $2,035,818    $ 2,081,700  $ 2,077,553
                                           ==========    ===========  ===========

(At this point the following text is in three-column format.)

In May 1993, the Financial Accounting Standards Board issued Statement No. 114 "Accounting by Creditors for Impairment of a Loan" (FAS 114) which was amended in October 1994 by Statement No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (FAS 118) which addresses the disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, FAS 118 requires the disclosure of how the creditor recognizes interest income related to these impaired loans. The corporation adopted FAS 114, as amended by FAS 118, effective January 1, 1995. The effect of adoption was not material.

Impairment of loans having recorded investments of $3,714,258 and $1,111,517 at December 31, 1996 and December 31, 1995,
respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 1996 and 1995 was $3,738,895 and $882,209. The total allowance for loan losses related to these loans was $780,185 and $490,188 at December 31, 1996 and December 31, 1995,
respectively. The provision for impaired loans charged to operating expense and impaired loans charged off amounted to $289,997 and $0 in 1996. Interest income on impaired loans of $249,676 and $16,623 was recognized for cash payments received in 1996 and 1995.

6.  Financial Instruments with Off-Balance-Sheet Risk

The corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, financial standby letters of credit, and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amount of those instruments reflect the extent of involvement the corporation has in particular classes of financial instruments. The corporation does not issue any other instruments with significant off-balance-sheet risk.

The corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, financial standby letters of credit, and commercial letters of credit written is represented by the contract or notional amount of those instruments. The corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The following table identifies the contract or notional amount of those instruments.

(At this point, the following table is located at the bottom two-thirds of the page occupying the second and third columns.)

                                                        December  31,
----------------------------------------------------------------------------
                                                     1996           1995
----------------------------------------------------------------------------
Financial instruments whose contract amounts
  represent credit risk
    Commitments to extend credit                 $39,560,751     $30,982,248
    Standby letters of credit                    $ 4,747,174     $ 2,603,547
    Financial  standby letters of credit         $ 2,764,412     $ 5,050,615


Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------

(At this point, the following text is in three-column format with only the first column being occupied.)

Commitments  to  extend credit are agreements  to  lend  to  a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do
not   necessarily   represent  future  cash  requirements.    The
corporation evaluates each customer's credit worthiness on a case-
by-case  basis.   The  amount of collateral  obtained  if  deemed
necessary by the corporation upon extension of credit is based on
management's credit evaluation of the counter party.   Collateral
held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit, financial standby letters of credit, and commercial letters of credit written are conditional commitments issued by the corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


(At this point  the following text and tables appear in
 one-column format measuring two columns wide. The text begins at the top of the second column in a standard three column page.)


7.      Premises and Equipment

The depreciation and amortization on premises and equipment charged to operating expense amounted to $591,288 in 1996, $505,614 in 1995, and $452,051 in 1994.

The composition of premises and equipment at December 31, is as follows:

                                           1996         1995
----------------------------------------------------------------
  Premises                              $4,400,319   $3,598,956
  Leasehold improvements                   214,866      214,866
  Furniture and equipment                4,565,539    4,133,024
----------------------------------------------------------------
                                         9,180,724    7,946,846

  Less accumulated depreciation
    and amortization                     5,359,755    4,768,468
----------------------------------------------------------------
                                         3,820,969    3,178,378
  Business development site                207,038      427,073
  Land                                     774,458      385,200
----------------------------------------------------------------
                                        $4,802,465   $3,990,651
                                         =========    =========

 8.     Deposits

Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $25,334,259 and
$21,010,243 at December 31, 1996 and 1995. Interest expense related to certificates of $100,000 or greater was $1,213,126, $1,157,021, and
$639,316,   for  the  years  ended  December  31,  1996,  1995,  and   1994,
respectively.

Interest bearing deposits at December 31, are detailed as follows:

                                           1996            1995
---------------------------------------------------------------------
        Savings accounts              $ 43,715,842    $ 43,243,858
        NOW accounts                    11,925,963      11,132,351
        Money Market NOW accounts        7,180,985       7,016,310
        FIMM accounts                   40,003,616      38,318,211
        Time deposits                  102,009,502      94,970,695
---------------------------------------------------------------------
                                      $204,835,908    $194,681,425
                                       ===========     ===========

 9.     Employee Benefit Plans

The corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The corporation also has a supplemental retirement plan for certain employees. The expense for the employee benefit plans was $474,692, $418,058 and $539,304 for the years ended December 31, 1996, 1995, and 1994.

(At this point, the following text and tables are in one-column format measuring two columns wide. The text begins at the top of the first column and occupies about two-thirds of the page.)



10.     Income Taxes

The balance sheet includes approximately $671,221 and $577,615 of net deferred tax asset at December 31, 1996 and 1995, respectively. The corporation has not established a valuation allowance as it is management's belief that it has adequate taxable income and carry backs to realize the net deferred tax asset. The components of the net deferred tax asset at December 31, 1996 and 1995 are as follows:

                                                December 31,
                                           ----------------------
                                             1996          1995
------------------------------------------------------------------
  Reserve for possible loan losses        $ 533,373     $ 548,973
  Accrued benefits                          204,054       209,709
  Deferred loan fees                         38,322        80,027
------------------------------------------------------------------
  Total deferred tax assets                 775,749       838,709

  Securities accretion                       90,935        82,552
  Unrealized gain on securities
    available for sale                        5,533       151,159
  Depreciation                                8,060        27,383
------------------------------------------------------------------
  Total deferred tax liabilities            104,528       261,094
------------------------------------------------------------------
  Net deferred tax asset                   $671,221      $577,615
                                            =======       =======


The total tax provision or credit for financial reporting purposes differs from the amount computed by applying statutory rates to income before income taxes. The differences for the years ended December 31, are as follows:

                                                 1996         1995         1994
-----------------------------------------------------------------------------------
 Tax at statutory rates                      $1,703,079   $1,681,989   $1,576,210
  Increase (decrease) resulting from:
    Non-taxable interest and dividend income    (516,972)    (483,214)    (469,030)
    Non-deductible interest expense               61,313       54,373       42,817
    Other                                          5,169          685          994
-----------------------------------------------------------------------------------
  Total tax provision                         $1,252,589   $1,253,833   $1,150,991
                                               =========    =========    =========


(At this point, the text reverts back to the three-column format beginning in first column about two-thirds of the way down the page.)

11.     Stock Split

On February 20, 1996, the Board of Directors approved a three-for-one stock split effected in the form of a stock dividend to shareholders of record on March 20, 1996. The stock split in the form of a stock dividend has been given retroactive effect in the consolidated balance sheet at December 31, 1995 and per share data for all prior periods presented has been restated.

12.     Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 1996 and 1995, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the corporation. It is the corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and the methodologies in absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

The following methods and assumptions were used by the corporation in estimating financial instrument fair values:

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts for cash and short term investments approximate the estimated fair values of such assets.

SECURITIES:  Fair values for securities held to maturity  and  securities
available  for  sale are based on quoted market prices,  if  available.   If
quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS RECEIVABLE: Fair values of variable-rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying values. The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest is considered a reasonable estimate of fair value.

OFF-BALANCE-SHEET INSTRUMENTS: Many of the corporation's off-balance-sheet instruments, primarily loan commitments and standby letters of credit, are expected to expire without being drawn upon, therefore, the commitment amounts do not necessarily represent future cash requirements. Management has determined that due to the uncertainties of cash flows and difficulty in predicting the timing of such cash flows, fair values were not estimated for these instruments.

Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
---------------------------------------------------------


(At this point, the following two paragraphs occupy the first two colums about a quarter of the way down the page.)


DEPOSIT LIABILITIES: For deposits which are payable on demand at the reporting date, representing all deposits other than time deposits, management estimated that the carrying value of such deposits is a reasonable estimate of fair value. The carrying amounts of variable rate time deposit accounts and certificates of deposit approximate their fair values at the report date. Fair values of fixed rate time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities.
The carrying amount of accrued interest   approximates its fair value.

SHORT-TERM BORROWINGS: The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.


(At this point appears a table measuring two columns wide bearing the carrying amount and fair value of financial assets and financial liabilities.)

                                                               December 31,
---------------------------------------------------------------------------------------------------
                                                     1996                          1995
---------------------------------------------------------------------------------------------------
                                           Carrying         Fair         Carrying           Fair
                                            Amount          Value         Amount            Value
---------------------------------------------------------------------------------------------------
Financial assets
  Cash and short term investments      $   8,993,374  $   8,993,374   $  13,058,593    $ 13,058,593
  Securities available for sale           37,816,171     37,816,171      58,232,862      58,232,862
  Securities held to maturity             64,539,801     65,571,756      45,247,754      46,427,423
  Loans, net of reserve                  157,899,705    155,624,937     142,206,302     137,186,755
  Accrued interest receivable              2,144,723      2,144,723       2,150,205       2,150,205

Financial liabilities
  Deposits                              $238,808,071   $240,177,568    $230,736,311    $232,011,924
  Short-term borrowings                    1,400,000      1,400,000            -               -
  Accrued interest payable                 1,142,154      1,142,154       1,079,066       1,079,066
----------------------------------------------------------------------------------------------------


(At this point the following two paragraphs and table occupy the first two columns and begin directly under the preceding table about two-thirds of the way down the page.)


13.  Related Party Transactions

Some of the corporation's or the bank's directors, principal officers, principal shareholders, and their related interests had transactions with the bank in the ordinary course of business during 1996. All loans and commitments to loans in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $1,207,988 and $797,397 at December 31, 1996 and 1995.

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 during 1996:



-----------------------------------------------------
      Balances at December 31, 1995       $   645,824
      Advances                                918,073
      Repayments                             (508,415)
-----------------------------------------------------
      Balances at December 31, 1996       $ 1,055,482
                                           ==========


(At this point the following text is back to three-column format beginning at the third column.)


14.  Capital Requirements and Dividend Restrictions

The corporation and the bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the corporation and the bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the corporation and the bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the regulatory agencies categorized the corporation and the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the corporation and the bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed those categories.

                                                                                            To Be Well Capitalized
                                                                       For Capital               Under Prompt
                                                Actual              Adequacy Purposes    Corrective Action Provisions:
----------------------------------------------------------------------------------------------------------------------
                                             Amount     Ratio       Amount      Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1996:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $37,364,798  23.5%     $12,729,070    >8.0%      $15,911,338   >10.0%
  Commercial National Bank                    37,376,189  23.5%      12,727,982    >8.0%       15,909,977   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (To Risk Weighted Assets)

  Commercial National Financial Corp.         35,377,510  22.2%       6,364,535    >4.0%        9,546,803   >6.0%
  Commercial National Bank                    35,389,069  22.2%       6,363,991    >4.0%        9,545,986   >6.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         35,377,510  12.9%      11,004,924    >4.0%       13,756,155   >5.0%
  Commercial National Bank                    35,389,069  12.9%      11,004,737    >4.0%       13,755,922   >5.0%
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1995:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $34,520,064  24.3%     $11,348,545    >8.0%      $14,185,681   >10.0%
  Commercial National Bank                    34,499,803  24.3%      11,347,906    >8.0%       14,184,882   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.         32,743,045  23.1%       5,674,273    >4.0%        8,511,409   >6.0%
  Commercial National Bank                    32,722,883  23.1%       5,673,953    >4.0%        8,510,929   >6.0%
-----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         32,743,045  12.5%      10,479,019    >4.0%       13,098,774   >5.0%
  Commercial National Bank                    32,722,883  12.5%      10,478,865    >4.0%       13,098,581   >5.0%
-----------------------------------------------------------------------------------------------------------------------


(At this point the following text occupies two columns of the three column format. It begins in the first column a little more than three-quarters of the way down the page.)


The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of
the  Currency.   Dividends  from  the bank were  restricted  not  to  exceed
$7,898,423 at December 31, 1996. These restrictions have not had, and are not expected to have, a significant impact on the corporation's ability to meet its cash obligations.

Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
----------------------------------------------------------

15. Condensed Financial Information fo Commercial National Financial Corporation (Parent Only)

Balance Sheets
-----------------------------------------------------------------------
                                                   December 31,
                                                1996          1995
                                           ----------------------------
    Assets:
     Cash                                  $      6,004   $     48,162
     Investment in subsidiary                35,399,813     33,016,309
-----------------------------------------------------------------------
                                           $ 35,405,817   $ 33,064,471
                                            ===========    ===========
    Liabilities and shareholders' equity:
     Accounts payable                      $     17,563   $     28,001
     Shareholders' equity                    35,388,254     33,036,470
-----------------------------------------------------------------------
                                           $ 35,405,817   $ 33,064,471
                                            ===========    ===========

Statements of Income and Changes in Retained Earnings
------------------------------------------------------------------------
                                                          Years Ended December 31,
                                                ------------------------------------------
                                                    1996           1995           1994
  Dividends and fees from subsidiary           $  1,194,000   $  1,080,000   $  1,032,000
  Expenses                                          120,051         86,096         91,426
                                                ------------------------------------------
                                                  1,073,949        993,904        940,574
  Applicable tax benefit                             16,331          4,793          6,605
                                                  1,090,280        998,697        947,179
  Equity in undistributed earnings of subsidiary  2,666,186      2,694,496      2,537,741
                                                ------------------------------------------
  Net income                                      3,756,466      3,693,193      3,484,920
  Retained earnings January 1,                   29,143,045     26,457,852     23,932,932
  Dividends paid                                 (1,122,000)    (1,008,000)      (960,000)
                                                ------------------------------------------
  Retained earnings December 31,                $31,777,511    $29,143,045    $26,457,852
                                                 ==========     ==========     ==========

Statements of Cash Flows
                                                            Years Ended December 31,
                                                     -------------------------------------
                                                        1996         1995          1994
------------------------------------------------------------------------------------------
 Operating activities:
 Net income                                         $ 3,756,466  $ 3,693,193  $  3,484,920
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization                                          -           7,439        14,878
     Equity in undistributed earnings of subsidiary  (2,666,186)  (2,694,496)   (2,537,741)
     Increase (decrease) in accounts payable            (10,438)       1,292        12,796
                                                     --------------------------------------
 Net cash provided by operating activities            1,079,842    1,007,428       974,853
                                                     --------------------------------------
 Financing activities:
   Dividends paid                                     1,122,000   (1,008,000)     (960,000)
                                                     --------------------------------------
   Net increase (decrease) in cash                      (42,158)        (572)       14,853

 Cash at beginning of year                               48,162       48,734        33,881
                                                     --------------------------------------
 Cash at end of year                                $     6,004   $   48,162    $   48,734
                                                    ===========   ==========    ==========

(At this point, the following text is in the second and third columns of the three-column format. The address to the Board and shareholders is located at the top of first column.)

Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiary
Latrobe, PA

Report of Jarrett Stokes & Kelly  Independent Certified Public Accountants
--------------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in share-holders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and Subsidiary as of
December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Jarrett Stokes & Kelly
Allison Park, Pennsylvania
January 17, 1997

Management's Statement on Financial Reporting
---------------------------------------------

The management of Commercial National Financial Corporation and its subsidiary, Commercial National Bank of Westmoreland County, is responsible for the preparation, content and integrity of the financial statements contained in this annual report and all other information in the other sections of the annual report, including amounts that must necessarily be based on management's judgements and estimates. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all respects, the substance of events and transactions that should be included, and that the other information in the annual report is consistent with those financial statements. In meeting its responsibility for the reliability of the financial statements, management depends upon the bank's accounting system and related internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system is augmented by written policies and procedures and by examinations performed by our internal audit staff which reports to the Board of Directors through the Board's Audit Committee.

The appointment of the independent certified public accountants for the corporation and its subsidiary is recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders of the corporation. The Audit Committee, composed solely of outside directors, meets on a scheduled basis with the internal auditors and, as requested, with the independent auditors to discuss and review the scope and findings of their respective audits. The independent auditors and the internal auditors each have full access to the Audit Committee, without management present, to discuss internal accounting control, accounting, auditing and financial reporting matters.

Commercial National Financial Corporation and Subsidiary
Quarterly Summary of Financial Data (Unaudited)
----------------------------------------------------------------

The unaudited quarterly results of operations for the years ended
December 31, 1996 and December 31, 1995 are  as follows:

                                                          1996
                                      ----------------------------------------------
                                        First      Second       Third       Fourth
                                       Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $4,897,339  $4,894,723  $4,919,409  $5,236,096
Interest expense                       2,088,163   2,043,732   2,126,999   2,186,232
                                       ---------------------------------------------
  Net interest income                  2,809,176   2,850,991   2,792,410   3,049,864

Provision for possible loan losses        15,000      30,000      30,000      30,000
                                       ---------------------------------------------
  Net interest income after
  provision for possible loan losses   2,794,176   2,820,991   2,762,410   3,019,864

Other income (including security
   transactions)                         323,099     316,316     303,758     313,017

Other expenses                         1,862,543   1,795,397   1,804,547   2,182,089
                                       ---------------------------------------------
  Income before taxes                  1,254,732   1,341,910   1,261,621   1,150,792
Applicable income taxes                  322,000     335,000     318,000     277,589
------------------------------------------------------------------------------------
  Net income                          $  932,732  $1,006,910  $  943,621  $  873,203
                                       =========   =========   =========   =========
Earnings per share                    $      .52  $      .56  $      .52  $      .49
                                       =========   =========   =========   =========


                                                          1995
                                       ---------------------------------------------
                                        First      Second       Third      Fourth
                                       Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $4,695,800  $4,778,846  $4,862,443  $4,885,385
Interest expense                       1,887,951   2,089,414   2,146,413   2,128,441
                                       ---------------------------------------------
  Net interest income                  2,807,849   2,689,432   2,716,030   2,756,944

Provision for possible loan losses        45,000      15,000      15,000      15,000
                                       ---------------------------------------------
  Net interest income after
  provision for possible loan losses   2,762,849   2,674,432   2,701,030   2,741,944

Other income (including security
  transactions)                          284,849     265,321     283,904     278,868

Other expenses                         1,856,427   1,774,107   1,665,482   1,750,155
                                       ---------------------------------------------
  Income before taxes                  1,191,271   1,165,646   1,319,452   1,270,657
Applicable income taxes                  292,200     303,200     334,300     324,133
------------------------------------------------------------------------------------
  Net income                          $  899,071  $  862,446  $  985,152  $  946,524
                                       =========   =========   =========   =========
Earnings per share                    $      .50  $      .48  $      .54  $      .53
                                       =========   =========   =========   =========


(At this point, the text is located in the lefthand column about three quarters down the page. A table appears to the right of the text occupying the second and third columns.)


Common Stock Information

The following table sets forth the high and low sales prices for the common stock, as reported on The Nasdaq Stock Market, Inc.
and the cash dividends declared per share on the common stock for the periods indicated.

Commmercial National Financial Corporation stock is traded in the over-the-counter market on The Nasdaq Stock Market, Inc., under the trading symbol "CNAF" with an additional descriptive listing of "Comm Ntn."

                                                          Cash Dividend
1996                              High         Low          Per Share
------------------------------------------------------------------------
First Quarter                    $21.33      $20.13          $ .143
Second Quarter                    31.50       21.33            .16
Third Quarter                     31.75       29.50            .16
Fourth Quarter                    37.00       31.50            .16

1995
------------------------------------------------------------------------
First Quarter                    $18.00      $17.75          $ .14
Second Quarter                    18.75       18.00            .14
Third Quarter                     19.50       18.75            .14
Fourth Quarter                    20.13       19.50            .14


Commercial National Financial Corporation and Subsidiary
--------------------------------------------------------

Selected Financial Data
-----------------------

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with management's discussion and analysis of financial condition and results of operations.

                                                               Years Ended December 31
                                         -------------------------------------------------------------------
                                            1996          1995          1994           1993           1992
-------------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees on loans           $ 13,549,080  $ 12,843,170  $ 11,250,168  $  11,022,466   $ 11,454,524
  Interest and dividends on securities    6,258,278     6,138,993     5,807,222      5,928,570      5,978,793
Interest on money market investments        140,209       240,311       326,188        299,063        517,820
-------------------------------------------------------------------------------------------------------------
Total interest income                    19,947,567    19,222,474    17,383,578     17,250,099     17,951,137
Total interest expense-deposits           8,445,126     8,252,219     6,444,799      6,148,966      7,375,890
-------------------------------------------------------------------------------------------------------------
Net interest income                      11,502,441    10,970,255    10,938,779     11,101,133     10,575,247
Provision for possible loan losses          105,000        90,000       180,000        360,000        510,000
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for possible loan losses              11,397,441    10,880,255    10,758,779     10,741,133     10,065,247
Other operating income                    1,256,190     1,112,942     1,015,791      1,008,388        798,937
Other operating expenses                  7,644,576     7,046,171     7,138,659      6,644,317      6,774,803
-------------------------------------------------------------------------------------------------------------
Income before taxes                       5,009,055     4,947,026     4,635,911      5,105,204      4,089,381
Applicable income taxes                   1,252,589     1,253,833     1,150,991      1,351,201        961,773
-------------------------------------------------------------------------------------------------------------
Net income                             $  3,756,466  $  3,693,193  $  3,484,920   $  3,754,003   $  3,127,608
                                       ============  ============  ============   ============   ============
Per Share Data
  Net income                           $       2.09  $       2.05  $       1.94   $       2.09   $       1.74
  Dividends declared                   $        .62  $        .56  $        .53   $        .49   $        .45
  Average shares outstanding (a)          1,800,000     1,800,000     1,800,000      1,800,000      1,800,000


At End of Period
  Total assets                         $278,110,524  $266,176,018  $251,141,709   $243,526,543   $225,831,450
  Securities                            102,355,972   103,480,616    96,675,122     91,935,870     86,612,169
  Loans and leases, net of
    unearned income                     159,935,523   144,288,002   139,066,657    125,575,221    116,792,991
  Reserve for possible loan losses        2,035,818     2,081,700     2,077,553      1,968,014      1,740,713
  Deposits                              238,808,071   230,736,311   219,560,923    213,753,679    199,338,164
  Shareholders' equity                   35,388,254    33,036,470    29,556,943     28,005,748     24,666,929

Key ratios
  Return on average assets                     1.39%         1.43%         1.42%          1.63%          1.43%
  Return on average equity                    11.02         11.80         12.15          14.41          13.41
  Net loans-to-deposit  ratio                 66.12         61.63         62.39          57.83          57.72
  Dividend payout ratio (dividends
    declared divided by net income)           29.87         27.29         27.55          23.65          25.71
  Equity-to-assets ratio (average equity
    divided by average total assets)          12.64         12.13         11.72          11.31          10.66


[FN]
(a) Retroactively adjusted for a three-for-one stock split in the form of a dividend declared in February 1996.

Commercial National Financial Corporation and Subsidiary
Management's Discussion and Analysis of Financial Condition
and Results of Operations
-----------------------------------------------------------

(At this point, the following text occupies the first and second columns of the three column text. The third column is blank.)


  INTRODUCTION

  The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of Commercial National Financial Corporation (the "corporation") for the years ending on December 31, 1996, 1995 and 1994. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

  In February 1996, the Board of Directors authorized a three-for-one stock split effected in the form of a stock dividend. All per share data has been restated to allow meaningful comparison with prior periods.

  All material intercompany transactions have been eliminated in consolidation.

  RESULTS OF OPERATIONS

  Net income for 1996 was $3,756,466, compared to $3,693,193 in 1995 and $3,484,920 in 1994. Earnings per share were $2.09 in 1996 compared to 1995's earnings of $2.05 per share. In 1994, earnings per share were $1.94.

  Return on average assets was 1.39% in 1996, 1.43% in 1995 and 1.42% in 1994. For the same years return on average equity was 11.02%, 11.80% and 12.15%, respectively.

  NET INTEREST INCOME

  The largest segment of earnings is represented by net interest income which is calculated by deducting the interest paid on interest-bearing liabilities from the interest received on interest-earning assets. In 1996, net interest income was $11,502,441 compared to $10,970,255 in 1995 and $10,938,779 in 1994.

  Average earning assets grew $10,364,280 in 1996, $12,892,411 in 1995 and $13,652,541 in 1994. Average interest-bearing liabilities increased $7,908,162 in 1996, $8,374,092 in 1995 and $8,449,747 in 1994. The return on earning assets, calculated on a tax-equivalent basis, equaled 8.06% in 1996 compared to 8.08% in 1995 and 7.72% in 1994. The cost-of-funds rate was 4.21% in 1996, 4.28% in 1995 and 3.50% in 1994. The tax-equivalent net interest margin was 4.77% in 1996, 4.74% in 1995 and 4.98% in 1994.

                                                                    Financial  Comparisons
                                               Consolidated Average Balance Sheet, Interest Income/Expense and Rates
                                              1996                              1995                             1994

                                             Interest                          Interest                         Interest
                                  Average    Income/   Yield or   Average      Income/    Yield or  Average     Income/     Yield oR
                                  Balance    Expense   Rate(a)    Balance      Expense    Rate(a)   Balance     Expense     Rate(a)
--------------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets

  Loans(b)(c) net of
     unearned income           $151,056,637 $13,549,080  9.01%  $142,697,066  $12,843,170  9.03%  $130,041,170  $11,250,168  8.67%
  Taxable securities             78,491,319   4,914,451  6.26     76,008,652    4,803,344  6.32     73,016,698    4,486,473  6.14
  Non-taxable securities         26,118,891   1,391,106  8.07     24,174,102    1,335,649  8.37     22,961,341    1,320,749  8.71
  Interest-bearing deposits
     with banks                     127,222       6,252  4.91         56,764        2,716  4.78         71,540        1,475  2.06
  Federal funds sold              1,569,809      86,678  5.52      4,063,014      237,595  5.85      8,016,438      324,713  4.05
---------------------------------------------------------------------------------------------------------------------------------
Total earning assets            257,363,878  19,947,567  8.06    246,999,598   19,222,474  8.08    234,107,187   17,383,578  7.72

Non-interest-earning Assets
  Cash                            6,182,888                        5,957,428                         5,558,007
  Reserve for loan losses        (2,080,108)                      (2,094,558)                       (2,036,492)
  Other assets                    8,241,254                        7,296,555                         7,003,706
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-
     earning assets              12,344,034                       11,159,425                        10,525,221
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                   $269,707,912                     $258,159,023                      $244,632,408
                               ============                     ============                      ============

Liabilities and Shareholders' Equity

Interest-bearing Deposits
  NOW accounts                 $ 18,110,581     353,404  1.95   $ 17,116,367     375,977  2.20    $ 17,312,928     393,320   2.27
  Money Market accounts          39,754,528   1,506,643  3.79     40,662,832   1,565,552  3.85      48,954,853   1,562,778   3.19
  Savings deposits               44,744,695   1,357,140  3.03     42,721,554   1,302,544  3.05      45,420,259   1,338,663   2.95
  Time deposits                  97,004,511   5,176,923  5.34     92,126,830   5,007,781  5.44      72,571,958   3,150,038   4.34
  Short-term borrowings             927,937      51,016  5.50          6,507         365  5.61           -           -         -
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                   200,542,252   8,445,126  4.21    192,634,090   8,252,219  4.28     184,259,998   6,444,799   3.50

Non-Interest-bearing Liabilities and Capital

  Non-interest-bearing deposits  32,920,490                       32,128,560                        29,989,014
  Other liabilities               2,156,953                        2,094,590                         1,710,233
  Shareholders' equity           34,088,217                       31,301,783                        28,673,163
----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-bearing
  funding sources                69,165,660                       65,524,933                        60,372,410
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity         $269,707,912                     $258,159,023                      $244,632,408

Net Interest Income and
Net Yield on Interest-
earning Assets                              $11,502,441  4.77%                 $10,970,255  4.74%                $10,938,779   4.98%
                                            ===========                        ===========                       ===========

[FN]
(a) Yields on interest earning assets have been computed on a tax- equivalent basis using the 34% federal income tax statutory rate.
(b) Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c) Loan income includes net loan fees.

Commercial National Financial Corporation and Subsidiary
Management's Discussion and Analysis of Financial Condition
and Results of Operations
------------------------------------------------------------

(At this point, a table appears at the top and occupies the first third of the page.)

The following table illustrates the impact and interaction of rate and volume changes for the years under review:


                                                   Analysis of Year-to-Year Changes in Net Interest Income
                                        -----------------------------------------------------------------------------
                                              1996 Change from 1995                   1995 Change from 1994
                                        -----------------------------------------------------------------------------
                                          Total      Change Due   Change Due      Total       Change Due   Change Due
                                          Change     to Volume      to Rate       Change      to Volume      to Rate
---------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
Loans net of unearned income           $  705,910   $  752,387   $  (46,477)    $1,593,002   $1,094,892   $  498,110
Securities
  Taxable                                 111,107      156,891      (45,784)       316,871      183,839      133,032
  Non-taxable                              55,457      107,452      (51,995)        14,900       69,759      (54,859)
Interest-bearing deposits with banks        3,536        3,371          165          1,241         (305)       1,546
Federal funds sold                       (150,917)    (145,796)      (5,121)       (87,118)    (160,137)      73,019
---------------------------------------------------------------------------------------------------------------------
Total interest income                     725,093      874,305     (149,212)     1,838,896    1,188,048      650,848


Interest-bearing Liabilities
Deposits                                  142,256      299,300     (157,044)     1,807,055      292,898    1,514,157
Federal funds purchased                    50,651       51,686       (1,035)           365            0          365
---------------------------------------------------------------------------------------------------------------------
Total interest expense                    192,907      350,986     (158,079)     1,807,420      292,898    1,514,522
---------------------------------------------------------------------------------------------------------------------
Net interest income                    $  532,186   $  523,319    $   8,867     $   31,476   $  895,150   $ (863,674)
                                       ==========   ==========    =========     ==========   ==========   ===========


[FN]
Included in interest income are loan fees of $227,189 in 1996, $135,065 in 1995 and $155,523 in 1994.


(At this point, the following text reverts back to three-column format.)


The provision for possible loan losses is the amount added to the reserve against which actual loan losses are charged. The amount of the provision is determined by an analysis of the loan portfolio's size, quality and risk potential as compared to the size of the reserve itself. The amount of the provision was $105,000 in 1996, $90,000 in 1995 and $180,000 in 1994.
For each of the same years the net charge-off against the reserve for loan losses was $150,882, $85,853 and $70,461, respectively. On December 31, 1996 the reserve for possible loan losses equaled 1.27% of total loans compared to 1.44% at the end of 1995 and 1.49% at the end of 1994. Loans which were past due 90 days or more, or were on non-accrual equaled 0.08% of total loans on December 31, 1996, 0.46% on December 31, 1995 and 0.76% on December 31, 1994. The corporation's policy is to place loans on a non-accrual basis when they become 90 days past due provided that the loan is well collateralized and gives evidence of a reasonable likelihood for full collection. During the review of the loan portfolio, management did not note any trends such as industry uncertainties which raise concerns regarding future adverse impact on operating results, liquidity or capital resources.

NON-INTEREST INCOME AND EXPENSE
In 1996, total non-interest income increased $143,248 to $1,256,190 from $1,112,942 in 1995. Asset management and trust income grew $59,804 to $89,274. Service charges on deposit accounts increased $30,585 to $511,418. Other service charges and fees decreased by $5,220 to $287,694. Net gains on sold and called investments amounted to $577. Other income increased by $63,715 to $367,227. In 1994, total non-interest income was $1,015,791.

Non-interest expense in 1996 was $7,644,576. This represented an increase of $598,405 over 1995's non-interest expense which totaled $7,046,171. The two major areas contributing to this increase were personnel expenses and other expenses which rose $323,244 and $372,430, respectively. The increase in personnel expense was attributable to the establishment of the new Murrysville office and other required staffing additions throughout the corporation. Major components of the increase in the other expense category were the marketing and promotional costs related to the Murrysville office and the Maxcess Account, our comprehensive home-banking service. Net occupancy expense increased $45,467 and furniture and equipment expense rose $120,266. These increases were also primarily attributable to the opening of the Murrysville office and technological enhancements made to the corporation's homebanking service capabilities. Pennsylvania shares tax increased $20,740 over 1995. FDIC insurance expense decreased by $283,742. Non-interest expense in 1994 was $7,138,659.

Income tax expense was $1,252,589 in 1996, $1,253,833 in 1995 and $1,150,991 in 1994. The effective tax rate was 25.01%, 25.35% and 24.83%, respectively. The corporation's sizeable municipal bond holdings continued to favorably influence income tax expense levels.

LIQUIDITY
Liquidity measurements attempt to evaluate the corporation's ability to meet the cash-flow needs of its depositors and borrowers. The primary source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the interest received from those earning assets. Another source of liquidity is represented by the corporation's ability to sell both loans and available for sale securities. Supplemental external funding sources have been established and are available to meet both short- and long-term funding needs.
On December 31, 1996, total deposits were $8,071,760 greater than on December 31, 1995. Interest bearing deposits grew $10,154,483 in 1996 while demand deposits decreased $2,082,723. The limited total deposit growth of 1996 was primarily attributable to competition from outside sources offering higher-yielding alternative investments.

During the same period, total loans grew by $15,524,860. Competition for high-quality loans remained intense throughout 1996. Commercial loan products led in dollar-volume increases. Other significant increases in loans occurred with consumer installment, credit card and home equity lines of credit products.

Due to 1996's limited deposit growth, a large portion of the funds which would normally be allocated for securities purchases, were used to support loan growth. During the second half of the year, the bank used proceeds from maturing securities to fund strong credit demand rather than reinvest those monies into securities. The book value of the corporation's securities portfolio decreased $696,337 and was $102,339,695 on December 31, 1996. On that same date, the estimated market value of the entire securities portfolio was $103,387,927 which was higher than cost by $1,048,232 and represented the net of $1,364,076 gross unrealized gains less $315,844 gross unrealized losses. On December 31, 1996 the amount of securities which would reach maturity within one year was $16,951,290 as compared to $16,348,749 at the end of the previous year.

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31, 1996.

                                                                       Loans by Classification on December 31,
------------------------------------------------------------------------------------------------------------------------------
                                        1996                1995               1994               1993                1992
                               -----------------------------------------------------------------------------------------------
                                            Per                 Per                Per                Per                 Per
                                  Amount    Cent      Amount    Cent    Amount     Cent     Amount    Cent      Amount    Cent
------------------------------------------------------------------------------------------------------------------------------
Commercial                     $ 17,115,404  11%   $ 14,494,356  10%  $  9,794,172   7%  $ 10,090,751   8%   $  9,823,997   8%
Real estate - commercial         33,437,360  21      32,460,803  23     32,108,097  23     30,627,685  24      28,713,548  25
Real estate - construction        1,924,619   1       1,523,490   1      1,637,794   1      1,470,076   1       1,257,655   1
Real estate - other              86,045,874  54      79,910,652  55     80,702,169  58     70,708,911  56      63,759,312  54
Consumer - installment            6,542,365   4       4,803,258   3      5,535,248   4      5,733,348   5       8,220,885   7
Municipal                         3,183,483   2       1,332,403   1      1,350,655   1      1,179,097   1         481,955   1
Other                            11,799,130   7       9,998,413   7      8,238,730   6      6,124,966   5       4,806,334   4
------------------------------------------------------------------------------------------------------------------------------
Total loans                    $160,048,235 100%   $144,523,375 100%  $139,366,865 100%  $125,934,834 100%   $117,063,686 100%
                               ============        ============       ============       ============        ============

Commercial National Financial Corporation and Subsidiary
Management's Discussion and Analysis of Financial Condition
and Results of Operations
-------------------------------------------------------------

(At this point the first quarter of the page is a table followed by three-column text in the second quarter of the page. The last half of the page is another table.)

                                    Maturity Distribution of Securities on December 31, 1996
                         U.S. Treasury          State &                             Total      Weighted
                         & other U.S. Govt.     Political           Other           Book       Average
                         Agencies & Corp.       Subdivisions(1)   Securities        Value       Yield
-------------------------------------------------------------------------------------------------------
Within 1 year               $16,771,290          $   180,000        $     -     $ 16,951,290     6.64%
After 1 but within 5 years   45,755,539            4,945,318              -       50,700,857     6.16
After 5 but within 10 years  10,950,688           21,276,942              -       32,227,630     7.60
After 10 years                     -               1,526,718              -        1,526,718     7.62
No fixed maturity                  -                    -              933,200       933,200     6.48
-------------------------------------------------------------------------------------------------------
                            $73,477,517          $27,928,978        $  933,200  $102,339,695     6.73%
                            ===========          ===========        ==========  ============


[FN]
(1) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)


INTEREST SENSITIVITY
One of the desired goals of investment management is to achieve a balance between the need for consistent income growth and the risks inherent in achieving a portion of that income through managed maturity imbalances between interest-earning assets and interest-bearing liabilities.
These relationships are generally so complex that exact measurement of the impact of interest rate changes is virtually impossible. However, an indication of an institution's vulnerability to such changes can be roughly gauged through the measurement and analysis of the so-called "gap" or the difference between the dollar volumes of assets and liabilities eligible for repricing within a variety of time periods. When the amount of the assets so defined is greater than the liabilities, the gap is labeled positive and the institution's interest rate spread will widen and earnings will respond favorably to a general rise in interest rates. The opposite relationship produces a negative gap and the interest rate spread will increase and earnings will show a favorable response in a declining rate environment.


                                           Interest Sensitivity Analysis (In Thousands)
                           0-30 Days  31-90 Days  91-180 Days  181-365 Days     1-5 Yrs    Over 5 Yrs
------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Securities               $   2,179  $   4,752   $    9,083     $ 10,808     $  57,657    $  16,928
  Federal funds sold and
   deposits with banks           154        -            -            -             -            -
  Loans                       40,068      2,160        4,772        9,589        59,824       43,635
------------------------------------------------------------------------------------------------------
Total interest-sensitive
   assets                     42,401      6,912       13,855       20,397       117,481       60,563



Interest-bearing liabilities:
  Certificates of deposit      9,733     14,020       17,660       15,939        43,930          633
  Other interest-bearing
    liabilities                2,540      5,081        7,621       15,242        72,437          -
  Federal funds purchased      1,400        -            -            -             -            -
------------------------------------------------------------------------------------------------------
Total interest-sensitive
    liabilities               13,673     19,101       25,281       31,181       116,367          633
------------------------------------------------------------------------------------------------------
Interest sensitivity gap     $28,728   $(12,189)    $(11,426)    $(10,784)    $   1,114      $59,930
                             =======   =========    =========    =========    ==========     =======
Cumulative gap               $28,728   $ 16,539     $  5,113     $ (5,671)    $  (4,557)     $55,373
                             =======   =========    =========    =========    ==========     =======
Ratio of cumulative gap to
earning assets                 10.94%      6.29%        1.95%      (2.16%)       (1.74%)       21.09%
                             ========  =========    =========    =========    ==========     =======


(At this point the following text is in three-column format with two tables incorporated in the columns.)



CREDIT REVIEW
Maintaining a high quality loan portfolio is of great importance to the corporation. The corporation manages the risk characteristics of the loan portfolio through the use of prudent lending policies and procedures and monitors risk through a periodic review process provided by internal auditors, regulatory authorities and our loan review staff. These reviews include the analysis of credit quality, diversification of industry, compliance to policies and procedures, and an analysis of current economic conditions.

In the management of its credit portfolio, the corporation emphasizes the importance of the collection of loans as well as asset and earnings diversification. The corporation immediately recognizes as a loss, all credits judged to be uncollectible and has established a reserve for possible loan losses that may exist in the loan portfolio at a point in time, but have not been specifically identified.

For analytical purposes, the following table sets forth an allocation of the reserve for possible loan losses on December 31, 1996 and December 31, 1995 according to the categories indicated:

              Allocation of the Reserve for Possible Loan Losses
                         (dollar amounts in thousands)
                                          1996      1995
    ----------------------------------------------------
    Commercial, industrial, financial,
       agricultural and tax free        $  881    $  553

    Residential mortgages                  138       234

    Loans to individuals                   577       282

    Off-balance sheet items                 96        74

    Unallocated                            344       939
                                        ----------------
    Total                               $2,036    $2,082
                                        ======    ======
    Reserve as a percentage
           of average total loans         1.35%     1.46%
                                        =======   =======


CAPITAL RESOURCE
Shareholders' equity grew $2,351,784 during 1996 and was $35,388,254 on December 31, 1996 compared to $33,036,470 on
December 31, 1995. Unrealized gains on securities available for sale on December 31, 1996 temporarily increased shareholders' equity by $10,743. The retained earnings retention rate was 70.13% in 1996 as compared to 72.71% in 1995.

The shareholders' equity or the capital base represents the investment by the corporation's owners either initially or through retention of earnings (net after income tax less dividend payments). This investment acts as a safeguard against future uncertainties. The amount of capital which is deemed appropriate is dependent upon an assessment of the corporation's total assets, the quality of its loans and securities, its historical earnings record, its business prospects for the near and long term, the management and information systems in place and the general competence and abilities of the corporation's management.

On December 31, 1996, the corporation's capital (not including the reserve for possible loan losses) amounted to $35,388,254 or 12.72% of total assets. The inclusion of the reserve increases the capital ratio to 13.44%. On the same basis of calculation, these ratios were 12.41% and 13.19% respectively on December 31, 1995.

The Federal Reserve Board's risk-based capital adequacy standards are designed principally as a measure of credit risk. These standards require that (1) at least 50% of total capital must be common and certain other "core" equity capital ("Tier I Capital"); (2) assets and off-balance sheet items must be weighted according to risk; (3) the total capital to risk-weighted asset ratio must be at least 8%; and (4) a minimum 4% leverage ratio of Tier I Capital to average total assets must be maintained. The final ruling on section 305 of the Federal Deposit Insurance Corporation Improvement Act regarding interest rate risk capital requirements indicates that although no measures or capital charges are required presently, insured financial institutions must still monitor their interest rate risk position in conjunction with close supervision from the appropriate regulatory agency.

As of December 31, 1996, the corporation had Tier I and total equity capital to risk adjusted asset ratios of 22.23% and 23.48%, respectively. The leverage ratio was 12.86%. At December 31, 1995, the corporation had Tier I and total equity capital to risk adjusted assets ratios of 23.08% and 24.33%, respectively.





    The table below presents the corporation's capital position on December 31, 1996
                         (dollar amounts in thousands)
                                                        Percent
                                                      of Adjusted
                                      Amount             Assets
     -------------------------------------------------------------
     Tier I capital                   35,378              22.23
     Tier I capital requirement        6,364               4.00

     Total equity capital             37,365              23.48
     Risk-based requirement           12,729               8.00
     -------------------------------------------------------------
     Leverage capital                 35,378              12.86
     Leverage requirement             11,005               4.00



INFLATION AND CHANGING PRICES
Inflation can have significance to a banking institution because of its implication for the interest rate environment and its influence on personnel expenses and the costs of supplies and materials needed for day to day operations. Because such a large portion of the corporation's assets and liabilities are represented by monetary investments, inflationary impact tends to be dampened except for the dislocation caused by maturity variances. Management efforts to gauge and control these variables have been discussed earlier under rate sensitivity. The inflationary effect on non-interest expenses is monitored closely by management and consistent attention is given to controlling these cost areas in an attempt to limit their increase to levels which are lower than the rate of asset growth.

ASSESSMENT OF FUTURE ENVIRONMENT
Management has not identified nor is aware of any internal matter or external condition, including potential regulatory recommendations, which could have a critical impact on the corporation's ability to continue its present business activities or adversely impair future operating results. Uncertain interest rate movements will continue to influence ongoing earnings levels. Even though the exact impact of these factors cannot be predicted, the corporation believes that given its financial strength and stability, it will be able to meet these situations in a positive manner.

(This page is left intentionally blank.)

Commercial National Financial Corporation


CORPORATE OFFICERS
-------------------------------------------------------------------------
Louis A. Steiner           Chairman of the Board
Gregg E. Hunter            Vice Chairman of the Board
Louis T. Steiner           Vice Chairman of the Board
Edwin P. Cover             President
Sandra L. Neiderhiser      Secretary/Treasurer
Wendy S. Schmucker         Assistant Secretary/Treasurer


CORPORATE DIRECTORS
-------------------------------------------------------------------------
James A. Charley          Dorothy S. Hunter         Joseph A. Mosso
Retired,                  Vice President,           President,
formerly consultant       Latrobe Foundry           Mosso's Pharmacy,Inc.
Super Valu  Stores        Machine & Supply Co.

William M. Charley        Gregg  E. Hunter          Louis A. Steiner
Retired,                  Vice Chairman and         Chairman of the Board
formerly consultant       Chief Financial Officer   Chief Executive Officer
Super Valu Stores         of the Bank               of the Bank

George A. Conti, Jr.      Frank E. Jobe             Louis T. Steiner
Attorney at Law           Retired,                  Vice Chairman of the Bank
                          formerly Executive Vice
                          President of the Bank


Edwin P. Cover            Roy M.  Landers           William W. Washnock
President and             Retired,                  Retired,
Chief Operating Officer   formerly Executive Vice   formerly President
of the Bank               President, R & L          Whitney Manufacturing Co.
                          Development Co.

Richmond H. Ferguson      John C. McClatchley       C. Edward Wible
Attorney at Law           C.E.O.                    Certified Public Accountant
                          JCM Industries            Horner Wible & Associates,
                                                    Certified Public Accountants



All corporate directors also serve as directors of Commercial National Bank of Westmoreland County

Commercial National Bank of Westmoreland County

BANK OFFICERS
-----------------------------------------------------------------------------
Chairman/Chief Executive Officer            Louis A. Steiner
--------------------------------
Vice Chairman                               James A. Charley
-------------
Vice Chairman/Chief Financial Officer       Gregg E. Hunter
-------------------------------------
Vice Chairman                               Louis T. Steiner
-------------
President/Chief Operating Officer           Edwin P. Cover
---------------------------------
Executive Vice President                    John L. Letterio
------------------------


Senior Vice Presidents
----------------------------------------------------------------------
Donna L. Belluchie        Philip S. Pettina


Vice Presidents
----------------------------------------------------------------------
Wayne H. Freed            Martin E. May            Keith M. Visconti
William N. Hamilton Jr.   Sandra L. Neiderhiser    Janet B. Zylak
James E. Harris


Assistant Vice Presidents
-----------------------------------------------------------------------
Karen E. Burick           Michael L. Matthews      Thomas D. Watters
Sheila D. Crystaloski     Wendy S. Schmucker       Stacey G. Winfield
Ryan M. Glista            Alan J. Sulek*           Phyllis S. Yesh*
Cheryl M. Letterio


Community Office Managers
-------------------------------------------------------------------------
Linda L. Bellich          Debra Gras               Michael A. Schmidt
Donna J. Daugherty        Eric J. Sarn             Thomas E. Sylvester


Service Officers
--------------------------------------------------------------------------
Douglas P. Arndt          Virginia E. Halucka      Elizabeth M. Rosa
Vanessa S. Boczar         H. Alan Hamill           Marsha J. Salley
Eleanor A. Bridge         Judy A. Hoffer           Roxanne Shadron
Linda A. Burns            Gina M. Kovatch          Jennifer L. Sopcisak
Judith J. Ciocco          Dina M. Lauricia         Laura A. Steiner
Karen J. Ciocco           Sharon M. Lewis          Partricia L. Torrance
Katht S. Claycomb         Charles H. McDowell      Gerald F. Updyke
Laura G. Colvin           Kelly R. Moreman         Rebecca J. Weiner
Shirley M. Conway         Mary M. Namestka         Cynthia M. Wright
Marilyn T. Findish        William W. Rice II       Jodi L. Zyvith
Leonard M. Guskiewicz

[FN]
* also serve as community office managers

COMMUNITY ADVISORY BOARDS
-------------------------------------------------------------------------------
Greensburg        Ligonier             Murrysville            West Newton

Patrick A. Love   Richard L. Beattie   Walter F. Baczkowski   Robert D. Austin
John H. Lizza     John C. Horrell      August I. Bondi        John T. Babilya
Barry W. Morris   Barry R. Shebeck     Fred C. Honsberger     Marlene M. Stewart
Edward J. Smith   George V. Welty      Leonard L. Poliziani   Dee M. Taylor


OFFICE LOCATIONS
-------------------------------------------------------------------------------

Corporate Headquarters      Latrobe                     Murrysville
900 Ligonier Street         900 Ligonier Street         4785 Old William Penn
P.O. Box 429                P.O. Box 429                Highway
Latrobe, PA 15650           Latrobe, PA 15650           P.O. Box 4
(412)539-3501               (412)539-3501               Murrysville, PA 15668
(412)539-0816 (Fax)         (412)539-0816 (Fax)         (412)733-4888
                                                        (412)733-7110 (Fax)
Asset Management and        Lawson Heights
Trust Division              Route 981 at Terry Way      Pleasant Unity
19 North Main Street        P.O. Box 429                Routes 981 and 130
Greensburg, PA 15601        Latrobe, PA 15650           P.O. Box 503
(412)836-7670               (412)539-9774               Pleasant Unit, PA 15676
(412)836-7675 (Fax)         (412)539-3523 (Fax)         (412)423-5222
                                                        (412)423-1155 (Fax)
Courthouse Square           Ligonier
19 North Main Street        201 West Main Street        West Newton
Greensburg, PA 15601        P.O. Box 528                109 East Main Street
(412)836-7699               Ligonier, PA 15668          West Newton, PA 15089
(412)836-7675 (Fax)         (412)238-9538               (412)872-5100
                            (412)238-9530 (Fax)         (412)872-5143 (Fax)

Eastgate                    Lincoln Road
Georges Station Road        Lincoln Road Shopping Center
P.O. Box 3206               P.O. Box 429
Greensburg, PA 15601        Latrobe, PA 15650
(412)836-7600               (412)537-9980
(412)836-7604 (Fax)         (412)537-9982 (Fax)



In addition to the full-service MAC machines located at all Commercial National Bank offices indicated above (except Latrobe and Courthouse Square), additional ATMs are available for your 24-hour banking convenience at Latrobe Area Hospital, Saint Vincent College and Westmoreland County Airport. All are linked to the national Cirrus, Honor and Plus networks and also accept MasterCard, Visa, Discover and American Express for cash advances.

Commercial National Financial Corporation
-----------------------------------------------------------------------

Stock Informaion
-----------------------------------------------------------------------

The common stock of Commercial National Financial Corporation is traded in the over-the-counter market on The Nasdaq Stock Market, Inc. under the trading symbol "CNAF" with an additional descriptive newspaper listing of "Comm Ntn."


Market Makers
------------------------------------------------------------------------
The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts         Keefe, Bruyette & Woods, Inc.  Ryan, Beck & Co.
100 Light Street           Two World Trade Center         80 Main Street
Baltimore, MD 21202        New York, NY 10048             West Orange, NJ 07052
800-638-7411               800-966-1559                   800-342-2325

F.J. Morrissey & Co Inc.   Monroe Securities Inc.
Suite 1420                 47 State Street
1700 Market Street         Rochester, NY 14614
Philadelphia, PA 19103     800-766-5560
800-842-8928



Transfer Agent
-----------------------------------------------------------------------------
Should   you  need  assistance  regarding  changes   in   the
registration   of   certificates   or   in   reporting   lost
certificates please contact:

Commercial National Financial Corporation
Stock Transfer Department
P.O. Box 429
Latrobe, PA 15650
(412)537-9922
(412)539-1137 (Fax)

More general shareholder inquiries also may be directed to this department.

Form 10-K
-----------------------------------------------------------------------------
The   corporation  will  provide  without   charge   to   any
shareholder a copy of its 1996 Annual Report on Form 10-K as required to be filed with the Securities and Exchange
Commission. Requests should be made in writing to:

Commercial National Financial Corporation
P.O. Box 429
Latrobe, PA 15650

(The inside of the back cover is intentionally left blank.)

(The following appears in the upper left corner of the back cover along with the corporate logo)

Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650