Form 10-K, Exhibit 13
period 1997-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 1998-03-24
CIK 866054

COMMERCIAL NATIONAL FINANCIAL CORPORATION 1997 ANNUAL REPORT

(Front cover of the annual report. The corporate logo bearing the graphic of a bank facade appears centered and taking up the first 1/4 of the page. Directly under the logo, the title appears horizontally. The rest of the page bears the the number 97 in large print and centered.)

The inside front cover of the annual report is blank.

                     Our Commitment To Those We Serve

(At this point in the 1997 annual report, the following text is depicted in two column form with the first paragraph in the first column and the rest of the text in the second column. Also, the corporate logo is inserted in the upper righthand corner of each odd-numbered page of this annual report. The form has been modified for electronic filing.)

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

  In fulfilling our mission, we give constant consideration to the well-being of our employees not only in terms of economic benefit, but also by guaranteeing a working environment that...

-  encourages personal and professional development
-  fosters individual dignity and
-  demands the highest ethical standards

 ...so that each employee can experience a sense of satisfaction in and personal identity with the accomplishments we achieve together.

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

(At this point in the 1997 annual report, page 2 is left intentionally blank.)

(At this point and mostly throughout the rest of the annual report, the text will be in three column format.)

To Our Sharholders

The year behind us is one in which we observed considerable change at Commercial National Financial Corporation. This change resulted in positive outcomes for our investors, customers and employees.

In the ever-evolving financial-services industry, a successful business likewise must be willing to change, even eager to do so.
Such a company also must remain flexible enough to change quickly if it expects to keep up with or stay ahead of the needs of the varied markets it serves.

By maintaining the independence of Commercial National as we have since its founding more than 63 years ago, we have strengthened our ability to respond appropriately and in a more timely manner when conditions change rapidly -- something many competitors have been either reluctant or unable to do. The flurry of mergers and acquisitions recently making the news offers ample testimony that change in this business certainly will occur, whether the various participants are prepared for it or not.

Changes in regulatory requirements also had their effects on their on our business in 1997. Other commercial entities now can compete for more of what we previously regarded as "traditional" banking business. Insurance companies, securities brokers, credit unions and even retail firms are offering products today that our customers formerly could acquire from only traditional retail banks.

On the other hand, such regulatory action also opened several new opportunities for us. We were able to expand our business-acquisition efforts in our Asset Management and Trust Division, and we are preparing to take full advantage of other opportunities as we plan our business-development efforts going forward.

During the year we also changed the way we do business internally. After insufficient earnings in the first quarter, we streamlined the responsibilities of our senior management staff to place greater emphasis on business development at both the consumer and commercial levels. The moves resulted in record earnings for the next two quarters and record earnings at year-end.

For the first time in the company's history, we passed the $4 million mark in net income, achieving a second consecutive year of record earnings.

Influencing the successful results of 1997 were a number of initiatives that either contributed directly to fee income or contained operating expenses by improving efficiency. Among them were...

- expansion of the Maxcess(at this point there appears a service mark) SM Account electronic bill-payment service so customers could take advantage of a fee schedule that more closely matched their individual needs;

- introduction of the Maxcess(at this point there appears a service mark)SM Check Card which enables customers to access their accounts electronically at automatic teller machines or merchant terminals worldwide wherever the MasterCard(at this point there appears a registered trademark)R or MAC(at this point there appears a registered trademark)R logo is shown; and

- development of an agent-bank credit-card program which essentially was a duplicate of our own successful charge-card program, recreated for an eastern Pennsylvania bank for which we maintain the outstanding credit balances.

Other staff changes occurred at the executive level as Commercial National prepares to enter a new century as a comprehensive financial-services provider. In November, Chairman Louis A. Steiner retired from his post as chief executive officer after 20 years of service in that capacity.

In his place, the board elected me to that post, a move that marks the third generation of the family to provide leadership at the bank since Louis C. Steiner, my grandfather, was named president in 1948.

We observed change at the board level, as well, with the retirements of James A. Charley who served for 40 years and William W. Washnock who serve for 28. Over those many years, their fellow directors and others with whom they worked came to appreciate the reliable counsel of these two area businessmen. We will miss their valuable contributions to the board and extend our thanks for their dedicated service. At the same time, we welcome Debra L. Spatola and George V. Welty who have joined the board in their places.

While the year showed positive results from the changes outlined here, we're never satisfied to rest on achievements of the past. Be assured that as we work to improve your investment in the future, we will remain vigilant to deal as best we can with a vigorous, yet in many ways uncertain economy and continue to provide the excellent service our stakeholders have come to expect.

Thank you for your continued confidence and support.



               /s/ Louis T. Steiner
               Louis T. Steiner
               Chief Executive Officer

Highlights of 1997

(At this point in the 1997 annual report, the following sentence appears in large print at the top of the left column to start off the highlights of 1997.)

                        By strengthening vital
                       leadership and acquiring
                      new business, we worked to
                       ensure a productive future
                        for Commercial National
                         Financial Corporation

As 1997 closed, we realized a significant improvement in the growth of net income, a change that we believe was the result of several intitiatives that were implemented throughout the year.

In the course of the year we...
- extensively realigned key senior-management responsibilities,
-  expanded our market territory,
-  broadened our service offerings,
-  enhanced sales-force effectiveness, and
-  decreased our tax burden.
In its own way, each of these adjustments contributed record earnings that surpassed $4 million for the first time in the history of the corporation.

OUR LEADERSHIP GREW TO INCLUDE
NEW IDEAS AND NEW FACES.

Recognizing that flexible and innovative leadership is important to maintain the independence of a community banking company such as ours, we took several steps in 1997 that further developed our board of directors and streamlined and strengthened our management team.

Two new directors, both from the Ligonier Valley, joined the board in April. Debra L. Spatola, an area restaurateur, filled the seat vacated by William W. Washnock, her father, who served for 28 years. George V. Welty, a law-firm partner, replaced James A. Charley who retired from the board after 40 years.

In May, we reassigned a number of senior-management responsibilities to more clearly delineate the distinction between banking services, risk management and administrative functions. The resulting arrangement helped us to more keenly focus our efforts on securing loans and deposits and to more closely concentrate on reducing the net operating expenses of the corporation.

In December, four of our associates were promoted to provide even more depth and diversity on our management team. Those advancing in their careers at Commercial National included...
-  Ryan M. Glista
   Vice President
   Controller

-  Cheryl M. Letterio
   Vice President
   Manager, Compliance

-  Wendy S. Schmucker
   Vice President
   Manager, Corporate Administration

-  Thomas D. Watters
   Vice President
   Chief Auditor

Two other employees were specially recognized during the year for their efforts to improve our performance. At our Employees'
Annual Meeting in May, the company presented its 1997 Chairman's
Award to...
-  Donna J. Daugherty
   Eastgate Community Office Manager
for superior achievement in attaining various goals set for deposits, loans and mutual-fund sales at her office. At the same meeting, the bank's President's Award was conferred upon...
-  Roxanne Shadron
   Information Specialist
   Management Information Systems
for demonstrating remarkable initiative in implementing enrollment procedures for our Maxcess(at this point in the 1997 report appears a service mark)SM Account customers, particularly those using personal computers.

OUR BUSINESS GREW WITH GOOD RESULTS
FOR CUSTOMERS AND SHAREHOLDERS.

In spite of exposure to foreign financial turbulence, the continuing U.S. economic expansion provided us with not only a number of challenges but also with a number of business opportunities. We worked to successfully deal with the challenges and made necessary adjustments to take advantage of the opportunities.

The year-end price of Commercial National stock appreciated

(At this point in the 1997 annual report, there appears a bar graph occupying two-thirds space of the second column as set out in the following table.)

              Annual Share Price Appreciation

1993                  $13.33
1994                  $17.83
1995                  $20.13
1996                  $36.00
1997                  $36.50


(At this point in the 1997 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

only slightly in value from $36 in 1996 to $36.50 at the end of 1997. Dividends paid on each share owned by investors showed significantly more improvement, increasing by nearly 13 percent from $0.62 per share last year to $0.70 per share in 1997.

Deposits grew

(At this point in the 1997 annual report, there appears two bar graphs in succession occupying two-thirds space of the third column as set out in the folowing tables.)

                Dividends Paid Per Share

1993                    $0.49
1994                    $0.53
1995                    $0.56
1996                    $0.62
1997                    $0.70


                        Deposit Base Growth

1993                    $213,754
1994                    $219,561
1995                    $230,736
1996                    $238,808
1997                    $260,690


(At this point in the 1997 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

by 9 percent in a relatively balanced manner reaching more than $260 million by year-end. Because earnings-conscious customers continually shopped for the best return on their funds, we maintained competitive rates on interest-bearing deposits while concentrating on attracting business with high-quality service, more focused sales efforts and further refinement of our electronic banking capabilities.

The notable growth experienced in

(At this point in the 1997 annual report, the following text is back to full column width.)

non-interest-bearing checking volumes helped offset the high cost of retaining and attracting investments in certificates of deposit. Intense competition throughout the financial-services industry made even more difficult our ability to acquire new business in volumes great enough to offset the associated new operating expenses that typically rise in proportion to such growth.

By soliciting

(At this point in the 1997 annual report, there appears a bar graph occupying two-thirds space of the third column as set out in the following table.)

                     Loan Portfolio Growth

1993                 $125,935
1994                 $139,367
1995                 $144,523
1996                 $160,048
1997                 $183,639


(At this point in the 1997 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the bar graph did not use.)

more prospective borowers and by processing their loan applications more responsively than did our competitors, our retail and commercial sales staffs produced good-quality loan growth that exceeded expectations. Loan volume

(At this point in the 1997 annual report, the text appears back to full three-column format.)

grew by more than 14 percent to $183 million. Commercial mortgages jumped by almost $11 million, a 32 percent increase that accounted for the greatest growth category, while commercial loans grew by about
$2 million or 11 percent. In all other loan types-personal, residential mortgage and municipal-growth was evident although somewhat less dramatic.

Competition for good loan business was intense and became increasingly difficult throughout the year, both because of the solid underwriting standards we employ and because of the growing prevalence of personal bankruptcy, which showed a marked escalation in our market area. Overall, high-quality loan growth complemented well-balanced deposit growth to generate positive results for the year.

Interest income in 1997 amounted to $21.9 million compared to $19.9 million a year ago, an increase of more than 9 percent. The results

(At this point in the 1997 annual report, there appears a bar graph, occupying the full column width, as set in the following table.)


                 Interest: Income, Expense & Net

1993              $17,250        $6,149        $11,101
1994              $17,384        $6,445        $10,939
1995              $19,222        $8,252        $10,970
1996              $19,947        $8,445        $11,502
1997              $21,882        $9,677        $12,205


were negativley impacted, however, by a corresponding increase of nearly 15 percent in interest expense, which rose $1.2 million from the year before.

Although earnings for the year reached a record level, the post-tax return on average assets remained

(At this point in the 1997 annual report, there appears a bar graph occupying two-thirds space of the first column as set out in the following table.)

                 Post Tax Return On Average Assets

1993                  1.63%
1994                  1.42%
1995                  1.43%
1996                  1.39%
1997                  1.39%


(At this point in 1997 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

at 1.39 percent for the second consecutive year, principally because of a higher provision to cover potential losses to bankruptcies and because earnings were compared to a greater asset base. Corporate assets grew by more than 14

(At this point in the 1997 annual report, the text goes back to full-column width.)

percent to exceed $319 million compared to $278 million recorded last year.

Further boosting earnings for the year were trust revenues of more than $160,000, improved service-charge income and a reduction in the company's effective tax rate, attributable to a securities-portfolio shift that expanded our municipal-bond holdings. On the other hand, operating expenses increased 5 percent, mostly because of higher personnel costs. Steps to contain other operating expenses, though, remained firmly in place.

OUR MARKETING EFFORTS EXPANDED
TO OFFER NEW PRODUCTS IN NEW PLACES.

Keeping up with a changing marketplace meant changing the manner in which we approached it. On a number of fronts, we intensified our efforts to make sure customers and prospects knew about the full range of services we could offer.

Early in the year, extensive direct-mail campaigns were conducted for consumer-banking products in several key markets, and home-equity loans and installment loans became the focus of another targeted mailing project. A new adjustable-rate mortgage product also was introduced in response to inquiries from borrowers. New business resulting from the promotions started strongly and remained steady throughout the year.

By July, the Murrysville community office was serving a growing number of maturing relationships-both consumer and commercial-after its first full year of providing complete banking services for citizens in that area of Westmoreland County.

We implemented an emergency low-interest loan program in August to help area residents recover from the effects of a devastating tornado that struck Derry Township. Because storm victims could not qualify for state or federal relief since damages were limited to a relatively small area, special below-prime-rate loans were made available to them.

The new Maxcess(at this point there appears a service mark)SM Check Card, our exclusively branded debit card, was distributed to all qualifying deposit-account customers in November. Though it looks like a credit card, the Maxcess(at this point there appears a service mark)SM Card actually works like an "electronic check," automatically drawing funds for each transaction directly from the cardholder's checking account. More versatile than a MAC(at this point there appears a registered trademark)R card, it can be used both for transactions at automatic teller machines and to pay for purchases wherever merchants display the MasterCard(at this point there appears a registered trademark)R logo worldwide.

By year-end, our Asset Mangagement and Trust Division was managing more than $50 million in assets and was providing annuity and insurance-based products in addition to its array of traditional and non-traditional investment services. In doing so, the division far exceeded goal projections that were set at the time of its inception three years ago.

OUR INTEREST IN HELPING AREA
COMMUNITIES GREW WITH THE REST OF US.

Commercial National takes pride in its ability to meet the unique needs of the communities it serves. In April, that feeling was substantiated when the bank was awarded an "outstanding" rating for its Community Reinvestment Act performance after evaluation by the Office of the Comptroller of the Currency. The OCC noted that Commercial
National qualified for the rating by demonstrating "excellent responsiveness to the credit needs of its assessment area," and by "innovative and creative generation of significant community-development lending, investments and services." The "outstanding" rating is the highest possible score attainable and annually is achieved by only one in four banks nationwide.

The corporation lent assistance in a number of of non-business venues, as well. In August a $3,000 grant was awarded to the Chestnut Ridge Chapter of American Red Cross to help with relief efforts extended during the recovery from the Derry Township tornado, and in September more than 80 area civic and charitable groups benefitted from more than $100,000 in Commercial National contributions and pledges announced at two Civic Group Appreciation Day events.

Finally at year's end, our Latrobe-based corporate headquarters staff moved into renovated space in the historic former Plaza Hotel building adjacent to our Latrobe banking and office facility, a move that kept jobs downtown and provided room for more. Even with a complete interior rehabilitation, much of the historic character of the outside appearance was preserved to maintain the building's original masonry detailing and romanesque characteristics reminiscent of turn-of-the-century commercial construction in the downtown district.

By making such good investments in the communities in which we operate, we believe that Commercial National further demonstrates the value it places on the people who work to make this area such a remarkable place to live and do business.

[FN]
MAC is a registered trademark of Money Access Service.
MasterCard is a registered trademark of MasterCard International
Incorporated.
MAXCESS is a service mark of Commercial National Bank of Westmoreland County.

Commercial National Financial Corporation and Subsidiary
Consolidated Balance Sheets
-------------------------------------------------------------------------------

                                                             December 31,
                                                      -------------------------
                                                       1997              1996
ASSETS
-------------------------------------------------------------------------------
  Cash and due from banks on demand               $  9,711,026      $ 8,839,707
  Interest bearing deposits with banks                 130,937          153,667
  Securities available for sale                     54,267,314       37,816,171
  Securities held to maturity, market values of
   $65,691,241 and $65,571,756 in 1997 and 1996     64,114,775       64,539,801

 Loans                                             183,639,085      160,048,235
     Unearned income                                  (157,928)        (112,712)
     Allowance for loan losses                      (1,882,251)      (2,035,818)
                                                   ----------------------------
 Net loans                                         181,598,906      157,899,705
                                                   ----------------------------
 Premises and equipment                              5,990,786        4,802,465
 Accrued interest receivable                         2,445,164        2,144,723
 Other assets                                        1,483,048        1,914,285
-------------------------------------------------------------------------------
      Total Assets                               $ 319,741,956    $ 278,110,524
                                                  ============     ============
LIABILITIES
-------------------------------------------------------------------------------
  Deposits
   Non-interest-bearing                          $  35,968,693    $  33,972,163
   Interest-bearing                                224,721,064      204,835,908
                                                   ----------------------------
      Total deposits                               260,689,757      238,808,071

  Short-term borrowings                             17,850,000        1,400,000
  Other liabilities                                  2,757,188        2,514,199
-------------------------------------------------------------------------------
      Total liabilities                            281,296,945      242,722,270
                                                   ----------------------------
Shareholders' Equity
-------------------------------------------------------------------------------
  Common stock, par value $2; 10,000,000 shares
   authorized; 1,800,000 issued and outstanding      3,600,000        3,600,000
  Retained earnings                                 34,604,120       31,777,511
  Unrealized gain on securities
   available for sale-net of deferred taxes
   of $124,096 and $5,533 in 1997 and 1996             240,891           10,743
                                                  -----------------------------
      Total Shareholders' Equity                    38,445,011       35,388,254
-------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity    $ 319,741,956    $ 278,110,524
                                                  ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Income
-------------------------------------------------------------------------------

                                             Years Ended December 31,
                                          -----------------------------------
                                            1997         1996         1995
Interest Income
-----------------------------------------------------------------------------
 Interest and fees on loans             $15,312,410  $13,549,080  $12,843,170
 Interest and dividends on securities:
   Taxable                                4,827,530    4,914,451    4,803,344
   Exempt from federal income taxes       1,694,422    1,391,106    1,335,649
 Interest on deposits with banks              7,167        6,252        2,716
   Interest on federal funds sold            40,363       86,678      237,595
-----------------------------------------------------------------------------
      Total interest income              21,881,892   19,947,567   19,222,474

Interest Expense                          9,677,138    8,445,126    8,252,219
-----------------------------------------------------------------------------
Net Interest Income                      12,204,754   11,502,441   10,970,255

Provision for Loan Losses                   270,000      105,000       90,000
-----------------------------------------------------------------------------
      Net interest income after provision
      for loan losses                    11,934,754   11,397,441   10,880,255

Other Operating Income
-----------------------------------------------------------------------------
 Service charges on deposit accounts        572,124      511,418      480,833
 Other service charges and fees             382,332      287,694      292,914
 Net security gains                          11,561          577        6,213
 Trust department income                    164,430       89,274       29,470
 Other income                               358,622      367,227      303,512
-----------------------------------------------------------------------------
      Total other operating income        1,489,069    1,256,190    1,112,942
                                          -----------------------------------
Other Operating Expenses
-----------------------------------------------------------------------------
 Salaries and employee benefits           4,664,107    4,231,494    3,908,250
 Net occupancy expense                      543,407      492,414      446,947
 Furniture and equipment expense            617,402      616,663      496,397
 FDIC insurance  expense                     32,921        2,000      285,742
 Pennsylvania shares tax                    278,192      255,161      234,421
 Other expenses                           1,927,408    2,046,844    1,674,414
-----------------------------------------------------------------------------
      Total other operating expenses      8,063,437    7,644,576    7,046,171
                                          -----------------------------------
Income Before Income Taxes                5,360,386    5,009,055    4,947,026
                                          -----------------------------------
Income Tax Expense                        1,273,777    1,252,589    1,253,833
-----------------------------------------------------------------------------
      Net Income                        $ 4,086,609  $ 3,756,466  $ 3,693,193
                                        ===========  ===========  ===========
      Net Income Per Common Share       $      2.27  $      2.09  $      2.05
                                        ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------

                                                                      Unrealized
                                           Additional                 Gain (Loss)           Total
                               Common       Paid-in     Retained     on Securities       Shareholders'
                                Stock       Capital     Earnings   Available for Sale       Equity
------------------------------------------------------------------------------------------------------
Balance - January 1, 1995   $ 1,200,000  $ 2,400,000  $ 26,457,852      $(500,909)       $ 29,556,943

Net income                         -            -        3,693,193           -              3,693,193

Stock split in the form
of a dividend (Note 12)       2,400,000   (2,400,000)         -              -                   -

Cash dividends declared
 ($.56 per share)                  -            -       (1,008,000)          -             (1,008,000)

Net change in unrealized (loss)
 on securities available for
 sale - net of deferred taxes      -            -             -           794,334            794,334
------------------------------------------------------------------------------------------------------
Balance - December 31, 1995   3,600,000         -       29,143,045        293,425          33,036,470

Net income                         -            -        3,756,466           -              3,756,466

Cash dividends declared
 ($.62 per share)                  -            -       (1,122,000)          -             (1,122,000)

Net change in unrealized gain
 on securities available for
 sale - net of deferred taxes      -            -             -          (282,682)           (282,682)
------------------------------------------------------------------------------------------------------
Balance - December 31, 1996   3,600,000         -       31,777,511         10,743          35,388,254

Net income                         -            -        4,086,609           -              4,086,609

Cash dividends declared
 ($.70 per share)                  -            -       (1,260,000)          -             (1,260,000)

Net change in unrealized gain
 on securities available for
 sale - net of deferred taxes      -            -             -           230,148             230,148
------------------------------------------------------------------------------------------------------

Balance - December 31, 1997  $3,600,000  $      -      $34,604,120      $ 240,891         $38,445,011
                             ==========  ===========   ===========      ==========        ============


The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiary
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------

                                                               Years ended December 31,
                                                    ------------------------------------------
                                                        1997           1996            1995
----------------------------------------------------------------------------------------------
Operating Activities
 Net income                                        $  4,086,609   $  3,756,466   $   3,693,193
 Adjustments to reconcile net income
  to net cash provided by operating activities
 Depreciation and amortization                          593,862        591,288         505,614
 Loss on sale of other real estate                        6,446           -               -
 Provision for loan losses                              270,000        105,000          90,000
 Net (accretion) amortization of securities
  and loan fees                                         153,615        158,210         (45,292)
 Net security gains                                     (11,561)          (577)         (6,213)
 (Increase) decrease in interest receivable            (300,441)         5,482         (80,771)
 Increase in interest payable                           198,258         63,088         351,725
 Increase (decrease) in taxes payable                     3,591           -            (10,628)
 (Increase) decrease in taxes receivable                 98,177        (90,286)         (7,891)
 Deferred tax expense                                   115,735         52,019          40,618
 Increase in other liabilities                           41,140         47,875          38,297
 Increase in other assets                              (174,276)      (167,122)       (114,343)
-----------------------------------------------------------------------------------------------
 Net cash provided by operating activities            5,081,155      4,521,443       4,454,309
-----------------------------------------------------------------------------------------------
Investing Activities
 Net (increase) decrease in deposits with other banks    22,730        (71,016)        (68,934)
 Net (increase) decrease in federal funds sold             -         5,425,000      (3,150,000)
 Purchases of securities available for sale         (34,966,171)   (10,768,047)    (12,805,938)
 Purchases of securities held to maturity           (11,702,873)   (25,142,595)    (11,517,282)
 Maturities and calls of securities
  available for sale                                 12,311,659     14,094,084       8,532,111
 Proceeds from sales of securities
  available for sale                                  6,488,260     16,651,647            -
 Maturities and calls of securities
  held to maturity                                   12,095,000      5,809,060      10,190,940
 Net increase in loans                              (24,014,417)   (16,177,469)     (5,257,481)
 Proceeds from the sale of other real estate            266,473           -               -
 Purchases of premises and equipment                 (1,782,183)    (1,403,102)       (757,492)
-----------------------------------------------------------------------------------------------
 Net cash used by investing activities              (41,281,522)   (11,582,438)    (14,834,076)
-----------------------------------------------------------------------------------------------
Financing Activities
  Net increase in deposits                           21,881,686      8,071,760      11,175,388
  Net increase in short-term borrowings              16,450,000      1,400,000            -
  Dividends paid                                     (1,260,000)    (1,122,000)     (1,008,000)
-----------------------------------------------------------------------------------------------
  Net cash provided by financing activities          37,071,686      8,349,760      10,167,388
-----------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents      871,319      1,288,765        (212,379)

Cash and cash equivalents at beginning of year        8,839,707      7,550,942       7,763,321
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  9,711,026   $  8,839,707    $  7,550,942
                                                   ============   ============    =============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                     $  9,478,881   $  8,382,038    $ 7,900,494
                                                   ============   ============    ===========
      Taxes                                        $  1,172,800   $  1,294,000    $ 1,230,990
                                                   ============   ============    ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Shareholders
Notes to Consolidated Financial Statements
Years Ended December 31, 1997, 1996, and 1995
-----------------------------------------------------------
1. Summary of Significant Accounting Policies

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

Certain items of the consolidated financial statements for the years ended December 31, 1996 and 1995, have been reclassified to conform with the December 31, 1997 presentation. None of these reclassifications affected net income.


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

Loans:

Loans are stated at the principal amount outstanding. When a loan becomes past due and doubt exists as to the ultimate collection of principal and interest, the accrual of income is discontinued and is only recognized at the time payment is received.

The corporation has adopted Financial Accounting Standards Board Statement No. 114 "Accounting for Creditors for Impairment of a Loan" (FAS 114) as amended by Statement No. 118 "Accounting By Creditors for Impairment of a Loan Income Recognition and Disclosures" (FAS 118). These statements address the accounting by creditors, such as banks, for the impairment of certain loans. The corporation considers a loan to be impaired when based on information and events, it is probable that the corporation will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loans observable market price or the fair value of the collateral if the loan is collateral dependent.

Payments received on impaired loans are applied against the recorded investment in the loan. For loans other than those that the corporation expects repayment through liquidation of the collateral, when the remaining recorded investment in the impaired loan is less than or equal to the present value of the expected cash flows, income is recorded on a cash basis.

Loan Fees:

Loan origination and commitment fees, net of associated direct costs, are deferred and the net amount is amortized as an adjustment to the related loan yield on the interest method, generally over the contractual life of the related loans or commitments.


Other Real Estate Owned:

Real estate, other than bank premises, is recorded at the lower of cost or market at the time of acquisition. Expenses related to holding the property, net of rental income, are charged against earnings in the current period.

Allowance for Loan Losses:

The allowance for loan losses represents management's estimate of an amount adequate to provide for losses which may be incurred on loans currently held. Management determines the adequacy of the allowance based on reviews of individual credits, historical patterns of loan charge-offs and recoveries, industry experience, current economic trends and other factors relevant to the collectibility of the loans currently in the portfolio. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.

(At this point in the 1997 annual report, the text is still in three-column format with the first column being full of text and the second and third colums consisting of text only half the way down. The last half of the second and third columns consist of a table that will be recognized later on this page.)

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

Income Taxes:

Certain income and expense items are accounted for in different years for financial reporting purposes than for income tax purposes. Deferred taxes are provided to recognize these temporary differences. The principal items involved are investment securities, employee benefit plans, provision for loan losses, net deferred loan fees and costs, and depreciation The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. Income tax expense is not proportionate to earnings before  taxes,  principally  because  a portion  of revenues from
obligations  of  states  and  political  subdivisions   are
nontaxable.

Earnings per Share:

Earnings per share have been calculated on the weighted average number of shares outstanding of 1,800,000 shares in 1997, 1996 and 1995. The weighted average number of shares outstanding has been adjusted for the effect of a three-for-one stock split effected in the form of a stock dividend more fully described in
Note 12.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). This statement redefines the standards for computing earnings per share (EPS) previously found in Accounting Principles Board opinion No. 15, "Earning Per Share." FAS 128 establishes new standards for computing and presenting EPS and requires dual presentation of "basic" and "diluted" EPS on the face of the income statement for all entities with complex capital structures. Under FAS 128, basic EPS is to be computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS is to reflect the potential dilution exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the corporation. FAS 128 also requires the restatement of all prior-period EPS data presented. The corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks on demand".

2. Cash and Due from Banks on Demand

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and non-personal time deposits (deposits with original maturities of 14 days or more). Reserves are maintained in the form of vault cash or a non-interest-bearing balance held with the Federal Reserve Bank. The bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The amount so restricted at December 31, 1997 and 1996 was $2,121,000 and $1,460,000,
respectively.

3. Securities
The amortized cost and estimated market values of securities are as follows:

                                                 Gross       Gross       Estimated
                                  Amortized   Unrealized  Unrealized      Market
                                    Cost         Gains       Losses        Value
----------------------------------------------------------------------------------
Securities Available for Sale:
December 31, 1997
U.S. Treasury securities        $21,186,113   $  111,809   $ (36,037)  $21,261,885
Obligations of U.S. Government
corporations and agencies        31,385,914      289,215        -       31,675,129
Other securities                  1,330,300         -           -        1,330,300
----------------------------------------------------------------------------------
                                $53,902,327   $  401,024   $ (36,037)  $54,267,314
                                ===========   ==========   ==========  ===========


December 31, 1996
U.S. Treasury securities        $36,866,694   $  142,700   $(126,423)  $36,882,971
Other securities                    933,200         -           -          933,200
----------------------------------------------------------------------------------
                                $37,799,894   $  142,700   $(126,423)  $37,816,171
                                ===========   ==========   ==========  ===========


Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-------------------------------------------------------------------------------

                                                     Gross      Gross       Estimated
                                    Amortized     Unrealized  Unrealized     Market
                                       Cost          Gains      Losses        Value
-------------------------------------------------------------------------------------
Securities Held to Maturity:
December 31, 1997
Obligations of U.S. Government
  corporations and agencies        $28,495,539   $  162,837  $ (56,186)   $28,602,190
Obligations of states and
  political subdivisions            35,619,236    1,473,526     (3,711)    37,089,051
-------------------------------------------------------------------------------------
                                   $64,114,775   $1,636,363  $ (59,897)   $65,691,241
                                   ===========   ==========  ==========   ===========


December 31, 1996
Obligations of U.S. Government
  corporations and agencies        $36,610,826   $  221,087  $(118,826)   $36,713,087
Obligations of states and
  political subdivisions            27,928,975    1,000,289    (70,595)    28,858,669
-------------------------------------------------------------------------------------
                                   $64,539,801   $1,221,376  $(189,421)   $65,571,756
                                   ===========   ==========  ==========   ===========


(At this point in the 1997 annual report, the following text is in one-column format measuring two columns wide.)

The amortized cost and estimated market values of securities at December 31, 1997, by contractual maturity, are shown below. Mortgage-backed security maturities are based upon their contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                  Securities Available        Securities Held
                                        for Sale                 to Maturity
-----------------------------------------------------------------------------------
                                  Amortized   Estimated     Amortized   Estimated
                                    Cost     Market Value     Cost     Market Value
-----------------------------------------------------------------------------------
Due within 1 year               $ 5,493,707  $ 5,474,070  $ 6,665,755  $  6,651,588
Due after 1 but within 5 years   26,684,678   26,883,935   24,888,183    25,419,188
Due after 5 but within 10 years        -            -      29,023,288    29,947,124
Due after 10 years               20,393,642   20,579,009    3,537,549     3,673,341
Equity securities                 1,330,300    1,330,300         -             -
-----------------------------------------------------------------------------------
                                $53,902,327  $54,267,314  $64,114,775   $65,691,241
                                ===========  ===========  ===========   ===========

(The rest of the text on this page reverts back to three-column format starting with the third column.)

Securities with amortized cost and market values, respectively, of $13,883,365 and $14,183,281 at December 31, 1997 and $9,072,297
and $9,219,241 at December 31, 1996, were pledged to secure public deposits and for other purposes required or permitted by law.

Proceeds from sales and calls of securities were $13,608,361, $20,730,381 and $4,280,940 during 1997, 1996 and 1995, respectively. Gross gains of $20,187, $52,137 and $6,213 and gross losses of $8,626, $51,560 and $0 were realized on those sales and calls during 1997, 1996 and 1995, respectively.

Other securities consist of Federal Reserve Bank stock, an equity security, with book and market values of $108,000 at December 31, 1997 and 1996 and Federal Home Loan Bank stock, an equity security, with book and market values of $1,222,300 and $825,200 at December 31, 1997 and 1996, respectively.

The   corporation  did  not  hold  any  derivative  financial
instruments such as futures, forwards, swap or option contracts at December 31, 1997 or December 31, 1996. Also included in the investment portfolio are mortgage-backed securities amounting to $20,579,009 in 1997 and $0 in 1996 which are subject to prepayment risk as a result of interest rate fluctuations.

The changes in net unrealized holding gain or loss on securities available for sale that has been included in the separate component of shareholders' equity for the year ended
December 31, is as follows:

(At this point in the 1997 annual report, a table appears measuring two columns wide starting with the second column.)

                                                1997        1996         1995
--------------------------------------------------------------------------------
Gross change in unrealized gain (loss)
  on securities available for sale          $ 348,711   $(428,308)  $1,203,537
Deferred taxes                                118,563    (145,626)     409,203
-------------------------------------------------------------------------------
Net change in unrealized gain (loss)
  on securities available for sale          $ 230,148   $(282,682)  $  794,334
                                            ==========  ==========  ===========


4.  Loans
Loans are summarized as follows:

(At this point, the following table measures two columns wide in a three column format starting with the first column.)


                                                December 31,
                                        --------------------------
                                             1997         1996
------------------------------------------------------------------
Commercial  loans                       $ 19,052,486  $ 17,115,404
Real estate loans - commercial            44,289,723    33,437,360
Real estate loans - construction           3,510,809     1,924,619
Real estate loans - other                 95,570,632    86,045,874
Installment loans                          6,219,577     6,542,365
Municipal loans                            3,340,405     3,183,483
Other loans                               11,655,453    11,799,130
------------------------------------------------------------------
                                        $183,639,085  $160,048,235
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

5.  Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

                                              1997           1996         1995
----------------------------------------------------------------------------------
Balance at January 1,                      $2,035,818    $ 2,081,700  $ 2,077,553
----------------------------------------------------------------------------------
Losses charged against allowance             (448,308)      (173,952)     (97,089)
Recoveries on previously charged-off loans     24,741         23,070       11,236
Provision charged to operating expense        270,000        105,000       90,000
----------------------------------------------------------------------------------
Balance at December 31,                    $1,882,251    $ 2,035,818  $ 2,081,700
                                           ==========    ===========  ===========

(At this point the following text is in three-column format occupying the first column.)

Impairment of loans having recorded investments of  $2,488,585 and $3,714,258 at December 31, 1997 and 1996, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 1997, 1996 and 1995 was $3,231,563, $3,738,895 and $882,209,
respectively. The total allowance for loan losses related to these loans was $256,826 and $780,185 at December 31, 1997 and 1996,
respectively. Interest income on impaired loans of $258,241, $249,676 and $16,623 was recognized for cash payments received in 1997, 1996 and 1995, respectively.

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

(At this point, the following table is located at the bottom two-thirds of the page occupying the second and third columns.)

                                                        December  31,
----------------------------------------------------------------------------
                                                     1997           1996
----------------------------------------------------------------------------
Financial instruments whose contract amounts
  represent credit risk
    Commitments to extend credit                 $42,603,755     $39,560,751
    Standby letters of credit                    $ 2,923,379     $ 4,747,174
    Financial standby letters of credit          $ 4,442,424     $ 2,764,412


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


7.      Premises and Equipment

The depreciation and amortization on premises and equipment charged to operating expense amounted to $593,862 in 1997, and $591,288 in 1996.

The composition of premises and equipment at December 31, is as follows:

                                           1997         1996
----------------------------------------------------------------
  Premises                              $5,827,969   $4,400,319
  Leasehold improvements                   214,866      214,866
  Furniture and equipment                5,127,110    4,565,539
----------------------------------------------------------------
                                        11,169,945    9,180,724

  Less accumulated depreciation
    and amortization                     5,953,617    5,359,755
----------------------------------------------------------------
                                         5,216,328    3,820,969

  Business development site                   -         207,038
  Land                                     774,458      774,458
----------------------------------------------------------------
                                        $5,990,786   $4,802,465
                                         =========    =========

 8.     Interest-Bearing Deposits

Interest-bearing deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $31,480,272 and
$25,334,259  at  December 31, 1997 and 1996.  Interest  expense  related  to
certificates  of  $100,000  or  greater  was  $1,577,237,  $1,213,126   and
$1,157,021,  for the  years  ended  December  31,  1997,  1996  and   1995,
respectively.

Interest bearing deposits at December 31, are detailed as follows:

                                           1997            1996
---------------------------------------------------------------------
        Savings accounts              $ 44,637,868    $ 43,715,842
        NOW accounts                    12,644,010      11,925,963
        Money Market NOW accounts        9,324,094       7,180,985
        FIMM accounts                   43,085,563      40,003,616
        Time deposits                  115,029,529     102,009,502
---------------------------------------------------------------------
                                      $224,721,064    $204,835,908
                                       ===========     ===========

Included in time deposits at December 31, 1997 were certificates of deposit with the following scheduled maturities:

         1998                   $ 70,537,262
         1999                     24,383,943
         2000                     14,540,744
         2001                      3,068,209
         2002 and thereafter       2,499,371
                                ------------
                                $115,029,529
                                ============

(At this point in the 1997 annual report, the folowing text and table is in one-column format measuring three columns wide.)

9.      Short-Term Borrowings

Short-term borrowings at December 31 were as follows:


                                            1997                            1996
---------------------------------------------------------------------------------------------
                                Ending     Average   Average     Ending    Average   Average
                                Balance    Balance    Rate       Balance   Balance    Rate
---------------------------------------------------------------------------------------------
Federal funds purchased      $ 6,850,000  $1,371,233  5.68%    $1,400,000  $927,937   5.50%
Borrowings from
 Federal Home Loan Bank       11,000,000   3,447,945  6.11%          -         -       -
---------------------------------------------------------------------------------------------

                             $17,850,000  $4,819,178  5.99%    $1,400,000  $927,937   5.50%
=============================================================================================
Maximum total at any
month-end                    $17,850,000                       $2,450,000
                             ===========                       ==========

At December 31, 1997 the corporation had approved but unused borrowing with the Federal Home Loan Bank of $8,235,000.

Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------


(At this point in the 1997 annual report, the following text and tables are in one-column format measuring two columns wide.)

Interest expense on short-term borrowings for the years ended December 31 is detailed below:

                                               1997       1996       1995
---------------------------------------------------------------------------
Federal funds purchased                     $ 77,888    $51,016       $365
Borrowings from Federal Home Loan Bank       210,607       -           -
---------------------------------------------------------------------------
Total interest on short-term borrowings     $288,495    $51,016       $365
===========================================================================


10.     Employee Benefits Plans

The corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The corporation also has a supplemental retirement plan for certain employees. The expense for the employee benefit plans was $520,978, $474,692 and $418,058 for the years ended December 31, 1997, 1996 and 1995.

11.     Income Taxes

The  balance  sheets include approximately $555,486 and $671,221  of  net
deferred  tax  asset  at  December 31, 1997  and  1996,  respectively.   The
corporation  has not established a valuation allowance as it is management's belief  that  it has adequate taxable income and carry backs to realize  the net  deferred  tax asset.  The components of the net deferred tax  asset  at
December 31, 1997 and 1996 are as follows:


                                                December 31,
                                           ----------------------
                                             1997          1996
------------------------------------------------------------------
  Allowancee for loan losses              $ 481,160     $ 533,373
  Accrued benefits                          194,035       204,054
  Deferred loan fees                         53,695        38,322
  Premises and equipment                      2,199          -
------------------------------------------------------------------
  Total deferred tax assets                 731,089       775,749

  Securities accretion                       51,507        90,935
  Unrealized gain on securities
    available for sale                      124,096         5,533
  Premises and Equipment                       -            8,060
------------------------------------------------------------------
  Total deferred tax liabilities            175,603       104,528
------------------------------------------------------------------
  Net deferred tax asset                   $555,486      $671,221
                                            =======       =======


The total tax provision or credit for financial reporting purposes differs from the amount computed by applying statutory rates to income before income taxes. The differences for the years ended December 31, are as follows:

                                                 1997         1996         1995
-----------------------------------------------------------------------------------
 Tax at statutory rates                      $1,822,531   $1,703,079   $1,681,989
  Increase (decrease) resulting from:
    Non-taxable interest and dividend income   (626,324)    (516,972)    (483,214)
    Non-deductible interest expense              79,904       61,313       54,373
    Other                                        (2,334)       5,169          685
-----------------------------------------------------------------------------------
  Total tax provision                        $1,273,777   $1,252,589   $1,253,833
                                              =========    =========    =========


(At this point, the text reverts back to the three-column format beginning in third column.)

12.     Stock Split

On February 20, 1996, the Board of Directors approved a three-for-one stock split effected in the form of a stock dividend to shareholders of record on March 20, 1996. The stock split in the form of a stock dividend has been given retroactive effect and per share data for all prior periods presented has been restated.

13.     Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 1997 and 1996, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the corporation. It is the corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

The following methods and assumptions were used by the corporation in estimating financial instrument fair values:

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts for cash and short-term investments approximate the estimated fair values of such assets.

SECURITIES: Fair values for securities held to maturity and securities available for sale are based

Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------

(At this point in the 1997 annual report, the following text and table is in three-column format occupying the about two-thirds of the first and second columns.)

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

DEPOSIT LIABILITITES: For deposits which are payable on demand at the reporting date, representing all deposits other than time deposits, management estimated that the carrying value of such deposits is a reasonable estimate of fair value. The carrying amounts of variable-rate time deposit accounts and certificates of deposit approximate their fair values at the report date. Fair values of fixed-rate time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities. The carrying amount of accrued interest payable approximates its fair value.

SHORT-TERM BORROWINGS: The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.

                                                               December 31,
---------------------------------------------------------------------------------------------------
                                                     1997                          1996
---------------------------------------------------------------------------------------------------
                                           Carrying         Fair         Carrying           Fair
                                            Amount          Value         Amount            Value
---------------------------------------------------------------------------------------------------
Financial assets
  Cash and short term investments      $   9,841,963  $   9,841,963   $   8,993,374    $  8,993,374
  Securities available for sale           54,267,314     54,267,314      37,816,171      37,816,171
  Securities held to maturity             64,114,775     65,691,241      64,539,801      65,571,756
  Loans, net of reserve                  181,598,906    188,390,885     157,899,705     155,624,937
  Accrued interest receivable              2,445,164      2,445,164       2,144,723       2,144,723

Financial liabilities
  Deposits                              $260,689,757   $261,978,797    $238,808,071    $240,177,568
  Short-term borrowings                   17,850,000     17,850,000       1,400,000       1,400,000
  Accrued interest payable                 1,340,412      1,340,412       1,142,154       1,142,154
----------------------------------------------------------------------------------------------------


(At this point the following two paragraphs occupy the first two columns and begin directly under the preceding table about two-thirds of the way down the page. The table appears at the bottom of the page and occupies the second and third columns of a three-column page.)


14.  Related Party Transactions

Some of the corporation's or the bank's directors, principal officers, principal shareholders, and their related interests had transactions with the bank in the ordinary course of business during 1997. All loans and commitments to loans in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $631,928 and $1,207,988 at December 31, 1997 and 1996.

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 for the years ended December 31:



                                                1997            1996
--------------------------------------------------------------------------
      Balances at January 31,             $1,055,482          $  645,824
      Advances                               144,516             918,073
      Repayments                            (672,744)           (508,415)
--------------------------------------------------------------------------
      Balances at December 31,            $  527,524          $1,055,482
                                          ===========         ===========


(At this point the following text is back to three-column format beginning at the third column.)


15.  Capital Requirements and Dividend Restrictions

The corporation and the bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the corporation and the bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the corporation and the bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the regulatory agencies categorized the corporation and the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the corporation and the bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed those categories.

                                                                                            To Be Well Capitalized
                                                                       For Capital               Under Prompt
                                                Actual              Adequacy Purposes    Corrective Action Provisions:
----------------------------------------------------------------------------------------------------------------------
                                             Amount     Ratio       Amount      Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1997:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $40,086,369  21.7%     $14,779,213    >8.0%      $18,474,016   >10.0%
  Commercial National Bank                    40,070,753  21.7%      14,780,286    >8.0%       18,475,358   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (To Risk Weighted Assets)

  Commercial National Financial Corp.         38,204,118  20.7%       7,389,606    >4.0%       11,084,410   >6.0%
  Commercial National Bank                    38,188,502  20.7%       7,390,143    >4.0%       11,085,215   >6.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         38,204,118  12.4%      12,345,867    >4.0%       15,432,334   >5.0%
  Commercial National Bank                    38,188,502  12.4%      12,346,264    >4.0%       15,432,830   >5.0%
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1996:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $37,364,798  23.5%     $12,729,070    >8.0%      $15,911,338   >10.0%
  Commercial National Bank                    37,376,189  23.5%      12,727,982    >8.0%       15,909,977   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.         35,377,510  22.2%       6,364,535    >4.0%        9,546,803   >6.0%
  Commercial National Bank                    35,389,069  22.2%       6,363,991    >4.0%        9,545,986   >6.0%
-----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         35,377,510  12.9%      11,004,924    >4.0%       13,756,155   >5.0%
  Commercial National Bank                    35,389,069  12.9%      11,004,737    >4.0%       13,755,922   >5.0%
-----------------------------------------------------------------------------------------------------------------------


(At this point the following text occupies two columns of the three column format. It begins in the first column a little more than three-quarters of the way down the page.)


The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of
the  Currency.   Dividends  from  the bank were  restricted  not  to  exceed
$8,160,114 at December 31, 1997. These restrictions have not had, and are not expected to have, a significant impact on the corporation's ability to meet its cash obligations.

16. Condensed Financial Information fo Commercial National Financial Corporation (Parent Only)

Balance Sheets
-----------------------------------------------------------------------
                                                   December 31,
                                                1997          1996
                                           ----------------------------
    Assets:
     Cash                                  $     62,524   $      6,004
     Investment in subsidiary                38,429,394     35,399,813
-----------------------------------------------------------------------
                                           $ 38,491,918   $ 35,405,817
                                            ===========    ===========
    Liabilities and shareholders' equity:
     Accounts payable                      $     46,907   $     17,563
     Shareholders' equity                    38,445,011     35,388,254
-----------------------------------------------------------------------
                                           $ 38,491,918   $ 35,405,817
                                            ===========    ===========

Statements of Income and Changes in Retained Earnings
------------------------------------------------------------------------
                                                          Years Ended December 31,
                                                ------------------------------------------
                                                    1997           1996           1995
  Dividends and fees from subsidiary           $  1,380,000   $  1,194,000   $  1,080,000
  Expenses                                           78,824        120,051         86,096
                                                ------------------------------------------
                                                  1,301,176      1,073,949        993,904
  Applicable tax benefit                            (14,000)        16,331          4,793
                                                ------------------------------------------
                                                  1,287,176      1,090,280        998,697
  Equity in undistributed earnings of subsidiary  2,799,433      2,666,186      2,694,496
                                                ------------------------------------------
  Net income                                      4,086,609      3,756,466      3,693,193
  Retained earnings January 1,                   31,777,511     29,143,045     26,457,852
  Dividends paid                                 (1,260,000)    (1,122,000)    (1,008,000)
                                                ------------------------------------------
  Retained earnings December 31,                $34,604,120    $31,777,511    $29,143,045
                                                 ==========     ==========     ==========

Statements of Cash Flows
                                                            Years Ended December 31,
                                                     -------------------------------------
                                                        1997         1996          1995
------------------------------------------------------------------------------------------
 Operating activities:
 Net income                                         $ 4,086,609  $ 3,756,466  $  3,693,193
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization                                          -            -            7,439
     Equity in undistributed earnings of subsidiary  (2,799,433)  (2,666,186)   (2,694,496)
     Increase (decrease) in accounts payable             29,344      (10,438)        1,292
                                                     --------------------------------------
 Net cash provided by operating activities            1,316,520    1,079,842     1,007,428
                                                     --------------------------------------
 Financing activities:
   Dividends paid                                    (1,260,000)  (1,122,000)   (1,008,000)
                                                     --------------------------------------
   Net increase (decrease) in cash                       56,520      (42,158)         (572)
 Cash at beginning of year                                6,004       48,162        48,734
                                                     --------------------------------------
 Cash at end of year                                $    62,524   $    6,004    $   48,162
                                                    ===========   ==========    ==========

(At this point, the following text is in the second and third columns of the three-column format. The address to the Board and shareholders is located at the top of first column.)

Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiary
Latrobe, PA

Report of Stokes Kelly & Hinds, LLC  Independent Certified Public Accountants
--------------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in share-holders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Stokes Kelly & Hinds, LLC
January 23, 1998
Pittsburg, Pennsylvania

Logo

Stokes Kelly & Hinds, LLC
Certified Public Accountants & Business Advisors


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

Commercial National Financial Corporation and Subsidiary
Quarterly Summary of Financial Data (Unaudited)
----------------------------------------------------------------

The unaudited quarterly results of operations for the years ended
December 31, 1997 and December 31, 1996 are  as follows:

                                                          1997
                                      ----------------------------------------------
                                        First      Second       Third       Fourth
                                       Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $5,142,007  $5,433,657  $5,525,009  $5,781,219
Interest expense                       2,223,218   2,366,278   2,487,579   2,600,063
                                       ---------------------------------------------
  Net interest income                  2,918,789   3,067,379   3,037,430   3,181,156

Provision for loan losses                 45,000      60,000      75,000      90,000
                                       ---------------------------------------------
  Net interest income after
  provision for loan losses            2,873,789   3,007,379   2,962,430   3,091,156

Other income (including security
   transactions)                         342,300     385,032     383,687     378,050

Other expenses                         2,040,982   2,022,832   1,914,980   2,084,643
                                       ---------------------------------------------
  Income before taxes                  1,175,107   1,369,579   1,431,137   1,384,563
Applicable income taxes                  284,000     327,000     347,000     315,777
------------------------------------------------------------------------------------
  Net income                          $  891,107  $1,042,579  $1,084,137  $1,068,786
                                       =========   =========   =========   =========
Earnings per share                    $      .50  $      .58  $      .60  $      .59
                                       =========   =========   =========   =========


                                                          1996
                                       ---------------------------------------------
                                        First      Second       Third      Fourth
                                       Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $4,897,339  $4,894,723  $4,919,409  $5,236,096
Interest expense                       2,088,163   2,043,732   2,126,999   2,186,232
                                       ---------------------------------------------
  Net interest income                  2,809,176   2,850,991   2,792,410   3,049,864

Provision for loan losses                 15,000      30,000      30,000      30,000
                                       ---------------------------------------------
  Net interest income after
  provision for loan losses            2,794,176   2,820,991   2,762,410   3,019,864

Other income (including security
  transactions)                          323,099     316,316     303,758     313,017

Other expenses                         1,862,543   1,795,397   1,804,547   2,182,089
                                       ---------------------------------------------
  Income before taxes                  1,254,732   1,341,910   1,261,621   1,150,792
Applicable income taxes                  322,000     335,000     318,000     277,589
------------------------------------------------------------------------------------
  Net income                          $  932,732  $1,006,910  $  943,621  $  873,203
                                       =========   =========   =========   =========
Earnings per share                    $      .52  $      .56  $      .52  $      .49
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

Commmercial National Financial Corporation stock is traded in the over-the-counter market on The Nasdaq Stock Market, Inc., under the trading symbol "CNAF" with an additional descriptive listing of "CmclNt."

                                                          Cash Dividend
1997                              High         Low          Per Share
------------------------------------------------------------------------
First Quarter                    $37.00      $34.00          $ .16
Second Quarter                    37.00       34.50            .18
Third Quarter                     37.00       34.50            .18
Fourth Quarter                    36.50       35.25            .18

1996
------------------------------------------------------------------------
First Quarter                    $21.33      $20.42          $ .143
Second Quarter                    31.50       21.33            .16
Third Quarter                     31.75       29.50            .16
Fourth Quarter                    37.00       31.50            .16


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

                                                               Years Ended December 31
                                         -------------------------------------------------------------------
                                            1997          1996          1995           1994           1993
-------------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees on loans           $ 15,312,410  $ 13,549,080  $ 12,843,170  $  12,250,168   $ 11,022,466
  Interest and dividends on securities    6,521,952     6,305,557     6,138,993      5,807,222      5,928,570
Interest on money market investments         47,530        92,930       240,311        326,188        299,063
-------------------------------------------------------------------------------------------------------------
Total interest income                    21,881,892    19,947,567    19,222,474     17,383,578     17,250,099
Interest Expense
  Deposits                                9,388,643     8,394,110     8,251,854      6,444,799      6,148,966
  Short-term borrowings                     288,495        51,016           365           -              -
-------------------------------------------------------------------------------------------------------------
Total Interest Expense                    9,677,138     8,445,126     8,252,219      6,444,799      6,148,966
-------------------------------------------------------------------------------------------------------------
Net interest income                      12,204,754    11,502,441    10,970,255     10,938,779     11,101,133
Provision for loan losses                   270,000       105,000        90,000        180,000        360,000
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                       11,934,754    11,397,441    10,880,255     10,758,779     10,741,133
Other operating income                    1,489,069     1,256,190     1,112,942      1,015,791      1,008,388
Other operating expenses                  8,063,437     7,644,576     7,046,171      7,138,659      6,644,317
-------------------------------------------------------------------------------------------------------------
Income before taxes                       5,360,386     5,009,055     4,947,026      4,635,911      5,105,204
Applicable income taxes                   1,273,777     1,252,589     1,253,833      1,150,991      1,351,201
-------------------------------------------------------------------------------------------------------------
Net income                             $  4,086,609  $  3,756,466  $  3,693,193   $  3,484,920   $  3,754,003
                                       ============  ============  ============   ============   ============
Per Share Data
  Net income                           $       2.27  $       2.09  $       2.05   $       1.94   $       2.09
  Dividends declared                   $        .70  $        .62  $        .56   $        .53   $        .49
  Average shares outstanding (a)          1,800,000     1,800,000     1,800,000      1,800,000      1,800,000


At End of Period
  Total assets                         $319,741,956  $278,110,524  $266,176,018   $251,141,709   $243,526,543
  Securities                            118,382,089   102,355,972   103,480,616     96,675,122     91,935,870
  Loans and leases, net of
    unearned income                     183,481,157   159,935,523   144,288,002    139,066,657    125,575,221
  Allowance for loan losses               1,882,251     2,035,818     2,081,700      2,077,553      1,968,014
  Deposits                              260,689,757   238,808,071   230,736,311    219,560,923    213,753,679
  Shareholders' equity                   38,445,011    35,388,254    33,036,470     29,556,943     28,005,748

Key Ratios
  Return on average assets                     1.39%         1.39%         1.43%          1.42%          1.63%
  Return on average equity                    11.14         11.02         11.80          12.15          14.41
  Net loans-to-deposit  ratio                 69.66         66.12         61.63          62.39          57.83
  Dividend payout ratio (dividends
    declared divided by net income)           30.83         29.87         27.29          27.55          23.65
  Equity-to-assets ratio (average equity
    divided by average total assets)          12.47         12.64         12.13          11.72          11.31%

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


  INTRODUCTION

  The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of Commercial National Financial Corporation (the corporation) for the years ending on December 31, 1997, 1996 and 1995. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

  In February 1996, the Board of Directors authorized a three-for-one stock split effected in the form of a stock dividend. All per share data has been restated to allow meaningful comparison with prior periods.

  All material intercompany transactions have been eliminated in consolidation.

  RESULTS OF OPERATIONS

  Net income for 1997 was $4,086,609, compared to $3,756,466 in 1996 and $3,693,193 in 1995. Earnings per share were $2.27 in 1997 compared to 1996's earnings of $2.09 per share. In 1995, earnings per share were $2.05.

  Return on average assets was 1.39% in 1997, 1.39% in 1996 and 1.43% in 1995. For the same years return on average equity was 11.14%, 11.02% and 11.80%, respectively.

  NET INTEREST INCOME

  The largest segment of earnings is represented by net interest income which is calculated by deducting the interest paid on interest-bearing liabilities from the interest received on interest-earning assets. In 1997, net interest income was $12,204,754 compared to $11,502,441 in 1996 and $10,970,255 in 1995.

  Average earning assets grew $23,235,041 in 1997, $10,364,280 in 1996 and $12,892,411 in 1995. Average interest-bearing liabilities increased $20,639,642 in 1997, $7,908,162 in 1996 and $8,374,092 in 1995. The return on earning assets, calculated on a tax-equivalent basis, equaled 8.14% in 1997 compared to 8.06% in 1996 and 8.08% in 1995. The cost-of-funds rate was 4.36% in 1997, 4.21% in 1996 and 4.28% in 1995. The tax-equivalent net interest margin was 4.69% in 1997, 4.77% in 1996 and 4.74% in 1995.

                                                                    Financial  Comparisons
                                               Consolidated Average Balance Sheet, Interest Income/Expense and Rates
                                              1997                              1996                             1995

                                             Interest                          Interest                         Interest
                                  Average    Income/   Yield or   Average      Income/    Yield or  Average     Income/     Yield oR
                                  Balance    Expense   Rate(a)    Balance      Expense    Rate(a)   Balance     Expense     Rate(a)
--------------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets

  Loans(b)(c) net of
     unearned income           $169,849,234 $15,312,410  9.06%  $151,056,637  $13,549,080  9.01%  $142,697,066  $12,843,170  9.03%
  Taxable securities             77,615,939   4,827,530  6.22     78,491,319    4,914,451  6.26     76,008,652    4,803,344  6.32
  Non-taxable securities         32,285,316   1,694,422  7.95     26,118,891    1,391,106  8.07     24,174,102    1,335,649  8.37
  Interest-bearing deposits
     with banks                     110,211       7,167  6.50        127,222        6,252  4.91         56,764        2,716  4.78
  Federal funds sold                738,219      40,363  5.47      1,569,809       86,678  5.52      4,063,014      237,595  5.85
---------------------------------------------------------------------------------------------------------------------------------
Total earning assets            280,598,919  21,881,892  8.14    257,363,878   19,947,567  8.06    246,999,598   19,222,474  8.08

Non-interest-earning Assets
  Cash                            6,572,767                        6,182,888                         5,957,428
  Allowance for loan losses      (1,950,574)                      (2,080,108)                       (2,094,558)
  Other assets                    9,039,928                        8,241,254                         7,296,555
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-
     earning assets              13,662,121                       12,344,034                        11,159,425
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                   $294,261,040                     $269,707,912                      $258,159,023
                               ============                     ============                      ============

Liabilities and Shareholders' Equity

Interest-bearing Deposits
  NOW accounts                 $ 20,204,634     386,186  1.91   $ 18,110,581     353,404  1.95    $ 17,116,367     375,977   2.20
  Money Market accounts          42,542,349   1,732,133  4.07     39,754,528   1,506,643  3.79      40,662,832   1,565,552   3.85
  Savings deposits               44,871,628   1,387,360  3.09     44,744,695   1,357,140  3.03      42,721,554   1,302,544   3.05
  Time deposits                 108,744,105   5,882,964  5.41     97,004,511   5,176,923  5.34      92,126,830   5,007,781   5.44
  Short-term borrowings           4,819,178     288,495  5.99        927,937      51,016  5.50           6,507         365   5.61
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                   221,181,894   9,677,138  4.36    200,542,252   8,445,126  4.21     192,634,090   8,252,219   4.28

Non-Interest-bearing Liabilities and Capital

  Non-interest-bearing deposits  34,124,049                       32,920,490                        32,128,560
  Other liabilities               2,255,578                        2,156,953                         2,094,590
  Shareholders' equity           36,699,519                       34,088,217                        31,301,783
----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-bearing
  funding sources                73,079,146                       69,165,660                        65,524,933
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity         $294,261,040                     $269,707,912                      $258,159,023
                                ===========                      ===========                       ===========
Net Interest Income and
Net Yield on Interest-
earning Assets                              $12,204,754  4.69%                 $11,502,441  4.77%                $10,970,255   4.74%
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

The following table illustrates the impact and interaction of rate and volume changes for the years under review:


                                                   Analysis of Year-to-Year Changes in Net Interest Income
                                        -----------------------------------------------------------------------------
                                              1997 Change from 1996                   1996 Change from 1995
                                        -----------------------------------------------------------------------------
                                          Total      Change Due   Change Due      Total       Change Due   Change Due
                                          Change     to Volume      to Rate       Change      to Volume      to Rate
---------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
Loans net of unearned income           $1,763,330   $1,685,609   $   77,721     $  705,910   $  752,387   $  (46,477)
Securities
  Taxable                                 (86,921)     (54,809)     (32,112)       111,107      156,891      (45,784)
  Non-taxable                             303,316      328,427      (25,111)        55,457      107,452      (51,995)
Interest-bearing deposits with banks          915         (836)       1,751          3,536        3,371          165
Federal funds sold                        (46,315)     (45,917)        (398)      (150,917)    (145,796)      (5,121)
---------------------------------------------------------------------------------------------------------------------
Total interest income                   1,934,325    1,912,474       21,851        725,093      874,305     (149,212)


Interest-bearing Liabilities
Deposits                                  994,533      704,298      290,235        142,256      299,300     (157,044)
Short-term borrowings                     237,479      213,932       23,547         50,651       51,686       (1,035)
---------------------------------------------------------------------------------------------------------------------
Total interest expense                  1,232,012      918,230      313,782        192,907      350,986     (158,079)
---------------------------------------------------------------------------------------------------------------------
Net interest income                    $  702,313   $  994,244    $(291,931)    $  532,186   $  523,319   $    8,867
                                       ==========   ==========    =========     ==========   ==========   ===========


[FN]
Included in interest income are loan fees of $212,453 in 1997, $227,189 in 1996 and $135,065 in 1995.


(At this point, the following text reverts back to three-column format.)


The provision for loan losses is the amount added to the allowance against which actual loan losses are charged. The amount of the provision is determined by an analysis of the loan portfolio's size, quality and risk potential as compared to the size of the allowance itself. The amount of the provision was $270,000 in 1997, $105,000 in 19965 and $90,000 in 1995.
For each of the same years the net charge-off against the allowance for loan losses was $423,567, $150,882 and $85,853, respectively. On December 31, 1997 the allowance for loan losses equaled 1.03% of total loans compared to 1.27% at the end of 1996 and 1.44% at the end of 1995. Loans which were past due 90 days or more, or were on non-accrual equaled 0.89% of total loans on December 31, 1997, 0.08% on December 31,
1996 and 0.46% on December 31, 1995. The corporation's policy is to place loans on a non-accrual basis when they become 90 days past due provided that the loan is well collateralized and gives evidence of a reasonable likelihood for full collection. During the review of the loan portfolio, management did not note any trends such as industry uncertainties which raise concerns regarding future adverse impact on operating results, liquidity or capital resources.

NON-INTEREST INCOME AND EXPENSE
In 1997, total non-interest income increased $232,879 to $1,489,069 from $1,256,190 in 1996. Asset management and trust income grew $75,156 to $164,430. Service charges on deposit accounts increased $60,706 to $572,124. Other service charges and fees increased by $94,638 to $382,332. Net gains on sold and called investments amounted to $11,561. Other income decreased by $8,605 to $358,622. In 1995, total non-interest income was $1,112,942.

Non-interest expense in 1997 was $8,063,437. This represented an increase of $418,861 over 1996's non-interest expense which totaled $7,644,576. The major area contributing to this increase was personnel expense which rose $432,613. The large increase in personnel expense was offset, somewhat, by a decrease in other expense which decreased by $119,436. Major items attributed to this decrease were the lack of costs associated this year versus last year in the promoting and advertising of a new community office and the Maxcess(at this point, there appears a service mark)SM Account, our comprehensive electronic home-banking product. Net occupancy expense increased $50,993 and furniture and equipment expense rose only $739. Pennsylvania shares tax increased $23,031 over 1996. Non-interest expense in 1995 was $7,046,171.

Income tax expense was $1,273,777 in 1997, $1,252,589 in 1996 and $1,253,833 in 1995. The effective tax rate was 23.76%, 25.01% and 25.35%, respectively. The corporation's sizeable municipal bond holdings continued to favorably influence income tax expense levels.

LIQUIDITY
Liquidity measurements attempt to evaluate the corporation's ability to meet the cash-flow needs of its depositors and borrowers. The primary source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the interest received from those earning assets. Another source of liquidity is represented by the corporation's ability to sell both loans and available for sale securities. Supplemental external funding sources have been established

(At this point in the 1997 annual report, the following text is still in three-column format but only occupies the top third of the page. The remaining page is depicts a table of Loans by Classification)

and are available to meet both short- and long-term funding needs.

On December 31, 1997, total deposits were $21,881,686 greater than on December 31, 1996. Interest-bearing deposits grew $19,885,156 in 1997 while demand deposits increased $1,996,530. The total deposit growth of 1997 was primarily attributable to favorable interest rate conditions and the closing of a branch by one of our competitors in the area.

During the same period, total loans, net of unearned income, grew by $23,545,634. Competition for high-quality loans remained intense throughout 1997. Real-estate-secured loan products led in dollar-volume increases. Commercial loans also posted a significant increase from year-end 1996.

The amortized cost of the corporation's securities portfolio increased $15,677,407 and was $118,017,102 on December 31, 1997. On that same date, the estimated market value of the entire securities portfolio was $119,958,555 which was higher than amortized cost by $1,941,453 and represented the net of $2,037,387 gross unrealized gains less $95,934 gross unrealized losses. On December 31, 1997 the amount of securities which would reach maturity within one year was $12,159,462 as compared to $16,951,290 at the end of the previous year.

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31, 1997.

                                                                       Loans by Classification on December 31,
------------------------------------------------------------------------------------------------------------------------------
                                        1997                1996               1995               1994                1993
                               -----------------------------------------------------------------------------------------------
                                            Per                 Per                Per                Per                 Per
                                  Amount    Cent      Amount    Cent    Amount     Cent     Amount    Cent      Amount    Cent
------------------------------------------------------------------------------------------------------------------------------
Commercial                     $ 19,052,486  10%   $ 17,115,404  11%  $ 14,494,356  10%  $  9,794,172   7%   $ 10,090,751   8%
Real estate - commercial         44,289,723  24      33,437,360  21     32,460,803  23     32,108,097  23      30,627,685  24
Real estate - construction        3,510,809   2       1,924,619   1      1,523,490   1      1,637,794   1       1,470,076   1
Real estate - other              95,570,632  52      86,045,874  54     79,910,652  55     80,702,169  58      70,708,911  56
Consumer - installment            6,219,577   4       6,542,365   4      4,803,258   3      5,535,248   4       5,733,348   5
Municipal                         3,340,405   2       3,183,483   2      1,332,403   1      1,350,655   1       1,179,097   1
Other                            11,655,453   6      11,799,130   7      9,998,413   7      8,238,730   6       6,124,966   5
------------------------------------------------------------------------------------------------------------------------------
Total loans                    $183,639,085 100%   $160,048,235 100%  $144,523,375 100%  $139,366,865 100%   $125,934,834 100%
Unearned Income                    (157,928)           (112,712)          (235,373)          (300,208)           (359,613)
------------------------------------------------------------------------------------------------------------------------------
Total loans,
net of unearned income         $183,481,157        $159,935,523       $144,288,002       $139,066,657        $125,575,221
                                ===========         ===========        ===========        ===========         ===========


Commercial National Financial Corporation and Subsidiary
Management's Discussion and Analysis of Financial Condition
and Results of Operations
-------------------------------------------------------------

(At this point the first quarter of the page is a table followed by three-column text in the second quarter of the page. The third quarter is another table followed by more text in the last quarter of the page.)

                                    Maturity Distribution of Securities on December 31, 1997
                         U.S. Treasury          State &                             Total      Weighted
                         & other U.S. Govt.     Political           Other         Amortized    Average
                         Agencies & Corp.       Subdivisions(1)   Securities        Cost        Yield
-------------------------------------------------------------------------------------------------------
Within 1 year               $11,994,380          $   165,082        $     -     $ 12,159,462     5.40%
After 1 but within 5 years   42,707,994            8,864,867              -       51,572,861     6.62
After 5 but within 10 years   5,971,550           23,051,738              -       29,023,288     7.47
After 10 years               20,393,642            3,537,549              -       23,931,191     7.22
No fixed maturity                  -                    -            1,330,300     1,330,300     6.22
-------------------------------------------------------------------------------------------------------
                            $81,067,566          $35,619,236        $1,330,300  $118,017,102     6.82%
                            ===========          ===========        ==========  ============     =====


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


                                           Interest Sensitivity Analysis (In Thousands)
                           0-30 Days  31-90 Days  91-180 Days  181-365 Days     1-5 Yrs    Over 5 Yrs
------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Securities               $   5,489  $   2,500   $    6,788     $  8,476     $  53,042    $  40,393
  Federal funds sold and
   deposits with banks           131        -            -            -             -            -
  Loans                       44,743      4,082        4,869        8,814        70,571       50,560
------------------------------------------------------------------------------------------------------
Total interest-sensitive
   assets                     50,363      6,582       11,657       17,290       123,613       90,953



Interest-bearing liabilities:
  Certificates of deposit     12,594     17,224       18,872       21,687        44,190          351
  Other interest-bearing
    liabilities                 -         6,566        6,566       10,980        68,236       17,455
  Short-term borrowings        7,350      6,000        1,500        3,000          -            -
------------------------------------------------------------------------------------------------------
Total interest-sensitive
    liabilities               19,944     29,790       26,938       35,667       112,426       17,806
------------------------------------------------------------------------------------------------------
Interest sensitivity gap     $30,419   $(23,208)    $(15,281)    $(18,377)    $  11,187      $73,147
                             =======   =========    =========    =========    ==========     =======
Cumulative gap               $30,419   $  7,211     $ (8,070)    $(26,447)    $ (15,260)     $57,887
                             =======   =========    =========    =========    ==========     =======
Ratio of cumulative gap to
earning assets                 10.07%      2.39%      (2.67%)      (8.75%)       (5.05%)       19.16%
                             ========  =========    =========    =========    ==========     =======



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

In the management of its credit portfolio, the corporation emphasizes the importance of the collection of loans as well as asset and earnings diversification. The corporation immediately

At this point in the 1997 annual report, the following page is in three-column format)

recognizes as a loss, all credits judged to be uncollectible and has established an allowance for loan losses that may exist in the loan portfolio at a point in time, but have not been specifically identified.

For analytical purposes, the following table sets forth an allocation of the allowance for loan losses on December 31, 1997 and December 31, 1996 according to the categories indicated:

              Allocation of the Allowance for Loan Losses
                      (dollar amounts in thousands)
                                          1997      1996
    ----------------------------------------------------
    Commercial, Industrial, Financial,
       Agricultural and Tax Free        $  555    $  881

    Residential mortgages                  231       138

    Loans to individuals                   622       577

    Off-balance sheet items                138        96

    Year 2000                              141         -

    Unallocated                            195       344
                                        ----------------
    Total                               $1,882    $2,036
                                        ======    ======
    Reserve as a percentage
           of average total loans         1.11%     1.35%
                                        =======   =======


CAPITAL RESOURCES
Shareholders' equity grew $3,056,757 during 1997 and was $38,445,011 on December 31, 1997 compared to $35,388,254 on
December 31, 1996. Unrealized gains on securities available for sale on December 31, 1997 temporarily increased shareholders' equity by $240,891. The retained earnings retention rate was 69.17% in 1997 as compared to 70.13% in 1996.

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

On December 31, 1997, the corporation's capital (not including the allowance for loan losses) amounted to $38,445,011 or 12.02% of total assets. The inclusion of the allowance increases the capital ratio to 12.61%. On the same basis of calculation, these ratios were 12.72% and 13.46% respectively on December 31, 1996.

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

As of December 31, 1997, the corporation had Tier I and total equity capital to risk adjusted asset ratios of 20.68% and 21.70%, respectively. The leverage ratio was 12.38%. At December 31, 1996, the corporation had Tier I and total equity capital to risk adjusted assets ratios of 22.23% and 23.48%, respectively.





    The table below presents the corporation's capital position on December 31, 1996
                         (dollar amounts in thousands)
                                                        Percent
                                                      of Adjusted
                                      Amount             Assets
     -------------------------------------------------------------
     Tier I capital                   38,204              20.68
     Tier I capital requirement        7,390               4.00

     Total equity capital             40,086              21.70
     Risk-based requirement           14,779               8.00
     -------------------------------------------------------------
     Leverage capital                 38,204              12.38
     Leverage requirement             12,346               4.00



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

ASSESSMENT OF FUTURE ENVIRONMENT
Management has not identified nor is aware of any internal matter or external condition, including potential regulatory recommendations, which could have a critical impact on the corporation's ability to continue its present business activities or adversely impair future operating results other than the Year 2000 issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Based on a recent management assessment, the corporation believes the costs associated with addressing the problem are not expected to have a material adverse impact on the corporation's financial position. The corporation has been devoting and will continue to devote the necessary time and resources to resolve the Year 2000 issue in a timely manner.

Certain interest rate movements will continue to influence ongoing earnings levels. Even though the exact impact of these factors cannot be predicted, the corporation believes that given its financial strength and stability, it will be able to meet these situations in a positive manner.

(This page is left intentionally blank.)

Commercial National Financial Corporation


CORPORATE OFFICERS
-------------------------------------------------------------------------
Louis A. Steiner           Chairman of the Board
Louis T. Steiner           Vice Chairman and Chief Executive Officer
Gregg E. Hunter            Vice Chairman and Chief Financial Officer
Edwin P. Cover             President and Chief Banking Officer
Wendy S. Schmucker         Vice President and Secretary/Treasurer
Ryan M. Glista             Vice President and Comptroller


CORPORATE DIRECTORS
-------------------------------------------------------------------------
William M. Charley        Gregg E. Hunter           Debra L. Spatola
Retired,                  Vice Chairman and         Vice President,
former consultant         Chief Financial Officer   Laurel Valley Foods, Inc.
Super Valu  Stores        of the Bank

George A. Conti, Jr.      Frank E. Jobe             Louis A. Steiner
Attorney at Law           Retired,                  Chairman of the Board
                          former Executive Vice
                          President of the Bank

Edwin P. Cover            Roy M. Landers            Louis T. Steiner
President and             Retired,                  Vice Chairman and
Chief Banking Officer     former Executive Vice     Chief Executive Officer
of the Bank               President, R & L          of the Bank
                          Development Co.


Richmond H. Ferguson      John C. McClatchley       George V. Welty
Attorney at Law           C.E.O.                    Attorney, Partner,
                          JCM Industries            Flickinger & Welty


Dorothy S. Hunter         Joseph A. Mosso           C. Edward Wible
Vice President            Retired,                  Certified Public Accountant
Latrobe Foundry           former President,         Horner Wible & Associates,
Machine & Supply Co.      Mosso's Pharmacy, Inc.    Certified Public Accountants



All corporate directors also serve as directors of Commercial National Bank of Westmoreland County

DIRECTORS EMERITUS
----------------------------------------------------------------------------
James A. Charley          William W. Washnock

Commercial National Bank of Westmoreland County

BANK OFFICERS
-----------------------------------------------------------------------------
Chairman of the Board                       Louis A. Steiner
--------------------------------
Vice Chairman/Chief Executive Officer       Louis T. Steiner
-------------------------------------
Vice Chairman/Chief Financial Officer       Gregg E. Hunter
-------------------------------------
President/Chief Banking Officer             Edwin P. Cover
-------------------------------


Senior Vice Presidents
----------------------------------------------------------------------
Donna L. Belluchie        Philip S. Pettina


Vice Presidents
----------------------------------------------------------------------
Wayne H. Freed            Martin E. May            Keith M. Visconti
Ryan M. Glista            Cheryl M. Letterio       Thomas D. Watters
William N. Hamilton Jr.   Michael J. Palko
James E. Harris           Wendy S. Schmucker


Assistant Vice Presidents
-----------------------------------------------------------------------
Karen E. Burick           Alan J. Sulek
Michael L. Matthews       Phyllis S. Yesh*


Community Office Managers
-------------------------------------------------------------------------
Donna J. Daugherty        Eric J. Sarn             Thomas E. Sylvester
Debra Gras                Michael A. Schmidt       Patricia L. Torrance


Service Officers
--------------------------------------------------------------------------
Douglas P. Arndt          H. Alan Hamill              Kristin Rossi
Lisa A. Ball              Judy A. Hoffer              Jakub S. Sadowski
Jennifer M. Baum          David A. Kammerdiener       Marsha J. Salley
Linda L. Bellich          Gina M. Kovatch             Roxanne Shadron
Eleanor A. Bridge         Jonna M. Kundla             Jennifer L. Sopcisak
Linda A. Burns            Dina M. Lauricia            Laura A. Steiner
Judith J. Ciocco          Sharon M. Lewis             Jerome M. Supko
Karen J. Ciocco           Charles H. McDowell         Gerald F. Updyke
Kathy S. Claycomb         Kelly R. Moreman            Cynthia M. Varner
Shirley M. Conway         Richard A. Morhack          Rebecca J. Weiner
Ezio C. Curcio            William W. Rice II          Jodi L. Zyvith
Marilyn T. Findish        Susan F. Robb
Virginia E. Halucka       Elizabeth M. Rosa

[FN]
* also serve as community office manager

COMMUNITY ADVISORY BOARDS
-------------------------------------------------------------------------------
Greensburg        Ligonier             Murrysville            West Newton

Patrick A. Love   Richard L. Beattie   Walter F. Baczkowski   Robert D. Austin
Barry W. Morris   Jean E. Case         August I. Bondi        John T. Babilya
Edward J. Smith   John C. Horrell      Fred C. Honsberger     Linda L. Lunt
John N. Ward      Barry R. Shebeck     Leonard L. Poliziani   Dee M. Taylor


OFFICE LOCATIONS
-------------------------------------------------------------------------------

Corporate Headquarters      Latrobe                     Murrysville
900 Ligonier Street         900 Ligonier Street         4785 Old William Penn
P.O. Box 429                P.O. Box 429                Highway
Latrobe, PA 15650           Latrobe, PA 15650           P.O. Box 4
724/539-3501                724/539-3501                Murrysville, PA 15668
724/539-0816 (Fax)          724/539-0816 (Fax)          724/733-4888
                                                        724/733-7110 (Fax)
Asset Management and        Lawson Heights
Trust Division              Route 981 at Terry Way      Pleasant Unity
19 North Main Street        P.O. Box 429                Routes 981 and 130
Greensburg, PA 15601        Latrobe, PA 15650           P.O. Box 503
724/836-7670                724/539-9774                Pleasant Unit, PA 15676
724/836-7675 (Fax)          724/539-3523 (Fax)          724/423-5222
                                                        724/423-1155 (Fax)

Courthouse Square           Ligonier                    West Newton
19 North Main Street        201 West Main Street        109 East Main Street
Greensburg, PA 15601        P.O. Box 528                P.O. Box 219
724/836-7699                Ligonier, PA 15668          West Newton, PA 15089
724/836-7675 (Fax)          724/238-9538                724/872-5100
                            724/238-9530 (Fax)          724/872-5143 (Fax)

Eastgate                    Lincoln Road
Georges Station Road        Lincoln Road Shopping Center
P.O. Box 3206               P.O. Box 429
Greensburg, PA 15601        Latrobe, PA 15650
724/836-7600                724/537-9980
724/836-7604 (Fax)          724/537-9982 (Fax)



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


TOUCH TONE TELLER 24-hour banking service              WEBSITE
------------------------------------------------------------------------
724/537-9977                                           Further information on
FREE from Blairsville, Derry                           Commercial National Bank
Greensburg, Kecksburg, Latrobe                         of Westmoreland County
Ligoner and New Alexandria.                            now is available at
1-800-803-BANK                                         www.cnbthebank.com
FREE from all other locations.

Commercial National Financial Corporation
-----------------------------------------------------------------------

Stock Informaion
-----------------------------------------------------------------------

The common stock of Commercial National Financial Corporation is traded in the over-the-counter market on The Nasdaq Stock Market, Inc. under the trading symbol "CNAF" with an additional descriptive newspaper listing of "CmclNt."


Market Makers
------------------------------------------------------------------------
The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts        Keefe, Bruyette & Woods, Inc.  Ryan, Beck & Co.
100 Light Street          Two World Trade Center         220 South Orange Ave.
Baltimore, MD 21202       New York, NY 10048             West Orange, NJ 07052
800-638-7411              800-966-1559                   973-597-6020

FJ Morrissey & Co Inc.    M.H. Meyerson & Co.
Suite 1420                34th Floor
1700 Market Street        525 Washington Boulevard
Philadelphia, PA 19103    Jersey City, NJ 07303
800-842-8928              800-333-3113



Transfer Agent
-----------------------------------------------------------------------------
Should   you  need  assistance  regarding  changes   in   the
registration   of   certificates   or   in   reporting   lost
certificates please contact:

Commercial National Financial Corporation
Stock Transfer Department
P.O. Box 429
Latrobe, PA 15650
724/537-9923
724/539-1137 (Fax)

More general shareholder inquiries also may be directed to this department.

Form 10-K
-----------------------------------------------------------------------------
The   corporation  will  provide  without   charge   to   any
shareholder a copy of its 1997 Annual Report on Form 10-K as required to be filed with the Securities and Exchange
Commission. Requests should be made in writing to:

Commercial National Financial Corporation
P.O. Box 429
Latrobe, PA 15650

(The inside of the back cover is intentionally left blank.)

(The following appears in the upper left corner of the back cover along with the corporate logo)

Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650