Form 10-K, Exhibit 13
period 1998-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 1999-03-19
CIK 866054

COMMERCIAL NATIONAL FINANCIAL CORPORATION 1998 ANNUAL REPORT

(Front cover of the annual report. The corporate logo bearing the graphic of a bank facade appears centered at the top of the page. Directly under the logo, Commercial National Financial Corporation appears horizontally. The rest of the page bears the number 1998 three times in large print and centered.)

The inside front cover of the annual report is as follows.

Thanks
-----------------------------------------------------------------
With this issue of the Commercial National Financial Corporation Annual Report, we salute the Charley family of Greensburg for its tireless efforts on behalf of our subsidiary, Commercial National Bank of Westmoreland County.

With the 1998 retirement of William M. Charley from our board of directors, the Charley family concludes service that has extended over the past 60 years.

For their legacies to their communities - and for all they've done for us - we simply say "thank you."

                     Our Commitment To Those We Serve

(At this point in the 1998 annual report, the following text is depicted in two column form with the first paragraph in the first column and the rest of the text in the second column. The form has been modified for electronic filing purposes.)

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

-  encourages personal and professional development,
-  fosters individual dignity and
-  demands the highest ethical standards

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

(At this point in the 1998 annual report, page 2 is left intentionally blank.)

(At this point and mostly throughout the rest of the annual report, the text will be in three column format. Also, a bank facade appears in the upper left-hand corner of this page and every odd-number page throughout the rest of the annual report.)

To Our Sharholders

The word "change" is becoming overused in business today, in some cases blamed for a series of bad actions and in other cases credited for it part in achieving a celebrated victory. While the uncertainty of change indeed may cause anxiety in some business organizations, it also allows a corporation to grow, and growth is precisely what your company experience last year.

Early in 1998, the corporation's subsidiary, Commercial National Bank of Westmoreland County, underwent extensive management realignment detailed elsewhere in this report. The resulting reassignments placed a renewed importance on providing unparalled service to our customers.

As the bank continued its quest to develop a full sales-and-service culture (which actually began several years ago with an initial emphasis on quality customer service), we extended employee training through the year and allocated significant resources to maintain this process through 1999 and beyond.

Especially committed to leading the bank in this effort are four senior managers with responsibility for key divisions in our service-delivery system. They include...

   Martin E. May
   Senior Vice President and
   Senior Banking Officer

   Philip S. Pettina
   Senior Vice President and
   Senior Manager, Retail Banking

   Michael L. Matthews
   Vice President and
   Senior Manager,
   Asset Management and Trust

   Keith M.Visconti
   Vice President and
   Senior Lending Officer

Commercial National became a citizen of the World Wide Web during the first quarter when the bank's Internet site went live at www.cnbthebank.com, enabling users anywhere to become familiar with our locations, services and financial solutions. Site visitors also can operate a loan calculator that determines monthly payments, amounts to be borrowed or potential terms of loans when certain elements are entered.

Since Internet banking is fast becoming an accepted mode of transacting business via personal computer, Commercial National is reviewing options to improve its Web site to change its currently proprietary home-banking PC package into an Internet-compatible format to become available in 1999.

The corporation generated growth in a new area as the year drew to a close. Since its inception in 1990, Commercial National Financial Corporation has existed with only one owned company - Commercial National Bank of Westmoreland County.

In December, though, a second subsidiary was formed with the creation of Commercial National Investment Corporation. This wholly owned company, in turn, is a 50-percent owner of the newly formed Commercial National Insurance Services, which will offer a full array of insurance products and services to the consumer and commercial markets alike.

The new agency resulted from a year of discussion among several potential partners with the Gooder Agency, Inc., of Ligonier emerging as the selected provider. Now with the insurance-service arm in place, Commercial National is ready to offer another important piece of the financial mix that provides one-stop shopping for busy customers looking for convenience in every transaction.

Also recognizing its responsibility to shareholders, the corporation engaged in two capital-management programs in 1998. The first element increased the dividend twice during the year, once in the first quarter and again in the third, enabling us to reward shareholders with additional earnings on their investments as a result of the company's strong growth.

Then in November, the corporation announced a two-for-one stock split and the commencement of a stock buy-back program. The repurchase plan allows the corporation to secure shares on the open market to afford ongoing liquidity for shareholders, provide price support during volatile market conditions and accumulate shares for later corporate purposes.

During 1998 the board of directors also experienced a transition. Two directors, William M. Charley and Edwin P. Cover, announced their retirements. In December, the board elected John T. Babilya of West Newton and Joedda M. Sampson of Pittsburgh to fill the vacancies.

Even with such growth, achieved through these various initiatives and the corporate reorganization, we were not distracted from our daily operations. In the pages that follow, you'll see how Commercial National produced record earnings for the third consecutive year with net income improving by more than 13.5% to more than $4.6 million.

As a final challenge facing us in 1999, we like every company in the world, are preparing to deal successfully with the "Year 2000 Problem." For the past two years, a group of Commercial National employees have expended significant time and energy (in addition to managing their day-to-day responsibilities) to inventory, review and test the multitude of systems to ensure that your investment and our customers' money will remain safe.

Michael J. Palko, our vice president and director of technology, is leading this monumental effort. He joined the bank in February 1998 after more than 20 years with Allegheny Energy. Even before his employment here Mike worked 14 months on Year 2000 solutions as a consultant, so his experience in dealing with the issue is of great value to us.

We are pleased to report that all of our testing to date has confirmed that we are well prepared for the arrival of the Year 2000. We do not expect any "system surprises" and are confident that we can continue to conduct "business as usual" come January 1.

Be assured that even beyond our own diligent efforts to avoid any disruption of service, our primary federal regulator, the Office of the Comptroller of the Currency, is reveiwing our progress as well as the work being done at all financial institutions in its jurisdiction.

At Commercial National, the challenges of 1998 have provided opportunity for growth. We appreciate your continued support and confidence as we prepare to meet those of the future with similar dispatch.



               /s/ Louis T. Steiner
               Louis T. Steiner
               Vice Chairman,
               President and
               Chief Executive Officer

Highlights of 1998

(At this point in the 1998 annual report, the following sentence appears in large print at the top of the left column to start off the highlights of 1998.)

                          Maintaining focus
                            during a time
                           of rapid growth
                      is a difficult challenge
                           in any business...

 ... but it's a challenge that was met well as 1998 unfolded at Commercial National Financial Corporation.
  The corporation achieved record earnings for the year, even in the face of major developments that easily could have distracted managers in other businesses.
  During 1998, the company...
-  re-crafted its senior management team
   with a significant realignment,
-  advanced its program of technology with
   an eye to the future, and
-  set the stage for further expanding its
   serive offerings,

WE CALLED UPON PEOPLE TO ASSUME
NEW AND GREATER RESPONSIBILITIES.
  Providing quality financial service to customers requires that the best people provide the best service. At Commercial National, we believe we have those people and we believe they are able to meet nearly any challenge as it arises. Throughout 1998, we had opportunities to see that belief many times over.
  In April, Louis T. Steiner, who already held the posts of vice chairman and chief executive officer, assumed the additional position and duties of president of both entities when Edwim P. Cover announced his retirement after serving more than 11 years.
  In conjunction with that occurrence, several other changes were made to subsequently assign new responsibilities to key managers so that business continued as usual.
  - Martin E. May, who had served for a time as vice president and senior lender, was promoted to senior vice president, and later in the year assumed additional responsibility as senior banking officer.
  - Philip S. Pettina, senior vice president, moved into the position of senior manager of retail banking during the third quarter after most recently serving as director of support services. He brought to the post more than 20 years of retail banking and administrative experience.
  Several other staff adjustments were made during the year to keep ahead of the constantly growing demand for service.
  -  Michael J. Palko
     joined the company as vice president and director of technology in February.
  -  William J. Johnston
     joined the company as assistant vice president and business development officer for the Murrysville market in June.
  -  Donna J. Daugherty
     business development officer, was appointed assistant vice president in July.
  -  Thomas E. Sylvester
     Ligonier community office manager, was appointed assistant vice president in July.
  -  Rebecca J. Weiner
     manager of Management Information Systems, was promoted to assistant vice president in October.
  During 1998, a number of other employees were recognized with awards for their specific efforts to improve our performance. At our Employees' Annual Meeting in May, the company presented its 1998 Chairman's Award to ...
  -  Michael L. Matthews
     Vice President
     Asset Management and Trust Division
 ... for generating substanitial new revenue in the division and for evaluating service providers for a new product offering.
  At the same meeting, the bank's President's Award was conferred upon ...
  -  Thomas D. Watters
     Vice President, Chief Auditor
 ... for research into an accounting entry that resulted in substantial income to the company,
  -  Rebecca J. Weiner
     Assistant Vice President
     Management Information Systems
 ... for continued support to front-line staff which resulted in an improved customer service,
 ... and to
  -  the entire Management Information Systems staff
 ... for its efforts at maintaining information services during a major staff changeover in the department.
  Finally, our board of directors also experienced growth with the addition of two new members after the retirements of Edwin P. Cover and William M. Charley. Mr. Cover's retiement from the board was announced concurrently with his retirement as president from both the corporation and the bank. Mr. Charley retired from the board after nearly 30 years of service, having continued a family tradition that originated with his father and then was maintained by both him and his brother.
  Named to fill the board vacancies beginning in 1999 were John T. Babilya, president of Arc Weld Inc., a West Newton business, and Joedda M. Sampson, president Allegheny City Restorations, a Pittsburgh-area development firm.

GROWTH OF THE BUSINESS MEANT
GOOD NEWS FOR SHAREHOLDERS.
  By carefully managing growth of the corporation over the year, record levels of income were generated as a result of a number of strategically implemented initiatives.
  Higher net interest income, control of net operating expense

(At this point in the 1998 annual report, there appears a bar graph occupying two-thirds space of the second column as set out in the following table.)

              Annual Share Price Appreciation

1994                  $ 8.92
1995                  $10.07
1996                  $18.00
1997                  $18.25
1998                  $19.88


(At this point in the 1998 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

and effective tax management all combined to yield record earnings for the year, in spite of an increase required for the loan-loss provision of the corporation. The year-end price of Commercial
National stock apprecitated nearly 9 percent

(At this point, the text reverts back to using the full column width.)

in value from the $18.25 in 1997 to $19.88 at the end of 1998. The per-share prices are based on 3.6 million shares outstanding after a two-for-one stock split on 1.8 million shares that became effective

(At this point in the 1998 annual report, there appears two bar graphs in succession occupying two-thirds space of the third column as set out in the folowing tables.)

                Dividends Paid Per Share

1994                    $0.27
1995                    $0.28
1996                    $0.31
1997                    $0.35
1998                    $0.42


                        Deposit Base Growth

1994                    $219,561
1995                    $230,736
1996                    $238,808
1997                    $260,690
1998                    $266,461


(At this point in the 1998 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

December 31.
  The dividend payout on shares owned by investors showed even greater improvement, increasing by nearly 20 percent from $0.35 per share to $0.42 per share in 1998, also adjusted for calculation on 3.6 million shares.
  Deposits grew only slightly during the year from $260.7 million in 1997 to $266.4 million by the end of 1998.
  Principally responsible for the lack of growth in interest-bearing deposit categories were a general decline in market interest rates and obvious customer preferences for other, sometimes more risky, investments with non-traditional finanicial-services providers.

(At this point, the text reverts back to full column width.)

  Growth in both non-interest-bearing checking volumes and savings accounts was better than anticipated, which helped offset the shortfall experienced in most interest-bearing accounts.
  At year-end, plans were set for an aggressive service-training program to be implemented as 1999 begins. The campaign will provide all of our customer-service employees with additional skills that will enable them to uncover and satisfy the diverse customer needs that are emerging in today's financial marketplace.
  The Commercial National loan portfolio grew in 1998 by nearly

(At this point in the 1998 annual report, there appears a bar graph occupying two-thirds space of the third column as set out in the following table.)

                     Loan Portfolio Growth

1994                 $139,367
1995                 $144,523
1996                 $160,048
1997                 $183,639
1998                 $192,239


(At this point in the 1998 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the bar graph did not use.)

5 percent to $192.2 million from $183.6 million a year ago. Accounting for most of that improvement was the commercial-mortgage segment, which realized a 17 percent improvement from a year ago, increasing by $7.8 million in spite of


(At this point in the 1998 annual report, the text appears back to full three-column format.)

very tight pricing that resulted from intense competition in the marketplace.
  Commercial loans grew by nearly 10 percent or $1.8 million, and municipal loans grew by more than 12 percent or $0.4 million.
Volumes in all other loan types - personal, residential mortgage and credit cards - stayed relatively even or became slightly smaller.
  Loan-loss provision costs stabilized in the second half of the year as the company de-emphasized activity in products prone to high loss (such as credit cards and and dealer used-auto financing) and re-emphasized more credit-worthy products such as commercial, home-equity, tax-free municipal and residential mortgage loans.
  To overcome the general sluggishness in loan activity, the company conducted special mortgage-sales training and implemented a more structured retail and commercial officer-calling program to comprehensively canvas the market area for additional business prospects.
  Total interest income for the year rose to $23.6 million from $21.8 million a year ago, an improvement of more than 8 percent.
At the same time, however, interest expense also increased by a corresponding 7 percent, growing by $0.6 million from the year before.
  Additional income was generated during the year through non-interest sources such as ...
  -  service-charge income and fees, which


(At this point in the 1998 annual report, there appears a bar graph, occupying the full column width, as set in the following table.)


                 Interest: Income, Expense & Net

1994              $17,384        $ 6,445       $10,939
1995              $19,222        $ 8,252       $10,970
1996              $19,947        $ 8,445       $11,502
1997              $21,882        $ 9,677       $12,205
1998              $23,667        $10,318       $13,349


(At this point, the text reverts back to full-column width.)

     grew by $160,000, and
  -  trust and asset-management revenues,
     which improved by more than $75,000.
  In 1999, we believe that even more income can be generated through an affiliation developed between the Gooder Agency, Inc., of Ligonier and a new subsidiary, Commercial National Investment Corporation, together which formed Commercial National Insurance Services. The extension of insurance service to our customer base is a logical move that will provide our clients with even more comprehensive "one-stop" financial service.
  Efforts to contain non-interest expenses included the elimination of a number of large, unproductive operating expenditures, a move that limited the increase in that category to just under 6 percent.

(At this point in the 1998 annual report, there appears a bar graph occupying two-thirds space of the middle column as set out in the following table.)

                 Post Tax Return On Average Assets

1994                  1.42%
1995                  1.43%
1996                  1.39%
1997                  1.39%
1998                  1.46%


(At this point in 1998 annual report, the following text runs along the left of the bar graph occupying the remaining third of the column that the graph did not use.)

  With earnings for the year reaching a record level, the post-tax return on average assets grew to 1.46 percent from the 1.39 percent return posted for both of the preceeding two years. Total assets of the corporation grew to $326 million at the end of 1998 from $319 million in the year

(At this point in the 1998 annual report, the text goes back to full-column width.)

prior, marking a 2 percent improvement.

WE TOOK STEPS TO BE SURE OUR SERVICE
KEPT UP WITH THE PACE OF TECHNOLOGY

  After establishing a presence on the World Wide Web at www.cnbthebank.com in February, Commercial National took a major step toward the future to prepare for true Internet banking.
As 1999 develops, we expect to complete that process so that our current proprietary PC-based banking program will become available in an improved version on the Web, enabling customers to access their banking information from any Internet-connected computer anywhere.
  Sometimes just keeping up with technology is a challenge, too, as experienced by so many businesses working toward "Year 2000" compliance. For more than a year, Commercial National has been at work adjusting and testing systems to be sure that its service will be delivered as efficiently on January 1, 2000, as it is on December 31, 1999, Our "Year 2000 Committee" includes key employees who have the knowledge and ability and have committed the time to make it happen.
  In addition to its own preparedness for the "Year 2000" event, the corporation took steps to be sure its customers and community members were prepared as well. Special videotape educational packages were distributed to commercial-loan customers, and the company coordinated a workshop hosted by the Latrobe Area
Chamber of Commerce to address the issue with local businesses.

AS THE CORPORATION GREW, SO
GREW THE COMMUNITIES WE SERVE
  Commercial National long has recognized the value of its corporate participation in communities where it does business. During 1998, we worked hard to be sure those communities were better places to live, too.
  Recognizing the reliance many of us have on non-profit agencies in the area, Commercial National in September distributed to more than 90 civic and charitable groups nearly $100,000 in contributions and pledges for in-kind service. Representatives from agencies in Greensburg, Hempfield Township, Latrobe, Ligonier, Ligonier Township, Unity Township, Murrysville and West Newton received the contributions as the company's investment in the future vitality of those places where we live and work.
  In the face of so many bank mergers and acquisitions - many of them "community banks" with which we competed for years - we continue to believe that our independence as a locally owned and locally operated company provides a distinct advantage not found at many other financial institutions. When larger, far-away companies acquire them, the ties those institutions have in the communities they serve are diminished.
  As the future unfolds at Commercial National, we expect to renew our efforts to use the best people to provide the best service on the best products available in the marketplace.

Commercial National Financial Corporation and Subsidiaries
Consolidated Balance Sheets
-------------------------------------------------------------------------------

                                                             December 31,
                                                      -------------------------
                                                       1998              1997
ASSETS
-------------------------------------------------------------------------------
  Cash and due from banks on demand               $  7,655,963      $ 9,711,026
  Interest bearing deposits with banks                  67,935          130,937
  Securities available for sale                    119,103,480       54,267,314
  Securities held to maturity, market value of
   $65,691,241                                            -          64,114,775

 Loans                                             192,239,249      183,639,085
     Unearned income                                  (124,089)        (157,928)
     Allowance for loan losses                      (1,914,174)      (1,882,251)
                                                   ----------------------------
 Net loans                                         190,200,986      181,598,906
                                                   ----------------------------
 Premises and equipment                              6,027,496        5,990,786
 Accrued interest receivable                         2,210,909        2,445,164
 Other assets                                        1,112,584        1,483,048
-------------------------------------------------------------------------------
      Total Assets                               $ 326,379,353    $ 319,741,956
                                                  ============     ============
LIABILITIES
-------------------------------------------------------------------------------
  Deposits
   Non-interest-bearing                          $  44,518,765    $  35,968,693
   Interest-bearing                                221,941,756      224,721,064
                                                   ----------------------------
      Total deposits                               266,460,521      260,689,757

  Short-term borrowings                              3,775,000       17,850,000
  Other liabilities                                  2,982,183        2,757,188
  Long-term borrowings                               10,000,000             -
-------------------------------------------------------------------------------
      Total liabilities                            283,217,704      281,296,945
                                                   ----------------------------
Shareholders' Equity
-------------------------------------------------------------------------------
  Common stock, par value $2; 10,000,000 shares authorized;
   3,600,000 issued and outstanding in 1998;
   1,800,000 issued and outstanding in 1997          7,200,000        3,600,000

  Retained earnings                                 34,133,006       34,604,120
  Accumulated other comprehensive income -
   net of deferred taxes $942,028 and
   $124,096 in 1998 and 1997                         1,828,643          240,891
                                                  -----------------------------
      Total shareholders' equity                    43,161,649       38,445,011
-------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity    $ 326,379,353    $ 319,741,956
                                                  ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Income
-------------------------------------------------------------------------------

                                             Years Ended December 31,
                                          -----------------------------------
                                            1998         1997         1996
Interest Income
-----------------------------------------------------------------------------
 Interest and fees on loans             $16,755,493  $15,312,410  $13,549,080
 Interest and dividends on securities:
   Taxable                                4,967,679    4,827,530    4,914,451
   Exempt from federal income taxes       1,894,515    1,694,422    1,391,106
 Interest on deposits with banks              7,858        7,167        6,252
   Interest on federal funds sold            41,547       40,363       86,678
-----------------------------------------------------------------------------
      Total interest income              23,667,092   21,881,892   19,947,567

Interest Expense                         10,318,581    9,677,138    8,445,126
-----------------------------------------------------------------------------
Net Interest Income                      13,348,511   12,204,754   11,502,441

Provision for Loan Losses                   435,000      270,000      105,000
-----------------------------------------------------------------------------
      Net interest income after provision
      for loan losses                    12,913,511   11,934,754   11,397,441

Other Operating Income
-----------------------------------------------------------------------------
 Service charges on deposit accounts        584,783      572,124      511,418
 Other service charges and fees             530,530      382,332      287,694
 Net security gains                          10,113       11,561          577
 Trust department income                    240,418      164,430       89,274
 Other income                               367,246      358,622      367,227
-----------------------------------------------------------------------------
      Total other operating income        1,733,090    1,489,069    1,256,190
                                          -----------------------------------
Other Operating Expenses
-----------------------------------------------------------------------------
 Salaries and employee benefits           4,883,607    4,664,107    4,231,494
 Net occupancy expense                      604,730      543,407      492,414
 Furniture and equipment expense            601,934      617,402      616,663
 Pennsylvania shares tax                    306,602      278,192      255,161
 Other expenses                           2,143,771    1,960,329    2,048,844
-----------------------------------------------------------------------------
      Total other operating expenses      8,540,644    8,063,437    7,644,576
                                          -----------------------------------
Income Before Income Taxes                6,105,957    5,360,386    5,009,055
                                          -----------------------------------
Income Tax Expense                        1,465,071    1,273,777    1,252,589
-----------------------------------------------------------------------------
      Net Income                        $ 4,640,886  $ 4,086,609  $ 3,756,466
                                        ===========  ===========  ===========
      Net Income Per Common Share       $      1.29  $      1.14  $      1.04
                                        ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------

                                                                   Accumulated
                                                                      Other              Total
                                          Common     Retained     Comprehensive       Shareholders'
                                           Stock     Earnings        Income              Equity
------------------------------------------------------------------------------------------------------
Balance - January 1, 1996               $ 3,600,000  $ 29,143,045      $ 293,425        $33,036,470

COMPREHENSIVE INCOME

Net income                                     -        3,756,466           -             3,756,466

Other comprehensive income, net
of tax:
  Unrealized losses on securities
  of ($282,301), net of reclassification
  adjustment for gains included in net
  income of ($381)                             -             -          (282,682)          (282,682)
                                                                                          ----------
TOTAL COMPREHENSIVE INCOME                                                                3,473,784


Cash dividends declared
  $.31 per share                               -       (1,122,000)          -            (1,122,000)
------------------------------------------------------------------------------------------------------
Balance - December 31, 1996               3,600,000    31,777,511         10,743         35,388,254

COMPREHENSIVE INCOME

Net income                                     -        4,086,609           -              4,086,609

Other comprehensive income, net
of tax:
  Unrealized gains on securities
  of $237,778, net of reclassification
  adjustment for gains included in net
  income of ($7,630)                           -             -           230,148             230,148
                                                                                          -----------
TOTAL COMPREHENSIVE INCOME                                                                 4,316,757

Cash dividends declared
  $.35 per share                               -       (1,260,000)          -             (1,260,000)
------------------------------------------------------------------------------------------------------
Balance - December 31, 1997               3,600,000    34,604,120        240,891          38,445,011

COMPREHENSIVE INCOME

Net income                                     -        4,640,886           -              4,640,886

Other comprehensive income, net
of tax:
  Unrealized gains on securities
  of $1,594,427, net of reclassification
  adjustment for gains included in net
  income of ($6,675)                           -             -         1,587,752           1,587,752
                                                                                           ----------
TOTAL COMPREHENSIVE INCOME                                                                 6,228,638


Stock split in the form of a dividend     3,600,000    (3,600,000)          -                   -

Cash dividends declared
  $.42 per share                               -       (1,512,000)          -             (1,512,000)
------------------------------------------------------------------------------------------------------

Balance - December 31, 1998              $7,200,000   $34,133,006     $1,828,643         $43,161,649
                                         ===========  ============    ===========        ============


The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------

                                                               Years ended December 31,
                                                    ------------------------------------------
                                                        1998           1997            1996
----------------------------------------------------------------------------------------------
Operating Activities
 Net income                                        $  4,640,886   $  4,086,609   $   3,756,466
 Adjustments to reconcile net income
  to net cash provided by operating activities
 Depreciation and amortization                          604,772        593,862         591,288
 Loss on sale of other real estate                         -             6,446            -
 Provision for loan losses                              435,000        270,000         105,000
 Net amortization of securities
  and loan fees                                         202,283        153,615         158,210
 Net security gains                                     (10,113)       (11,561)           (577)
 (Increase) decrease in interest receivable             234,255       (300,441)          5,482
 Increase in interest payable                            52,939        198,258          63,088
 Increase in taxes payable                               23,409          3,591            -
 Increase (decrease) in taxes receivable                   -            98,177         (90,286)
 Deferred tax expense                                    17,176        115,735          52,019
 Increase (decrease) in other liabilities              (130,976)        41,140          47,875
 Increase in other assets                              (185,021)      (174,276)       (167,122)
-----------------------------------------------------------------------------------------------
 Net cash provided by operating activities            5,884,610      5,081,155       4,521,443
-----------------------------------------------------------------------------------------------
Investing Activities
 Net (increase) decrease in deposits with other banks    63,002         22,730         (71,016)
 Decrease in federal funds sold                            -              -          5,425,000
 Purchases of securities available for sale         (25,334,138)   (34,966,171)    (10,768,047)
 Purchases of securities held to maturity            (1,966,778)   (11,702,873)    (25,142,595)
 Maturities and calls of securities
  available for sale                                  7,654,065     12,311,659      14,094,084
 Proceeds from sales of securities
  available for sale                                  8,996,484      6,488,260      16,651,647
 Maturities and calls of securities
  held to maturity                                   12,175,000     12,095,000       5,809,060
 Net increase in loans                               (9,069,590)   (24,014,417)    (16,177,469)
 Proceeds from the sale of other real estate               -           266,473            -
 Purchases of premises and equipment                   (641,482)    (1,782,183)     (1,403,102)
-----------------------------------------------------------------------------------------------
 Net cash used by investing activities               (8,123,437)   (41,281,522)    (11,582,438)
-----------------------------------------------------------------------------------------------
Financing Activities
  Net increase in deposits                            5,770,764     21,881,686       8,071,760
  Net increase (decrease) in short-term borrowings  (14,075,000)    16,450,000       1,400,000
  Proceeds from long-term borrowings                 10,000,000           -               -
  Dividends paid                                     (1,512,000)    (1,260,000)     (1,122,000)
-----------------------------------------------------------------------------------------------
  Net cash provided by financing activities             183,764     37,071,686       8,349,760
-----------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents   (2,055,063)       871,319       1,288,765
  Cash and cash equivalents at beginning of year      9,711,026      8,839,707       7,550,942
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  7,655,963   $  9,711,026    $  8,839,707
                                                   ============   ============    =============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                     $ 10,371,521   $  9,478,881    $  8,382,038
                                                   ============   ============    ============
      Taxes                                        $  1,423,900   $  1,172,800    $  1,294,000
                                                   ============   ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 1998, 1997, and 1996
-----------------------------------------------------------
1. Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the corporation) and its wholly-owned subsidiaries, Commercial National Bank of Westmoreland County (the bank) and Commercial National Investment Corporation. All material intercompany transactions have been eliminated.

The following summary of accounting and reporting policies is presented to aid the reader in obtaining a better understanding of the financial statements and related financial data of the corporation and its subsidiaries contained in this report. Such policies conform to generally accepted accounting principles(GAAP) and to general practice within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ from those estimates.

Certain items of the consolidated financial statements for the years ended December 31, 1997 and 1996, have been reclassified to conform with the December 31, 1998 presentation. None of these reclassifications affected net income.


Securities

Debt securities that the corporation has the positive intent and ability to hold to maturity are classified as securities held to maturity and are reported at amortized cost. Debt and equity securities not classified as held to maturity securities are classified as securities available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

Net gain or loss on the sale of securities is determined using the specific identification method.

Loans

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

Loan Fees

Loan origination and commitment fees, net of associated direct costs, are deferred and the net amount is amortized as an adjustment to the related loan yield on the interest method, generally over the contractual life of the related loans or commitments.


Other Real Estate Owned

Real estate, other than bank premises, is recorded at the lower of cost or market at the time of acquisition. Expenses related to holding the property, net of rental income, are charged against earnings in the current period.

Allowance for Loan Losses

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

Premises and Equipment

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

Income Taxes

Certain income and expense items are accounted for in different years for financial reporting purposes than for income tax purposes. Deferred taxes are provided to recognize these temporary differences. The principal items involved are investment securities, employee benefit plans, provision for loan losses, net deferred loan fees and costs, and depreciation. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. Income tax expense is not proportionate to earnings before  taxes,  principally  because  a portion  of revenues from
obligations  of  states  and  political  subdivisions   are
nontaxable.

(At this point in the 1998 annual report the page is still in three column format with the first column being in full text and the second and third columns having text occupy about a fourth of the page. The remaining space in the second and third columns consists of a table that will be identified later on this page.)

Earnings per Share:

Earnings per share have been calculated on the weighted average number of shares outstanding of 3,600,000 shares in 1998, 1997 and 1996. The weighted average number of shares outstanding has been adjusted for the effect of a two-for-one stock split effected in the form of a stock dividend more fully described in
Note 13.

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

Comprehensive Income

As of January 1, 1998, the bank adopted Statement 130, Reporting Comprehensive Income. Statement 130 established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the corporation's net income or shareholder's equity. Statement 130 requires unrealized gains or losses on the corporation's available for sale securities, which prior to adoption were reported separately in shareholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement of 130.

Cash and Cash Equivalents

For purposes of reporting cash flows, the corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks on demand".

2. Cash and Due from Banks on Demand

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and non-personal time deposits (deposits with original maturities of 14 days or more). Reserves are maintained in the form of vault cash or a non-interest-bearing balance held with the Federal Reserve Bank. The bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The amount so restricted at December 31, 1998 and 1997 was $2,675,000 and $2,121,000,
respectively.

3. Securities
The amortized cost and estimated market values of securities are as follows:

                                                 Gross       Gross       Estimated
                                  Amortized   Unrealized  Unrealized      Market
                                    Cost         Gains       Losses        Value
----------------------------------------------------------------------------------
Securities Available for Sale:
December 31, 1998
U.S. Treasury securities        $15,577,778   $  156,617   $    -      $ 15,734,395
Obligations of U.S. Government
corporations and agencies        61,903,845      700,251      (2,855)    62,601,241
Obligations of states and
 political subdivisions          36,454,587    1,916,896        (239)    38,371,244
Other securities                  2,396,600         -           -         2,396,600
-----------------------------------------------------------------------------------
                               $116,332,810   $2,773,764   $  (3,094)  $119,103,480
                                ===========   ==========   ==========  ============


December 31, 1997
U.S. Treasury securities        $21,186,113   $  111,809   $ (36,037)  $21,261,885
Obligations of U.S. Government
corporations and agencies        31,385,914      289,215        -       31,675,129
Other securities                  1,330,300         -           -        1,330,300
----------------------------------------------------------------------------------
                                $53,902,327   $  401,024   $ (36,037)  $54,267,314
                                ===========   ==========   ==========  ===========


Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
-------------------------------------------------------------------------------

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
                                   ===========   ==========  ==========   ===========



(At this point in the 1998 annual report, the following text is in one-column format measuring two columns wide.)

The amortized cost and estimated market values of securities at December 31, 1998, by contractual maturity, are shown below. Mortgage-backed security maturities are based upon their contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                     Securities Available
                                           for Sale
--------------------------------------------------------------------------
                                     Amortized   Estimated
                                       Cost     Market Value
--------------------------------------------------------------------------
Due within 1 year                  $ 15,468,716  $ 15,587,310
Due after 1 but within 5 years       35,918,147    37,018,769
Due after 5 but within 10 years      29,275,508    30,569,448
Due after 10 years                   33,273,839    33,531,353
Equity securities                     2,396,600     2,396,600
--------------------------------------------------------------------------
                                   $116,332,810  $119,103,480
                                   ============  ============

(The following test reverts back to the one-column format measuring two columns wide.)

Securities with amortized cost and market values, respectively, of $11,798,395 and $12,210,441 at December 31, 1998 and $13,883,365
and $14,183,281 at December 31, 1997, were pledged to secure public deposits and for other purposes required or permitted by law.

Proceeds from sales and calls of securities were $17,361,371, $13,608,361 and $20,730,381 during 1998, 1997 and 1996, respectively. Gross gains of $17,915, $20,187 and $52,137 and gross losses of $7,802, $8,626 and $51,560 were realized on those sales and calls during 1998, 1997 and 1996, respectively.


(At this point in the 1998 annual report. the text is in one-column format starting with the third column.)


Other securities consist of Federal Reserve Bank stock, an equity security, with book and market values of $108,000 at December 31, 1998 and 1997 and Federal Home Loan Bank stock, an equity security, with book and market values of $2,276,100 and $1,222,300 at December 31, 1998 and 1997, respectively. Also included in other securities is an investment in Commercial National Insurance Services, with book and market values of $12,500 at December 31, 1998.

The   corporation  did  not  hold  any  derivative  financial
instruments such as futures, forwards, swap or option contracts at December 31, 1998 or December 31, 1997. Also included in the investment portfolio are mortgage-backed securities amounting to $41,303,841 in 1998 and $20,579,009 in 1997 which are subject to prepayment risk as a result of interest rate fluctuations.

In September 1998, the corporation transferred securities from the held to maturity classification to the available for sale classification. The transfer was done to enable the corporation to better manage the interest rate risk associated with the investment portfolio. The amortized cost and market values of these securities as of the date of transfer was $53,889,490 and $55,506,850, respectivley.

The changes in net unrealized holding gain or loss on securities available for sale that has been included in the separate component of shareholders' equity for the year ended
December 31, is as follows:

(At this point in the 1998 annual report, a table appears measuring two columns wide starting with the second column.)

                                                1998        1997         1996
--------------------------------------------------------------------------------
Gross change in unrealized gain (loss)
  on securities available for sale         $2,405,684   $ 348,711   $ (428,308)
Deferred taxes                                817,932     118,563     (145,626)
-------------------------------------------------------------------------------
Net change in unrealized gain (loss)
  on securities available for sale         $1,587,752   $ 230,148   $ (282,682)
                                            ==========  ==========  ===========


4.  Loans
Loans are summarized as follows:

(At this point, the following table measures two columns wide in a three column format starting with the first column.)


                                                December 31,
                                        --------------------------
                                             1998         1997
------------------------------------------------------------------
Commercial  loans                       $ 20,893,911  $ 19,052,486
Real estate loans - commercial            52,165,384    44,289,723
Real estate loans - construction           2,754,964     3,510,809
Real estate loans - other                 96,210,304    95,570,632
Installment loans                          5,388,246     6,219,577
Municipal loans                            3,757,563     3,340,405
Other loans                               11,068,877    11,655,453
------------------------------------------------------------------
                                        $192,239,249  $183,639,085
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

5.  Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

                                              1998           1997         1996
----------------------------------------------------------------------------------
Balance at January 1,                      $1,882,251    $ 2,035,818  $ 2,081,700
----------------------------------------------------------------------------------
Losses charged against allowance             (412,867)      (448,308)    (173,952)
Recoveries on previously charged-off loans      9,790         24,741       23,070
Provision charged to operating expense        435,000        270,000      105,000
----------------------------------------------------------------------------------
Balance at December 31,                    $1,914,174    $ 1,882,251  $ 2,035,818
                                           ==========    ===========  ===========

(At this point the following text is in three-column format occupying the first column.)

Impairment of loans having recorded investments of  $3,838,099 and $2,488,585 at December 31, 1998 and 1997, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 1998, 1997 and 1996 was $4,595,916, $3,231,563 and $3,738,895,
respectively. The total allowance for loan losses related to these loans was $331,642 and $256,826 at December 31, 1998 and 1997,
respectively. Interest income on impaired loans of $429,512, $258,241 and $249,676 was recognized for cash payments received in 1998, 1997 and 1996, respectively.

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

(At this point, the following table is located at the bottom two-thirds of the page occupying the second and third columns.)

                                                        December  31,
----------------------------------------------------------------------------
                                                     1998           1997
----------------------------------------------------------------------------
Financial instruments whose contract amounts
  represent credit risk
    Commitments to extend credit                 $44,315,527     $42,603,755
    Standby letters of credit                    $ 2,768,940     $ 2,923,379
    Financial standby letters of credit          $ 4,541,531     $ 4,442,424


Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------

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


7.      Premises and Equipment

The depreciation and amortization on premises and equipment charged to operating expense amounted to $604,772 in 1998, and $593,862 in 1997.

The composition of premises and equipment at December 31, is as follows:

                                           1998         1997
----------------------------------------------------------------
  Premises                              $6,101,386   $5,827,969
  Leasehold improvements                   214,866      214,866
  Furniture and equipment                5,443,402    5,127,110
----------------------------------------------------------------
                                        11,759,654   11,169,945

  Less accumulated depreciation
    and amortization                     6,558,389    5,953,617
----------------------------------------------------------------
                                         5,201,265    5,216,328
  Land                                     826,231      774,458
----------------------------------------------------------------
                                        $6,027,496   $5,990,786
                                         =========    =========

 8.     Interest-Bearing Deposits

Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $30,016,225 and
$31,480,272  at  December 31, 1998 and 1997.  Interest  expense  related  to
certificates  of  $100,000  or  greater  was  $1,587,148,  $1,577,237   and
$1,213,126,  for the  years  ended  December  31,  1998,  1997  and   1996,
respectively.

Interest bearing deposits at December 31, are detailed as follows:

                                           1998            1997
---------------------------------------------------------------------
        Savings accounts              $ 45,622,724    $ 44,637,868
        NOW accounts                    12,598,378      12,644,010
        Money Market NOW accounts        8,811,086       9,324,094
        FIMM accounts                   42,210,709      43,085,563
        Time deposits                  112,698,859     115,029,529
---------------------------------------------------------------------
                                      $221,941,756    $224,721,064
                                       ===========     ===========

Included in time deposits at December 31, 1998 were certificates of deposit with the following scheduled maturities:

         1998                   $ 81,327,417
         1999                     20,719,584
         2000                      5,091,559
         2001                      2,449,972
         2002 and thereafter       3,110,327
                                ------------
                                $112,698,859
                                ============

(At this point in the 1998 annual report, the folowing text and table is in one-column format measuring three columns wide.)

9.      Short-Term Borrowings

Short-term borrowings at December 31 were as follows:


                                            1998                            1997
----------------------------------------------------------------------------------------------
                                Ending     Average   Average     Ending    Average   Average
                                Balance    Balance    Rate       Balance   Balance    Rate
----------------------------------------------------------------------------------------------
Federal funds purchased      $ 1,775,000  $ 2,397,534  5.60%    $ 6,850,000  $1,371,233   5.68%
Borrowings from
 Federal Home Loan Bank        2,000,000    8,578,753  5.76%     11,000,000   3,447,945   6.11%
----------------------------------------------------------------------------------------------

                             $ 3,775,000  $10,976,287  5.72%    $17,850,000  $4,819,178   5.99%
==============================================================================================
Maximum total at any
month-end                    $20,450,000                       $17,850,000
                             ===========                       ===========

At December 31, 1998 the corporation had approved but unused borrowing with the Federal Home Loan Bank of $10,000,000.

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------


(At this point in the 1998 annual report, the following text and tables are in one-column format measuring two columns wide.)

Interest expense on short-term borrowings for the years ended December 31 is detailed below:

                                               1998       1997       1996
---------------------------------------------------------------------------

Federal funds purchased                     $134,332   $ 77,888    $51,016
Borrowings from Federal Home Loan Bank       493,784    210,607       -
---------------------------------------------------------------------------
Total interest on short-term borrowings     $628,116   $288,495    $51,016
===========================================================================

10.     Long-Term Borrowings

Long-term borrowings at December 31, 1998, follows:

                                          Amount         Rate
                                          ------         ----
     Borrowings from FHLB
       due January 30, 2001         $ 5,000,000.00       5.70%

     Borrowings from FHLB
       due November 25, 2005        $ 5,000,000.00       4.82%
                                    --------------      ------
                                    $10,000,000.00
                                    ==============

The corporation pays interest monthly on these advances, with principal due at maturity. FHLB advances due January 30, 2001 are at a fixed rate. Advances due November 25, 2005 can be repriced quarterly after November 24, 2001, at that time, if the interest rate increases, the corporation will have the option to repay the advance without incurring a prepayment penalty.

11.     Employee Benefits Plans

The corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The corporation also has a supplemental retirement plan for certain employees. The expense for the employee benefit plans was $506,572, $520,978 and $474,692 for the years ended December 31, 1998, 1997 and 1996.

12.     Income Taxes

The balance sheets include approximately ($279,623) and $555,486 of net deferred tax asset (liability) at December 31, 1998 and 1997, respectively. The components of the net deferred tax asset (liability) at December 31, 1998 and 1997 are as follows:

                                                December 31,
                                           ----------------------
                                             1998          1997
------------------------------------------------------------------
  Allowancee for loan losses              $ 492,014     $ 481,160
  Accrued benefits                          180,263       194,035
  Deferred loan fees                         42,190        53,695
  Premises and equipment                      1,161         2,195
------------------------------------------------------------------
  Total deferred tax assets                 715,628       731,089

  Securities accretion                       53,223        51,507
  Unrealized gain on securities
    available for sale                      942,028       124,096
------------------------------------------------------------------
  Total deferred tax liabilities            995,251       175,603
------------------------------------------------------------------
  Net deferred tax asset                  ($279,623)     $555,486
                                           =========     ========


The total tax provision or credit for financial reporting purposes differs from the amount computed by applying statutory rates to income before income taxes. The differences for the years ended December 31, are as follows:

                                                 1998         1997         1996
-----------------------------------------------------------------------------------
 Tax at statutory rates                      $2,076,611   $1,822,531   $1,703,079
  Increase (decrease) resulting from:
    Non-taxable interest and dividend income   (700,181)    (626,324)    (516,972)
    Non-deductible interest expense              89,263       79,904       61,313
    Other                                          (622)      (2,334)       5,169
-----------------------------------------------------------------------------------
  Total tax provision                        $1,465,071   $1,273,777   $1,252,589
                                              =========    =========    =========


(At this point, the text reverts back to the three-column format beginning in third column.)

13.     Stock Split

On November 17, 1998, the Board of Directors approved a two-for-one stock split effected in the form of a stock dividend to shareholders of record on December 15, 1998. The stock split in the form of a stock dividend has been given retroactive effect and per share data for all prior periods presented has been restated.

14.     Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 1998 and 1997, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the corporation. It is the corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

Commercial National Financial Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------------

(At this point in the 1998 annual report, the following text and table is in three-column format occupying the about two-thirds of the first and second columns.)

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

LONG-TERM BORROWINGS: Fair values of fixed rate borrowings are estimated by discounting the future cash flows using the corporation's estimated incremental borrowing rate for similar types of borrowing arrangements.

                                                               December 31,
---------------------------------------------------------------------------------------------------
                                                     1998                          1997
---------------------------------------------------------------------------------------------------
                                           Carrying         Fair         Carrying           Fair
                                            Amount          Value         Amount            Value
---------------------------------------------------------------------------------------------------
Financial assets
  Cash and short term investments      $   7,723,899  $   7,723,899   $   9,841,963    $  9,841,963
  Securities available for sale          119,103,480    119,103,480      54,267,314      54,267,314
  Securities held to maturity                   -              -         64,114,775      65,691,241
  Loans, net of reserve                  190,200,986    196,094,171     181,598,906     188,390,805
  Accrued interest receivable              2,210,909      2,210,909       2,445,164       2,445,164

Financial liabilities
  Deposits                              $266,460,521   $268,140,263    $260,689,757    $261,978,797
  Short-term borrowings                    3,775,000      3,775,000      17,850,000      17,850,000
  Accrued interest payable                 1,287,472      1,287,472       1,340,412       1,340,412
  Long-term borrowings                    10,000,000     10,068,773            -               -
----------------------------------------------------------------------------------------------------


(At this point the following two paragraphs occupy the first two columns and begin directly under the preceding table about two-thirds of the way down the page. The table appears at the bottom of the page and occupies the second and third columns of a three-column page.)


15.  Related Party Transactions

Some of the corporation's or the bank's directors, principal officers, principal shareholders, and their related interests had transactions with the bank in the ordinary course of business during 1998. All loans and commitments to loans in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $941,275 and $631,928 at December 31, 1998 and 1997.

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 for the years ended December 31:



                                               1998               1997
--------------------------------------------------------------------------
      Balances at January 31,             $  527,254          $1,055,482
      Advances                               730,758             144,516
      Repayments                            (516,355)           (672,744)
--------------------------------------------------------------------------
      Balances at December 31,            $  741,657          $  527,524
                                          ===========         ===========


(At this point the following text is back to three-column format beginning at the third column.)


16.  Capital Requirements and Dividend Restrictions

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital
(as defined). Management believes, as of December 31, 1998, that the corporation and the bank meet all capital adequacy requirements to which they are subject.

As  of  December  31,  1998,  the most recent  notification  from  the
regulatory  agencies   categorized the  bank  as  well capitalized under
the regulatory framework for prompt corrective action. To be categorized as well capitalized the corporation and the bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed those categories.

                                                                                            To Be Well Capitalized
                                                                       For Capital               Under Prompt
                                                Actual              Adequacy Purposes    Corrective Action Provisions:
----------------------------------------------------------------------------------------------------------------------
                                             Amount     Ratio       Amount      Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1998:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $43,247,180  23.1%     $15,007,898    >8.0%
  Commercial National Bank                    43,258,545  23.1%      15,006,498    >8.0%       18,758,122   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (To Risk Weighted Assets)

  Commercial National Financial Corp.         41,333,006  22.0%       7,503,949    >4.0%
  Commercial National Bank                    41,344,371  22.0%       7,503,249    >4.0%       11,254,873   >6.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         41,333,006  12.8%      12,950,394    >4.0%
  Commercial National Bank                    41,344,371  12.8%      12,950,262    >4.0%       16,187,827   >5.0%
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1997:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $40,086,371  21.7%     $14,779,213    >8.0%
  Commercial National Bank                    40,070,753  21.7%      14,780,286    >8.0%       18,475,358   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.         38,204,120  20.7%       7,389,606    >4.0%
  Commercial National Bank                    38,188,502  20.7%       7,390,143    >4.0%       11,085,215   >6.0%
-----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         38,204,120  12.4%      12,345,867    >4.0%
  Commercial National Bank                    38,188,502  12.4%      12,346,264    >4.0%       15,432,830   >5.0%
-----------------------------------------------------------------------------------------------------------------------


(At this point the following text occupies two columns of the three column format. It begins in the first column a little more than three-quarters of the way down the page.)


The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of the Currency. Dividends from the bank were restricted not to exceed $11,350,350 at December 31, 1998. These restrictions have not had, and are not expected to have, a significant impact on the corporation's ability to meet its cash obligations.

17. Condensed Financial Information fo Commercial National Financial Corporation (Parent Only)

Balance Sheets
-----------------------------------------------------------------------
                                                   December 31,
                                                1998          1997
                                           ----------------------------
    Assets:
     Cash                                  $      6,441   $     62,524
     Investment in subsidiaries              43,193,014     38,429,394
-----------------------------------------------------------------------
                                           $ 43,199,455   $ 38,491,918
                                            ===========    ===========
    Liabilities and shareholders' equity:
     Accounts payable                      $     37,806   $     46,907
     Shareholders' equity                    43,161,649     38,445,011
-----------------------------------------------------------------------
                                           $ 43,199,455   $ 38,491,918
                                            ===========    ===========

Statements of Income and Changes in Retained Earnings
------------------------------------------------------------------------
                                                              Years Ended December 31,
                                                    ------------------------------------------
                                                        1998           1997           1996
  Dividends and fees from subsidiaries             $  1,582,000   $  1,380,000   $  1,194,000
  Expenses                                              109,997         78,824        120,051
                                                    ------------------------------------------
                                                      1,472,003      1,301,176      1,073,949
  Applicable tax benefit                                 13,014        (14,000)        16,331
                                                    ------------------------------------------
                                                      1,485,017      1,287,176      1,090,280
  Equity in undistributed earnings of subsidiaries    3,155,869      2,799,433      2,666,186
                                                    ------------------------------------------
  Net income                                          4,640,886      4,086,609      3,756,466
  Retained earnings January 1,                       34,604,120     31,777,511     29,143,045
  Dividends paid                                     (1,512,000)    (1,260,000)    (1,122,000)
  Stock split                                        (3,600,000)          -              -
                                                    ------------------------------------------
  Retained earnings December 31,                    $34,133,006    $34,604,120    $31,777,511
                                                     ==========     ==========     ==========

Statements of Cash Flows
                                                                Years Ended December 31,
                                                         -------------------------------------
                                                            1998         1997          1996
----------------------------------------------------------------------------------------------
 Operating activities:
 Net income                                             $ 4,640,886  $ 4,086,609  $  3,756,466
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Equity in undistributed earnings of subsidiaries    (3,155,869)  (2,799,433)   (2,666,186)
     Increase (decrease) in accounts payable                 (9,100)      29,344       (10,438)
                                                         --------------------------------------
 Net cash provided by operating activities                1,475,917    1,316,520     1,079,842
                                                         --------------------------------------
 Investing activities:
   Investment subsidiary                                    (20,000)        -             -

 Financing activities:
   Dividends paid                                        (1,512,000)  (1,260,000)   (1,122,000)
                                                         --------------------------------------
 Net increase (decrease) in cash                            (56,083)      56,520       (42,158)
 Cash at beginning of year                                   62,524        6,004        48,162
                                                         --------------------------------------
 Cash at end of year                                    $     6,441   $   62,524    $    6,004
                                                        ===========   ==========    ==========

(At this point, the following text is in the second and third columns of the three-column format. The address to the Board and shareholders is located at the top of first column.)

Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiaries
Latrobe, PA

Report of Stokes Kelly & Hinds, LLC  Independent Certified Public Accountants
--------------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in share-holders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Stokes Kelly & Hinds, LLC
January 27, 1999
Pittsburg, Pennsylvania

Logo

Stokes Kelly & Hinds, LLC
Certified Public Accountants & Business Advisors


Management's Statement on Financial Reporting
---------------------------------------------

The management of Commercial National Financial Corporation and its subsidiaries, Commercial National Bank of Westmoreland County and
Commercial National Investment Corporation, are responsible for the preparation, content and integrity of the financial statements contained in this annual report and all other information in the other sections of the annual report, including amounts that must necessarily be based on management's judgements and estimates. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all respects, the substance of events and transactions that should be included, and that the other information in the annual report is consistent with those financial statements. In meeting its responsibility for the reliability of the financial statements, management depends upon the bank's accounting system and related internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system is augmented by written policies and procedures and by examinations performed by our internal audit staff which reports to the Board of Directors through the Board's Audit Committee.

The appointment of the independent certified public accountants for the corporation and its subsidiaries is recommended by the Audit Committee, approved by the Board of Directors and ratified by the shareholders of the corporation. The Audit Committee, composed solely of outside directors, meets on a scheduled basis with the internal auditors and, as requested, with the independent auditors to discuss and review the scope and findings of their respective audits. The independent auditors and the internal auditors each have full access to the Audit Committee, without management present, to discuss internal accounting control, accounting, auditing and financial reporting matters.

Commercial National Financial Corporation and Subsidiaries
Quarterly Summary of Financial Data (Unaudited)
----------------------------------------------------------------

The unaudited quarterly results of operations for the years ended
December 31, 1998 and December 31, 1997 are  as follows:

                                                          1998
                                      ----------------------------------------------
                                        First      Second       Third       Fourth
                                       Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $5,926,333  $5,901,234  $5,831,114  $6,008,411
Interest expense                       2,642,444   2,564,825   2,551,856   2,559,456
                                       ---------------------------------------------
  Net interest income                  3,283,889   3,336,409   3,279,258   3,448,955

Provision for loan losses                 90,000     105,000     120,000     120,000
                                       ---------------------------------------------
  Net interest income after
  provision for loan losses            3,193,889   3,231,409   3,159,258   3,328,955

Other income (including security
   transactions)                         458,511     408,110     433,118     433,351

Other expenses                         2,090,072   2,136,342   2,159,940   2,154,290
                                       ---------------------------------------------
  Income before taxes                  1,562,328   1,503,177   1,432,436   1,608,016
Applicable income taxes                  382,000     355,000     336,000     392,071
------------------------------------------------------------------------------------
  Net income                          $1,180,328  $1,148,177  $1,096,436  $1,215,945
                                       =========   =========   =========   =========
Earnings per share                    $      .33  $      .32  $      .30  $      .34
                                       =========   =========   =========   =========


                                                          1997
                                       ---------------------------------------------
                                        First      Second       Third      Fourth
                                       Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $5,142,007  $5,433,657  $5,525,009  $5,781,219
Interest expense                       2,223,218   2,366,278   2,487,579   2,600,063
                                       ---------------------------------------------
  Net interest income                  2,918,789   3,067,379   3,037,430   3,181,156

Provision for loan losses                 45,000      60,000      75,000      90,000
                                       ---------------------------------------------
  Net interest income after
  provision for loan losses            2,873,789   3,007,379   2,962,430   3,091,156

Other income (including security
  transactions)                          342,300     385,032     383,687     378,050

Other expenses                         2,040,982   2,022,832   1,914,980   2,084,643
                                       ---------------------------------------------
  Income before taxes                  1,175,107   1,369,579   1,431,137   1,384,563
Applicable income taxes                  284,000     327,000     347,000     315,777
------------------------------------------------------------------------------------
  Net income                          $  891,107  $1,042,579  $1,084,137  $1,068,786
                                       =========   =========   =========   =========
Earnings per share                    $      .25  $      .29  $      .30  $      .30
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

Commmercial National Financial Corporation stock is traded in the over-the-counter market on The Nasdaq Stock Market, Inc., under the trading symbol "CNAF" with an additional descriptive listing of "CmclNat."

                                                          Cash Dividend
1998                              High         Low          Per Share
------------------------------------------------------------------------
First Quarter                    $19.25      $17.75          $ .10
Second Quarter                    19.375      18.50            .10
Third Quarter                     20.125      18.50            .11
Fourth Quarter                    21.00       18.375           .11

1997
------------------------------------------------------------------------
First Quarter                    $18.50      $17.00          $ .08
Second Quarter                    18.50       17.25            .09
Third Quarter                     18.50       17.25            .09
Fourth Quarter                    18.50       17.625           .09


Commercial National Financial Corporation and Subsidiaries
----------------------------------------------------------

Selected Financial Data
-----------------------

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with management's discussion and analysis of financial condition and results of operations.

                                                               Years Ended December 31
                                         -------------------------------------------------------------------
                                            1998          1997          1996           1995           1994
-------------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees on loans           $ 16,755,493  $ 15,312,410  $ 13,549,080  $  12,843,170   $ 11,250,168
  Interest and dividends on securities    6,862,194     6,521,952     6,305,557      6,138,993      5,807,222
  Interest on money market investments       49,405        47,530        92,930        240,311        326,188
-------------------------------------------------------------------------------------------------------------
Total interest income                    23,667,092    21,881,892    19,947,567     19,222,474     17,383,578
Interest Expense
  Deposits                                9,537,002     9,388,643     8,394,110      8,251,854      6,444,799
  Short-term borrowings                     493,784       288,495        51,016            365           -
  Long-term borrowings                      287,795          -             -              -              -
-------------------------------------------------------------------------------------------------------------
Total Interest Expense                   10,318,581     9,677,138     8,445,126      8,252,219      6,444,799
-------------------------------------------------------------------------------------------------------------
Net interest income                      13,348,511    12,204,754    11,502,441     10,970,255     10,938,779
Provision for loan losses                   435,000       270,000       105,000         90,000        180,000
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                       12,913,511    11,934,754    11,397,441     10,880,255     10,758,779
Other operating income                    1,733,090     1,489,069     1,256,190      1,112,942      1,015,791
Other operating expenses                  8,540,644     8,063,437     7,644,576      7,046,171      7,138,659
-------------------------------------------------------------------------------------------------------------
Income before taxes                       6,105,957     5,360,386     5,009,055      4,947,026      4,635,911
Applicable income taxes                   1,465,071     1,273,777     1,252,589      1,253,833      1,150,991
-------------------------------------------------------------------------------------------------------------
Net income                             $  4,640,886  $  4,086,609  $  3,756,466   $  3,693,193   $  3,484,920
                                       ============  ============  ============   ============   ============
Per Share Data
  Net income                           $       1.29  $       1.14  $       1.04   $       1.03   $        .97
  Dividends declared                   $        .42  $        .35  $        .31   $        .28   $        .27
  Average shares outstanding (a)          3,600,000     3,600,000     3,600,000      3,600,000      3,600,000


At End of Period
  Total assets                         $326,379,353  $319,741,956  $278,110,524   $266,176,018   $251,141,709
  Securities                            119,103,480   118,382,089   102,355,972    103,480,616     96,675,122
  Loans and leases, net of
    unearned income                     192,115,160   183,481,157   159,935,523    144,288,002    139,066,657
  Allowance for loan losses               1,914,174     1,882,251     2,035,818      2,081,700      2,077,553
  Deposits                              266,460,521   260,689,757   238,808,071    230,736,311    219,560,923
  Shareholders' equity                   43,161,649    38,445,011    35,388,254     33,036,470     29,556,943

Key Ratios
  Return on average assets                     1.46%         1.39%         1.39%          1.43%          1.42%
  Return on average equity                    11.47         11.14         11.02          11.80          12.15
  Net loan-to-deposit ratio                   71.38         69.66         66.12          61.63          62.39
  Dividend payout ratio (dividends
    declared divided by net income)           32.58         30.83         29.87          27.29          27.55
  Equity-to-assets ratio (average equity
    divided by average total assets)          12.72         12.47         12.64          12.13          11.72%

[FN]
(a) Retroactively adjusted for a two-for-one stock split in the form of a dividend declared in November 1998.

Commercial National Financial Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition
and Results of Operations
-----------------------------------------------------------

(At this point, the following text occupies the first and second columns of the three column text. The third column is blank.)


  INTRODUCTION

  The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of Commercial National Financial Corporation (the corporation) for the years ending on December 31, 1998, 1997 and 1996. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

  In November 1998, the Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend to shareholders of record as of December 15, 1998. All per share data has been restated to allow meaningful comparison with prior periods.

  All material intercompany transactions have been eliminated in consolidation.

  RESULTS OF OPERATIONS

  Net income for 1998 was $4,640,886, compared to $4,086,609 in 1997 and $3,756,466 in 1996. Earnings per share were $1.29 in 1998 compared to 1997's earnings of $1.14 per share. In 1996, earnings per share were $1.04.

  Return on average assets was 1.46% in 1998, 1.39% in 1997 and 1.39% in 1996. For the same years return on average equity was 11.47%, 11.14% and 11.02%, respectively.

  NET INTEREST INCOME

  The largest segment of earnings is represented by net interest income which is calculated by deducting the interest paid on interest-bearing liabilities from the interest received on interest-earning assets. In 1998, net interest income was $13,348,511 compared to $12,204,754 in 1997 and $11,502,441 in 1996.

  Average earning assets grew $20,956,507 in 1998, $23,235,041 in 1997 and $10,364,280 in 1996. Average interest-bearing liabilities increased $15,869,057 in 1998, $20,639,642 in 1997 and $7,908,162 in 1996. The return on earning assets, calculated on a tax-equivalent basis, equaled 8.20% in 1998 compared to 8.14% in 1997 and 8.06% in 1996. The cost-of-funds rate was 4.35% in 1998, 4.36% in 1997 and 4.21% in 1996. The tax-equivalent net interest margin was 4.78% in 1998, 4.69% in 1997 and 4.77% in 1996.

                                                                    Financial  Comparisons
                                               Consolidated Average Balance Sheet, Interest Income/Expense and Rates
                                              1998                              1997                             1996

                                             Interest                          Interest                         Interest
                                  Average    Income/   Yield or   Average      Income/    Yield or  Average     Income/     Yield oR
                                  Balance    Expense   Rate(a)    Balance      Expense    Rate(a)   Balance     Expense     Rate(a)
--------------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets

  Loans(b)(c) net of
     unearned income           $186,418,665 $16,755,493  9.03%  $169,849,234  $15,312,410  9.06%  $151,056,637  $13,549,080  9.01%
  Taxable securities             77,380,692   4,967,679  6.42     77,615,939    4,827,530  6.22     78,491,319    4,914,451  6.26
  Non-taxable securities         36,888,885   1,894,515  7.78     32,285,316    1,694,422  7.95     26,118,891    1,391,106  8.07
  Interest-bearing deposits
     with banks                     108,280       7,858  7.26        110,211        7,167  6.50        127,222        6,252  4.91
  Federal funds sold                758,904      41,547  5.47        738,219       40,363  5.47      1,569,809       86,678  5.52
---------------------------------------------------------------------------------------------------------------------------------
Total earning assets            301,555,426  23,667,092  8.20    280,598,919   21,881,892  8.14    257,363,878   19,947,567  8.06

Non-interest-earning Assets
  Cash                            7,027,443                        6,572,767                         6,182,888
  Allowance for loan losses      (1,876,326)                      (1,950,574)                       (2,080,108)
  Other assets                   11,117,942                        9,039,928                         8,241,254
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-
     earning assets              16,269,059                       13,662,121                        12,344,034
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                   $317,824,485                     $294,261,040                      $269,707,912
                               ============                     ============                      ============

Liabilities and Shareholders' Equity

Interest-bearing Deposits
  NOW accounts                 $ 20,709,992     350,081  1.69%  $ 20,204,634     386,186  1.91%   $ 18,110,581     353,404   1.95
  Money Market accounts          41,921,741   1,630,147  3.89     42,542,349   1,732,133  4.07      39,754,528   1,506,643   3.79
  Savings deposits               45,672,055   1,337,385  2.93     44,871,628   1,387,360  3.09      44,744,695   1,357,140   3.03
  Time deposits                 112,647,588   6,085,057  5.40    108,744,105   5,882,964  5.41      97,004,511   5,176,923   5.34
  Short-term borrowings          10,976,287     628,116  5.72      4,819,178     288,495  5.99         927,937      51,016   5.50
  Long-term borrowings            5,123,288     287,795  5.62           -           -      -              -           -       -
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                   237,050,951  10,318,581  4.35    221,181,894   9,677,138  4.36     200,542,252   8,445,126   4.21

Non-Interest-bearing Liabilities and Capital

  Non-interest-bearing deposits  37,565,870                       34,124,049                        32,920,490
  Other liabilities               2,756,896                        2,255,578                         2,156,953
  Shareholders' equity           40,450,768                       36,699,519                        34,088,217
----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-bearing
  funding sources                80,773,534                       73,079,146                        69,165,650
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity         $317,824,485                     $294,261,040                      $269,707,912
                                ===========                      ===========                       ===========
Net Interest Income and
Net Yield on Interest-
earning Assets                              $13,348,511  4.78%                 $12,204,754  4.69%                $11,502,441   4.77%
                                            ===========                        ===========                       ===========

[FN]
(a) Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b) Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c) Loan income includes net loan fees.

Commercial National Financial Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition
and Results of Operations
------------------------------------------------------------

(At this point, a table appears at the top and occupies the first third of the page.)

The following table illustrates the impact and interaction of rate and volume changes for the years under review:


                                                   Analysis of Year-to-Year Changes in Net Interest Income
                                        -----------------------------------------------------------------------------
                                              1998 Change from 1997                   1997 Change from 1996
                                        -----------------------------------------------------------------------------
                                          Total      Change Due   Change Due      Total       Change Due   Change Due
                                          Change     to Volume      to Rate       Change      to Volume      to Rate
---------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
Loans net of unearned income           $1,443,083   $1,493,783   $  (50,700)    $1,763,330   $1,685,609   $   77,721
Securities
  Taxable                                 140,149      (14,632)     154,781        (86,921)     (54,809)     (32,112)
  Non-taxable                             200,093      241,608      (41,515)       303,316      328,427      (25,111)
Interest-bearing deposits with banks          691         (126)         817            915         (836)       1,751
Federal funds sold                          1,184        1,131           53        (46,315)     (45,917)        (398)
---------------------------------------------------------------------------------------------------------------------
Total interest income                   1,785,200    1,721,764       63,436      1,934,325    1,912,474       21,851


Interest-bearing Liabilities
Deposits                                   14,027      199,116     (185,089)       994,533      704,298      290,235
Short-term borrowings                     339,621      368,589      (28,968)       237,479      213,932       23,547
Long-term debt                            287,795         -         287,795           -            -            -
---------------------------------------------------------------------------------------------------------------------
Total interest expense                    641,443      567,705       73,738      1,232,012      918,230      313,782
---------------------------------------------------------------------------------------------------------------------
Net interest income                    $1,143,757   $1,154,059    $ (10,302)    $  702,313   $  994,244   $ (291,931)
                                       ==========   ==========    =========     ==========   ==========   ===========


[FN]
Included in interest income are loan fees of $305,826 in 1998, $212,453 in 1997 and $227,189 in 1996.


(At this point, the following text reverts back to three-column format.)


The provision for loan losses is the amount added to the allowance against which actual loan losses are charged. The amount of the provision is determined by an analysis of the loan portfolio's size, quality and risk potential as compared to the size of the allowance itself. The amount of the provision was $435,000 in 1998, $270,000 in 1997 and $105,000 in 1996.
For each of the same years the net charge-off against the allowance for loan losses was $403,077, $423,567 and $150,882, respectively. On December 31, 1998 the allowance for loan losses equaled 1.00% of total loans compared to 1.03% at the end of 1997 and 1.27% at the end of 1996. Loans which were past due 90 days or more, or were on non-accrual equaled 0.22% of total loans on December 31, 1998, 0.89% on December 31,
1997 and 0.08% on December 31, 1996. The corporation's policy is to place loans on a non-accrual basis when they become 90 days past due provided that the loan is well collateralized and gives evidence of a reasonable likelihood for full collection. During the review of the loan portfolio, management did not note any trends such as industry uncertainties which raise concerns regarding future adverse impact on operating results, liquidity or capital resources.

NON-INTEREST INCOME AND EXPENSE
In 1998, total non-interest income increased $244,021 to $1,733,090 from $1,489,069 in 1997. Asset management and trust income grew $75,988 to $240,418. Service charges on deposit accounts increased $12,659 to $584,783. Other service charges and fees increased by $148,198 to $530,530. This increase is mainly attributable to ATM and debit card revenues. Net gains on sold and called investments amounted to $10,113. Other income increased by $8,624 to $367,246. In 1996, total non-interest income was $1,256,190.

Non-interest expense in 1998 was $8,540,644. This represented an increase of $477,207 over 1997's non-interest expense which totaled $8,063,437. The major area contributing to this increase was personnel expense which rose $219,500. Coupled with personnel expense was an increase in other operating expense of $183,442. The large increases in the aforementioned items were moderated somewhat by smaller increases in the following item. Net occupancy expense increased $61,323 and furniture and equipment expense declined slightly by $15,468. Pennsylvania shares tax increased $28,410 over 1997. Non-interest expense in 1996 was $7,644,576.

Income tax expense was $1,465,071 in 1998, $1,273,777 in 1997 and $1,252,589 in 1996. The effective tax rate was 23.99%, 23.76% and 25.01%, respectively. The corporation's sizeable municipal bond holdings continued to favorably influence income tax expense levels.

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

(At this point in the 1998 annual report, the following text is still in three-column format but only occupies the top third of the page. The remaining page is depicts two tables that will be described later in this page.)


On December 31, 1998, total deposits were $5,770,764 greater than on December 31, 1997. Interest-bearing deposits decreased $2,779,308 in 1998 while demand deposits increased $8,550,072. The decrease in interest bearing deposits was attributed to the unattractiveness of deposit rates in this year's declining rate environment and competition from nonbank financial service companies.

During the same period, total loans, net of unearned income, grew by $8,634,003. Competition for high-quality loans remained intense throughout 1998. Real-estate secured commercial loan products had strong growth in 1998 while commercial loans also posted significant increases from year-end 1997.

The amortized cost of the corporation's securities portfolio decreased $1,684,292 and was $116,332,810 on December 31, 1998. On that same date, the estimated market value of the entire securities portfolio was $119,103,480 which was higher than amortized cost by $2,770,670 and represented the net of $2,773,764 gross unrealized gains less $3,094 gross unrealized losses. On December 31, 1998 the amount of securities which would reach maturity within one year was $15,468,716 as compared to $12,159,462 at the end of the previous year.

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31, 1998.

                                                                       Loans by Classification on December 31,
------------------------------------------------------------------------------------------------------------------------------
                                        1998                1997               1996               1995                1994
                               -----------------------------------------------------------------------------------------------
                                            Per                 Per                Per                Per                 Per
                                  Amount    Cent      Amount    Cent    Amount     Cent     Amount    Cent      Amount    Cent
------------------------------------------------------------------------------------------------------------------------------
Commercial                     $ 20,893,911  11%   $ 19,052,486  10%  $ 17,115,404  11%  $ 14,494,356  10%   $  9,794,172   7%
Real estate - commercial         52,165,384  27      44,289,723  24     33,437,360  21     32,460,803  23      32,108,097  23
Real estate - construction        2,754,964   1       3,510,809   2      1,924,619   1      1,523,490   1       1,637,794   1
Real estate - other              96,210,304  50      95,570,632  52     86,045,874  54     79,910,652  55      80,702,169  58
Consumer - installment            5,388,246   3       6,219,577   4      6,542,365   4      4,803,258   3       5,535,248   4
Municipal                         3,757,563   2       3,340,405   2      3,183,483   2      1,332,403   1       1,350,655   1
Other                            11,068,877   6      11,655,453   6     11,799,130   7      9,998,413   7       8,238,730   6
------------------------------------------------------------------------------------------------------------------------------
Total loans                    $192,239,249 100%   $183,639,085 100%  $160,048,235 100%  $144,523,755 100%   $139,366,865 100%
Unearned Income                    (124,089)           (157,928)          (112,712)          (235,373)           (300,208)
------------------------------------------------------------------------------------------------------------------------------
Total loans,
net of unearned income         $192,115,160        $183,481,157       $159,935,523       $144,288,002        $139,066,657
                                ===========         ===========        ===========        ===========         ===========




                                    Maturity Distribution of Securities on December 31, 1998
                         U.S. Treasury          State &                             Total      Weighted
                         & other U.S. Govt.     Political           Other         Amortized    Average
                         Agencies & Corp.       Subdivisions(1)   Securities        Cost        Yield
-------------------------------------------------------------------------------------------------------
Within 1 year               $15,063,657          $   405,059        $     -     $ 15,468,716     5.96%
After 1 but within 5 years   23,305,834           12,612,313              -       35,918,147     7.17
After 5 but within 10 years   8,131,215           21,144,293              -       29,275,508     7.40
After 10 years               30,980,917            2,292,922              -       33,273,839     6.92
No fixed maturity                  -                    -            2,396,600     2,396,600     6.19
-------------------------------------------------------------------------------------------------------
                            $77,481,623          $36,454,587        $2,396,600  $116,332,810     6.98%
                            ===========          ===========        ==========  ============     =====


[FN]
(1) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

Commercial National Financial Corporation and Subsidiaries Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------
(At this point in the 1998 annual report, the following text is in three-column format occupying top quarter of the page followed by a table that occupies the full three columns.)


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


                                           Interest Sensitivity Analysis (In Thousands)
                           0-30 Days  31-90 Days  91-180 Days  181-365 Days     1-5 Yrs    Over 5 Yrs
------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Securities               $   2,185  $   3,486   $    6,909     $  9,999     $  36,367    $  54,989
  Federal funds sold and
   deposits with banks            68        -            -            -             -            -
  Loans                       43,241      3,041        6,363       12,557        73,531       53,375
------------------------------------------------------------------------------------------------------
Total interest-sensitive
   assets                     45,494      6,527       13,272       22,556       109,898      108,364



Interest-bearing liabilities:
  Certificates of deposit      9,411     25,511       18,557       27,850        31,264          106
  Other interest-bearing
    liabilities                 -         6,527        6,527       10,907        68,029       17,253
  Other borrowings             1,775      2,000         -            -           10,000         -
------------------------------------------------------------------------------------------------------
Total interest-sensitive
    liabilities               11,186     34,038       25,084       38,757       109,293       17,359
------------------------------------------------------------------------------------------------------
Interest sensitivity gap     $34,308   $(27,511)    $(11,812)    $(16,201)    $     605      $91,005
                             =======   =========    =========    =========    ==========     =======
Cumulative gap               $34,308   $  6,797     $ (5,015)    $(21,216)    $ (20,611)     $70,394
                             =======   =========    =========    =========    ==========     =======
Ratio of cumulative gap to
earning assets                 11.02%      2.18%      (1.61%)      (6.82%)       (6.62%)       22.62%
                             ========  =========    =========    =========    ==========     =======


(At this point the text is back to three column format with a table included in the second column of the text.)

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

For analytical purposes, the following table sets forth an allocation of the allowance for loan losses on December 31, 1998 and December 31, 1997 according to the categories indicated:

              Allocation of the Allowance for Loan Losses
                      (dollar amounts in thousands)
                                          1998      1997
    ----------------------------------------------------
    Commercial, Industrial, Financial,
       Agricultural and Tax Free        $  455    $  555

    Residential mortgages                   29       231

    Loans to individuals                   913       622

    Off-balance sheet items                114       138

    Year 2000                              190       141

    Unallocated                            213       195
                                        ----------------
    Total                               $1,914    $1,882
                                        ======    ======
    Reserve as a percentage
           of average total loans         1.03%     1.11%
                                        =======   =======


CAPITAL RESOURCES
Shareholders' equity grew $4,716,638 during 1998 and was $43,161,649 on December 31, 1998 compared to $38,445,011 on
December 31, 1997. Unrealized gains on securities available for sale on December 31, 1998 temporarily increased shareholders' equity by $1,828,643. The retained earnings retention rate was 67.42% in 1998 as compared to 69.17% in 1997.

The shareholders' equity or the capital base represents the investment by the corporation's owners either initially or through retention of earnings (net after income tax less dividend payments). This investment acts as a safeguard against future uncertainties. The amount of capital which is deemed appropriate is dependent upon an assessment of the corporation's total assets, the quality of its loans and securities, its historical earnings record, its business prospects for the near and long term, the management and

At this point the whole page is in three column format.)

information systems in place and the general competence and abilities of the corporation's management.

On December 31, 1998, the corporation's capital (not including the allowance for loan losses) amounted to $43,161,649 or 13.22% of total assets. The inclusion of the allowance increases the capital ratio to 13.81%. On the same basis of calculation, these ratios were 12.02% and 12.61% respectively on December 31, 1997.

The Federal Reserve Board's risk-based capital adequacy standards are designed principally as a measure of credit risk. These standards require that (1) at least 50% of total capital must be common and certain other "core" equity capital (Tier I Capital); (2) assets and off-balance sheet items must be weighted according to risk; (3) the total capital to risk-weighted asset ratio must be at least 8%; and (4) a minimum 4% leverage ratio of Tier I Capital to average total assets must be maintained. The final ruling on section 305 of the Federal Deposit Insurance Corporation Improvement Act regarding interest rate risk capital requirements indicates that although no measures or capital charges are required presently, insured financial institutions must still monitor their interest rate risk position in conjunction with close supervision from the appropriate regulatory agency.

As of December 31, 1998, the corporation had Tier I and total equity capital to risk adjusted asset ratios of 22.03% and 23.05%, respectively. The leverage ratio was 12.77%. At December 31, 1997, the corporation had Tier I and total equity capital to risk adjusted assets ratios of 20.68% and 21.70%, respectively.





    The table below presents the corporation's capital position on December 31, 1997
                         (dollar amounts in thousands)
                                                        Percent
                                                      of Adjusted
                                      Amount             Assets
     -------------------------------------------------------------
     Tier I capital                   41,333              22.03
     Tier I capital requirement        7,504               4.00

     Total equity capital             43,247              23.05
     Risk-based requirement           15,008               8.00
     -------------------------------------------------------------
     Leverage capital                 41,333              12.77
     Leverage requirement             12,950               4.00



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

ASSESSMENT OF FUTURE ENVIRONMENT
Management has not identified nor is aware of any internal matter or external condition, including potential regulatory recommendations, which could have a critical impact on the corporation's ability to continue its present business activities or adversely impair future operating results other than the Year 2000 issue which will be discussed in further detail in the next section.

Certain interest rate movements will continue to influence ongoing earnings levels. Even though the exact impact of these factors cannot be predicted, the corporation believes that given its financial strength and stability, it will be able to meet these situations in a positive manner.

YEAR 2000
In 1997, the corporation's year 2000 committee was formed and began and analysis of year 2000 issues that may affect the day to day business operations of the corporation or the bank. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any systems that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000 and, in turn, may result in miscalculations and/or system failures.

The corporation has completed the assessment phase and is currently completing the testing of all software regarding the year 2000 issue. The corporation is primarily dependent upon systems that have been developed by third parties and, therefore, is dependent upon vendor compliance. The corporation has contingency plans for all systems in place. These plans involve automated as well as manual actions and may require additional staffing requirements.

Based on our assessment of the vendors and testing currently being done, the corporation estimates the costs associated with addressing the issue will be approximately $500,000 with items being expensed as incurred or capitalized, whenever appropriate. These costs or any additional costs associated with the year 2000 issue are not expected to have a material impact on the corporation's financial position. The corporation has and will continue to devote the necessary time and resources to resolve the year 2000 issue in a timely manner.

The corporation continues to evaluate the effect of the year 2000 issue on its commercial customers. Failure of a commercial customer to prepare for year 2000 could adversely affect the customer's operations and, in turn, affect the corporation's ability to collect outstanding loans and retain deposit balances. The corporation mailed out questionnaires to its commercial customers regarding the potential effect that year 2000 could have on their businesses. Those customers deemed mission critical by senior management will be placed on a year 2000 watch list and will be contacted on an ongoing basis regarding their year 2000 readiness.

(This page is left intentionally blank.)

Commercial National Financial Corporation


CORPORATE OFFICERS
-------------------------------------------------------------------------
Louis A. Steiner           Chairman of the Board
Louis T. Steiner           Vice Chairman, President and Chief Executive Officer
Gregg E. Hunter            Vice Chairman and Chief Financial Officer
Wendy S. Schmucker         Vice President and Secretary/Treasurer
Ryan M. Glista             Vice President and Comptroller
Susan F. Robb              Assistant Secretary/Treasurer


CORPORATE DIRECTORS
-------------------------------------------------------------------------
John T. Babilya           Frank E. Jobe             Debra L. Spatola
President, C.E.O.         Retired,                  Vice President,
& Co-owner                former Executive Vice     Laurel Valley Foods, Inc.
Arc Weld, Inc.            President, Commercial
                          National Bank of
                          Westmoreland County

George A. Conti, Jr.      Roy M. Landers            Louis A. Steiner
Attorney at Law           Retired,                  Chairman of the Board
                          former Executive Vice     Commercial National Bank
                          President, R & L          of Westmoreland County
                          Development Co.

Richmond H. Ferguson      John C. McClatchey        Louis T. Steiner
Attorney at Law           Chief Executive Officer   Vice Chairman, President
Ferguson Law              JCM Industries            and Chief Executive Officer
Associates                                          Commercial National Bank
                                                    of Westmoreland County

Dorothy S. Hunter         Joseph A. Mosso           George V. Welty
Vice President,           Retired, former           Attorney, Partner,
Latrobe Foundry           President Mosso's         Flickinger & Welty
Machine & Supply Co.      Pharmacy Inc.

Gregg E. Hunter           Joedda M. Sampson         C. Edward Wible
Vice Chairman and         President, Allegheny      Certified Public Accountant
Chief Financial Officer   City Resorations, Inc.    Horner Wible & Associates,
of Commercial National                              Certified Public Accountants
Bank of Westmoreland
County


All corporate directors also serve as directors of Commercial National Bank of Westmoreland County

DIRECTORS EMERITUS
----------------------------------------------------------------------------
James A. Charley          William M. Charley        William W. Washnock

Commercial National Bank of Westmoreland County

BANK OFFICERS
-----------------------------------------------------------------------------
Chairman of the Board                                 Louis A. Steiner
-----------------------------------------------
Vice Chairman/President/Chief Executive Officer       Louis T. Steiner
-----------------------------------------------
Vice Chairman/Chief Financial Officer                 Gregg E. Hunter
-----------------------------------------------


Senior Vice Presidents
----------------------------------------------------------------------
Donna L. Belluchie        Martin E. May            Philip S. Pettina


Vice Presidents
----------------------------------------------------------------------
Ryan M. Glista            Michael L. Matthews      Keith M. Visconti
William N. Hamilton, Jr.  Michael J. Palko         Thomas D. Watters
Cheryl M. Letterio        Wendy S. Schmucker

Assistant Vice Presidents
-----------------------------------------------------------------------
Karen E. Burick           Kelly R. Moreman         James T. Vaughan
Donna J. Daugherty        Marsha J. Salley         Rebecca J. Weiner
William J. Johnston       Thomas E. Sylvester*     Phyllis S. Yesh*

Community Office Managers
-------------------------------------------------------------------------
Douglas P. Arndt          Michael A. Schmidt       Jerome M. Supko
Linda A. Burns            Laura A. Steiner         Patricia L. Torrance
Debra Gras

Service Officers
--------------------------------------------------------------------------
Lisa A. Ball              Judy A. Hoffer           Susan L. Roebuck
Mona A. Birt              Gina M. Kovatch          Elizabeth M. Rosa
Terrie L. Bowman          Jonna M. Kundla          Kristin Rossi
Eleanor A. Bridge         Dina M. Lauricia         Roxanne Shadron
Regina L. Calabrace       Sharon M. Lewis          Jennifer L. Sopcisak
Jennifer M. Chemski       Susan M. Matenkosky      John H. Sperandio
Judith J. Ciocco          Charles H. McDowell      Sean E. Swansboro
Karen J. Ciocco           Tiffany D. McMahon       Charles L. Taylor
Kathy S. Claycomb         Florence E. Pevarnik     Marilyn A. Tlumach
James V. Conforti         William W. Rice II       Cynthia M. Varner
Virginia E. Halucka       Susan F. Robb            Jodi L. Zyvith
H. Alan Hamill            Randi L. Robinson

[FN]
* also serve as community office manager

COMMUNITY ADVISORY BOARDS
-------------------------------------------------------------------------------
Greensburg        Ligonier             Murrysville            West Newton

Patrick A. Love   Jean M. Case         Walter F. Baczkowski   Robert D. Austin
Barry W. Morris   W. Scott Clites      August I. Bondi        Linda L. Lunt
Edward J. Smith   John C. Horrell      Fred C. Honsberger     Dee M. Taylor
                  Barry R. Shebeck     Leonard L. Poliziani


BUSINESS LOCATIONS
-------------------------------------------------------------------------------

Corporate Headquarters      Latrobe                     Murrysville
900 Ligonier Street         900 Ligonier Street         4785 Old William Penn
P.O. Box 429                P.O. Box 429                Highway
Latrobe, PA 15650           Latrobe, PA 15650           P.O. Box 4
724/539-3501                724/539-3501                Murrysville, PA 15668
724/539-0816 (Fax)          724/537-9966 (Fax)          724/733-4888
                                                        724/733-7110 (Fax)
Asset Management and        Lawson Heights
Trust Division              Route 981 at Terry Way      Pleasant Unity
19 North Main Street        P.O. Box 429                Routes 981 and 130
Greensburg, PA 15601        Latrobe, PA 15650           P.O. Box 503
724/836-7670                724/539-9774                Pleasant Unit, PA 15676
724/836-7675 (Fax)          724/539-3523 (Fax)          724/423-5222
                                                        724/423-1155 (Fax)

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

Insurance
-----------------------------------------------------------------------
Commercial National Insurance Services                 Commercial National
232 North Market Street                                Insurance Services is
Ligonier, PA 15658                                     a partnership of Gooder
724/238-4617                                           & Mary, Inc., and
877/205-4617 (toll free)                               Commercial National
724/238-0160 (fax)                                     Investment Corporation,
gooder@imail.iix.com                                   a wholly owned subsidiary
                                                       of Commercial National
                                                       Financial Corporation.

Commercial National Financial Corporation
-----------------------------------------------------------------------


Market Makers
------------------------------------------------------------------------
The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts      Keefe, Bruyette & Woods, Inc.  M.H. Meyerson & Co.
100 Light Street        Two World Trade Center         525 Washington Boulevard
Baltimore, MD 21202     New York, NY 10048             34th Floor
800-638-7411            800-966-1559                   Jersey City, NJ 07303
                                                       800-333-3113

FJ Morrissey & Co Inc.  Knight Securities              Ryan, Beck & Co.
Suite 1420              525 Washington Boulevard       80 Main Street
1700 Market Street      Jersey City, NJ 07310          West Orange, NJ 07052
Philadelphia, PA 19103  800-222-4910                   973-597-6020
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

Form 10-K
-----------------------------------------------------------------------------
The   corporation  will  provide  without   charge   to   any
shareholder a copy of its 1998 Annual Report on Form 10-K as required to be filed with the Securities and Exchange
Commission. Requests should be made in writing to:

Commercial National Financial Corporation
P.O. Box 429
Latrobe, PA 15650

(The inside of the back cover is intentionally left blank.)

(The following appears in the upper left corner of the back cover along with the corporate logo)

Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650