Form 10-K, Exhibit 13
period 1999-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2000-03-27
CIK 866054

COMMERCIAL NATIONAL FINANCIAL CORPORATION 1999 ANNUAL REPORT

(Front cover of the annual report. The corporate logo bearing the graphic of a bank facade appears centered at the top of the page. Directly under the logo, Commercial National Financial Corporation appears horizontally. The rest of the page bears the number 1999 three times in large print and centered.)

The inside of the front cover is blank.

                     Our Commitment To Those We Serve

(At this point in the 1999 annual report, the following text is depicted in two column form with the first paragraph in the first column and the rest of the text in the second column. The form has been modified for electronic filing purposes.)

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

(At this point in the 1999 annual report, page 2 is left intentionally blank.)

(At this point and mostly throughout the rest of the annual report, the text will be in three column format. Also, a bank facade appears in the upper right-hand corner of this page and every odd-number page throughout the rest of the annual report.)

To Our Sharholders

  Financial-modernization legislation signed into law in November allows organizations such as Commercial National Financial Corporation to more fully evolve into entities that can be of better service to their clients.

  That legislation, as well as objectives undertaken and completed earlier in the year, allows your company to continue its transformation into a comprehensive financial-services organization.

  During a busy and productive year, we focused on three areas for development:
-  completing unfinished 1998 initiatives;
-  launching new intiatives for 1999; and
-  implementing a number of personnel
   adjustments.

COMPLETING UNFINISHED 1999 INTIIATIVES

  The corporation's banking subsidiary, Commercial National Bank of Pennsylvania, continued to evolve as a sales-and-service organization during 1999 as all personnel (including your president and chief executive officer) underwent extensive training that emphasized serving our customers, be they internal (banking associates) or external (retail and commercial clients). This continuing process gives our employees the skills necessary to provide the unparalleled service to which our customers have become accustomed.

  The Commercial National Online Banking product became functional for retail customers in August and for commercial customers in October. This system enables users to check balances, transfer funds and pay bills from any Internet-enabled computer anywhere.

  The bank's commercial customers can conduct those same transactions and can initiate Automated Clearing House transactions and wire transfers from their business computers. Online Banking, as another delivery method for bank services, provides expanded access for customers.

  Our insurance affiliate, Commercial National Insurance Services, began operation April 1. Our partners instituted an insurance program that complements bank services by offering an array of products that further fulfills the expectations customers have of us.

  The corporation's capital-management program continued during 1999, as the company increased its dividend two times in four quarters. Additionally, the firm's stock buy-back program, begun in January, accounted for the repurchase of more than 60,000 shares for a total investment exceeding $1.1 million. Both initiatives improved shareholder position and bolstered the future of the corporation.

  The foremost challenge facing the entire banking industry in 1999 was the "Y2K bug," moving from the year 1999 to the year 2000. By spending billions of dollars to uncover and correct potential Y2K glitches, the worldwide financial industry now benefits from the most technologically advanced systems available.

  We are pleased to report that Commercial National weathered the Year 2000 changeover without incident. Congratulations and thanks are owed to Michael Palko, our senior vice president and director of technology, and to all members of our "Year 2000 Committee" for their hard work and dedication, typical of that demonstrated daily by Commercial National employees throughout the years.

LAUNCHING NEW INITIATIVES FOR 1999

  The year just finished would have shown record earnings had we not sustained a significant loss due to a single customer's default on it's commercial loans. Complete details of our performance, of course, are found in the following pages.

  In spite of the loss taken on that one commercial relationship, earnings in other categories were strong and represented continued close attention to managing expenses and taxes , as well as the ongoing development of the bank's Asset Management and Trust Division.

  Our trust group has grown from managing no assets at its formation five years ago to managing more than $80 million last year. That growth and the corresponding increase in revenue came about even as the department experienced significant staff turnover. Michael Matthews, vice president and senior manager of the division, lead it through its growing pains and made a strong team even stronger.

  Effective October 1, we changed our bank name from Commercial National Bank of Westmoreland County to Commercial National Bank of Pennsylvania to reflect the expansion of its customer base beyond the confines of our headquarters county. We believe the change will help the bank evolve into a more regional community bank, creating a more favorable reception when our officers call on clients beyond the borders of Westmoreland County.

  Also in 1999, Commercial National committed itself, along with more than 1,000 banking peers, to General Colin Powell's "America's Promise" campaign, focusing volunteer efforts to develop and guide our nation's youth.

  Although we made the "America's Promise" committment as a public statement in 1999, the employees of Commercial National Bank always have devoted themselves to their communities through their time, talents and money contributed to their favorite causes. We greatly apprectiate those who help their neighbors, and so many others who partner with us to improve the quality of life for all we serve.

IMPLEMENTING PERSONNELL ADJUSTMENTS

  Several changes were made during the year to take better advantange of the unique skills of our talented and hard-working employees.

  Since our last annual report, we announced the appointments of... Kelly R. Moreman
  Assistant Vice President and
  Manager of Credit Services

  Patricial A. Nemchik
  Vice President and
  Business Development Officer

  Michael J. Palko
  Senior Vice President and
  Director of Technology

  Marsha J. Salley
  Assistant Vice President and
  Manager of Credit Card Sales

  Michael A. Schmidt
  Assistant Vice President and
  Sales Manager of Retail Banking

  James T. Vaughan
  Assistant Vice President and
  Trust and Investment Administrator

  Keith M. Visconti
  Senior Vice President and
  Senior Lending Officer

  During 1999, two long-time Commercial National employees passed away after serving both the corporation and its subsidiary bank in senior-management positions for many years.

  The contributions, loyalty and dedication of both Lois J. Lazarchik, retired executive vice president, and Sandra L. Neiderhiser, a vice president and manager of corporate and financial services at the time of her disability from an extended illness, were an inspiration to those who knew them personally and to those who worked with them professionally. We were enriched by having worked with them and have been made poorer by their loss.

  As you can see, 1999 was another busy but productive year for Commercial National. Certainly, the year 2000 promises to be just as exciting but no less challenging.

  Without question, these accomplishments could not have happened without the assistance provided to this organization by its shareholders, employees and clients. We appreciate your continued confidence and support.


/s/ Louis T. Steiner
Louis T. Steiner
Vice Chairman,
President and
Chief Executive Officer

Highlights of 1999

(At this point in the 1999 annual report, the following sentence appears in large print at the top of the left column to start off the highlights of 1999.)

                          While 1999 looked
                           to be finishing
                      as the strongest year yet
                       for Commercial National
                        National Financial...

 ...a loss recognized in the fourth quarter -and taken as the result of a major commercial loan default- led to a year-end that was not as profitable as we had hoped.
  Final, audited earinings for the year amounted to $3,203,605 (or $0.90 per share), down from the $4,932,611 (or $1.38 per share) that would have been realized without the loan charge-off.
  The decision to make the adjustment was made because of a substantial decline in in the value of collateral that the borrower pledged to support the loans, a discovery that greatly reduced the prospect of our receiving full repayment.
  Of course, the company is continuing to pursue vigorous collection efforts against the borrower to minimize the loss, but -in accordance with conservative accounting practices- the company preferred to assume the entire potential loss against what it expected to be record earnings, rather than to affect financial performance in the year ahead.
  Fortunately, as the following pages reveal, the overall financial standing of Commercial National Financial Corporation remains virtually unaffected by this incident, as the company remains heavily capitalized, maintains adequate reserves and anticipates strong earnings in the year 2000 and beyond.


MOST BUSINESS SEGMENTS SHOWED
STEADY GROWTH.
  Although the year ended with a downturn because of the single customer's commercial loan relationship default noted earlier, other segments of the business showed steady, if not robust, growth . Those improvements -together with tax advantages and continued close attention to managing the day-to-day expenses of the business -still generated a reasonable return for the corporation and its investors.
  The year-end price of Commercial National Financial Corporation stock (traded as CNAF on the Nasdaq Stock Market, Inc.) was affected strongly by the general market trends that developed during the year in the financial-services industry. The stock price slid in value by
7.5 percent from a per-share price of $19.88 at the end of 1998 to $18.50 per share at year-end 1999. Throughout the period, the stock traded at a per share price ranging from a low of $15.38 to a high of $21.50.
  Total deposits managed by the corporation grew only slightly during the year -about 2.4 percent- from $266.4 million in 1998 to $272.9 million by the end of 1999.
  The slow growth in interest-bearing deposit categories was attributed to the continuing preference customers displayed for investments placed with other less-traditional service providers, despite the potential risks attendant with such instruments.
  The 1999 Commercial National loan portfolio grew by nearly 7 percent to $204.9 million from $192.2 million a year ago. Most of that improvement was found in the commercial-


(At this point in the 1999 annual report, there appears three bar graphs occupying the bottom third of the page starting at the second column and extending to the third column.)

              Annual Share Price Appreciation

1995                  $10.07
1996                  $18.00
1997                  $18.25
1998                  $19.88
1999                  $18.50



                Dividends Paid Per Share

1995                    $0.28
1996                    $0.31
1997                    $0.35
1998                    $0.42
1999                    $0.60


                        Deposit Base Growth

1995                    $230,736
1996                    $238,808
1997                    $260,690
1998                    $266,461
1999                    $272,947


(At this point in the 1999 annual report, the following text begins at the top of the third column and continues.)

mortgage segment, which showed a 13 percent improvement over a year ago, increasing by $7.2 million in spite of continuing pricing pressure from competition and relatively sharp interest-rate increases that began at mid-year.
  Other categories posting growth at the end of the year were...
 - commerical loans by more than 10 percent,
 - construction loans by more than 55 percent, and
 - tax-free loans by more than 14 percent.
  The company continued to de-emphasized its promotion of products that were more likely to generate high losses (such as credit card loans), and concentrated instead on building high-quality business in other categories such as commercial, home-equity and residential mortgage loans.
  Total interest income for the year was up by about $636,000 or slightly more than 2 percent from $23.6 million a year ago to $24.3 million at year-end. Interest expense, however, decreased slightly at the same time by nearly 3 percent, declining by about $305,000 from the prior year. The resulting net interest income of $14.3 million was up by almost $941,000 or 7 percent from the $13.3 million realized in the prior year.
  Other operating income was up from $1.73 million to $1.99 million.
The 14.5 percent gain resulted from mid-year increases implemented in service charges for selected deposit products and fees for use of automatic teller machines not owned by the company. Limited promotion of home-equity installment and residential mortgage loans and asset management and trust sevices also contributed to the improvement.

  From the developing venture of Commercial National Insurance
Services (a partnership between Gooder & Mary, Inc. and Commercial National Investment Corporation), we expect to continue providing customers with unparalleled financial service from a single location while generating additional non-interest revenue for the corporation.
  The post-tax return on average assets declined to 0.95 percent from the 1.46 percent return posted for each of the preceeding two years, the drop attributed principally to the fourth-quarter commercial loan charge-off. Total assets of the corporation grew to $355 million at the end of 1999 from $326 million in the year prior, marking an improvement of more than 8 percent.

TECHNOLOGY CAPTURED OUR ATTENTION AND
DEMANDED ALLOCATION OF RESOURCES.
  By July, customers of Commercial National gained the ability to access their banking information from any Internet-connected computer anywhere in the world. Having previously established a presence on the World Wide Web at www.cnbthebank.com, the company advanced from a proprietary, PC-based banking program to an improved Web version that provides comprehensive banking and calculation services, generating about 80,000 hits per month.
  For all of last year and for the several months preceding, Commercial National fixed, adjusted and tested its innumerable data and


(At this point in the 1999 annual report, there appears a bar graph occupying first column as set out in the following table.)

                     Loan Portfolio Growth

1995                 $144,523
1996                 $160,048
1997                 $183,639
1998                 $192,239
1999                 $204,960


(At this point in the 1999 annual report, there appears a bar graph, occupying the full column width, as set in the following table.)


                 Interest: Income, Expense & Net

1995              $19,222        $ 8,252       $10,970
1996              $19,947        $ 8,445       $11,502
1997              $21,882        $ 9,677       $12,205
1998              $23,667        $10,318       $13,349
1999              $24,303        $10,013       $14,289


(At this point, the text reverts back to full-column width starting with the second column.)

electronic systems to be sure that service would be delivered efficiently without interruption with the arrival of January 1, 2000.
Our "Year 2000 Committee," comprising key employees with the knowledge and ability to avoid a major system shutdown, committed the necessary time and financial resources to get the job done ahead of schedule. The year arrived without disruption, reinforcing what customers had been told since mid-year -that Commercial National indeed was "Y2K-OK."

OUR STAFF MET THE CHALLENGES OF A FIERCELY
COMPETITIVE BUSINESS.

  During the year, an amitious service-training program was implemented to provide the entire Commercial National customer-service staff with additional skills to uncover and meet the changing customer needs that continue to emerge from a diverse customer base across our marketplace.

(At this point in the 1999 annual report, there appears a bar graph occupying one-third of the middle column as set out in the following table.)

                 Post Tax Return On Average Assets

1995                  1.43%
1996                  1.39%
1997                  1.39%
1998                  1.46%
1999                  0.95%


(At this point in 1999 annual report, the following text runs along the left of the bar graph occupying the remaining two-thirds of the column that the graph did not use.)

  Several of those employees were recognized by the company with the presentation of awards for their personal efforts to improve financial or service performance. At our Employees' Annual Meeting in May, the company presented its 1999 Chairman's Award to...
   - Keith M. Visconti
     Senior Vice President
     and Senior Lending Officer
 ...for his performance as senior lender and as a leader of the company's business-development effort, which acquired new customers and generated new revenue.
  At the same meeting, the bank's President's Award was conferred upon...
   - Mary E. Resetar
     Customer Service Representative
     West Newton Office
 ...for above-average sales results and her consistent attention to the needs of customers, both inside and outside the company,
   - Jennifer L. Battaglia
     Customer Service Officer
     Latrobe Office
 ...for supporting the Credit Services Department as a fill-in credit analyst while the company sought a full-time replacement,
 ...and to
   - Cheryl L. Yvanek
     Banking Associate
     Ligonier Office
 ...for her consistent accuracy in maintaining perfect balances at her teller station, month after month.

THE COMMUNITIES AROUND US
GREW WITH US.
  Continuing its participation in the communities where it does business, Commercial National again recognized more than 90 civic and charitable groups during the year with presentation of contributions and pledges for in-kind service amounting to nearly $100,000. At annual "Community Appreciation Day" events held in September, representatives from nonprofit agencies serving Greensburg, Hempfield Township, Latrobe, Ligonier Township, Unity Township, Murrysville and West Newton received their contributions as the company reinforced its commitment to maintaining the quality of life in its marketplace.
  Despite the difficult events dealt with as the year came to a close, we're confident that our Commercial National managers and staff are committed to safeguarding and improving the investments of our shareholders, maintaining the vitality of our communities and continuing to build an independent community bank of which we all can remain proud.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Financial Condition
-------------------------------------------------------------------------------

                                                             December 31,
                                                      -------------------------
                                                       1999              1998
ASSETS
-------------------------------------------------------------------------------
  Cash and due from banks on demand               $  8,654,617      $ 7,655,963
  Interest bearing deposits with banks                 558,781           67,935
  Federal funds sold                                 5,750,000             -
  Securities available for sale                    124,743,186      119,103,480

 Loans                                             204,959,798      192,239,249
     Unearned income                                  (120,463)        (124,089)
     Allowance for loan losses                      (1,919,453)      (1,914,174)
                                                   ----------------------------
 Net loans                                         202,919,882      190,200,986
                                                   ----------------------------
 Premises and equipment                              6,304,454        6,027,496
 Accrued interest receivable                         2,057,925        2,210,909
 Other assets                                        4,309,145        1,112,584
-------------------------------------------------------------------------------
      Total Assets                               $ 355,297,990    $ 326,379,353
                                                  ============     ============
LIABILITIES
-------------------------------------------------------------------------------
  Deposits
   Non-interest-bearing                          $  41,534,998    $  44,518,765
   Interest-bearing                                231,412,405      221,941,756
                                                   ----------------------------
      Total deposits                               272,947,403      266,460,521

  Short-term borrowings                             15,000,000        3,775,000
  Other liabilities                                  2,946,694        2,982,183
  Long-term borrowings                               25,000,000      10,000,000
-------------------------------------------------------------------------------
      Total liabilities                            315,894,097      283,217,704
                                                   ----------------------------
Shareholders' Equity
-------------------------------------------------------------------------------
  Common stock, par value $2; 10,000,000 shares authorized;
   3,600,000 issued; 3,539,643 and 3,600,000 shares
   outstanding in 1999 and 1998                      7,200,000        7,200,000

  Retained earnings                                 35,190,986       34,133,006
  Accumulated other comprehensive income -
   net of deferred taxes $(931,218) and
   $942,028 in 1999 and 1998                        (1,807,660)       1,828,643
  Treasury stock at cost; 60,357 shares in 1999     (1,179,433)            -
                                                  -----------------------------
      Total shareholders' equity                    39,403,893       43,161,649
-------------------------------------------------------------------------------
   Total Liabilities and Shareholders' Equity    $ 355,297,990    $ 326,379,353
                                                  ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Income
-------------------------------------------------------------------------------

                                             Years Ended December 31,
                                          -----------------------------------
                                            1999         1998         1997
Interest Income
-----------------------------------------------------------------------------
 Interest and fees on loans             $16,693,455  $16,755,493  $15,312,410
 Interest and dividends on securities:
   Taxable                                5,432,186    4,967,679    4,827,530
   Exempt from federal income taxes       2,043,482    1,894,515    1,694,422
 Interest on deposits with banks             10,824        7,858        7,167
   Interest on federal funds sold           122,785       41,547       40,363
-----------------------------------------------------------------------------
      Total interest income              24,302,732   23,667,092   21,881,892

Interest Expense                         10,013,456   10,318,581    9,677,138
-----------------------------------------------------------------------------
Net Interest Income                      14,289,276   13,348,511   12,204,754

Provision for Loan Losses                 3,289,706      435,000      270,000
-----------------------------------------------------------------------------
      Net interest income after provision
      for loan losses                    10,999,570   12,913,511   11,934,754

Other Operating Income
-----------------------------------------------------------------------------
 Service charges on deposit accounts        691,899      584,783      572,124
 Other service charges and fees             616,811      530,530      382,332
 Net security gains                        (349,940)      10,113       11,561
 Trust department income                    304,998      240,418      164,430
 Other income                               721,452      367,246      358,622
-----------------------------------------------------------------------------
      Total other operating income        1,985,220    1,733,090    1,489,069
                                          -----------------------------------
Other Operating Expenses
-----------------------------------------------------------------------------
 Salaries and employee benefits           5,111,197    4,883,607    4,664,107
 Net occupancy expense                      580,883      604,730      543,407
 Furniture and equipment expense            712,922      601,934      617,402
 Pennsylvania shares tax                    344,333      306,602      278,192
 Other expenses                           2,544,746    2,143,771    1,960,329
-----------------------------------------------------------------------------
      Total other operating expenses      9,294,081    8,540,644    8,063,437
                                          -----------------------------------
Income Before Income Taxes                3,690,709    6,105,957    5,360,386
                                          -----------------------------------
Income Tax Expense                          487,104    1,465,071    1,273,777
-----------------------------------------------------------------------------
      Net Income                        $ 3,203,605  $ 4,640,886  $ 4,086,609
                                        ===========  ===========  ===========
      Net Income Per Common Share       $      .90  $      1.29  $      1.14
                                        ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------

                                                                   Accumulated
                                                                      Other                      Total
                                          Common     Retained     Comprehensive    Treasury    Shareholders'
                                           Stock     Earnings      (Loss)Income     Stock        Equity
------------------------------------------------------------------------------------------------------
Balance - January 1, 1997               $ 3,600,000  $ 31,777,511      $  10,743         -      $35,388,254

COMPREHENSIVE INCOME

Net income                                     -        4,086,609           -            -        4,086,609

Other comprehensive income, net
of tax:
  Unrealized net gains on securities
  of $237,778, net of reclassification
  adjustment for gains included in net
  income of ($7,630)                           -             -           230,148         -          230,148
                                                                                                 ----------
TOTAL COMPREHENSIVE INCOME                                                                        4,316,757


Cash dividends declared
  $.35 per share                               -       (1,260,000)          -            -       (1,260,000)
------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997               3,600,000    34,604,120        240,891         -       38,445,011

COMPREHENSIVE INCOME

Net income                                     -        4,640,886           -            -        4,640,886

Other comprehensive income, net
of tax:
  Unrealized gains on securities
  of $1,594,427, net of reclassification
  adjustment for gains included in net
  income of ($6,675)                           -             -         1,587,752         -        1,587,752
                                                                                                  -----------
TOTAL COMPREHENSIVE INCOME                                                                        6,228,638
Stock split in the form of a dividend     3,600,000    (3,600,000)          -            -             -
Cash dividends declared
  $.42 per share                               -       (1,512,000)          -            -       (1,512,000)
-------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998               7,200,000    34,133,006      1,828,643         -       43,161,649

COMPREHENSIVE INCOME

Net income                                     -        3,203,605           -            -        3,203,605

Other comprehensive income, net
of tax:
  Unrealized net losses on securities
  of $(3,867,263), net of reclassification
  adjustment for losses included in net
  income of $230,960                           -             -        (3,636,303)        -       (3,636,303)
                                                                                                 -----------
TOTAL COMPREHENSIVE LOSS                                                                         (  432,698)


Cash dividends declared
  $.60 per share                               -       (2,145,625)          -            -       (2,145,625)

Purchases of treasury stock                    -             -              -     $(1,179,433)   (1,179,433)
-------------------------------------------------------------------------------------------------------------

Balance - December 31, 1999              $7,200,000   $35,190,986    $(1,807,660) $(1,179,433)   $39,403,893
                                         ===========  ============    =========== ============   ============


The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------

                                                               Years ended December 31,
                                                    ------------------------------------------
                                                        1999           1998            1997
----------------------------------------------------------------------------------------------
Operating Activities
 Net income                                        $  3,203,605   $  4,640,886   $   4,086,609
 Adjustments to reconcile net income
  to net cash provided by operating activities
 Depreciation and amortization                          717,001        604,772         593,862
 Loss on sale of other real estate                         -              -              6,446
 Provision for loan losses                            3,289,706        435,000         270,000
 Net amortization of securities
  and loan fees                                          77,801        202,283         153,615
 Net security gains                                     349,940        (10,113)        (11,561)
 Decrease (increase) in interest receivable             152,984        234,255        (300,441)
 Increase in interest payable                           316,569         52,939         198,258
 (Decrease) increase in taxes payable                    (3,307)        23,409           3,591
 (Decrease) increase in taxes receivable               (963,219)          -             98,177
 Deferred tax (benefit) expense                        (118,693)        17,176         115,735
 (Decrease) increase in other liabilities              ( 69,128)      (130,976)          41,140
 Increase in other assets                              (403,630)      (185,021)       (174,276)
-----------------------------------------------------------------------------------------------
 Net cash provided by operating activities            6,549,629      5,884,610       5,081,155
-----------------------------------------------------------------------------------------------
Investing Activities
 Net (increase) decrease in deposits with other banks  (490,846)        63,002          22,730
 Decrease in federal funds sold                      (5,750,000)          -               -
 Purchases of securities available for sale         (69,437,582)   (25,334,138)    (34,966,171)
 Purchases of securities held to maturity                  -        (1,966,778)    (11,702,873)
 Maturities and calls of securities
  available for sale                                 28,192,935      7,654,065      12,311,659
 Proceeds from sales of securities
  available for sale                                 29,625,903      8,996,484       6,488,260
 Maturities and calls of securities
  held to maturity                                         -        12,175,000      12,095,000
 Net increase in loans                              (16,084,250)    (9,069,590)    (24,014,417)
 Proceeds from the sale of other real estate               -              -             266,473
 Purchases of premises and equipment                   (993,959)      (641,482)     (1,782,183)
-----------------------------------------------------------------------------------------------
 Net cash used by investing activities              (34,937,799)    (8,123,437)    (41,281,522)
-----------------------------------------------------------------------------------------------
Financing Activities
  Net increase in deposits                            6,486,882      5,770,764      21,881,686
  Net increase (decrease) in short-term borrowings   11,225,000    (14,075,000)     16,450,000
  Proceeds from long-term borrowings                 15,000,000     10,000,000            -
  Dividends paid                                     (2,145,625)    (1,512,000)     (1,260,000)
  Purchase of treasury stock                         (1,179,433)          -               -
-----------------------------------------------------------------------------------------------
  Net cash provided by financing activities          29,386,824        183,764      37,071,686
-----------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents      998,654     (2,055,063)        871,319
  Cash and cash equivalents at beginning of year      7,655,963      9,711,026       8,839,707
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  8,654,617   $  7,655,963    $  9,711,026
                                                   ============   ============    =============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                     $  9,696,887   $ 10,265,642    $  9,478,881
                                                   ============   ============    ============
      Taxes                                        $  1,598,200   $  1,423,900    $  1,172,800
                                                   ============   ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 1999, 1998, and 1997
-----------------------------------------------------------
1. Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements include the
accounts  of  Commercial  National  Financial  Corporation   (the
corporation)   and  its  wholly-owned  subsidiaries,   Commercial
National Bank of Pennsylvania (the bank) and Commercial National Investment Corporation. All material intercompany transactions have been eliminated.

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

Certain items of the consolidated financial statements for the years ended December 31, 1998 and 1997, have been reclassified to conform with the December 31, 1999 presentation. None of these reclassifications affected net income.


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

The corporation considers a loan to be impaired when based on information and events, it is probable that the corporation will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

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

Earnings per Share:

Earnings per share have been calculated on the weighted average number of shares outstanding of 3,578,894 shares in 1999, and 3,600,000 in 1998 and 1997. The weighted average number of shares outstanding has been adjusted for the effect of a two-for-one stock split in the form of a stock dividend more full described in Note 13.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). This statement redefines the standards for computing earnings per share (EPS) previously found in Accounting Principles Board opinion No. 15, "Earning Per Share." FAS 128 establishes new standards for computing and presenting EPS and requires dual presentation of "basic" and "diluted" EPS on the face of the income statement for all entities with complex capital structures. Under FAS 128, basic EPS is to be computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS is to reflect the potential dilution exercised or converted into common stock or resulted in the issuance of common stock

(At this point in the 1999 annual report, the page is still in three column format with the first column containing full text with the second and third columns having text occupy about a fourth of the page. The remaining space in the second and third columns consist of two tables that will be identified when approached.)


that then shared in the earnings of the corporation. FAS 128 also requires the restatement of all prior-period EPS data presented.
The corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to additional paid-in capital.

Comprehensive Income

As of January 1, 1998, the corporation adopted Statement of Financial Accounting Standards 130, Reporting Comprehensive Income
(FAS 130). FAS 130 established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the corporation's net income or shareholders' equity. FAS 130 requires unrealized gains or losses on the corporation's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of FAS 130.

Cash and Cash Equivalents

For purposes of reporting cash flows, the corporation has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks on demand".

2. Cash and Due from Banks on Demand

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and non-personal time deposits (deposits with original maturities of 14 days or more). Reserves are maintained in the form of vault cash or a non-interest-bearing balance held with the Federal Reserve Bank. The bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The amount so restricted at December 31, 1999 and 1998 was $2,549,000 and $2,675,000,
respectively.

3. Securities
The amortized cost and estimated market values of securities are as follows:

                                                 Gross       Gross       Estimated
                                  Amortized   Unrealized  Unrealized      Market
                                    Cost         Gains       Losses        Value
----------------------------------------------------------------------------------
Securities Available for Sale:
December 31, 1999
U.S. Treasury securities        $ 3,002,818   $    5,312   $     -      $  3,008,130
Obligations of U.S. Government
 agencies                        14,497,290        6,120       60,218     14,443,192
Obligations of states and
 political subdivisions          51,542,799      371,814      903,809     51,010,804
Mortgage-backed securities       55,067,520         -       2,158,098     52,909,422
Other securities                  3,371,638         -            -         3,371,638
------------------------------------------------------------------------------------
                               $127,482,065   $  383,246   $3,122,125   $124,743,186
                                ===========   ==========   ==========  =============


December 31, 1998
U.S. Treasury securities       $ 15,577,778   $  156,617   $    -     $ 15,734,395
Obligations of U.S. Government
 agencies                        20,986,555      313,700       2,855    21,297,400
Obligations of states and
 political subdivisions          36,454,587    1,916,896         239    38,371,244
Mortgage-backed securities       40,917,290      386,551        -       41,303,841
Other securities                  2,396,600         -           -        2,396,600
----------------------------------------------------------------------------------
                               $116,332,810   $2,773,764   $  (3,094) $119,103,480
                                ===========   ==========   ==========  ===========


The amortized cost and estimated market values of securities at December 31, 1999, by contractual maturity, are shown below. Mortgage-backed security maturities are based upon their contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                     Securities Available
                                           for Sale
--------------------------------------------------------------------------
                                     Amortized   Estimated
                                       Cost     Market Value
--------------------------------------------------------------------------
Due within 1 year                  $ 14,295,648  $ 14,306,369
Due after 1 but within 5 years       28,575,549    28,277,100
Due after 5 but within 10 years      50,537,412    49,241,329
Due after 10 years                   30,701,818    29,546,750
Equity securities                     3,371,638     3,371,638
--------------------------------------------------------------------------
                                   $127,482,065  $124,743,186
                                   ============  ============

(The following test reverts back to the one-column format measuring two columns wide.)

Securities with amortized cost and market values, respectively, of $62,760,127 and $60,739,684 at December 31, 1999 and $11,798,395
and $12,210,441 at December 31, 1998, were pledged to secure public deposits and for other purposes required or permitted by law.

Proceeds from sales and calls of securities were $29,625,903, $17,361,371 and $13,608,361 during 1999, 1998 and 1997, respectively. Gross gains of $243,708, $17,915 and $20,187 and gross losses of $593,648, $7,802 and $8,626 were realized on those sales and calls during 1999, 1998 and 1997, respectively.

Other securities consist of Federal Reserve Bank stock, an equity security, with book and market values of

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
--------------------------------------------------------------

(The following text measures two columns wide in a three column format.)

$108,000 at December 31, 1999 and 1998 and Federal Home Loan Bank stock, an equity security, with book and market values of $3,254,700 and $2,276,100 at December 31, 1999 and 1998, respectively.
Also included in other securities is an investment in Commercial National Insurance Services, with book and market values of $8,938 and $12,500 at December 31, 1999 and 1998, respectively.

The   corporation  did  not  hold  any  derivative  financial
instruments such as futures, forwards, swap or option contracts at December 31, 1999 or December 31, 1998. Also included in the investment portfolio are mortgage-backed securities which are subject to prepayment risk as a result of interest rate fluctuations.

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

The changes in net unrealized holding gain or loss on securities available for sale that has been included in the separate component of shareholders' equity for the year ended
December 31, is as follows:

(At this point in the 1999 annual report, a table appears in one column format measuring two columns wide.)

                                                1999        1998         1997
--------------------------------------------------------------------------------
Gross change in unrealized (loss) gain
  on securities available for sale         $(5,509,549)  $2,405,684   $  348,711
Deferred tax (benefit) gain                 (1,873,246)     817,932      118,563
-------------------------------------------------------------------------------
Net change in unrealized (loss) gain
  on securities available for sale         $(3,636,303)  $1,587,752   $  230,148
                                            ==========  ==========  ===========


4.  Loans
Loans are summarized as follows:

                                                December 31,
                                        --------------------------
                                             1999         1998
------------------------------------------------------------------
Commercial  loans                       $ 23,069,385  $ 20,893,911
Real estate loans - commercial            59,386,543    52,165,384
Real estate loans - construction           4,275,988     2,754,964
Real estate loans - other                 99,769,594    96,210,304
Installment loans                          4,396,065     5,388,246
Municipal loans                            4,290,289     3,757,563
Other loans                                9,771,934    11,068,877
------------------------------------------------------------------
                                        $204,959,798  $192,239,249
                                        ============  ============



The corporation's loan portfolio is collateralized with assets located primarily within Western Pennsylvania. Although the corporation has a diversified portfolio, exposure to credit loss can be adversely
impacted   by   downturns  in  local  economic   and   employment
conditions.

5.  Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

                                              1999           1998         1997
----------------------------------------------------------------------------------
Balance at January 1,                      $1,914,174    $ 1,882,251  $ 2,035,818
----------------------------------------------------------------------------------
Losses charged against allowance           (3,308,023)      (412,867)    (448,308)
Recoveries on previously charged-off loans     23,596          9,790       24,741
Provision charged to operating expense      3,289,706        435,000      270,000
----------------------------------------------------------------------------------
Balance at December 31,                    $1,919,453    $ 1,914,174  $ 1,882,251
                                           ==========    ===========  ===========

(At this point the following text is in three-column format occupying the third column.)

Impairment of loans having recorded investments of  $3,900,080 and $3,838,099 at December 31, 1999 and 1998, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 1999, 1998 and 1997 was $6,697,653, $4,545,916 and $3,231,563,
respectively. The total allowance for loan losses related to these loans was $95,181 and $429,512 at December 31, 1999 and 1998,
respectively. Interest income on impaired loans of $624,414, $331,642 and $258,241 was recognized for cash payments received in 1999, 1998 and 1997, respectively.

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

(At this point in the 1999 annual report, the table and following text appear in the first column.)

                                                        December  31,
----------------------------------------------------------------------------
                                                     1999           1998
----------------------------------------------------------------------------
Financial instruments whose contract amounts
  represent credit risk
    Commitments to extend credit                 $65,792,354     $44,315,527
    Standby letters of credit                    $ 1,787,191     $ 2,768,940
    Financial standby letters of credit          $ 4,154,814     $ 4,541,531


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


7.      Premises and Equipment

The depreciation and amortization on premises and equipment charged to operating expense amounted to $717,001 in 1999, and $604,772 in 1998.

The composition of premises and equipment at December 31, is as follows:

                                           1999         1998
----------------------------------------------------------------
  Premises                              $6,119,503   $6,101,386
  Leasehold improvements                   214,866      214,866
  Furniture and equipment                6,419,244    5,443,402
----------------------------------------------------------------
                                        12,753,613   11,759,654

  Less accumulated depreciation
    and amortization                     7,275,390    6,558,389
----------------------------------------------------------------
                                         5,478,223    5,201,265
  Land                                     826,231      826,231
----------------------------------------------------------------
                                        $6,304,454   $6,027,496
                                         =========    =========

 8.     Interest-Bearing Deposits

Interest bearing deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $37,315,340 and
$30,016,225  at  December 31, 1999 and 1998.  Interest  expense  related  to
certificates  of  $100,000  or  greater  was  $1,870,326,  $1,587,148   and
$1,577,237,  for the  years  ended  December  31,  1999,  1998  and   1997,
respectively.

Interest bearing deposits at December 31, are detailed as follows:

                                           1998            1997
---------------------------------------------------------------------
        Savings accounts              $ 45,991,977    $ 45,622,724
        NOW accounts                    13,056,700      12,598,378
        Money Market NOW accounts        9,235,891       8,811,086
        FIMM accounts                   46,098,370      42,210,709
        Time deposits                  117,029,467     112,698,859
---------------------------------------------------------------------
                                      $231,412,405    $221,941,756
                                       ===========     ===========

Included in time deposits at December 31, 1999 were certificates of deposit with the following scheduled maturities:

         2000                   $ 92,066,218
         2001                     14,611,248
         2002                      4,844,704
         2003                      3,236,549
         2004 and thereafter       2,270,748
                                ------------
                                $117,029,467
                                ============

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
------------------------------------------------------------


(At this point in the 1999 annual report, the folowing text and table is in one-column format measuring three columns wide.)

9.      Short-Term Borrowings

Short-term borrowings at December 31 were as follows:


                                            1999                            1998
-------------------------------------------------------------------------------------------------
                                Ending     Average   Average     Ending    Average   Average
                                Balance    Balance    Rate       Balance   Balance    Rate
-------------------------------------------------------------------------------------------------
Federal funds purchased      $      -     $ 2,168,767  5.37%    $ 1,775,000  $ 2,397,534   5.60%
Borrowings from
 Federal Home Loan Bank       15,000,000    6,412,260  5.53%      2,000,000    8,578,753   5.76%
-------------------------------------------------------------------------------------------------

                             $15,000,000  $ 8,581,027  5.49%    $ 3,775,000  $10,976,287   5.72%
=================================================================================================
Maximum total at any
month-end                    $25,000,000                       $20,450,000
                             ===========                       ===========

At December 31, 1999 the corporation had approved but unused borrowing with the Federal Home Loan Bank of $10,000,000.



(At this point in the 1999 annual report, the following text and tables are in one-column format measuring two columns wide.)

Interest expense on short-term borrowings for the years ended December 31 is detailed below:

                                               1999       1998       1997
----------------------------------------------------------------------------

Federal funds purchased                     $116,389   $134,332    $ 77,888
Federal Reserve Discount Window                  477       -           -
Borrowings from Federal Home Loan Bank       354,846    493,784     210,607
----------------------------------------------------------------------------
Total interest on short-term borrowings     $471,712   $628,116    $288,495
============================================================================

10.     Long-Term Borrowings

Long-term borrowings consist of Federal Home Loan Bank (FHLB) Advances which are collateralized by certain mortgages and investment securities. The bank is required to maintain an investment in the capital stock of the FHLB of Pittsburgh in an amount of either 1% of its mortgage related assets or .3% of its total assets (whichever is greater), as calculated at December 31 of each year.

Advances from the FHLB consist of the following:

                                 December 31, 1999          December 31, 1998
                              ----------------------      ---------------------
                                          Weighted                    Weighted
Stated Maturity               Amount   Average Rate       Amount   Average Rate
--------------                --------------------------------------------------

January 2001              $ 5,000,000     5.70%        $ 5,000,000     5.70%
December 2002               5,000,000     6.93%               -        -
December 2004               5,000,000     7.00%               -        -
November 2005               5,000,000     4.82%          5,000,000     4.82%
March 2009                  5,000,000     5.52%               -        -
                          -----------     -----        -----------     -----
                          $25,000,000     5.43%        $10,000,000     5.26%
                          ===========     =====        ===========     =====

Of the outstanding advances, $10,000,000 are convertible rate notes which carry an option, at the interest rate change date, to repay the advance without incurring a prepayment penalty.

(At this point in the 1999 annual report, the following text is in one column format starting with the third column about a third of the way down.)

Advances from the FHLB of Pittsburgh are secured by the bank's stock in the FHLB of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities and mortgage-backed securities issued or guaranteed by GNMA, FHLMC and FNMA to the extent that the defined statutory value must be at least equal to the advances outstanding. The maximum borrowing capacity at December 31, 1999, is $83,159,000. The advances are subject to restrictions or penalties in the event of prepayment.

11.     Employee Benefits Plans

The corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The corporation also has a supplemental retirement plan for certain employees. The expense for the employee benefit plans was $580,000, $506,572 and $520,978 for the years ended December 31, 1999, 1998 and 1997, respectively.

(At this point in the 1999 annual report, the following text and tables appear in one column format measuring two columns wide.)

12.     Income Taxes

The balance sheets include approximately $1,712,316 and $(279,623) of net deferred tax asset (liability) at December 31, 1999 and 1998, respectively. The components of the net deferred tax asset (liability) at December 31, 1999 and 1998 are as follows:

                                                December 31,
                                           ----------------------
                                             1999          1998
------------------------------------------------------------------
  Unrealized net losses on securities     $ 931,218     $    -
  Allowancee for loan losses                663,680       492,014
  Accrued benefits                          138,433       180,263
  Deferred loan fees                         40,957        42,190
  Premises and equipment                        405         1,161
------------------------------------------------------------------
  Total deferred tax assets               1,774,693       715,628

  Securities accretion                       62,377        53,223
  Unrealized gain on securities
    available for sale                         -          942,028
------------------------------------------------------------------
  Total deferred tax liabilities             62,377       995,251
------------------------------------------------------------------
  Net deferred tax asset                 $1,712,316     ($279,623)
                                         ===========    ==========


The total tax provision or credit for financial reporting purposes differs from the amount computed by applying statutory rates to income before income taxes. The differences for the years ended December 31, are as follows:

                                                 1999         1998         1997
-----------------------------------------------------------------------------------
 Tax at statutory rates                      $1,254,841   $2,076,611   $1,822,531
  Increase (decrease) resulting from:
    Non-taxable interest and dividend income   (759,541)    (700,181)    (626,324)
    Non-deductible interest expense              90,021       89,263       79,904
    Life insurance                             (105,819)    (  7,458)    (  8,589)
    Other                                         7,602        6,836        6,255
-----------------------------------------------------------------------------------
  Total tax provision                        $  487,104   $1,465,071   $1,273,777
                                              =========    =========    ==========



13.     Stock Split

On November 17, 1998, the Board of Directors approved a two-for-one stock split effected in the form of a stock dividend to shareholders of record on December 15, 1998. The stock split in the form of a stock dividend has been given retroactive effect and per share data for the prior period presented has been restated.

14.     Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 1999 and 1998, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the corporation's financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the corporation. It is the corporation's general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

(At this point in the 1999 annual report, the text appears in one column format starting with the third column.)

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

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
-----------------------------------------------------------------------

(At this point in the 1999 annual report, the following text and table appear in one column format measuring two columns wide.)

SHORT-TERM BORROWINGS: The carrying amounts for short-term borrowings approximate the estimated fair value of such liabilities.

LONG-TERM BORROWINGS: Fair values of fixed rate borrowings are estimated by discounting the future cash flows using the corporation's estimated incremental borrowing rate for similar types of borrowing arrangements.

                                                               December 31,
---------------------------------------------------------------------------------------------------
                                                     1999                          1998
---------------------------------------------------------------------------------------------------
                                           Carrying         Fair         Carrying           Fair
                                            Amount          Value         Amount            Value
---------------------------------------------------------------------------------------------------
Financial assets
  Cash and short term investments      $  14,963,398  $  14,963,398   $   7,723,899    $  7,723,899
  Securities available for sale          124,743,186    124,743,186     119,103,480     119,103,480
  Loans, net of reserve                  202,919,882    203,460,163     190,200,986     196,094,171
  Accrued interest receivable              2,057,925      2,057,925       2,210,909       2,210,909

Financial liabilities
  Deposits                              $272,947,403   $273,642,038    $266,460,521    $268,140,263
  Short-term borrowings                   15,000,000     15,000,000       3,775,000       3,775,000
  Accrued interest payable                 1,604,041      1,604,041       1,287,472       1,287,472
  Long-term borrowings                    25,000,000     24,581,867      10,000,000      10,068,773
----------------------------------------------------------------------------------------------------


15.  Related Party Transactions

Some of the corporation's or the bank's directors, principal officers, principal shareholders, and their related interests had transactions with the bank in the ordinary course of business during 1999. All loans and commitments to loans in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions. In the opinion of management, these transactions do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $7,218,856 and $5,206,868 at December 31, 1999 and 1998.

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 for the years ended December 31:



                                               1999               1998
--------------------------------------------------------------------------
      Balances at January 31,             $5,007,250          $2,141,813
      Advances                             2,122,457           4,255,836
      Repayments                          (3,589,316)         (1,390,399)
--------------------------------------------------------------------------
      Balances at December 31,            $3,540,391          $5,007,250
                                          ===========         ===========

During 1999, the corporation elected two new directors, thus the aggregate amount of credit extended and the balances and activity for 1998 has been restated to reflect the addition of the new directors.


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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital
(as defined). Management believes, as of December 31, 1999, that the corporation and the bank meet all capital adequacy requirements to which they are subject.

As  of  December  31,  1999,  the most recent  notification  from  the
regulatory  agencies   categorized the  bank  as  well capitalized under
the regulatory framework for prompt corrective action. To be categorized as well capitalized the corporation and the bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed those categories.

                                                                                            To Be Well Capitalized
                                                                       For Capital               Under Prompt
                                                Actual              Adequacy Purposes    Corrective Action Provisions:
----------------------------------------------------------------------------------------------------------------------
                                             Amount     Ratio       Amount      Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1998:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $43,131,006  20.8%     $16,592,553    >8.0%
  Commercial National Bank                    43,150,074  20.8%      16,591,455    >8.0%       20,739,319   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (To Risk Weighted Assets)

  Commercial National Financial Corp.         41,211,553  19.9%       8,296,276    >4.0%
  Commercial National Bank                    41,230,621  19.9%       8,295,727    >4.0%       12,443,591    >6.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         41,211,553  11.8%      10,505,245    >3.0%
  Commercial National Bank                    41,230,621  11.8%      10,504,838    >3.0%       19,407,136   >5.0%
----------------------------------------------------------------------------------------------------------------------

                                                                  As of December 31, 1998:
----------------------------------------------------------------------------------------------------------------------
Total Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.        $43,247,180  23.1%     $15,007,898    >8.0%
  Commercial National Bank                    43,258,545  23.1%      15,006,498    >8.0%       18,758,122   >10.0%
----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Risk Weighted Assets)

  Commercial National Financial Corp.         41,333,006  22.0%       7,503,949    >4.0%
  Commercial National Bank                    41,344,371  22.0%       7,503,249    >4.0%       11,254,873   >6.0%
-----------------------------------------------------------------------------------------------------------------------
Tier I Capital (to Average Assets)

  Commercial National Financial Corp.         41,333,006  12.8%       9,712,796    >3.0%
  Commercial National Bank                    41,344,371  12.8%       9,712,696    >3.0%       16,187,827   >5.0%
-----------------------------------------------------------------------------------------------------------------------


(At this point the following text occupies two columns of the three column format. It begins in the first column a little more than three-quarters of the way down the page.)


The amount of funds available to a parent from its subsidiary bank is limited for all national banks by restrictions imposed by the Comptroller of
the  Currency.   Dividends  from  the bank were  restricted  not  to  exceed
$5,841,000 at December 31, 1999. These restrictions have not had, and are not expected to have, a significant impact on the corporation's ability to meet its cash obligations.

Commercial National Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)
-------------------------------------------------------------------------

17. Condensed Financial Information fo Commercial National Financial Corporation (Parent Only)

Balance Sheets
-----------------------------------------------------------------------
                                                   December 31,
                                                1999          1998
                                           ----------------------------
    Assets:
     Cash                                  $      4,620   $      6,441
     Investment in subsidiaries              39,438,719     43,193,014
-----------------------------------------------------------------------
                                           $ 39,443,339   $ 43,199,455
                                            ===========    ===========
    Liabilities and shareholders' equity:
     Accounts payable                      $     39,446   $     37,806
     Shareholders' equity                    39,403,893     43,161,649
-----------------------------------------------------------------------
                                           $ 39,443,339   $ 43,199,455
                                            ===========    ===========

Statements of Income and Changes in Retained Earnings
------------------------------------------------------------------------
                                                              Years Ended December 31,
                                                    ------------------------------------------
                                                        1999           1998           1997
  Dividends and fees from subsidiaries             $  3,472,058   $  1,582,000   $  1,380,000
  Expenses                                              152,245        109,997         78,824
                                                    ------------------------------------------
                                                      3,319,813      1,472,003      1,301,176
  Applicable tax benefit (expense)                        1,784         13,014        (14,000)
                                                    ------------------------------------------
                                                      3,321,597      1,485,017      1,287,176
  Equity in undistributed earnings of subsidiaries     (117,992)     3,155,869      2,799,433
                                                    ------------------------------------------
  Net income                                          3,203,605      4,640,886      4,086,609
  Retained earnings January 1,                       34,133,006     34,604,120     31,777,511
  Dividends paid                                     (2,145,625)    (1,512,000)    (1,260,000)
  Stock split                                              -        (3,600,000)          -
                                                    ------------------------------------------
  Retained earnings December 31,                    $35,190,986    $34,133,006    $34,604,120
                                                     ==========     ==========     ===========

Statements of Cash Flows
                                                                Years Ended December 31,
                                                         -------------------------------------
                                                            1999         1998          1997
----------------------------------------------------------------------------------------------
 Operating activities:
 Net income                                             $ 3,203,605  $ 4,640,886  $  4,086,609
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Equity in undistributed earnings of subsidiaries       117,992   (3,155,869)   (2,799,433)
     Increase (decrease) in accounts payable                  1,640       (9,100)       29,344
                                                         --------------------------------------
 Net cash provided by operating activities                3,323,237    1,475,917     1,316,520
                                                         --------------------------------------
 Investing activities:
   Investment subsidiary                                       -         (20,000)         -

 Financing activities:
   Dividends paid                                        (2,145,625)  (1,512,000)   (1,260,000)
   Purchase of treasury stock                            (1,179,433)        -             -
                                                         --------------------------------------
         Net cash used by financing activities           (3,325,058)  (1,512,000)   (1,260,000)
 Net increase (decrease) in cash                             (1,821)     (56,083)       56,520
 Cash at beginning of year                                    6,441       62,524         6,004
                                                         --------------------------------------
 Cash at end of year                                    $     4,620   $    6,441    $   62,524
                                                        ===========   ==========    ==========

(At this point, the following text is in the second and third columns of the three-column format. The address to the Board and shareholders is located at the top of first column.)

Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiaries
Latrobe, PA

Report of Stokes Kelly & Hinds, LLC  Independent Certified Public Accountants
--------------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of Commercial National Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in share-holders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Stokes Kelly & Hinds, LLC
January 28, 2000
Pittsburg, Pennsylvania

Logo

Stokes Kelly & Hinds, LLC
Certified Public Accountants & Business Advisors


Management's Statement on Financial Reporting
---------------------------------------------

The management of Commercial National Financial Corporation and its subsidiaries, Commercial National Bank of Pennsylvania and
Commercial National Investment Corporation, are responsible for the preparation, content and integrity of the financial statements contained in this annual report and all other information in the other sections of the annual report, including amounts that must necessarily be based on management's judgements and estimates. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all respects, the substance of events and transactions that should be included, and that the other information in the annual report is consistent with those financial statements. In meeting its responsibility for the reliability of the financial statements, management depends upon the bank's accounting system and related internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system is augmented by written policies and procedures and by examinations performed by our internal audit staff which reports to the Board of Directors through the Board's Audit Committee.

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

Commercial National Financial Corporation and Subsidiaries
Quarterly Summary of Financial Data (Unaudited)
----------------------------------------------------------------

The unaudited quarterly results of operations for the years ended
December 31, 1999 and December 31, 1998 are  as follows:

                                                          1999
                                      ----------------------------------------------
                                        First      Second       Third       Fourth
                                       Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------
Interest income                       $5,956,183  $5,975,508  $6,123,967  $6,247,074
Interest expense                       2,409,985   2,411,734   2,497,350   2,694,387
                                       ---------------------------------------------
  Net interest income                  3,546,198   3,563,774   3,626,617   3,552,687

Provision for loan losses                120,000     120,000     165,000   2,884,706
                                       ---------------------------------------------
  Net interest income after
  provision for loan losses            3,426,198   3,443,774   3,461,617     667,981

Other income (including security
   transactions)                         539,806     490,705     528,743     425,966

Other expenses                         2,271,739   2,268,946   2,306,697   2,446,699
                                       ---------------------------------------------
  Income before taxes                  1,694,265   1,665,533   1,683,663  (1,352,752)
Applicable income taxes                  407,800     406,100     420,500    (747,296)
------------------------------------------------------------------------------------
  Net income                          $1,286,465  $1,259,433  $1,263,163  $ (605,456)
                                       =========   =========   =========   =========
Earnings per share                    $      .36  $      .35  $      .35  $     (.16)
                                       =========   =========   =========   =========


                                                          1998
                                       ---------------------------------------------
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

                                                          Cash Dividend
1999                              High         Low          Per Share
------------------------------------------------------------------------
First Quarter                    $21.50      $19.50          $ .13
Second Quarter                    20.00       17.875           .15
Third Quarter                     19.25       17.00            .15
Fourth Quarter                    21.25       15.375           .17


1998
------------------------------------------------------------------------
First Quarter                    $19.25      $17.75          $ .10
Second Quarter                    19.375      18.50            .10
Third Quarter                     20.125      18.50            .11
Fourth Quarter                    21.00       18.375           .11


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

                                                               Years Ended December 31
                                         -------------------------------------------------------------------
                                            1999          1998          1997           1996           1995
-------------------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees on loans           $ 16,693,455  $ 16,755,493  $ 15,312,410  $  13,549,080   $ 12,843,170
  Interest and dividends on securities    7,475,668     6,862,194     6,521,952      6,305,557      6,138,993
  Interest on money market investments      133,609        49,405        47,530         92,930        240,311
-------------------------------------------------------------------------------------------------------------
Total interest income                    24,302,732    23,667,092    21,881,892     19,947,567     19,222,474
Interest Expense
  Deposits                                8,749,173     9,537,002     9,388,643      8,394,110      8,251,854
  Short-term borrowings                     471,712       493,784       288,495         51,016            365
  Long-term borrowings                      792,571       287,795          -              -              -
-------------------------------------------------------------------------------------------------------------
Total Interest Expense                   10,013,456    10,318,581     9,677,138      8,445,126      8,252,219
-------------------------------------------------------------------------------------------------------------
Net interest income                      14,289,276    13,348,511    12,204,754     11,502,441     10,970,255
Provision for loan losses                 3,289,706       435,000       270,000        105,000         90,000
-------------------------------------------------------------------------------------------------------------
Net interest income after provision
   for loan losses                       10,999,570    12,913,511    11,934,754     11,397,441     10,880,255
Other operating income                    1,985,220     1,733,090     1,489,069      1,256,190      1,112,942
Other operating expenses                  9,294,081     8,540,644     8,063,437      7,644,576      7,046,171
-------------------------------------------------------------------------------------------------------------
Income before taxes                       3,690,709     6,105,957     5,360,386      5,009,055      4,947,026
Applicable income taxes                     487,104     1,465,071     1,273,777      1,252,589      1,253,833
-------------------------------------------------------------------------------------------------------------
Net income                             $  3,203,605  $  4,640,886  $  4,086,609   $  3,756,466   $  3,693,193
                                       ============  ============  ============   ============   ============
Per Share Data
  Net income                           $        .90  $       1.29  $       1.14   $       1.04   $       1.03
  Dividends declared                   $        .60  $        .42  $        .35   $        .31   $        .28
  Average shares outstanding (a)          3,578,894     3,600,000     3,600,000      3,600,000      3,600,000


At End of Period
  Total assets                         $355,297,990  $326,379,353  $319,741,956   $278,110,524   $266,176,018
  Securities                            124,743,186   119,103,480   118,382,089    102,355,972    103,480,616
  Loans and leases, net of
    unearned income                     204,839,335   182,115,160   183,481,157    159,935,523    144,288,002
  Allowance for loan losses               1,919,453     1,914,174     1,882,251      2,035,818      2,081,700
  Deposits                              272,947,403   266,460,521   260,689,757    238,808,071    230,736,311
  Shareholders' equity                   39,403,893    43,161,649    38,445,011     35,388,254     33,036,470

Key Ratios
  Return on average assets                      .95%         1.46%         1.39%          1.39%          1.43%
  Return on average equity                     7.50         11.47         11.14          11.02          11.80
  Net loan-to-deposit ratio                   74.34         71.38         69.66          66.12          61.63
  Dividend payout ratio (dividends
    declared divided by net income)           66.98         32.58         30.83          29.87          27.29
  Equity-to-assets ratio (average equity
    divided by average total assets)          12.68         12.72         12.47          12.64          12.13

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


  INTRODUCTION

  The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of Commercial National Financial Corporation (the corporation) for the years ending on December 31, 1999, 1998 and 1997. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

  As previously noted in the 1999 Annual Report, the earnings performance of the corporation was affected materially by way of default on the loans of a single commercial relationship.

  In November 1998, the Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend to shareholders of record as of December 15, 1998. All per share data has been restated to allow meaningful comparison with prior periods.

  All material intercompany transactions have been eliminated in consolidation.

  RESULTS OF OPERATIONS

  Net income for 1999 was $3,203,605, compared to $4,640,886 in 1998 and $4,086,609 in 1997. Earnings per share were $.90 in 1999 compared to 1998's earnings of $1.29 per share. In 1997, earnings per share were $1.14.

  Return on average assets was .95% in 1999, 1.46% in 1998 and 1.39% in 1997. For the same years return on average equity was 7.50%, 11.47% and 11.14%, respectively.

  NET INTEREST INCOME

  The largest segment of earnings is represented by net interest income which is calculated by deducting the interest paid on interest-bearing liabilities from the interest received on interest-earning assets. In 1999, net interest income was $14,289,276 compared to $13,348,511 in 1998 and $12,204,754 in 1997.

  Average earning assets grew $18,875,552 in 1999, $20,956,507 in 1998 and $23,235,041 in 1997. Average interest-bearing liabilities increased $13,088,953 in 1999, $15,869,057 in 1998 and $20,639,642 in 1997. The return on earning assets, calculated on a tax-equivalent basis, equaled 7.94% in 1999 compared to 8.20% in 1998 and 8.14% in 1997. The cost-of-funds rate was 4.00% in 1999, 4.35% in 1998 and 4.36% in 1997. The tax-equivalent net interest margin was 4.82% in 1999, 4.78% in 1998 and 4.69% in 1997.

                                                                    Financial  Comparisons
                                               Consolidated Average Balance Sheet, Interest Income/Expense and Rates
                                              1999                              1998                             1997

                                             Interest                          Interest                         Interest
                                  Average    Income/   Yield or   Average      Income/    Yield or  Average     Income/     Yield oR
                                  Balance    Expense   Rate(a)    Balance      Expense    Rate(a)   Balance     Expense     Rate(a)
--------------------------------------------------------------------------------------------------------------------------------
Interest-earning Assets

  Loans(b)(c) net of
     unearned income           $194,664,755 $16,693,454  8.63%  $186,418,665  $16,755,493  9.03%  $169,849,234  $15,312,410  9.06%
  Taxable securities             82,519,029   5,432,186  6.58     77,380,692    4,967,679  6.42     77,615,939    4,827,530  6.22
  Non-taxable securities         40,568,028   2,043,482  7.63     36,888,885    1,894,515  7.78     32,285,316    1,694,422  7.95
  Interest-bearing deposits
     with banks                     136,426      10,824  7.93        108,280        7,858  7.26        110,211        7,167  6.50
  Federal funds sold              2,542,740     122,785  4.83        758,904       41,547  5.47        738,219       40,363  5.47
---------------------------------------------------------------------------------------------------------------------------------
Total earning assets            320,430,978  24,302,732  7.94    301,555,426   23,667,092  8.20    280,598,919   21,881,892  8.14

Non-interest-earning Assets
  Cash                            7,826,298                        7,027,443                         6,572,767
  Allowance for loan losses      (1,909,438)                      (1,876,326)                       (1,950,574)
  Other assets                   10,460,125                       11,117,942                         9,039,928
-----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-
     earning assets              16,376,985                       16,269,059                        13,662,121
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                   $336,807,963                     $317,824,485                      $294,261,040
                               ============                     ============                      ============

Liabilities and Shareholders' Equity

Interest-bearing Deposits
  NOW accounts                 $ 21,376,716     154,154   .72%  $ 20,709,992     350,081  1.69%   $ 20,204,634     386,186   1.91
  Money Market accounts          43,545,503   1,528,089  3.51     41,921,741   1,630,147  3.89      42,542,349   1,732,133   4.07
  Savings deposits               46,836,966   1,180,938  2.52     45,672,055   1,337,385  2.93      44,871,628   1,387,360   3.09
  Time deposits                 115,189,889   5,885,992  5.11    112,647,588   6,085,057  5.40     108,744,105   5,882,964   5.41
  Short-term borrowings           8,588,090     471,712  5.49     10,976,287     628,116  5.72       4,819,178     288,495   5.99
  Long-term borrowings           14,602,740     792,571  5.43      5,123,288     287,795  5.62             -           -       -
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                   250,139,904  10,013,456  4.00    237,050,951  10,318,581  4.35     221,181,894   9,677,138   4.36

Non-Interest-bearing Liabilities and Capital

  Non-interest-bearing deposits  41,744,536                       37,565,870                        34,124,049
  Other liabilities               2,227,436                        2,756,896                         2,255,578
  Shareholders' equity           42,696,087                       40,450,768                        36,699,519
----------------------------------------------------------------------------------------------------------------------------------
Total non-interest-bearing
  funding sources                86,668,059                       80,773,534                        73,079,146
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity         $336,807,963                     $317,824,485                      $294,261,040
                                ===========                      ===========                       ===========
Net Interest Income and
Net Yield on Interest-
earning Assets                              $14,289,276  4.82%                 $13,348,511  4.78%                $12,204,754   4.69%
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

The following table illustrates the impact and interaction of rate and volume changes for the years under review:


                                                   Analysis of Year-to-Year Changes in Net Interest Income
                                        -----------------------------------------------------------------------------
                                              1999 Change from 1998                   1998 Change from 1997
                                        -----------------------------------------------------------------------------
                                          Total      Change Due   Change Due      Total       Change Due   Change Due
                                          Change     to Volume      to Rate       Change      to Volume      to Rate
---------------------------------------------------------------------------------------------------------------------
Interest-earning Assets
Loans net of unearned income           $(  62,038)  $  741,166   $ (803,204)    $1,443,083   $1,493,783   $  (50,700)
Securities
  Taxable                                 464,507      347,035      117,472        140,149      (14,632)     154,781
  Non-taxable                             148,967      171,786     ( 22,819)       200,093      241,608      (41,515)
Interest-bearing deposits with banks        2,966        2,043          923            691         (126)         817
Federal funds sold                         81,238       97,658     ( 16,420)         1,184        1,131           53
---------------------------------------------------------------------------------------------------------------------
Total interest income                     635,640    1,359,688     (724,048)     1,785,200    1,721,764       63,436


Interest-bearing Liabilities
Deposits                                 (653,497)      255,234     (908,731)        14,027      199,116     (185,089)
Short-term borrowings                    (156,404)     (136,663)    ( 19,741)       339,621      368,589      (28,968)
Long-term debt                            504,776       532,498     ( 27,722)       287,795         -         287,795
---------------------------------------------------------------------------------------------------------------------
Total interest expense                   (305,125)      651,069     (956,194)       641,443      567,705       73,738
---------------------------------------------------------------------------------------------------------------------
Net interest income                    $  940,765   $  708,619     $ 232,146     $1,143,757   $1,154,059   $  (10,302)
                                       ==========   ==========     =========     ==========   ==========   ===========


[FN]
Included in interest income are loan fees of $211,752 in 1999, $305,826 in 1998 and $212,453 in 1997.


(At this point, the following text reverts back to three-column format.)


The provision for loan losses is the amount added to the allowance against which actual loan losses are charged. The amount of the provision is determined by an analysis of the loan portfolio's size, quality and risk potential as compared to the size of the allowance itself. The amount of the provision was $3,289,706 in 1999, $435,000 in 1998 and $270,000 in 1997.
The 1999 provision was increased due to a default by one customer on it's commercial loans aggregating $2,619,706. For each of the same years the net charge-off against the allowance for loan losses was $3,284,427, $403,077 and $423,567, respectively, with the 1999 increase due to the charge-off of the defaulted loans described above. On December 31, 1999 the allowance for loan losses equaled .94% of total loans compared to 1.00% at the end of 1998 and 1.03% at the end of 1997. Loans which were past due 90 days or more, or were on non-accrual equaled 0.58% of total loans on December 31, 1999, 0.22% on December 31,
1998 and 0.89% on December 31, 1997. The corporation's policy is to place loans on a non-accrual basis when they become 90 days past due provided that the loan is well collateralized and gives evidence of a reasonable likelihood for full collection. During the review of the loan portfolio, management did not note any trends such as industry uncertainties which raise concerns regarding future adverse impact on operating results, liquidity or capital resources.

NON-INTEREST INCOME AND EXPENSE
In 1999, total non-interest income increased $252,130 to $1,985,220 from $1,733,090 in 1998. Asset management and trust income grew $64,580 to $304,998. Service charges on deposit accounts increased $107,116 to $691,899. Other service charges and fees increased by $86,281 to $616,811. Net losses on sold investments amounted to $349,940. Other income increased by $354,206 to $721,452. This was due to a life insurance benefit of $294,817 that the bank received. In 1997, total non-interest income was $1,489,069.

Non-interest expense in 1999 was $8,540,644. This represented an increase of $477,207 over 1998's non-interest expense which totaled $8,540,644. The major area contributing to this increase was personnel expense which rose $219,500. Coupled with personnel expense was an increase in other operating expense of $183,442. The large increases in the aforementioned items were moderated somewhat by smaller increases in the following items. Net occupancy expense increased $61,323 and furniture and equipment expense declined slightly by $15,468. Pennsylvania shares tax increased $28,410 over 1997. Non-interest expense in 1997 was $8,063,437.

Income tax expense was $487,104 in 1999, $1,465,071 in 1998
and $1,273,777 in 1997. The effective tax rate was 13.20%, 23.99% and 23.76%, respectively. The disparity between 1999 and 1998 is related to the losses associated with the commercial loan relationship and the corporation's sizeable tax-free holdings.

LIQUIDITY
Liquidity measurements attempt to evaluate the corporation's ability to meet the cash-flow needs of its depositors and borrowers. One source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the interest received from those earning assets. Another source of liquidity is represented by the corporation's ability to sell both loans and available for sale securities. Due to the rise in interest rates

(At this point in the 1999 annual report, the following text is in three-column format and occupies the top quarter of the page. The rest of the page comprises of two tables measuring three columns wide.)

during 1999, liquidity from securities would result in a loss given the shift in market values of the investments. The bank is a member of the Federal Home Loan Bank (FHLB) system. The FHLB is the primary liquidity source for long-term funding and also provides short-term funding. Other supplemental external sources have been established for short-term funding.

On December 31, 1999, total deposits were $6,486,882 greater than on December 31, 1998. Interest-bearing deposits increased $9,470,649 in 1999 while demand deposits decreased $2,983,767. The increase in interest-bearing deposits was attributed to competitive pricing in a rising rate environment.

During the same period, total loans, net of unearned income, grew by $12,724,175. Competition for high-quality loans remained intense throughout 1999. All real-estate secured and commercial loan products posted increases from year-end 1998.

The amortized cost of the corporation's securities portfolio increased $11,149,255 and was $127,482,065 on December 31, 1999. On that same date, the estimated market value of the entire securities portfolio was $124,743,186 which was lower than amortized cost by $2,738,879 and represented the net of $3,122,125 gross unrealized losses less
$383,246 gross unrealized gains. On December 31, 1999 the amount of securities which would reach maturity within one year was $14,295,648 as compared to $15,468,716 at the end of the previous year.

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31, 1999.

                                                                       Loans by Classification on December 31,
------------------------------------------------------------------------------------------------------------------------------
                                        1999                1998               1997               1996                1995
                               -----------------------------------------------------------------------------------------------
                                            Per                 Per                Per                Per                 Per
                                  Amount    Cent      Amount    Cent    Amount     Cent     Amount    Cent      Amount    Cent
------------------------------------------------------------------------------------------------------------------------------
Commercial                     $ 23,069,385  12%   $ 20,893,911  11%  $ 19,052,486  10%  $ 17,115,404  11%   $ 14,494,356  10%
Real estate - commercial         59,386,543  29      52,165,384  27     44,289,723  24     33,437,360  21      32,460,803  23
Real estate - construction        4,275,988   2       2,754,964   1      3,510,809   2      1,924,619   1       1,523,490   1
Real estate - other              99,769,594  48      96,210,304  50     95,570,632  52     86,045,874  54      79,910,652  55
Consumer - installment            4,396,066   2       5,388,246   3      6,219,577   4      6,542,365   4       4,803,258   3
Municipal                         4,290,289   2       3,757,563   2      3,340,405   2      3,183,483   2       1,332,403   1
Other                             9,771,934   5      11,068,877   6     11,655,453   6     11,799,130   7       9,998,413   7
------------------------------------------------------------------------------------------------------------------------------
Total loans                    $204,959,798 100%   $192,239,249 100%  $183,639,085 100%  $160,048,235 100%   $144,523,755 100%
Unearned Income                    (120,463)           (124,089)          (157,928)          (112,712)           (235,373)
------------------------------------------------------------------------------------------------------------------------------
Total loans,
net of unearned income         $204,839,335        $192,115,160       $183,481,157       $159,935,523        $144,288,002
                                ===========         ===========        ===========        ===========         ===========




                                    Maturity Distribution of Securities on December 31, 1999
                         U.S. Treasury          State &                             Total      Weighted
                         & other U.S. Govt.     Political           Other         Amortized    Average
                         Agencies & Corp.       Subdivisions(1)   Securities        Cost        Yield
-------------------------------------------------------------------------------------------------------
Within 1 year               $12,006,536          $ 2,289,112        $     -     $ 14,295,648     6.42%
After 1 but within 5 years    5,493,574           23,081,975              -       28,575,549     7.25
After 5 but within 10 years  24,365,700           26,171,712              -       50,537,412     7.32
After 10 years               30,701,818                 -                 -       30,701,818     6.95
No fixed maturity                  -                    -            3,371,638     3,371,638     6.00
-------------------------------------------------------------------------------------------------------
                            $72,567,628          $51,542,799        $3,371,638  $127,482,065     7.07%
                            ===========          ===========        ==========  ============     =====


[FN]
(1) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

Commercial National Financial Corporation and Subsidiaries Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------
(At this point in the 1999 annual report, the following text is in three-column format occupying top quarter of the page followed by a table that occupies the full three columns.)


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


                                           Interest Sensitivity Analysis (In Thousands)
                           0-30 Days  31-90 Days  91-180 Days  181-365 Days     1-5 Yrs    Over 5 Yrs
------------------------------------------------------------------------------------------------------
Interest-earning Assets:
  Securities               $   1,349  $   2,729   $    5,035     $  9,865     $  51,074    $  54,060
  Federal funds sold and
   deposits with banks         6,309        -            -            -             -            -
  Loans                       39,394      2,923        5,219        9,187        83,660       63,807
------------------------------------------------------------------------------------------------------
Total interest-sensitive
   assets                     47,052      5,652       10,254       19,052       134,734      117,867



Interest-bearing liabilities:
  Certificates of deposit     22,528     26,354       20,212       22,973        22,692        2,270
  Other interest-bearing
    liabilities                 -         4,629        4,629        6,934        43,586       54,605
  Other borrowings            10,000      5,000         -            -           25,000         -
------------------------------------------------------------------------------------------------------
Total interest-sensitive
    liabilities               32,528     35,983       24,841       29,907        91,278       56,875
------------------------------------------------------------------------------------------------------
Interest sensitivity gap     $14,524   $(30,331)    $(14,587)    $(10,855)    $  43,456      $60,992
                             =======   =========    =========    =========    ==========     =======
Cumulative gap               $14,524   $(15,807)    $(30,394)    $(41,249)    $   2,207      $63,199
                             =======   =========    =========    =========    ==========     =======
Ratio of cumulative gap to
earning assets                  4.30%    (4.68%)      (9.00%)     (12.20%)         .65%       18.70%
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

For analytical purposes, the following table sets forth an allocation of the allowance for loan losses on December 31, 1999 and December 31, 1998 according to the categories indicated:

              Allocation of the Allowance for Loan Losses
                      (dollar amounts in thousands)
                                          1999      1998
    ----------------------------------------------------
    Commercial, Industrial, Financial,
       Agricultural and Tax Free        $  397    $  455

    Residential mortgages                   65        29

    Loans to individuals                 1,069       913

    Off-balance sheet items                235       114

    Year 2000                              153       190

    Unallocated                              -       213
                                        ----------------
    Total                               $1,919    $1,914
                                        ======    ======
    Reserve as a percentage
           of average total loans          .99%     1.03%
                                        =======   =======


CAPITAL RESOURCES
Shareholders' equity declined $3,757,756 during 1999 and was $39,403,893 on December 31, 1999 compared to $43,161,649 on
December 31, 1998. Net unrealized gains on securities available for sale on December 31, 1999 temporarily decreased shareholders' equity by $1,807,660. The corporation's participation in a stock buy-back program has reduced shareholder's equity by $1,179,433. The retained earnings retention rate was 33.02% in 1999 as compared to 67.42% in 1998.

The shareholders' equity or the capital base represents the investment by the corporation's owners either initially or through retention of earnings (net after income tax less dividend payments). This investment acts as a safeguard against future uncertainties. The amount of capital which is deemed appropriate is dependent upon an assessment of the corporation's total assets, the quality of its loans and securities, its historical earnings record, its business prospects for the near and long-term, the management and information systems in place and the general competence and abilities of the corporation's management.

(At this point in the 1999 annual report, the following text and table are in three column format.)

On December 31, 1999, the corporation's capital (not including the allowance for loan losses) amounted to $39,403,893 or 11.09% of total assets. The inclusion of the allowance increases the capital ratio to 11.63%. On the same basis of calculation, these ratios were 13.22% and 13.81% respectively on December 31, 1998.

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

Under leverage guidelines, financial institutions are required to maintain a leverage ratio of at least 3%. The 3% minimum ratio is applicable only to financial institutions that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Financial institutions not meeting these criteria are required to maintain a leverage ratio that exceeds 3% by a cushion of at least 100 to 200 basis points.

As of December 31, 1999, the corporation had Tier I and total equity capital to risk adjusted asset ratios of 19.87% and 20.80%, respectively. The leverage ratio was 11.77%. At December 31, 1998, the corporation had Tier I and total equity capital to risk adjusted assets ratios of 22.03% and 23.05%, respectively.





    The table below presents the corporation's capital position on December 31, 1999
                         (dollar amounts in thousands)
                                                        Percent
                                                      of Adjusted
                                      Amount             Assets
     -------------------------------------------------------------
     Tier I capital                   41,212              19.87
     Tier I capital requirement        8,296               4.00

     Total equity capital             43,131              20.80
     Risk-based requirement           16,593               8.00
     -------------------------------------------------------------
     Leverage capital                 41,212              12.26
     Leverage requirement             10,505               3.00



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

ASSESSMENT OF FUTURE ENVIRONMENT
Management has not identified nor is aware of any internal matter or external condition, including potential regulatory recommendations, which could have a critical impact on the corporation's ability to continue its present business activities or adversely impair future operating results.
The Year 2000 issue came and went with no significant issues to reported. Of course, we will continue to monitor all dates in the year 2000 that are being touted by computer consultants as potential problems.

Certain interest rate movements will continue to influence ongoing earnings levels. Even though the exact impact of these factors cannot be predicted, the corporation believes that given its financial strength and stability, it will be able to meet these situations in a positive manner.

Collection efforts are underway to recapture any amount of the defaulted loans that occured from a commercial account relationship in 1999.

YEAR 2000
In 1997, the corporation's year 2000 committee was formed and began and analysis of year 2000 issues that may affect the day to day business operations of the corporation and the bank. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any systems that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000 and, in turn, may result in miscalculations and/or system failures, which could have a material impact on companies through business interruption or shutdown, financial loss, reputation damage and legal liability.

The corporation is primarily dependent upon systems that have been developed by third parties and, therefore, is dependent upon vendor compliance. To date, the corporation's vendors reported no significant year 2000 problems and the corporation's financial position has not been negatively impacted with third party Year 2000 failures. Because the corporation's continued compliance in 2000 is dependent upon third party Year 2000 compliance, the corporation cannot guarantee that its efforts alone have resolved the Year 2000 issue or that the third party vendors will not experience any Year 2000 problems.

The corporation has developed contingency plans for all mission critical systems. These plans involve automated as well as manual actions and may require additional staffing requirements and will detail procedures to be followed in the unlikely event of any disruptions.

Based on our assessment of the vendors and testing currently being done, the corporation estimates the costs associated with addressing the issue are approximately $500,000 with items being expensed as incurred or capitalized, whenever appropriate. These costs or any additional costs associated with the year 2000 issue are not expected to have a material impact on the corporation's financial position.

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


CORPORATE DIRECTORS
-------------------------------------------------------------------------
John T. Babilya           Frank E. Jobe             Debra L. Spatola
President, C.E.O.         Retired,                  Vice President,
& Co-owner                former Executive Vice     Laurel Valley Foods, Inc.
Arc Weld, Inc.            President, Commercial
                          National Bank of
                          Pennsylvania

George A. Conti, Jr.      Roy M. Landers            Louis A. Steiner
Attorney at Law           Retired,                  Chairman of the Board
                          former Executive Vice     Commercial National Bank
                          President, R & L          of Pennsylvania
                          Development Co.

Richmond H. Ferguson      John C. McClatchey        Louis T. Steiner
Attorney at Law           Chief Executive Officer   Vice Chairman, President
Ferguson Law              JCM Industries            and Chief Executive Officer
Associates                                          Commercial National Bank
                                                    of Pennsylvania

Dorothy S. Hunter         Joseph A. Mosso           George V. Welty
Vice President,           Retired, former           Attorney, Partner,
Latrobe Foundry           President Mosso's         Flickinger & Welty
Machine & Supply Co.      Pharmacy Inc.

Gregg E. Hunter           Joedda M. Sampson         C. Edward Wible
Vice Chairman and         President, Allegheny      Certified Public Accountant
Chief Financial Officer   City Resorations, Inc.    Horner Wible & Associates,
of Commercial National                              Certified Public Accountants
Bank of Pennsylvania



All corporate directors also serve as directors of Commercial National Bank of Pennsylvania

DIRECTORS EMERITI
----------------------------------------------------------------------------
James A. Charley          William M. Charley        William W. Washnock

Commercial National Bank of Pennsylvania

BANK OFFICERS
-----------------------------------------------------------------------------
Chairman of the Board                                 Louis A. Steiner
-----------------------------------------------
Vice Chairman/President/Chief Executive Officer       Louis T. Steiner
-----------------------------------------------
Vice Chairman/Chief Financial Officer                 Gregg E. Hunter
-----------------------------------------------


Senior Vice Presidents
----------------------------------------------------------------------
Donna L. Belluchie        Michael J. Palko         Keith M. Visconti
Martin E. May             Philip S. Pettina

Vice Presidents
----------------------------------------------------------------------
Ryan M. Glista            Michael L. Matthews      Wendy S. Schmucker
William N. Hamilton, Jr.  Patricia A. Nemchik      Thomas D. Watters
Cheryl M. Letterio

Assistant Vice Presidents
-----------------------------------------------------------------------
Karen E. Burick           Marsha J. Salley         James T. Vaughan
Donna J. Daugherty        Michael A. Schmidt       Rebecca J. Weiner
William J. Johnston       Thomas E. Sylvester*     Phyllis S. Yesh*
Kelly R. Moreman

Community Office Managers
-------------------------------------------------------------------------
Douglas P. Arndt          Jennifer M. Chemski      Jerome M. Supko
Linda A. Burns            Laura A. Steiner         Patricia L. Torrance
Regina L. Calabrace

Service Officers
--------------------------------------------------------------------------
Thaddeus S. Anderson      Judy A. Hoffer           Elizabeth M. Rosa
Lisa A. Ball              Donald G. Jones          Kristin Rossi
Jennifer L. Battaglia     Lori J. Krise            Roxanne Shadron
Mona R. Birt              Jonna M. Kundla          John H. Sperandio
Terrie L. Bowman          Susan M. Matenkosky      Kimberly A. Stefkovich
Eleanor A. Bridge         William T. McBeth        Sean E. Swansboro
Judith J. Ciocco          Charles H. McDowell      Charles L. Taylor
Karen J. Ciocco           Tiffany D. McMahon       Marilyn A. Tlumach
Kathy S. Claycomb         Florence E. Pevarnik     Kimberly A. Turchek
James V. Conforti         Patricia A. Queer        Cynthia M. Varner
Beth Ann Ferlin           Susan F. Robb            Jodi L. Zyvith
Cynthia A. Fontaine       Susan L. Roebuck
Virginia E. Halucka
[FN]
* also serve as community office manager

BUSINESS LOCATIONS
-------------------------------------------------------------------------------

Corporate Headquarters      Latrobe                     Murrysville
900 Ligonier Street         900 Ligonier Street         4785 Old William Penn
P.O. Box 429                P.O. Box 429                Highway
Latrobe, PA 15650           Latrobe, PA 15650           P.O. Box 4
724/539-3501                724/539-3501                Murrysville, PA 15668
724/539-2973 (Fax)          724/537-9966 (Fax)          724/733-4888
                                                        724/733-7110 (Fax)
Asset Management and        Lawson Heights
Trust Division              Route 981 at Terry Way      Pleasant Unity
19 North Main Street        P.O. Box 429                Routes 981 and 130
Greensburg, PA 15601        Latrobe, PA 15650           P.O. Box 503
724/836-7670                724/539-9774                Pleasant Unit, PA 15676
724/836-7675 (Fax)          724/539-3523 (Fax)          724/423-5222
                                                        724/423-1155 (Fax)

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



In addition to the full-service MAC machines located at all Commercial National Bank offices indicated above (except Latrobe and Courthouse Square), additional ATMs are available for your 24-hour banking convenience at Arnold Palmer Regional Airport, Greensburg Kirk Nevin Arena, Latrobe Area Hospital, New Alexandria Qwik Mart, Norvelt Open Pantry and Saint Vincent College. All are linked to the national Cirrus, Honor and Plus networks and also accept MasterCard, Visa, Discover and American Express for cash advances.


TOUCH TONE TELLER 24-hour banking service              WEBSITE
------------------------------------------------------------------------
724/537-9977                                           Further information on
FREE from Blairsville, Derry                           Commercial National Bank
Greensburg, Kecksburg, Latrobe                         of Pennsylvania now is
Ligoner and New Alexandria.                            available at
1-800-803-BANK                                         www.cnbthebank.com
FREE from all other locations.

Insurance
-----------------------------------------------------------------------
Commercial National Insurance Services                 Commercial National
232 North Market Street                                Insurance Services is
Ligonier, PA 15658                                     a partnership of Gooder
724/238-4617                                           & Mary, Inc., and
877/205-4617 (toll free)                               Commercial National
724/238-0160 (fax)                                     Investment Corporation,
srgooder@wpa.net                                       a wholly owned subsidiary
www.cnbinsurance.com                                   of Commercial National
                                                       Financial Corporation.

Commercial National Financial Corporation
-----------------------------------------------------------------------


Market Makers
------------------------------------------------------------------------
The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts        Knight Securities             Spear, Leads & Kellogg
100 Light Street          525 Washington Boulevard      10 Exhange Place
Baltimore, MD 21202       Jersey City, NJ 07310         Jersey City, NJ 07302
800-638-7411              800-342-2325                  800-275-9682


FJ Morrissey & Co Inc.    Ryan, Beck & Co.
Suite 1420                740 Broad Street
1700 Market Street        Shrewsbury, NJ 07702
Philadelphia, PA 19103    800-342-2325
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

Form 10-K
-----------------------------------------------------------------------------
The   corporation  will  provide  without   charge   to   any
shareholder a copy of its 1999 Annual Report on Form 10-K as required to be filed with the Securities and Exchange
Commission. Requests should be made in writing to:

Commercial National Financial Corporation
P.O. Box 429
Latrobe, PA 15650

(The inside of the back cover is intentionally left blank.)

(The following appears in the upper left corner of the back cover along with the corporate logo)

Commercial National Financial Corporation
900 Ligonier Street
P.O. Box 429
Latrobe, PA 15650