Form 10-K, Exhibit 13
period 2004-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2005-03-29
CIK 866054

Quarterly Summary of Financial Data (Unaudited)

                The unaudited quarterly results of operations for the years ended December 31, 2004 and December 31, 2003 are as follows:

	(Dollars in thousands, except Per Share Amounts)
	2004

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$ 4,923	$ 4,795	$ 4,364	$ 4,160
Interest expense	1,654	1,656	1,607	1,034
Net interest income	3,269	3,139	2,757	3,126
Provision/(credit) for loan losses	56	(492)	-	-

Net interest income after
provision for loan losses	3,213	3,631	2,757	3,126

Net securities gains	795	51	349	-
Other income	995	957	752	692
FHLB prepayment penalty	-	-	4,402	-
Other expenses	3,643	3,269	2,968	2,624

Income before income taxes	1,360	1,370	(3,512)	1,194
Applicable income taxes	308	356	(1,286)	413
Net income	$ 1,052	$ 1,014	$ (2,226)	$ 781
Earnings per share, basic	$ .31	$ ..29	$ (.65)	$ .23

	2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$ 5,313	$ 5,028	$ 4,703	$ 4,751
Interest expense	1,717	1,650	1,562	1,596
Net interest income	3,596	3,378	3,141	3,155
Provision for loan losses	-	-	-	39

Net interest income after
provision for loan losses	3,596	3,378	3,141	3,116

Net securities gains	-	-	-	9
Other income	906	1,070	982	972
Other expenses	3,037	3,068	3,107	3,560

Income before income taxes	1,465	1,380	1,016	537
Applicable income taxes	322	275	146	94
Net income	$ 1,143	$ 1,105	$ 870	$ 443
Earnings per share, basic	$ .33	$ ..32	$ .25	$ .13

Common Stock Information

The following table sets forth the high and low sales prices for the common stock, as reported by The Nasdaq Stock Market, Inc., and the cash dividends declared per share on the common stock for the periods indicated.

				Cash Dividend
2004

High

Low

Per Share

First Quarter	$28.40	$25.75	$	..25
Second Quarter	26.43	21.50		..25
Third Quarter	26.00	21.00		..25
Fourth Quarter	24.24	22.00		..25

2003
First Quarter	$27.00	$21.31	$	..25
Second Quarter	34.19	25.25		..25
Third Quarter	26.18	23.01		..25
Fourth Quarter	26.51	23.10		..25

Commercial National Financial Corporation common stock is traded on The Nasdaq National Market under the trading symbol “CNAF” with an additional descriptive listing of “CmclNat.”

Selected Financial Data

The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with management's discussion and analysis of financial condition and results of operations.

Years Ended December 31, (Dollars in thousands, except per share data)

	2004	2003	2002	2001	2000

Total interest income	$18,242	$19,795	$22,943	$24,399	$26,056

Total interest expense	5,951	6,525	7,575	9,716	11,705

Net interest income	12,291	13,270	15,368	14,683	14,351
Provision/(credit) for loan losses	(436)	39	298	540	1,176

Net interest income after
provision for loan losses	12,727	13,231	15,070	14,143	13,175

Other operating income	4,591	3,939	3,290	2,555	2,305
Other operating expenses	16,906	12,772	11,143	10,094	9,429

Income before taxes	412	4,398	7,217	6,604	6,051
Income taxes expense/(benefit)	(209)	837	1,873	1,699	1,419

Net income	$ 621	$ 3,561	$ 5,344	$ 4,905	$ 4,632

Per share data
Net income	$ ..18	$ 1.03	$ 1.56	$ 1.43	$ 1.32
Dividends declared	$ 1.00	$ 1.00	$ 1.00	$ ..76	$ ..68
Average shares outstanding	3,422,881	3,441,556	3,425,858	3,432,389	3,511,603

At end of period
Total assets	$320,372	$385,028	$380,338	$343,029	$329,865
Securities	101,261	168,685	148,344	119,396	104,703
Loans, net of unearned income	192,255	187,382	169,030	202,335	207,022
Allowance for loan losses	1,855	2,462	2,707	2,814	2,737
Deposits	265,818	259,216	270,025	254,986	266,611
Long-term borrowings	-	55,000	55,000	35,000	10,000
Shareholders' equity	44,660	49,537	51,205	45,970	43,137

Key ratios (expressed as %)
Return on average assets	..17%	0.95%	1.46%	1.43%	1.32%
Return on average equity	1.36	6.99	11.02	10.90	11.21
Net loans-to-deposit ratio	71.63	71.34	61.59	78.25	78.00
Dividend payout ratio (dividends
declared divided by net income)	551.21	96.63	64.07	53.16	51.46
Equity-to-assets ratio (average
equity divided by average total assets)	12.47	13.63	13.27	13.12	11.82

Management’s Discussion and Analysis

of

Financial Condition and Results of Operations

Safe Harbor Statement

Forward-looking statements (statements which are not historical facts) in this Annual Report on Form 10-K are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “to,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are based on information currently available to Commercial National Financial Corporation (the Corporation), and the Corporation assumes no obligation to update these statements as circumstances change. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including changes in general economic and financial market conditions, unforeseen credit problems, and the Corporation’s ability to execute its business plans. The actual results of future events could differ materially from those stated in any forward-looking statements herein.

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

In determining the allowance for loan losses, management makes significant estimates. Consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, its borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2004, 2003 and 2002. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a financial holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Commercial National Insurance Services, Inc. (CNIS). In June 2004, CNIS sold all of its assets and is now inactive. See Note 2 to the consolidated financial statements for additional information.

The Corporation reported net income of $621,000 or $0.18 per share for the year ended 2004 compared to $3.6 million or $1.03 per share for the year ended 2003. The Corporation’s return on average assets for 2004 and 2003 were 0.17% and 0.95%, respectively. Return on average equity for the same two periods were 1.36% and 6.99%, respectively.

In accordance with the strategic direction of concentrating on core banking business of loans and deposits and trust and asset management services taken by the Board of Directors in January 2004, many undertakings were accomplished.

The Corporation completed the sale of the insurance agency assets relating to the Gooder Agency, Inc mid-year 2004.  Prior to its asset sale, the insurance affiliate recorded an operating loss of approximately $100,000 during 2004.

In September 2004, the company restructured its balance sheet through the prepayment of $55.0 million in borrowings from the Federal Home Loan Bank. The Corporation incurred prepayment penalties in conjunction with its prepayment of the borrowings, which resulted in a one-time charge of approximately $4.4 million. Funding from cash equivalents and securities were utilized to pay the advances and the penalties. This action caused earnings to be materially reduced for the year. As a result of this restructuring, interest expense has been reduced and net interest margin and future core earnings should be enhanced.

At year-end 2004, the Corporation’s wholly owned trust company subsidiary, Highview Trust Company, merged into a department of the Bank. With this merger, the Bank adopted a new name, Commercial Bank & Trust of PA, to reflect the Corporation’s primary lines of business.

In addition to these items, earnings were positively influenced by $1.2 million in net securities gains and a credit from the allowance for loan losses in the amount of $436,000. Securities were sold to reposition the investment portfolio to reduce the Corporation’s alternative minimum tax position, to offset a $233,000 executive severance related to the departure of the Corporation’s previous President and Chief Executive Officer and to reduce potential extension, market and interest rate exposures. The reduction in the allowance consisted of specific allocations for several classified loans, totaling $3.2 million, which paid off in the first half of 2004.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated by what is earned on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2004 and 2003, net interest income was $12.3 and $13.3 million, respectively. The related tax-equivalent net interest margin for these two years was 3.82% and 4.19%, respectively. The decline in the margin is mostly due to the decrease in yield earned on interest-earning assets. Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

With these changes, the Corporation has now completed the administrative process of streamlining its business focus. The business strategy for 2005 is to continue asset growth through traditional loans and deposits supplemented by trust products offerings to customers in its marketplace. Management anticipates continued pressure on net interest income. Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share. Operating expenses will continue to be scrutinized for the purpose of offsetting a potential decline in net interest income.

Financial Condition

Total assets of the Corporation were $320.4 million on December 31, 2004 compared to $385.0 million on December 31, 2003. Decreases in investments and cash equivalents were minimally offset by an increase in loans. The decline in Total Liabilities was mostly attributed to a decline in short and long-term borrowings offset by a nominal increase in total deposits.

The loan portfolio is comprised mostly of residential and commercial real-estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio increased $4.9 million in 2004 over the total of $187.4 million at the end of 2003. This increase was due largely to increases in commercial and commercial real-estate loans.  Competition remains strong for these loans due to weak demand as businesses in our market place seem to be more fiscally prudent in their capital needs to grow their business.

Total investment securities decreased $67.4 million during 2004 due mostly to the redemption of borrowings. All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities, tax-free municipal bonds, U.S. government agency securities and Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2004, total deposits increased $6.6 million from December 31, 2003 to $265.8 million. This increase is due to an effort to offer more competitive pricing in certificate of deposit accounts. During December 2004, a transfer of $5.7 million flowed from interest bearing deposits to non-interest bearing deposits. This transfer was attributed to one customer of the Bank. In January 2005, the same customer transferred all non-interest bearing deposits out of the Bank.

Total short-term borrowings decreased $9.5 million in 2004. These borrowings were reduced by monthly cashflows from securities and loans.

In 2004, long-term borrowings decreased $55.0 million from year-end 2003. This reduction was due to the previously mentioned balance sheet restructuring during the third quarter.

Shareholders’ equity was $44.7 million on December 31, 2004 compared to $49.5 million on December 31, 2003, a decrease of $4.8 million. The change in shareholders’ equity consists of net income of $621,000 being offset by unrealized losses on securities of $1.7 million, dividends declared of $3.4 million and treasury stock purchases of $421,000.  Book value per common share at year-end 2004 decreased by 10.10% to $13.08 from $14.55 at year-end 2003.

Results of Operations

Net income decreased $2.9 million, or 83%, to $621,000 for the year ended December 31, 2004 from $3.6 million for the year ended December 31, 2003. The decrease was primarily due to a $4.4 million charge relating to the prepayment of the Corporation’s long-term FHLB borrowings in the principal amount of $55.0 million. Included in operating income is a gain of $1.2 million on the sale of investment securities. These securities were sold to offset a $233,000 executive severance expense, alleviate the Corporation’s alternative minimum tax position and to reduce extension, market and interest rate risks. Also included in operating income is a reduction of $436,000 in the loan loss allowance due to specified problem loans that paid off during 2004. These loans had allocated loss allowances while they were included in the Corporation’s balance sheet. Since they are no longer carried on the balance sheet, the Corporation deemed it unnecessary to carry this excess in the allowance.

Net income decreased $1.8 million, or 33%, to $3.6 million for the year ended December 31, 2003 from $5.3 million for the year ended December 31, 2002. The decrease reflects a decline in net interest income of $2.1 million, higher operating expenses of $1.3 million and an impairment writedown of $375,000 of the goodwill of its insurance agency subsidiary. Partially offsetting these factors was an increase in other operating income of $656,000, a lower provision for loan losses of $259,000 and a decline in income tax expense of $1.0 million. This decline is due to lower pre-tax income a greater proportion of tax-free income in relation to taxable income.

Net Interest Income

In 2004, interest income was $18.2 million compared to $19.8 million in 2003, a decrease of $1.6 million. A $972,000 decline in investment income was the primary reason for the overall drop in interest income. This was attributed to lower security holdings in 2004 as proceeds from sales of securities were used to repay long-term FHLB borrowings. Also contributing to the decline in interest income was the Corporation’s inability to increase loan interest even though total loans grew by more than $4.9 million in 2004. The reason for this decline is due to lower rates on new loans.

For 2004, total deposits increased by $6.6 million to $265.8 million from $259.2 million at the end of 2003. This increase, resulted in a $99,000 increase in interest expense on deposits. Interest on borrowings was $673,000 less in 2004. This reduction is directly related to the prepayment of FHLB Advances that occurred in September.

As a result of these factors, net interest income in 2004 was $12.3 million compared to $13.3 million in 2003, a decrease of $1.0 million.

In 2003, interest income was $19.8 million compared to $22.9 million in 2002, a decrease of $3.1 million.  Part of this decrease was due to the Corporation’s inability to increase interest income from loans even though total loans grew by more than 10% in 2003. This was the direct result of lower interest rates at which the new loans were added to the balance sheet.

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2004, 2003 and 2002.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2004	2003	2002
Average	Interest	Yield or	Average	Interest	Yield or	Average	Interest	Yield or
Balance	Income/	Rate(a)	Balance	Income/	Rate(a)	Balance	Income/	Rate (a)
Expense	Expense	Expense
Interest-earning assets
Loans net of unearned income (b) (c)	$187,918	$11,086	5.90%	$183,628	$11,674	6.36%	$187,428	$13,839	7.38%
Taxable securities	126,135	6,914	5.48	108,162	6,835	6.32	111,966	8,130	7.26
Non-taxable securities	10,502	598	5.70	34,611	2,121	6.13	21,063	1,602	7.61
Interest-bearing deposits with banks	4,998	63	1.26	2,172	41	1.89	5,278	49	0.93
Federal funds sold	5,210	61	1.17	12,330	129	1.05	11,147	173	1.55
Total earning assets	334,763	18,722	5.59	340,903	20,800	6.10	336,882	23,793	7.06

Non-interest-earning assets
Cash	8,596	7,879	8,007
Allowance for loan losses	(2,165)	(2,685)	(2,879)
Other assets	24,881	27,399	23,394
Total non-interest-earning assets	31,312	32,593	28,522

Total assets	$366,075	$373,496	$365,404

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$ 23,881	36	0.15	$ 24,151	35	0.14	$ 22,952	99	0.43
Money Market accounts	39,835	253	0.64	43,948	327	0.74	46,793	717	1.53
Savings deposits	52,695	317	0.60	56,200	412	0.73	55,369	801	1.45
Time deposits	92,210	3,056	3.31	86,059	2,789	3.24	89,490	3,381	3.78
Short-term borrowings	10,505	161	1.52	3,977	49	1.23	1,496	30	1.98
Long-term borrowings	40,123	2,128	5.29	55,000	2,913	5.29	48,602	2,547	5.24

Total interest-bearing liabilities	259,249	5,951	2.29	269,335	6,525	2.42	264,702	7,575	2.86

Non-interest-bearing deposits	57,904	49,583	48,579
Other liabilities	2,271	3,656	3,647
Shareholders' equity	45,651	50,922	48,476
Total non-interest-bearing
Funding sources	105,826	104,161	100,702

Total liabilities and
shareholders' equity	$365,075	$373,496	$365,404 $342,807,943

Net interest income and net
Yield on interest earning assets	$12,771	3.82%	$14,275	4.19%	$16,218	4.81%

       (a) Yields on interest earning assets have been computed on a tax-equivalent basis using the

           34% federal income tax statutory rate.

       (b) Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.

(c) Loan income includes net loan fees/costs.

The following table illustrates the impact a                The following table illustrates the impact and interaction of rate and volume changes for the years under review:

Analysis of Year-to-Year Changes in Net Interest Income

(Dollars in Thousands)

	2004 Change from 2003			2003 Change from 2002
	Total	Change Due	Change Due	Total	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$ (581)	$ 266	$ (847)	$ (2,143)	$ (274)	$ (1,869)
Securities
Taxable	79	1,136	(1,057)	(1,295)	(276)	(1,019)
Non-taxable	(1,005)	(975)	(30)	342	681	(339)
Interest-bearing deposits with banks	22	53	(31)	(8)	(29)	21
Federal funds sold	(68)	(74)	6	(44)	18	(62)

Total interest income	(1,553)	406	(1,959)	(3,148)	120	(3,268)

Interest-bearing liabilities
Deposits	99	(29)	128	(1,435)	(99)	(1,336)
Short-term borrowings	112	80	32	19	50	(31)
Long-term borrowings	(785)	(788)	3	366	341	25

Total interest expense	(574)	(737)	163	(1,050)	292	(1,342)

Net interest income	$ (979)	$ 1,143	$ (2,122)	$ (2,098)	$ (172)	$ (1,926)

Other Operating Income and Expense

Total other operating income for 2004 was $4.6 million, an increase of $700,000 from $3.9 million in 2003. The reason for this increase was the previously mentioned gains on the sale of investment securities. Excluding this item, non-interest income would have decreased $500,000. Negatively affecting other income was a decrease in commission income from insurance sales due to the sale of Gooder, a loss on the sale Gooder assets, a change in deposit fee pricing and the introduction of free business checking.

Total other operating income for 2003 was $3.9 million, an increase of $600,000 from $3.3 million in 2002. Of this increase, $841,000 is attributable to gross revenue generated by the Corporation’s wholly owned insurance agency subsidiary, Gooder Agency, which the Corporation acquired at the end of 2002. In 2003, trust income increased $169,000 over 2002 due to higher estate fees and income from third party management fees. Income from service charges on deposit accounts increased $148,000 in 2003, due mostly to fees generated from overdrafts. Other income increased $38,000 in 2003, of which $55,000 was realized from a life insurance policy. Other service charges and fees decreased $99,000 in 2003. This decrease is the result of lower fees collected by the Bank on customer product and service offerings. In 2002, the Corporation realized a gain of $470,000 on the sale of a branch office.

Non-interest expense for 2004 reached $16.9 million, an increase of $4.1 million or 32% from non-interest expense for 2003. $4.4 million of this increase is due to prepayment charges relating to the repayment of the Corporation’s long-term FHLB borrowings. Personnel costs rose by $162,000 from 2004 to 2003. This increase was attributed to higher insurance costs as an increase in salaries was offset by a decrease in other benefits. A $62,000 increase in furniture and equipment expense was due to depreciation expense on equipment which was purchased in the fourth quarter of 2003. Legal and professional expenses were lower by $71,000. Reflected in 2003 operating expenses is a $375,000 impairment charge related to the writedown of goodwill on the Corporation’s insurance agency subsidiary.

Total other operating expense increased $1.6 million to $12.8 million for 2003 compared to $11.2 million in 2002. Personnel expense increased $561,000 or 10% in 2003. Factors contributing to this increase were the Gooder Agency acquisition, wage increases, higher health insurance premiums and payroll taxes. Net occupancy expense increased by $90,000 in 2003 due to increased depreciation of check imaging equipment and rental expense from the addition of the Norwin and Gooder Agency offices for full year 2003. A $375,000 goodwill impairment charge was taken on the insurance agency subsidiary. All other expenses increased $603,000 in 2003 to $5.6 million. Amortization of intangible assets and expenses associated with the acquisition and operation of Gooder Agency were the primary reasons for this increase

Income tax expense/(benefit) was ($209,000) in 2004, $837,000 in 2003 and $1,873,000 in 2002. The income tax benefit for 2004 is due to higher tax-free income in relation to lower pre-tax income in 2004. Due to this, the Corporation is now in an alternative minimum tax position and anticipates exiting this position in 2005.

Liquidity and Capital Resources

Liquidity measurements evaluate the Corporation’s ability to meet the cash-flow needs of its depositors and borrowers. The most desirable source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the principal and interest received from those earning assets. Another source of liquidity is represented by the Corporation’s ability to sell both loans and available-for-sale securities. The Bank is a member of the FHLB system. The FHLB provides an additional source for liquidity for long- and short-term funding. Additional sources of funding from financial institutions have been established for short-term funding needs.

As of December 31, 2004, the Corporation had available funding of approximately $195.4 million at the FHLB with an additional $30.0 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2004, the commitments stood at $38.4 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows from operating activities in 2004 decreased by $5.6 million to ($2.2) million, from $3.4 million in 2003.

The decrease is due to the decline in net income and changes in other assets and liabilities in 2004 when compared to 2003.

Cash flows used for investing activities totaled $62.1 million in 2004 compared to cash used in 2003 of $27.3 million. Net inflows from investment activity comprise mostly for this activity.  Cash used for new loans was $5.0 million.

Cash used from financing activities decreased $59.2 million in 2004 due mostly to the repayment of long-term debt. A decrease in short-term borrowings offset by an increase in total deposits for the remaining difference in financing activity.

Aggregate Contractual Obligations

The following table presents contractual obligation payments due by specific time periods:

	(Dollars in thousands)
	< 1 year	1 – 3 years	3 – 5 years	> 5 years	Total

Capital lease obligations	$49	$12	-	-	$61

Operating lease obligations	$87	$81	$58	$192	$418

Time deposits of $100,000 or more at December 31, 2004 are as follows:

	(in
	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$ 3,625	16%
Over 3 through 6 months	3,535	16
Over 6 months through 12 months	10,801	48
Over 12 months	4,436	20

Total	$ 22,397	100%

The following table shows final loan maturities excluding consumer installment, mortgage and nonaccrual loans and before unearned income at December 31, 2004:  (in thousands)

	Within	One-Five	After
	One Year	Years	Five Years

Total

Commercial and industrial	$ 4,403	$ 10,485	$ 911	$ 15,799
Real estate-construction	258	-	-	258
Other	1,637 *	317	9,627	11,581

Totals	$ 6,298	$ 10,802	$ 10,538	$ 27,638

Loans at fixed interest rates		$ 6,115	$ 10,461
Loans at variable interest rates		4,687	77

		$ 10,802	$ 10,538

*Includes $532,000 Pennsylvania Higher Education Assistance Agency loans with no fixed maturity date

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2004		2003		2002		2001		2000
Cent Amount Cent Amount Cent Amount Cent Amount Cent

Commercial	$15,933	8%	$14,802	8%	$12,725	7%	$17,251	9%	$ 25,802	12%
Real estate – commercial	55,555	29	51,006	27	54,618	32	71,699	35	66,052	32
Real estate - construction	258	-	1,108	1	976	1	1,629	1	2,381	1
Real estate – other	107,819	56	106,121	57	86,048	51	95,796	47	100,347	48
Consumer - installment	886	1	1,405	1	1,922	1	2,486	1	3,434	2
Municipal	10,002	5	10,622	5	10,078	6	10,990	6	7,114	4
Other	1,579	1	2,179	1	2,635	2	2,555	1	2,892	1

Total loans	192,032	100%	187,243	100%	169,002	100%	202,406	100%	208,022	100%

Net unamortized
costs/(fees)	223		139		28		(71)		(65)

Total loans, net of
costs/(fees)	$192,255		$187,382		$169,030		$202,335		$207,957

	Maturity Distribution of Securities at December 31, 2004
	(in thousands)

	U.S. Treasury	State &	Total	Weighted
	& other U.S. Govt.	Political	Amortized	Average
	Agencies & Corp.	Subdivisions (1)	Cost	Yield

Within 1 year	$ 6,331	$ 1,330	$ 7,661	2.62
After 1 but within 5 years	2,055	500	2,555	2.46
After 5 but within 10 years	-	1,832	1,832	6.52
After 10 years	83,723	515	84,238	5.98

	$ 92,109	$ 4,177	$96,286	5.63%

(1) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

Included in U.S. Treasury & other U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $83.7 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

Interest Sensitivity and Market Risk

The Corporation’s market risk is primarily interest rate risk. Interest rate risk arises due to timing differences between interest sensitive assets and liabilities. Management monitors its interest sensitivity position with the intent on structuring the balance sheet so that movements of interest rates on assets and liabilities produce a relatively constant net interest margin. The Corporation’s interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This Committee establishes policies for monitoring and coordinating the Corporation’s sources, uses and pricing of funds.

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2004.

	Interest Sensitivity Analysis (In Thousands)

	0-30 Days		31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years
Interest-earning assets:
Securities	$2,687		$6,026	$5,775	$12,347	$46,570	$22,881
Federal funds sold &
other deposits with banks	101		-	-	-	-	-
Loans	22,676		2,718	6,695	13,062	84,480	60,580
Total interest-sensitive
Assets	25,464		8,744	12,470	25,409	131,050	83,461

Interest-bearing liabilities:
Certificates of deposit	4,149		8,014	11,633	11,799	61,665	220
Other interest-bearing liabilities	-		4,581	4,581	6,613	40,977	49,302
Short-term borrowings	7,950	-		-	-	-	-
Total interest-sensitive
Liabilities	12,099		12,595	16,214	18,412	102,642	49,522

Interest sensitivity gap	$13,365		$(3,851)	$(3,744)	$6,997	$28,408	$33,939

Cumulative gap	$13,365		$9,514	$5,770	$12,767	$41,175	$75,114

Ratio of cumulative gap to
earning assets	4.58%		3.26%	1.98%	4.38%	14.12%	25.76%

Loan and security assumptions are based upon contractual maturity and prepayment estimates. Included in interest-bearing liabilities are savings, money market and interest-bearing transaction accounts. These accounts are subject to immediate withdrawal. However, based upon historical performance, management considers a certain portion of the accounts to be stable core deposits.

Although useful, there are certain deficiencies in this static gap model. Assets and liabilities are subject to competitive pressures throughout the Corporation’s market area. Additionally, the timing and degree of repricing on assets and liabilities may vary significantly as interest rates change.

The Corporation also monitors interest rate risk through computer simulations that project the impact of changing interest rates on earnings. This process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Corporation utilizes the results of this model in evaluating its interest rate risk. This model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities; (2) the expected rates at which various rate sensitive assets and liabilities will reprice; (3) the expected relative movements in different interest rate indexes that are used as the basis for pricing or repricing various assets and liabilities; (4) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts; and (5) other factors. Inclusion of these factors in the model is intended to more accurately project the Corporation’s changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Corporation believes this model provides a useful projection of its interest rate risk, the model includes a number of assumptions and predictions that are subject to continual refinement. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict.

The Corporation has established the following guidelines as acceptable ranges for interest rate risk:

During a +/- 200 basis point parallel shift in interest rates, net interest income may not change by more than 20% for a twelve month period.

During a +/- 200 basis point change in interest rates, balance sheet impact on economic value of capital may not change by more than 20% for a twelve month period.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2005.

	% Change in projected	% Change in projected
Change in interest	Baseline	economic
rates	net interest income	value of capital

+200 basis points	0.1%	(5.4%)
+100 basis points	0.5%	(0.9%)

-100 basis points	(3.1%)	(5.7%)
-200 basis points	(7.2%)	(11.7%)

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

Allowance for Loan Losses and Credit Review

Maintaining a high quality loan portfolio is of great importance to the Corporation. The Corporation manages the risk characteristics of the loan portfolio through the use of prudent lending policies and procedures and monitors risk through a periodic review process provided by internal auditors, regulatory authorities and internal loan review procedures. These reviews include an analysis of credit quality, diversification of industry, compliance with policies and procedures, and current economic conditions. In addition to these reviews, the Corporation annually has commercial loan reviews performed by a third party specializing in this area.

The Corporation’s credit culture fosters and actively supports the extension of credit on sound, fundamental lending policies. Each credit is to be logical, legal, constructive and acceptable within policy guidelines.

The allowance for loan losses is a valuation reserve that is intended to account for credit losses which may be expected in the Corporation’s loan portfolio as a result of the credit risk involved in the normal granting of credit. Adequate management of the allowance is an integral part of the credit risk management process. The Corporation will maintain an adequate allowance in anticipation of losses reflected as of the evaluation date. Management is cognizant of the subjective nature of decisions regarding loan portfolio factors and the variability over time of internal and external factors affecting portfolio quality, and realizes that an effective asset review system is essential to establishing the basis for an adequate allowance. To improve the accuracy of determining the allowance, management will continuously monitor all factors and current conditions that may affect loss recognition.

The amount of the provision/(credit) for loan losses was ($436,000) in 2004, $39,000 in 2003 and $298,000 in 2002. The credit for loan losses was the result of several classified loans, totaling $3.2 million, that paid off during 2004. For each of the same years, the net charge-off against the allowance for loan losses was $171,000, $284,000 and $405,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses on loans will not be required.

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2004	2003	2002	2001	2000

Loans outstanding at beginning of year,
net of unearned income	$187,382	$169,030	$202,335	$207,957	$204,839

Average loans outstanding	$187,918	$183,628	$187,428	$206,681	$207,343

Allowance for loan losses:
Balance, beginning of year	$ 2,462	$ 2,707	$ 2,814	$ 2,737	$ 1,919

Loans charged off:
Commercial and tax free	251	29	180	90	70
Consumer	41	32	31	55	233
Real estate	69	272	238	355	92
Total loans charged off	361	333	449	500	395

Recoveries:
Commercial and tax free	136	21	17	3	2
Consumer	10	13	24	29	34
Real estate	44	15	3	5	1
Total recoveries	190	49	44	37	37

Net loans charged off	171	284	405	463	358
Provision charged/(credited) to expense	(436)	39	298	540	1,176

Balance, end of year	$ 1,855	$ 2,462	$ 2,707	$ 2,814	$ 2,737

Ratios:
Net charge-offs as a percentage
of average loans outstanding	..09%	..15%	..22%	..22%	..17%

Allowance for loan losses
as a percentage of average loans
outstanding	.99%	1.34%	1.44%	1.36%	1.32%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance amount shown for December 31, 2004 is adequate to offset the losses which may exist as a result of under collateralization or uncollectibility.

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2004		2003		2002		2001		2000
(Dollars in thousands)
		Percent		Percent

Percent

Percent

										Percent

Amount

Of Loan

Amount

Of Loan

Amount

Of Loan

Amount

Of Loan

Amount

Of Loan

		Type		Type
Type
								Type		Type
Commercial	$1,771	42	$2,371	40	$2,617	45	$2,564	50	$1,894	48
Residential	58	56	69	58	63	52	63	48	195	49
Consumer	26	2	22	2	27	3	31	2	235	3
Unallocated	-		-		-		156		413

Total	$1,855		$2,462		$2,707		$2,814		$2,737

The following table details, for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis or were past due 90 days or more:

Dec. 31, 2004
Loans on non-accrual basis	$ 1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$ 4,762

Dec. 31, 2003
Loans on non-accrual basis	$ 2,331
Loans past due 90 days or more	5
Renegotiated loans	-
Total	$ 2,336

Dec. 31, 2002
Loans on non-accrual basis	$ 2,679
Loans past due 90 days or more	3
Renegotiated loans	-
Total	$ 2,682

Dec. 31, 2001
Loans on non-accrual basis	$ 2,492
Loans past due 90 days or more	123
Renegotiated loans	60
Total	$ 2,675

Dec. 31, 2000
Loans on non-accrual basis	$ 358
Loans past due 90 days or more	208
Renegotiated loans	171
Total	$ 737

Loans that were past due 90 days or more, or were on non-accrual represented .87% of total loans on December 31, 2004, which was down from 1.25% on December 31, 2003 and 1.59% on December 31, 2002. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2004, $1.0 million of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans increased to $3.1 million. Of this amount, $2.5 million relates to a single borrower that requested a modification of interest and a period of interest only payments. The request was due to the seasonality of the customers’ business. At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2004 the Corporation had $682,000 in foreclosed real estate compared to $1.0 million at the end of 2003.

In 2004, the gross amount of interest that would have been recorded on non-accrual loans would have been $154,000. The actual interest reflected in income on these loans was $23,000.

Capital

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

As of December 31, 2004, the Corporation had Tier I and total equity capital to risk adjusted asset ratios of 22.7% and 23.7%, respectively. In 2004 the leverage ratio was 13.0%. At December 31, 2003, the Corporation had Tier I and total equity capital to risk adjusted assets ratios of 23.3% and 24.6%, respectively. The leverage ratio was 11.9%.

The table below presents the Corporation’s capital position at December 31, 2004.

(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$ 41,836	22.7%
Tier I Capital Requirement	7,367	4.0

Total Equity Capital	$ 43,692	23.7%
Risk-Based Requirement	14,733	8.0

Leverage Capital	$ 41,836	13.0%
Leverage Requirement	12,899	4.0

Inflation and Changing Prices

Inflation can be significant to a banking institution because of its implication for the interest rate environment and its influence on personnel expenses and the costs of supplies and materials needed for daily operations. However, such a large portion of the Corporation’s assets and liabilities are represented by monetary investments, inflationary impact tends to be dampened except for the differences caused by maturity variances. Management efforts to gauge and control these variances have been discussed earlier under rate sensitivity. Inflation can have a more direct impact on non-interest expenses. Expenses are closely monitored by management and consistent attention is given to controlling these cost areas in an attempt to limit their increase to manageable levels.

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

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts Inc	Knight Equity Markets, LLP
100 Light Street	525 Washington Boulevard
Baltimore, MD 21202	Jersey City, NJ 07310
800-638-7411	201-222-9400

F.J. Morrisey & Co.	Ryan, Beck & Co.
200 Barr Harbor Drive	80 Main Street
West Conshohocken, PA 19428	West Orange, NJ 07052
800-842-8928	973-597-6020

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Commercial National Financial Corporation

Stock Transfer Department

P.O. Box 429

Latrobe, PA 15650

(724)537-9923

(724)539-1137 (fax)

Form 10-K

The Corporation will provide without charge to any shareholder a copy of its 2004 Annual Report on Form 10-K as required to be filed with the Securities and Exchange Commission. Requests should be made in writing to:

Commercial National Financial Corporation

P.O. Box 429

Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiaries
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                                                                                    /s/ BEARD MILLER COMPANY LLP

Pittsburgh, Pennsylvania
January 25, 2005

Consolidated Statements of Financial Condition

December 31,
2004	2003
(Dollars in Thousands, Except per Share Data)

Assets

Cash and due from banks	$ 7,685	$ 8,877
Interest bearing deposits with banks	101	764

Cash and Cash Equivalents	7,786	9,641
Securities available for sale	99,455	164,340
Restricted investments in bank stock	1,806	4,345

Loans	192,255	187,382
Allowance for loan losses	(1,855)	(2,462)

Net Loans	190,400	184,920

Premises and equipment	4,644	5,005
Accrued interest receivable	968	1,573
Investment in life insurance	12,443	11,936
Other assets	2,870	3,268

Total Assets	$320,372	$385,028

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$ 62,284	$ 51,344
Interest bearing	203,534	207,872

Total Deposits	265,818	259,216
Short-term borrowings	7,950	17,450
Other liabilities	1,944	3,825
Long-term borrowings	-	55,000

Total Liabilities	275,712	335,491

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 3,413,426 and 3,430,376 shares in 2004 and 2003	7,200	7,200
Retained earnings	38,946	41,748
Accumulated other comprehensive income	2,092	3,746
Treasury stock, at cost, 186,574 and 169,624 shares in 2004 and 2003	(3,578)	(3,157)

Total Shareholders’ Equity	44,660	49,537

Total Liabilities and Shareholders’ Equity	$320,372	$385,028

Consolidated Statements of Income

Years Ended December 31,
2004	2003	2002
(In Thousands, Except per Share Amounts)

Interest Income

Interest and fees on loans	$10,809	$11,390	$13,533
Interest and dividends on securities:
Taxable	6,914	6,835	8,130
Exempt from federal income taxes	395	1,400	1,058
Other	124	170	222

Total Interest Income	18,242	19,795	22,943

Interest Expense

Deposits	3,662	3,563	4,998
Short-term borrowings	161	49	30
Long-term borrowings	2,128	2,913	2,547

Total Interest Expense	5,951	6,525	7,575

Net Interest Income	12,291	13,270	15,368

Provision (Credit) for Loan Losses	(436)	39	298

Net Interest Income after Provision (Credit) for Loan Losses	12,727	13,231	15,070

Other Operating Income

Service charges on deposit accounts	644	859	737
Other service charges and fees	726	618	691
Net security gains	1,195	9	-
Trust department income	876	710	541
Income from investment in life insurance	529	559	474
Commissions and fees from insurance sales	342	841	115
Gain on sale of branch	-	-	470
Other income	279	343	262

Total Other Operating Income	4,591	3,939	3,290

Other Operating Expenses

Salaries and employee benefits	6,236	6,074	5,513
Net occupancy	702	714	624
Furniture and equipment	809	747	725
Professional fees	670	741	683
Pennsylvania shares tax	546	500	457
Automated teller machine	300	297	322
Director fees	408	462	428
Impairment writedown of goodwill	-	375	-
FHLB prepayment penalty	4,402	-	-
Other expenses	2,833	2,862	2,391

Total Other Operating Expenses	16,906	12,772	11,143

Income before Income Taxes (Benefit)	412	4,398	7,217

Income Tax Expense (Benefit)	(209)	837	1,873

Net Income	$ 621	$ 3,561	$ 5,344

Earnings per Share, Basic	$0.18	$ 1.03	$ 1.56

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2001	$7,200	$39,737	$2,159	$(3,125)	$45,971
Comprehensive income:
Net income	-	5,344	-	-	5,344
Change in unrealized net gains on securities available for sale, net of deferred income taxes	-	-	2,722	-	2,722

Total Comprehensive Income					8,066

Cash dividends declared, $1.00 per share	-	(3,424)	-	-	(3,424)
Issuance of treasury stock	-	(29)	-	786	757
Purchases of treasury stock	-	-	-	(165)	(165)

Balance - December 31, 2002	7,200	41,628	4,881	(2,504)	51,205
Comprehensive income:
Net income	-	3,561	-	-	3,561
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,135)	-	(1,135)

Total Comprehensive Income					2,426

Cash dividends declared, $1.00 per share	-	(3,441)	-	-	(3,441)
Issuance of treasury stock	-	-	-	4	4
Purchases of treasury stock	-	-	-	(657)	(657)

Balance - December 31, 2003	7,200	41,748	3,746	(3,157)	49,537
Comprehensive loss:
Net income	-	621	-	-	621
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,654)	-	(1,654)

Total Comprehensive Loss					(1,033)

Cash dividends declared, $1.00 per share	-	(3,423)	-	-	(3,423)
Purchases of treasury stock	-	-	-	(421)	(421)

Balance - December 31, 2004	$7,200	$38,946	$2,092	$(3,578)	$44,660

Consolidated Statements of Cash Flows

Years Ended December 31,
2004	2003	2002
(In Thousands)

Cash Flows from Operating Activities

Net income	$ 621	$ 3,561	$ 5,344
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	905	885	675
Provision (credit) for loan losses	(436)	39	298
Net accretion of securities and loan fees	(128)	(674)	(813)
Net security gains	(1,195)	(9)	-
Impairment writedown of goodwill	-	375	-
Gain on sale of branch	-	-	(470)
(Gain) loss on sale of foreclosed real estate	38	(4)	(29)
Income from investment in life insurance	(529)	(559)	(474)
Deferred tax expense (benefit)	(439)	285	82
(Increase) decrease in accrued interest receivable and other assets	(448)	(142)	401
Decrease in other liabilities	(589)	(281)	(173)

Net Cash Provided by (Used in) Operating Activities	(2,200)	3,476	4,841

Cash Flows from Investing Activities

(Increase) decrease in federal funds sold	-	14,650	(14,650)
Purchases of securities available for sale	(110,449)	(90,557)	(75,003)
Maturities, calls and principal repayments of securities available for sale	40,096	69,753	52,153
Proceeds from sales of securities available for sale	133,969	43	-
Net cash used in acquisitions	-	(100)	(1,141)
Net (increase) decrease in restricted bank stock	2,539	(727)	(1,260)
Net (increase) decrease in loans	(4,960)	(19,248)	32,485
Net proceeds from sale of assets	1,291	44	1,811
Purchases of premises and equipment	(399)	(1,164)	(594)
Purchase of bank owned life insurance	-	-	(5,000)

Net Cash Provided by (Used in) Investing Activities	62,087	(27,306)	(11,199)

Cash Flows from Financing Activities

Net increase (decrease) in deposits	6,602	(10,809)	15,038
Net increase (decrease) in short-term borrowings	(9,500)	17,450	(4,275)
Proceeds from issuance of long-term borrowings	-	-	20,000
Repayment of long-term borrowings	(55,000)	-	-
Dividends paid	(3,423)	(3,441)	(3,424)
Purchase of treasury stock	(421)	(657)	(165)

Net Cash Provided by (Used in) Financing Activities	(61,742)	2,543	27,174

Net Increase (Decrease) in Cash and Cash Equivalents	(1,855)	(21,287)	20,816

Cash and Cash Equivalents – Beginning	9,641	30,928	10,112

Cash and Cash Equivalents – Ending	$ 7,786	$ 9,641	$30,928

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, formerly known as Commercial Bank of Pennsylvania, Commercial National Insurance Services, Inc. (CNIS) and Highview Trust Company.  In December 2002, CNIS acquired The Gooder Agency, Inc. (Gooder) which was subsequently sold in 2004 (see Note 2).  In July 2003, the Bank’s application to convert to a Pennsylvania state chartered bank was approved by the Pennsylvania Department of Banking, and the Bank changed its name to Commercial Bank of Pennsylvania.  In October 2003, the Corporation’s application to form a trust company subsidiary, Highview Trust Company (HTC), was approved.  In December 2004, the Corporation received approval from the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation to merge HTC into Commercial Bank of Pennsylvania.  The merged institution resulted in a name change to Commercial Bank & Trust of PA (the Bank).  With this restructuring, the trust operations of HTC have become part of the operations of the Bank.  All material intercompany transactions have been eliminated.

The Bank operates under a state bank charter and provides full banking services.  The Corporation is subject to regulation by the Federal Reserve Board and the Bank is subject to regulation by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.  The Bank’s primary business consists of taking deposits and granting loans to customers who generally do business in the area of Westmoreland County, Pennsylvania.

As of December 31, 2004, the Corporation employed 124 people in full-time and part-time positions.  Approximately 58 employees are represented by the United Auto Workers, Local 1799.  In 2004, the Corporation and bargaining unit employees entered into a labor agreement that will expire in December 2008.

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

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

Note 1 - Significant Accounting Policies (Continued)

Significant Concentrations of Credit Risk

Most of the Corporation’s activities are with customers located within Westmoreland County of Pennsylvania.  Note 4 discusses the types of securities that the Corporation invests in.  Note 5 discusses the types of lending that the Corporation engages in.  The Corporation does not have any significant concentrations to any one industry or customer.  Although the Corporation has a diversified loan portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

Securities

Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as “securities held to maturity” and are reported at amortized cost.  Debt and equity securities not classified as held to maturity securities are classified as “securities available for sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, net of the related deferred income tax effect.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Investments in Bank Stock

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

Note 1 - Significant Accounting Policies (Continued)

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

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as either doubtful, substandard or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Note 1 - Significant Accounting Policies (Continued)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2004 and 2003 was $682,000 and $1,027,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2004 was $731,000, net of accumulated amortization of $244,000, which are included in other assets.  Amortization expense of $145,000, $202,000 and $39,000 was recorded for the years ended December 31, 2004, 2003, and 2002, respectively.  Amortization expense is estimated to be $98,000 per year for the next five years.  The Corporation sold assets related to Gooder in 2004 and, therefore, eliminated the amortization related to customer lists.

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

Bank Owned Life Insurance

The Corporation invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses.  BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees.  The Corporation is the owner and beneficiary of the policies.  This life insurance investment is carried at the cash surrender value of the underlying policies.  Income from the investment in the policies is included in other income on the income statement.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2004, 2003 and 2002 was $192,000, $187,000 and $233,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.

Note 1 - Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities.  These differences are measured at the enacted tax rates that will be in effect when these differences reverse.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.  The Corporation and its subsidiaries file a consolidated federal income tax return.

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 3,422,881 in 2004, 3,441,556 in 2003 and 3,425,858 in 2002.  The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method.  At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to retained earnings.

Statements of Cash Flows

For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions, “Cash and due from banks” and “Interest bearing deposits with banks.”

Years Ended December 31,
2004	2003	2002
(In Thousands)

Supplementary Cash Flows Information

Interest paid	$ 6,133	$ 6,679	$ 7,598

Income taxes paid	$ 981	$ 608	$ 2,161

Supplementary Disclosures of Noncash Investing and
        Financing Activities

Loans transferred to foreclosed real estate	$ 34	$ 723	$ 514

Segment Reporting

The Corporation acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers.  The Corporation offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits, the making of commercial, consumer and mortgage loans and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Corporation.  As such, discrete information is not available and segment reporting would not be meaningful.

Note 1 - Significant Accounting Policies (Continued)

Reclassifications

Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform with the 2004 presentation format.  These reclassifications had no effect on net income.

New Accounting Standards

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments.”  SAB 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies.  SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004.  The adoption of SAB 105 did not have a material effect on the Corporation’s consolidated financial statements.

Note 2 - Acquisitions And Divestitures

In June 2004, the Corporation sold all assets relating to its insurance agency subsidiary, Gooder.  In the transaction, the Corporation received $950,000.  A $39,000 loss was recognized on the sale of such assets, which is included in other expenses.  The results of operations of Gooder prior to the sale were not material to the Corporation’s results of operations.

In performing its impairment assessment of the acquired customer lists of Gooder in the fourth quarter of 2003, management determined that no impairment was present based on the carrying amount of these intangible assets.  However, the goodwill asset was fully impaired.  As a result, the 2003 consolidated financial statements reflect a writedown of goodwill in the amount of $375,000 which is included in other operating expenses in the consolidated statement of income.

On January 3, 2003, the Corporation acquired certain insurance agency accounts from an employee of the Corporation’s insurance agency subsidiary, Gooder.  The Corporation paid cash of $100,000 for the accounts.  The acquisition has been accounted for as a purchase and the $100,000 has been allocated to identifiable intangible assets representing the fair value of the acquired customer list.  The results of operations are included in the consolidated financial statements since the date of the acquisition.  The impact of the acquisition on the Corporation’s results of operations for the year ended December 31, 2003 was not material.

On December 10, 2002, the Corporation completed its acquisition of Gooder, an independent insurance agency and Gooder & Mary, Inc. (G&M), a 50% partner in CNIS.  The Corporation issued 35,208 shares of its common stock with a value of $756,000 and paid cash of $235,000 in exchange for all of the shares of common stock of Gooder and G&M.  The acquisition has been accounted for as a purchase and the results of operations of Gooder  and G&M since the date of acquisition are included in the consolidated financial statements.

The total purchase price of $991,000 has been allocated to the assets acquired and liabilities assumed based upon fair value at the date of acquisition, including identifiable intangible assets of $849,000 representing the fair value of the acquired customer lists.  Goodwill of $375,000 was recorded.  The value of the 35,208 common shares issued was determined based on the average market price of the Corporation’s common shares over the ten trading days ending on the date prior to the acquisition date.

Note 2 - Acquisitions And Divestitures (Continued)

On September 27, 2002, the Bank sold the bank premises, deposit liabilities, equipment and loans outstanding of the Bank’s branch office and Redstone office in Murrysville, Pennsylvania (the Murrysville Branch).  In the transaction, the Bank sold deposit liabilities of $7,709,000, loans of $5,821,000 and equipment of $10,000 resulting in a gain of $470,000.

On June 29, 2002, the Bank acquired the deposit liabilities, equipment and loans outstanding of a branch office in Norwin, Pennsylvania (the Norwin Branch).  The transaction was accounted for as a purchase.  In the transaction, the Bank assumed deposit liabilities of $11,514,000, acquired loans of $8,000,000 and equipment of $9,000.  The premium paid to acquire the Norwin Branch amounted to $975,000, was allocated to a core deposit intangible and is being amortized over a period of ten years.

Note 3 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts (checking accounts, NOW accounts, etc.) and non-personal time deposits (deposits with original maturities of 14 days or more).  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2004 and 2003 was approximately $4,393,000 and $3,858,000, respectively.

Note 4 - Securities

The amortized cost and fair values of securities available for sale are as follows:

11760:
Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2004:
Obligations of U.S. Government agencies	$ 8,386	$ 4	$ (39)	$ 8,351
Obligations of states and political subdivisions	4,177	94	(87)	4,184
Mortgage-backed securities	83,723	3,197	-	86,920

$96,286	$3,295	$(126)	$99,455

December 31, 2003:
Obligations of U.S. Government agencies	$ 11,626	$ 112	$ (28)	$ 11,710
Obligations of states and political subdivisions	44,270	1,275	(462)	45,083
Mortgage-backed securities	101,970	4,732	-	106,702
Equity securities	799	54	(8)	845

$158,665	$6,173	$(498)	$164,340

Note 4 - Securities (Continued)

The amortized cost and fair values of securities at December 31, 2004 by contractual maturity, are shown below.  Mortgage-backed securities maturities are based upon their estimated contractual maturities.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ 7,661	$ 7,640
Due after one year through five years	2,555	2,496
Due after five years through ten years	1,832	1,901
Due after ten years	84,238	87,418

$96,286	$99,455

Securities with amortized cost and fair values of $21,097,000 and $21,592,000, respectively, at December 31, 2004 and $16,420,000 and $17,164,000, respectively, at December 31, 2003 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $2,377,000, $9,000 and $-0- and gross losses of $1,182,000, $-0- and $-0- were realized on sales and calls of securities during 2004, 2003 and 2002, respectively.

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

12197:
Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

Obligations of U.S. Govern- ment agencies	$2,036	$(22)	$ 987	$(17)	$3,023	$ (39)
Obligations of states and political subdivisions	1,304	(43)	1,786	(44)	3,090	(87)

$3,340	$(65)	$2,773	$(61)	$6,113	$(126)

Unrealized losses in obligations of U.S. Government agencies and state and political subdivisions are due to a change in interest rates subsequent to when the securities were purchased.  At December 31, 2004, all debt securities with temporarily impaired losses have been rated by either Moody’s and/or S&P with an “A” or better debt rating.  Management believes the unrealized losses are temporary and that the Corporation has the ability to hold the securities until maturity or market price recovery.

Note 5 - Loans

Loans are summarized as follows:

December 31,
2004	2003
(In Thousands)

Commercial loans	$ 15,933	$ 14,802
Real estate loans:
Commercial	55,555	51,006
Construction	258	1,108
Residential	107,819	106,121
Municipal loans	10,002	10,622
Consumer and other loans	2,465	3,584
Net unamortized costs	223	139

$192,255	$187,382

Note 6 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2004	2003	2002
(In Thousands)

Balance, January 1	$2,462	$2,707	$2,814
Loans charged off	(361)	(333)	(449)
Recoveries on previously charged off loans	190	49	44
Provision (credit) for loan losses	(436)	39	298

Balance at December 31	$1,855	$2,462	$2,707

During the Corporation’s second quarter 2004 evaluation, management considered the allowance for loan losses to be over allocated by $492,000.  Due to this overage, the Corporation reduced the allowance for loan losses by $492,000.  The reduction in the allowance consisted of specific allocations for several classified loans, totaling $3.2 million, which paid off during the first half of 2004.  The excess allocation was recorded as a credit in the provision for loan losses.

At December 31, 2004 and 2003, the total recorded investment in loans considered to be impaired was $3,421,000 and $8,669,000, respectively.  The average recorded investment in impaired loans during 2004, 2003 and 2002 was $4,728,000, $12,271,000 and $12,323,000, respectively.  Impaired loans with balances of $958,000 and $2,847,000 at December 31, 2004 and 2003 had related allowance for loan losses of $503,000 and $1,541,000, respectively.  Interest income on impaired loans of $190,000, $723,000 and $749,000 was recognized for cash payments received in 2004, 2003 and 2002, respectively.

Loans on which the accrual of interest has been discontinued amounted to $1,667,000 and $2,331,000 at December 31, 2004 and 2003, respectively.  Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $12,000 and $5,000 at December 31, 2004 and 2003, respectively.

Note 7 - Financial Instruments with Off-Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit and financial standby letters of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The contract or notional amount of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.  The Corporation does not issue any other instruments with significant off-balance-sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial standby letters of credit written is represented by the contract or notional amount of those instruments.  The Corporation uses the same credit policies in making such commitments and conditional obligations as it does for on-balance-sheet instruments.  The following table identifies the contract or notional amount of those instruments:

December 31,
2004	2003
(In Thousands)

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$34,054	$30,767
Standby letters of credit	379	427
Financial standby letters of credit	4,050	3,000

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2004 was $4,429,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $4,175,000.  The amount of the liability as of December 31, 2004 and 2003 for guarantees under standby letters of credit issued is not material.

Note 8 - Premises and Equipment

The composition of premises and equipment at December 31, 2004 and 2003 is as follows:

2004	2003
(In Thousands)

Land	$ 437	$ 437
Premises	5,789	5,782
Leasehold improvements	229	249
Furniture and equipment	6,488	6,130

	12,943	12,598
Accumulated depreciation and amortization	(8,299)	(7,593)

$ 4,644	$5,005

Depreciation and amortization expense was $760,000, $683,000 and $636,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $22,397,000 and $21,108,000 at December 31, 2004 and 2003, respectively.

Interest bearing deposits at December 31, 2004 and 2003 are detailed as follows:

2004	2003
(In Thousands)

Savings accounts	$ 50,840	$ 54,395
NOW accounts	22,182	24,525
Money market accounts	32,901	40,479
Time deposits	97,611	88,473

$203,534	$207,872

Note 9 - Interest Bearing Deposits (Continued)

Time deposits at December 31, 2004 had the following scheduled maturities (in thousands):

2005	$35,725
2006	11,207
2007	21,147
2008	15,611
2009	13,921

$97,611

Note 10 - Short-Term Borrowings

Short-term borrowings at December 31, 2004 and 2003 were as follows:

December 31,
2004	2003
(In Thousands)

Federal funds purchased	$2,950	$ 2,450
FHLB borrowings	5,000	15,000

	$7,950	$17,450

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2004	2003
(Dollars in Thousands)

Average balance during the year	$10,505	$ 3,977
Average interest rate during the year	1.52%	1.21%
Maximum month-end balance	$48,650	$19,750
Weighted average interest rate at end of the year	2.31%	1.23%

At December 31, 2004, the Corporation had approved but unused funding availability from lines of credit of $30,000,000.

Note 11 - Long-Term Borrowings

Long-term borrowings at December 31, 2003 consisted of Federal Home Loan Bank (FHLB) advances which were collateralized by certain mortgages and investment securities.  These advances had maturity dates from 2005 through 2016 and a weighted average interest rate of 5.22%.  In September 2004, the Corporation repaid these advances with proceeds from sales of securities.  The repayment of these advances resulted in a prepayment penalty of $4,402,000.

Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities and mortgage-backed securities.  The maximum remaining borrowing capacity from the FHLB at December 31, 2004 is $195,397,000.

Note 12 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $249,000, $628,000 and $608,000 for the years ended December 31, 2004, 2003 and 2002, respectively.  Expense in 2004 was lower due to a lesser allocation by the board of directors than what was allocated in prior years.

Note 13 - Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2004, 2003 and 2002 are as follows:

2004	2003	2002
(In Thousands)

Gross change in unrealized gains (losses) on securities available for sale	$(1,311)	$(1,710)	$4,124
Less reclassification adjustment for gains realized in income	(1,195)	(9)	-

Net Unrealized Gains (Losses)	(2,506)	(1,719)	4,124

Tax effect	(852)	(584)	1,402

Net of Tax Amount	$(1,654)	$(1,135)	$2,722

Note 14 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2016.  Lease expense amounted to $121,000, $116,000 and $72,000 in fiscal years 2004, 2003, and 2002, respectively.  Maturities of operating lease obligations at December 31, 2004 are as follows (in thousands):

2005	$ 87
2006	52
2007	29
2008	29
2009	29
Thereafter	199

Note 15 - Income Taxes

The components of the net deferred tax liability at December 31, 2004 and 2003 are as follows:

2004	2003
(In Thousands)

Allowance for loan losses	$357	$ 558
Accrued benefits	87	97
Other	66	2
Alternative minimum tax	265	115

Total Deferred Tax Assets	775	772

Deferred loan fees	76	47
Securities accretion	60	162
Unrealized net gain on securities available for sale	1,077	1,930
Depreciation	156	144
Intangible assets	-	375

Total Deferred Tax Liabilities	1,369	2,658

Net Deferred Tax Liability	$ (594)	$(1,886)

The income tax provision for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

2004	2003	2002
(In Thousands)

Current	$ 230	$552	$1,791
Deferred	(439)	285	82

	$(209)	$837	$1,873

Note 15 - Income Taxes (Continued)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2004, 2003 and 2002 are as follows:

2004	2003	2002
(In Thousands)

Tax at statutory rates	$140	$1,495	$2,454
Increase (decrease) resulting from:
Tax-exempt income	(317)	(663)	(562)
Non-deductible interest expense	31	60	46
Increase in investment in life insurance	(156)	(170)	(147)
Writedown of non-deductible goodwill	47	128	-
Other	46	(13)	82

	$(209)	$ 837	$1,873

Note 16 - Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 2004 and 2003, as required by Statement of Financial Accounting Standards No. 107 (FAS 107).  Such information, which pertains to the Corporation’s financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation.  It is the Corporation’s general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities.  Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction.  Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

Cash and Short-Term Investments

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

Note 16 - Fair Value of Financial Instruments (Continued)

Loans Receivable

Fair values of variable rate loans subject to frequent repricing and which entail no significant credit risk are based on the carrying values.  The estimated fair values of other loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Deposits

For deposits which are payable on demand at the reporting date, representing all deposits other than time deposits, management estimated that the carrying value of such deposits is a reasonable estimate of fair value.  Fair values of time deposits are estimated by discounting the future cash flows using interest rates currently being offered and a schedule of aggregate expected maturities.

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

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

14500: 14551:
December 31, 2004		December 31, 2003
Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In Thousands)

Financial assets:
Cash and short-term investments	$ 7,786	$ 7,786	$ 9,641	$ 9,641
Securities available for sale	99,455	99,455	164,340	164,340
Restricted investments in bank stock	1,806	1,806	4,345	4,345
Net loans receivable	190,400	190,557	184,920	186,761
Accrued interest receivable	968	968	1,573	1,573

Note 16 - Fair Value of Financial Instruments (Continued)

December 31, 2004		December 31, 2003
Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In Thousands)

Financial liabilities:
Deposits	$265,818	$264,852	$259,216	$262,801
Short-term borrowings	7,950	7,950	17,450	17,450
Accrued interest payable	688	688	870	870
Long-term borrowings	-	-	55,000	57,996

Off-balance sheet financial instruments	-	-	-	-

Note 17 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with others do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount of credit extended to these directors and principal officers was approximately $902,000 and $1,381,000 at December 31, 2004 and 2003, respectively.

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 during the year ended December 31, 2004 (in thousands):

Balances at January 1	$1,126
Advances	-
Repayments	(366)

Balances at December 31	$ 760

Note 18 - Capital Requirements and Regulatory Restrictions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation.  The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

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

Note 18 - Capital Requirements and Regulatory Restrictions (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2004 and 2003 for the Corporation and the Bank:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2004
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$43,692	23.7%	$³14,733	³8.0%	N/A
Commercial Bank	43,678	23.7	³14,740	³8.0	$³18,425	³10.0%
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	41,836	22.7	³ 7,367	³4.0	N/A
Commercial Bank	41,822	22.7	³ 7,370	³4.0	³11,055	³ 6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	41,836	13.0	³12,899	³4.0	N/A
Commercial Bank	41,822	13.0	³12,857	³4.0	³16,072	³ 5.0

As of December 31, 2003:
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$46,526	24.6%	$³15,140	³8.0%	N/A
Commercial Bank	44,748	23.8	³15,067	³8.0	$³18,834	³10.0%
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	44,138	23.3	³ 7,570	³4.0	N/A
Commercial Bank	42,392	22.5	³ 7,533	³4.0	³11,300	³ 6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	44,138	11.9	³14,872	³4.0	N/A
Commercial Bank	42,392	11.4	³14,816	³4.0	³18,520	³ 5.0

Note 19 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2004	2003
(In Thousands)

Assets
Cash and cash equivalents	$ -	$ 54
Securities available for sale	-	845
Investment in bank subsidiary	44,645	46,937
Investment in other subsidiaries	32	1,754
Other assets	10	-

Total Assets	$44,687	$49,590

Liabilities and Shareholders’ Equity
Liabilities, accounts payable	$ 27	$ 53
Shareholders’ equity	44,660	49,537

Total Liabilities and Shareholders’ Equity	$44,687	$49,590

Statements of Income

Years Ended December 31,
2004	2003	2002
(In Thousands)

Dividends from subsidiaries	$3,977	$6,025	$3,824
Other	3	5	-
Net securities gains	29	9	-
Fees from bank subsidiary	493	278	303
Expenses	(501)	(281)	(303)

	4,001	6,036	3,824
Income taxes	-	3	-

	4,001	6,033	3,824
Equity in (excess of) undistributed earnings of subsidiaries	(3,380)	(2,472)	1,520

Net Income	$ 621	$3,561	$5,344

Note 19 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2004	2003	2002
(In Thousands)

Cash Flows from Operating Activities
Net income	$ 621	$3,561	$5,344
Adjustments to reconcile net income to net cash provided by operating activities:
Net security gains	(29)	(9)	-
Equity in undistributed earnings of Subsidiaries	3,380	2,472	(1,520)
Issuance of treasury stock for compensation	-	4	1
Increase in other assets	(10)	-	-
Increase (decrease) in accounts payable	(10)	23	(1)

Net Cash Provided by Operating Activities	3,952	6,051	3,824

Cash Flows from Investing Activities
Purchase of investment securities	-	(833)	-
Net cash used in acquisition	-	(100)	(235)
Proceeds from sale of securities	829	43	-
Investment in subsidiaries	(991)	(1,014)	-

Net Cash Used in Investing Activities	(162)	(1,904)	(235)

Cash Flows from Financing Activities
Dividends paid	(3,423)	(3,441)	(3,424)
Purchase of treasury stock	(421)	(657)	(165)

Net Cash Used in Financing Activities	(3,844)	(4,098)	(3,589)

Net Increase (Decrease) in Cash	(54)	49	-

Cash - Beginning	54	5	5

Cash – Ending	$ -	$ 54	$ 5