Form 10-K, Exhibit 13
period 2005-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2006-03-30
CIK 866054

Quarterly Summary of Financial Data (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2005 and December 31, 2004 are as follows:
	(Dollars in thousands, except Per Share Amounts)
	2005

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$4,014	$4,027	$4,089	$4,054
Interest expense	1,032	1,077	1,119	1,154
Net interest income	2,982	2,950	2,970	2,900
Provision/(credit) for loan losses	(470)	-	15	90

Net interest income after
provision for loan losses	3,452	2,950	2,955	2,810

Other income	716	718	689	836
Other expenses	2,732	2,695	2,582	2,523

Income before income taxes	1,436	973	1,062	1,123
Applicable income taxes	395	242	289	291
Net income	$1,041	$731	$773	$832
Earnings per share, basic	$ .31	$ .21	$ .23	$ .24

	2004

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$4,923	$4,795	$4,364	$4,160
Interest expense	1,654	1,656	1,607	1,034
Net interest income	3,269	3,139	2,757	3,126
Provision for loan losses	56	(492)	-	-

Net interest income after
provision for loan losses	3,213	3,631	2,757	3,126

Net securities gains	795	51	349	-
Other income	995	957	752	692
FHLB prepayment penalty	-	-	4,402	-
Other expenses	3,643	3,269	2,968	2,624

Income(loss) before income taxes	1,360	1,370	(3,512)	1,194
Applicable income taxes(benefit)	308	356	(1,286)	413
Net income(loss)	$1,052	$1,014	$(2,226)	$781
Earnings(loss) per share, basic	$ .31	$ .29	$ (.65)	$ .23

Common Stock Information

The following table sets forth the high and low sales prices for the common stock, as reported by The Nasdaq Stock Market, Inc., and the cash dividends declared per share on the common stock for the periods indicated.

			Cash Dividend
2005	High	Low	Per Share
First Quarter	$23.50	$21.20	$.25
Second Quarter	24.30	20.00	.20
Third Quarter	21.50	17.89	.20
Fourth Quarter	19.25	18.70	.20

2004
First Quarter	$28.40	$25.75	$.25
Second Quarter	26.43	21.50	.25
Third Quarter	26.00	21.00	.25
Fourth Quarter	24.24	22.00	.25

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

Years Ended December 31, (Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001

Total interest income	$16,184	$18,242	$19,795	$22,943	$24,399
Total interest expense	4,382	5,951	6,525	7,575	9,716

Net interest income	11,802	12,291	13,270	15,368	14,683
Provision/(credit) for loan losses	(365)	(436)	39	298	540

Net interest income after
provision for loan losses	12,167	12,727	13,231	15,070	14,143

Other operating income	2,959	4,591	3,939	3,290	2,555
Other operating expenses	10,532	16,906	12,772	11,143	10,094

Income before taxes	4,594	412	4,398	7,217	6,604
Income taxes expense/(benefit)	1,217	(209)	837	1,873	1,699

Net income	$3,377	$ 621	$ 3,561	$ 5,344	$ 4,905

Per share data
Net income	$ .99	$ .18	$ 1.03	$ 1.56	$ 1.43
Dividends declared	$ .85	$ 1.00	$ 1.00	$ 1.00	$ .76
Average shares outstanding	3,413,426	3,422,881	3,441,556	3,425,858	3,432,389

At end of period
Total assets	$322,381	$320,372	$385,028	$380,338	$343,029
Securities	66,117	99,455	164,340	144,726	117,038
Loans, net of unearned income	207,039	192,255	187,382	169,030	202,335
Allowance for loan losses	1,636	1,855	2,462	2,707	2,814
Deposits	277,009	265,818	259,216	270,025	254,986
Long-term borrowings	-	-	55,000	55,000	35,000
Shareholders' equity	43,661	44,660	49,537	51,205	45,970

Key ratios (expressed as %)
Return on average assets	1.06%	0.17%	0.95%	1.46%	1.43%
Return on average equity	7.67	1.36	6.99	11.02	10.90
Net loans-to-deposit ratio	74.15	71.63	71.34	61.59	78.25
Dividend payout ratio (dividends
declared divided by net income)	85.91	551.21	96.63	64.07	53.16
Equity-to-assets ratio (average
equity divided by average total assets)	13.86	12.47	13.63	13.27	13.12

Management’s Discussion and Analysis
of
Financial Condition and Results of Operations

Safe Harbor Statement

Forward-looking statements (statements which are not historical facts) in this Annual Report on Form 10-K are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,”“will,”“to,”“expect,”“believe,”“anticipate,”“intend,”“could,”“would,”“estimate,” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are based on information currently available to Commercial National Financial Corporation (the Corporation), and the Corporation assumes no obligation to update these statements as circumstances change. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including changes in general economic and financial market conditions, unforeseen credit problems, and the Corporation’s ability to execute its business plans. The actual results of future events could differ materially from those stated in any forward-looking statements herein.

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2005, 2004 and 2003. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Commercial National Insurance Services, Inc. (CNIS). In June 2004, CNIS sold all of its assets and is now inactive. See Note 2 to the consolidated financial statements for additional information.

The Corporation reported net income of $3.4 million or $0.99 per share for the year ended 2005 compared to $621,000 or $0.18 per share for the year ended 2004. The Corporation’s return on average assets for 2005 and 2004 were 1.06% and 0.17%, respectively. Return on average equity for the same two periods were 7.74% and 1.36%, respectively.

In accordance with the strategic direction taken by the Board of Directors in January 2004, the Bank has concentrated efforts on core banking business of loans and deposits and trust and asset management services.

In September 2004, the Corporation restructured its balance sheet through the prepayment of $55.0 million in borrowings from the Federal Home Loan Bank (FHLB). The Corporation incurred prepayment penalties in conjunction with its prepayment of the borrowings, which resulted in a one-time charge of approximately $4.4 million. Funding from cash equivalents and securities were utilized to pay the advances and the penalties. This action caused earnings to be materially reduced for the year 2004.

At year-end 2004, the Corporation’s wholly owned trust company subsidiary, Highview Trust Company, merged into a department of the Bank. With this merger, the Bank adopted a new name, Commercial Bank & Trust of PA, to reflect the Corporation’s primary lines of business.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated by what is earned on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2005 and 2004, net interest income was $11.8 million and $12.3 million, respectively. The related tax-equivalent net interest margin for these two years was 4.19% and 3.82%, respectively. The increase in the margin is mostly due to the decrease in cost of interest earning liabilities. Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

The business strategy for 2006 is to continue asset growth through traditional loans and deposits supplemented by trust products offered to customers in its marketplace. Management anticipates continued pressure on net interest income during 2006. Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share. Operating expenses will continue to be scrutinized for the purpose of offsetting a potential decline in net interest income.

Financial Condition
Total assets of the Corporation were $322.4 million on December 31, 2005 compared to $320.4 million on December 31, 2004. Increases in Loans and Federal funds sold were offset by a decrease in Investments. The increase in Total Liabilities was mostly attributed to an increase in Total Deposits, this increase was partially offset by the payoff of Short Term borrowings.

The loan portfolio is comprised mostly of residential and commercial real-estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio increased $14.8 million in 2005 over the total of $192.3 million at the end of 2004. Increases in commercial loans of $2.3 million, commercial real-estate loans of $5.2 million, consumer real estate loans of $7.5 million and consumer installment loans of $2.1 million were offset by a decrease in municipal loans of $2.4 million. The commercial and consumer loan market continues to be very competitive in our market area.

Total investment securities decreased $33.3 million during 2005. This decrease is due mainly from the repayments on Mortgage Backed Securities, with the bank making no significant purchases of investments in 2005. All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities, tax-free municipal bonds and U.S. government agency securities. The Bank also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2005, total deposits increased $11.2 million from December 31, 2004 to $277.0 million. This increase is due to an increase in non-interest bearing deposits, a decrease in savings and money market accounts and an increase in certificate of deposits.
Total short-term borrowings decreased $7.9 million to $ - 0 - in 2005. These borrowings were reduced by monthly cashflows from securities and loans.

Shareholders’ equity was $43.7 million on December 31, 2005 compared to $44.7 million on December 31, 2004, a decrease of $1.0 million. The change in shareholders’ equity consists of net income of $3.4 million being offset by unrealized losses on securities of $1.5 million and dividends declared of $2.9 million. Book value per common share at year-end 2005 decreased by 2.2% to $12.79 from $13.08 at year-end 2004.

Share Repurchase

On March 24, 2006, the Corporation repurchased 362,113 shares of its common stock held by certain of its shareholders. The repurchased shares represented approximately 10.6% of the total shares then outstanding. The aggregate purchase price for the stock is approximately $6.7 million, which is $18.50 per share. All repurchased shares will be held as treasury shares.

The repurchase of these shares was approved by the Board of Directors based, in part, upon receiving an opinion from the Corporation's financial advisor, SunTrust Robinson Humphrey that the purchase price was fair to the Corporation. The Corporation expects the transaction to be accretive to earnings per share in 2006.

A more complete description of the transaction can be found in the Corporation's 8-K filed with the Commission March 27, 2006.

Results of Operations

Net income increased $2.8 million, or 444%, to $3.4 million for the year ended December 31, 2005 from $621,000 for the year ended December 31, 2004. The increase was primarily due to a $4.4 million charge relating to the prepayment of the Corporation’s long-term FHLB borrowings in 2004. Also included in operating income is a credit of $365,000 in the provision for loan losses. The credit is due to the combination of a partial recovery received in 2005 for a commercial loan charged off in a previous year and the bank received a pay-down on a classified loan, lowering the allowance requirements.

Net income decreased $2.9 million, or 83%, to $621,000 for the year ended December 31, 2004 from $3.6 million for the year ended December 31, 2003. The decrease was primarily due to a $4.4 million charge relating to the prepayment of the Corporation’s long-term FHLB borrowings in the principal amount of $55.0 million. Included in operating income is a gain of $1.2 million on the sale of investment securities. These securities were sold to offset a $233,000 executive severance expense, to alleviate the Corporation’s alternative minimum tax position and to reduce, market and interest rate risks. Also included in operating income is a credit of $436,000 in the loan loss provision due to specified problem loans that paid off during 2004. These loans had allocated loss allowances while they were included in the Corporation’s balance sheet. Since they are no longer carried on the balance sheet, the Corporation deemed it unnecessary to carry this allocated portion of the allowance

Net Interest Income

In 2005, interest income was $16.2 million compared to $18.2 million in 2004, a decrease of $2.0 million. A $2.6 million decline in investment income and other interest income was partially offset by an increase in loan interest. The Bank reduced securities balances and related securities income as a result of a strategic decision to reduce FHLB borrowings in 2004 and not replace mortgage-backed securities as they amortize and prepay. Also contributing to the decline in total interest income were market conditions, specifically the fact that the yield on the 10-year Treasury note did not move in unison with short-term rates, which led to a flattening yield curve.

For 2005, total deposits increased by $11.2 million to $277.0 million from $265.8 million at the end of 2004. This increase in deposits along with higher certificate of deposit rates increased overall deposit cost by $698,000, however the FHLB borrowing costs were $2.3 million lower in 2005, resulting in a decrease in interest expense from $6.0 million in 2004 to $4.4 million expense in 2005.

As a result of these factors, net interest income in 2005 was $11.8 million compared to $12.3 million in 2004, a decrease of $500,000.

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

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2005, 2004 and 2003.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2005	2004	2003
Average	Interest	Yield or	Average	Interest	Yield or	Average	Interest	Yield or
Balance	Income/	Rate(a)	Balance	Income/	Rate(a)	Balance	Income/	Rate (a)
Expense	Expense	Expense
Interest-earning assets
Loans net of unearned income (b) (c)	$199,505	$11,565	5.80%	$187,918	$11,086	5.90%	$183,628	$11,674	6.36%
Taxable securities	77,631	4,441	5.72	126,135	6,914	5.48	108,162	6,835	6.32
Non-taxable securities	3,874	208	5.36	10,502	598	5.70	34,611	2,121	6.13
Interest-bearing deposits with banks	59	2	2.71	4,998	63	1.26	2,172	41	1.89
Federal funds sold	8,417	301	3.58	5,210	61	1.17	12,330	129	1.05
Total earning assets	289,486	16,517	5.71	334,763	18,722	5.59	340,903	20,800	6.10

Non-interest-earning assets
Cash	8,913	8,596	7,879
Allowance for loan losses	(1,733)	(2,165)	(2,685)
Other assets	22,627	23,881	27,399
Total non-interest-earning assets	29,807	31,312	32,593

Total assets	$319,293	$365,075	$373,496

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$ 22,147	34	0.15	$ 23,881	36	0.15	$ 24,151	35	0.14
Money Market accounts	30,485	239	0.78	39,835	253	0.64	43,948	327	0.74
Savings deposits	48,408	284	0.59	52,695	317	0.60	56,200	412	0.73
Time deposits	107,746	3,786	3.51	92,210	3,056	3.31	86,059	2,789	3.24
Short-term borrowings	1,501	39	2.60	10,505	161	1.52	3,977	49	1.23
Long-term borrowings	-	-	-	40,123	2,128	5.29	55,000	2,913	5.29

Total interest-bearing liabilities	210,287	4,382	2.08	259,249	5,951	2.29	269,335	6,525	2.42

Non-interest-bearing deposits	63,250	57,904	49,583
Other liabilities	1,522	2,271	3,656
Shareholders' equity	44,234	45,651	50,922
Total non-interest-bearing
Funding sources	109,006	105,826	104,161

Total liabilities and
shareholders' equity	$319,293	$365,075	$373,496

Net interest income and net
Yield on interest earning assets	$12,135	4.19%	$12,771	3.82%	$14,275	4.19%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.

The following table illustrates the impact a   The following table illustrates the impact and interaction of rate and volume changes for the years under review. Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)
	2005 Change from 2004			2004 Change from 2003
	Total	Change Due	Change Due	Total	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$ 479	$ 646	$ (167)	$ (588)	$ 269	$ (857)
Securities
Taxable	(2,473)	(2,659)	186	79	1,136	(1,057)
Non-taxable	(390)	(376)	(14)	(1,523)	(1,478)	(45)
Interest-bearing deposits with banks	(61)	(62)	1	22	53	(31)
Federal funds sold	240	38	202	(68)	(74)	6

Total interest income	(2,205)	(2,413)	208	(2,078)	(94)	(1,984)

Interest-bearing liabilities
Deposits	681	4	677	99	(29)	128
Short-term borrowings	(122)	(139)	17	112	80	32
Long-term borrowings	(2,128)	(2,128)	0	(785)	(788)	3

Total interest expense	(1,569)	(2,263)	694	(574)	(737)	163

Net interest income	$ (636)	$ (150)	$ (486)	$ (1,504)	$ 643	$ (2,147)

Other Operating Income and Expense

Total other operating income decreased $1.6 million to $3.0 million for 2005, compared to $4.6 million in 2004. The decrease is primarily two items; first, no security gains were taken in 2005 compared to the $1.2 million gain in 2004, the second being due to the previously mentioned sale of insurance agency, there were no commissions and fees from insurance sales in 2005 compared to $342,000 in 2004.

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

Non-interest expense for 2005 decreased $6.4 million to $10.5 million, compared to $16.9 million in 2004. The majority of this decrease in expenses is the $4.4 million prepayment penalty paid to FHLB, which inflated 2004 non-interest expense. Also, payroll costs were $1.0 million lower in 2005 compared to 2004. This reduction is the result of less staffing due to the sale of the Gooder Agency and staffing reductions at the Bank. In addition, legal and professional expenses decreased by $110,000 in 2005 compared to 2004. In 2004, legal costs were higher due to the merger of Highview Trust back into the Bank and the sale of the Gooder Agency.
Other expenses were lower in 2005 compared to 2004, due to the sale of Gooder Agency and general cost controls within the Bank.

Non-interest expense for 2004 reached $16.9 million, an increase of $4.1 million or 32% from non-interest expense for 2003. $4.4 million of this increase is due to prepayment charges relating to the repayment of the Corporation’s long-term FHLB borrowings. Personnel costs rose by $162,000 from 2004 to 2003. This increase was attributed to higher insurance costs as an increase in salaries was offset by a decrease in other benefits. A $62,000 increase in furniture and equipment expense was due to depreciation expense on equipment which was purchased in the fourth quarter of 2003. Legal and professional expenses were lower by $71,000. Reflected in 2003 operating expenses is a $375,000 impairment charge related to the write down of goodwill on the Corporation’s insurance agency subsidiary.

Income tax expense/(benefit) was $1,217,000 in 2005, ($209,000) in 2004 and $837,000 in 2003. The income tax benefit for 2004 was due to higher tax-free income in relation to lower pre-tax income in 2004. Due to this, the Corporation was in an alternative minimum tax position and has exited this position as of year-end 2005.

Liquidity and Capital Resources

Liquidity measurements evaluate the Corporation’s ability to meet the cash-flow needs of its depositors and borrowers.1  The most desirable source of liquidity is deposit growth. Additional liquidity is provided by the maturity of investments in loans and securities and the principal and interest received from those earning assets. Another source of liquidity is represented by the Corporation’s ability to sell both loans and available-for-sale securities. The Bank is a member of the FHLB system. The FHLB provides an additional source for liquidity for long- and short-term funding. Additional sources of funding from financial institutions have been established for short-term funding needs.

As of December 31, 2005, the Corporation had available funding of approximately $185.3 million at the FHLB with an additional $30.0 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2005, the commitments stood at $45.5 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows from operating activities in 2005 increased by $6.8 million to $4.6 million, from ($2.2) million in 2004.
The change is due principally to the increase in net income and the 2004 securities gains of $ 1.2 million.

Cash flows provided by investing activities totaled $129,000 in 2005, compared to cash provided by investing activities in 2004 of $62.1 million. Cash used for loan and federal funds growth in 2005 offset net inflows from reduction of outstanding securities.

Cash used from financing activities totaled $340,000 in 2005. Cash provided by increase in deposits was mostly offset by a decrease in short-term borrowings and dividends paid.

Aggregate Contractual Obligations

The following table presents contractual obligation payments due by specific time periods:

	(Dollars in thousands)
	< 1 year	1 - 3 years	> 3 - 5 years	> 5 years	Total

Capital lease obligations	$22	$ 40			$ 62

Operating lease obligations	$ 120	$145	$ 92	$ 164	$ 521

Total	$142	$185	$92	$164	$583

1 On March 24, 2006, the Corporation used the proceeds of the sale of certain Federal Funds investments to complete the Share Repurchase described on Page 6. Such sale reduced liquid assets on the balance sheet of the Corporation by $6.7 million. The Corporation has concluded that such reduction in liquidity will not have a material adverse effect on its financial condition or operations.

Time deposits of $100,000 or more at December 31, 2005 are as follows:

	(in
	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$ 3,395	13%
Over 3 through 6 months	6,261	24
Over 6 months through 12 months	13,478	51
Over 12 months	3,226	12

Total	$ 26,360	100%

The following table shows final loan maturities excluding consumer installment, mortgage and nonaccrual loans and before unearned income at December 31, 2005: (in thousands)

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$ 4,471	$ 12,899	$ 866	$ 18,236
Real estate-construction	910	-	-	910
Other	1,033	738	6,843	8,614

Totals	$ 6,414	$ 13,637	$ 7,709	$ 27,760

Loans at fixed interest rates		$ 8,012	$ 7,709
Loans at variable interest rates		5,625	-

		$ 13,637	$ 7,709

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2005		2004		2003		2002		2001

Commercial	$18,275	9%	$15,933	8%	$14,802	8%	$12,725	7%	$17,251	9%
Real estate - commercial	60,794	29	55,555	29	51,006	27	54,618	32	71,699	35
Real estate - construction	910	-	258	-	1,108	1	976	1	1,629	1
Real estate - other	115,294	56	107,819	56	106,121	57	86,048	51	95,796	47
Consumer - installment	2,929	1	886	1	1,405	1	1,922	1	2,486	1
Municipal	7,596	4	10,002	5	10,622	5	10,078	6	10,990	6
Other	1,019	1	1,579	1	2,179	1	2,635	2	2,555	1

Total loans	206,817	100%	192,032	100%	187,243	100%	169,002	100%	202,406	100%

Net unamortized
costs/(fees)	222		223		139		28		(71)

Total loans, net of
costs/(fees)	$207,039		$192,255		$187,382		$169,030		$202,335

	Maturity Distribution of Securities at December 31, 2005
	(in thousands)

	U.S. Treasury	State &	Total	Weighted
	& other U.S. Govt.	Political	Amortized	Average
	Agencies & Corp(2)	Subdivisions (1)	Cost	Yield

Within 1 year	$ 2,025	$ 500	$ 2,525	2.46
After 1 but within 5 years	-	601	601	5.38
After 5 but within 10 years	-	1,833	1,833	6.48
After 10 years	59,709	515	60,224	5.89

	$ 61,734	$ 3,449	$65,183	5.77%

(1) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)
(2) Includes mortgage-backed securities
	Fair Values of Securities at December 31,
	(in thousands)

	2005	2004	2003
Obligations of U.S.
Treasury & other U.S.
Govt. Agencies & Corp.	$ 63,779	$ 96,365	$ 149,539

Obligations of State &
Political Subdivisions	2,338	3,090	14,801

	$ 66,117	$ 99,455	$164,340

Included in U.S. Treasury & other U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $59.7 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

Interest Sensitivity and Market Risk

The Corporation’s market risk is primarily interest rate risk. Interest rate risk arises due to timing differences between interest sensitive assets and liabilities. Management monitors its interest sensitivity position with the intent of structuring the balance sheet so that movements of interest rates on assets and liabilities produce a relatively constant net interest margin. The Corporation’s interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This Committee establishes policies for monitoring and coordinating the Corporation’s sources, uses and pricing of funds.

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2005.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years
Interest-earning assets:
Securities	$870	$1,311	$3,116	$6,097	$32,837	$20,952
Federal funds sold &
other deposits with banks	17,071	-	-	-	-	-
Loans	21,129	2,901	5,503	12,446	97,733	65,875
Total interest-sensitive
Assets	39,070	4,212	8,619	18,543	130,569	86,827

Interest-bearing liabilities:
Certificates of deposit	4,354	8,576	16,116	12,511	70,121	404
Other interest-bearing deposits	-	3,717	3,717	5,158	36,204	47,105
Total interest-sensitive
Liabilities	4,354	12,293	19,833	17,669	106,325	47,509

Interest sensitivity gap	$34,716	$(8,081)	$(11,214)	$874	$24,244	$39,318

Cumulative gap	$34,716	$26,635	$15,421	$16,295	$40,539	$79,857

Ratio of cumulative gap to
earning assets	11.97%	9.19%	5.32%	5.62%	13.98%	27.56%

Loan and security assumptions are based upon contractual maturity and prepayment estimates. Included in other interest bearing deposits are savings, money market and interest-bearing transaction accounts. These accounts are subject to immediate withdrawal. However, based upon historical performance, management considers a certain portion of the accounts to be stable core deposits.

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

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2006.

	% Change in projected	% Change in projected
Change in interest	Baseline	economic
rates	net interest income	value of capital

+200 basis points	(3.9%)	(10.3%)
+100 basis points	(1.8%)	(4.3%)

-100 basis points	.3%	.1%
-200 basis points	(3.7%)	(2.5%)

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

The amount of the provision/(credit) for loan losses was ($365,000) in 2005, ($436,000) in 2004 and $39,000 in 2003. The credit for loan losses in 2005 is due to the combination of a $285,000 recovery received for a commercial loan charged off in a previous year and the bank received a pay-down on a classified loan, lowering the allowance requirement. The credit in 2004 was from the allocations of $3.2 million in classified loans that paid off in the first quarter. For each of the same years, the net charge-offs(recoveries) against the allowance for loan losses was ($146,000), $171,000 and $284,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses on loans will not be required.

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2005	2004	2003	2002	2001

Loans outstanding at beginning of year,
net of unearned income	$192,255	$187,382	$169,030	$202,335	$207,957

Average loans outstanding	$199,505	$187,918	$183,628	$187,428	$206,681

Allowance for loan losses:
Balance, beginning of year	$ 1,855	$ 2,462	$ 2,707	$ 2,814	$ 2,737

Loans charged off:
Commercial and tax free	105	251	29	180	90
Consumer	30	41	32	31	55
Real estate	20	69	272	238	355
Total loans charged off	155	361	333	449	500

Recoveries:
Commercial and tax free	296	136	21	17	3
Consumer	5	10	13	24	29
Real estate	0	44	15	3	5
Total recoveries	301	190	49	44	37

Net loans charged off/(recovered)	(146)	171	284	405	463
Provision charged/(credited) to expense	(365)	(436)	39	298	540

Balance, end of year	$ 1,636	$ 1,855	$ 2,462	$ 2,707	$ 2,814

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	(.07)%	.09%	.15%	.22%	.22%

Allowance for loan losses
as a percentage of average loans
outstanding	.82%	.99%	1.34%	1.44%	1.36%
Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance amount shown for December 31, 2005 is adequate to offset the losses which may exist as a result of under collateralization or uncollectibility.

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2005		2004		2003		2002		2001
(Dollars in thousands)
		Percent		Percent		Percent		Percent		Percent
	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan
		Type		Type		Type		Type		Type
Commercial	$1,540	47	$1,771	42	$2,371	40	$2,617	45	$2,564	50
Residential	63	52	58	56	69	58	63	52	63	48
Consumer	33	1	26	2	22	2	27	3	31	2
Unallocated	-		-		-		-		156

Total	$1,636		$1,855		$2,462		$2,707		$2,814

The following table details, for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis or were past due 90 days or more:

Dec. 31, 2005
Loans on non-accrual basis	$ 1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$ 4,170

Dec. 31, 2004
Loans on non-accrual basis	$ 1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$ 4,762

Dec. 31, 2003
Loans on non-accrual basis	$ 2,331
Loans past due 90 days or more	5
Renegotiated loans	-
Total	$ 2,336

Dec. 31, 2002
Loans on non-accrual basis	$ 2,679
Loans past due 90 days or more	3
Renegotiated loans	-
Total	$ 2,682

Dec. 31, 2001
Loans on non-accrual basis	$ 2,492
Loans past due 90 days or more	123
Renegotiated loans	60
Total	$ 2,675

Loans that were past due 90 days or more, or were on non-accrual represented .63% of total loans on December 31, 2005, which was down from .87% on December 31, 2004 and 1.25% on December 31, 2003. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2005, $1.0 million of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans decreased to $2.9 million. Of this amount, $2.5 million relates to a single borrower that requested a modification of interest and a period of interest only payments. The request was due to the seasonality of the customer’s business. At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2005 the Corporation had $740,000 in foreclosed real estate compared to $682,000 at the end of 2004.
In 2005, the gross amount of interest that would have been recorded on non-accrual loans would have been $90,000. The actual interest reflected in income on these loans was $23,000.

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

As of December 31, 2005, the Corporation had Tier I and total equity capital to risk adjusted asset ratios of 21.4% and 22.3%, respectively. In 2005 the leverage ratio was 13.3%. At December 31, 2004, the Corporation had Tier I and total equity capital to risk adjusted assets ratios of 22.7% and 23.7%, respectively. The leverage ratio was 13.0%.

The table below presents the Corporation’s capital position at December 31, 2005.2
(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$ 42,410	21.4%
Tier I Capital Requirement	7,912	4.0

Total Equity Capital	$ 44,046	22.3%
Risk-Based Requirement	15,825	8.0

Leverage Capital	$ 42,410	13.3%
Leverage Requirement	12,757	4.0

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

2 The Corporation’s capital position was impacted by the March 24, 2006 Share Repurchase described on Page 6. The Corporation has concluded that, although the Share Repurchase has the effect of reducing capital, the Corporation and the Bank will remain in compliance with all capital adequacy requirements and the Share Repurchase will not have a material adverse effect on the Corporation’s or the Bank’s financial condition or operations.

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

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Commercial National Financial Corporation
Stock Transfer Department
P.O. Box 429
Latrobe, PA 15650
(724)537-9923
(724)539-1137 (fax)

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2005 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn: Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Commercial National Financial Corporation and Subsidiaries

Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial National Financial Corporation and its wholly-owned subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
January 20, 2006

Consolidated Statements of Financial Condition

December 31,
2005	2004
(Dollars in Thousands, Except per Share Data)
Assets

Cash and due from banks	$ 12,760	$ 7,685
Interest bearing deposits with banks	121	101

Cash and Cash Equivalents	12,881	7,786
Federal funds sold	16,950	-
Securities available for sale	66,117	99,455
Restricted investments in bank stock	1,013	1,806
Loans receivable, net of allowance for loan losses of $1,636 in 2005 and $1,855 in 2004	205,403	190,400
Premises and equipment	4,301	4,644
Accrued interest receivable	862	968
Investment in life insurance	12,940	12,443
Other assets	1,914	2,870

Total Assets	$322,381	$320,372

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$ 69,025	$ 62,284
Interest bearing	207,984	203,534

Total Deposits	277,009	265,818
Short-term borrowings	-	7,950
Other liabilities	1,711	1,944

Total Liabilities	278,720	275,712

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 3,413,426 shares	7,200	7,200
Retained earnings	39,422	38,946
Accumulated other comprehensive income	617	2,092
Treasury stock, at cost, 186,574 shares	(3,578)	(3,578)

Total Shareholders’ Equity	43,661	44,660

Total Liabilities and Shareholders’ Equity	$322,381	$320,372

See notes to consolidated financial statements.

Commercial National Financial Corporation

Consolidated Statements of Income

Years Ended December 31,
2005	2004	2003
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$11,303	$10,809	$11,390
Interest and dividends on securities:
Taxable	4,441	6,914	6,835
Exempt from federal income taxes	137	395	1,400
Other	303	124	170

Total Interest Income	16,184	18,242	19,795

Interest Expense
Deposits	4,343	3,662	3,563
Short-term borrowings	39	161	49
Long-term borrowings	-	2,128	2,913

Total Interest Expense	4,382	5,951	6,525

Net Interest Income	11,802	12,291	13,270

Provision (Credit) for Loan Losses	(365)	(436)	39

Net Interest Income after Provision (Credit) for Loan Losses	12,167	12,727	13,231

Other Operating Income
Service charges on deposit accounts	604	644	859
Other service charges and fees	701	726	618
Net security gains	-	1,195	9
Trust department income	829	876	710
Income from investment in life insurance	525	529	559
Commissions and fees from insurance sales	-	342	841
Other income	300	279	343

Total Other Operating Income	2,959	4,591	3,939

Other Operating Expenses
Salaries and employee benefits	5,196	6,236	6,074
Net occupancy	722	702	714
Furniture and equipment	742	809	747
Professional fees	560	670	741
Pennsylvania shares tax	559	546	500
Automated teller machine	315	300	297
Director fees	382	408	462
Impairment writedown of goodwill	-	-	375
FHLB prepayment penalty	-	4,402	-
Other expenses	2,056	2,833	2,862

Total Other Operating Expenses	10,532	16,906	12,772

Income before Income Taxes (Benefit)	4,594	412	4,398

Income Tax Expense (Benefit)	1,217	(209)	837

Net Income	$3,377	$ 621	$ 3,561

Earnings per Share, Basic	$0.99	$0.18	$ 1.03

See notes to consolidated financial statements.

Commercial National Financial Corporation

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2005, 2004 and 2003

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2002	$7,200	$41,628	$4,881	($2,504)	$51,205
Comprehensive income:
Net income	-	3,561	-	-	3,561
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,135)	-	(1,135)

Total Comprehensive Income					2,426

Cash dividends declared, $1.00 per share	-	(3,441)	-	-	(3,441)
Issuance of treasury stock	-	-	-	4	4
Purchases of treasury stock	-	-	-	(657)	(657)

Balance - December 31, 2003	7,200	41,748	3,746	(3,157)	49,537
Comprehensive loss:
Net income	-	621	-	-	621
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,654)	-	(1,654)

Total Comprehensive Loss					(1,033)

Cash dividends declared, $1.00 per share	-	(3,423)	-	-	(3,423)
Purchases of treasury stock	-	-	-	(421)	(421)

Balance - December 31, 2004	7,200	38,946	2,092	(3,578)	44,660

Comprehensive income:
Net income	-	3,377	-	-	3,377
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,475)	-	(1,475)

Total Comprehensive Income					1,902

Cash dividends declared, $0.85 per share	-	(2,901)	-	-	(2,901)

Balance - December 31, 2005	$7,200	$39,422	$ 617	$(3,578)	$43,661

See notes to consolidated financial statements.
4

Commercial National Financial Corporation

Consolidated Statements of Cash Flows

Years Ended December 31,
2005	2004	2003
(In Thousands)

Cash Flows from Operating Activities
Net income	$3,377	$ 621	$ 3,561
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	762	905	885
Provision (credit) for loan losses	(365)	(436)	39
Net accretion of securities and loan fees	(66)	(128)	(674)
Net security gains	-	(1,195)	(9)
Impairment writedown of goodwill	-	-	375
(Gain) loss on sale of foreclosed real estate	(97)	38	(4)
Income from investment in life insurance	(525)	(529)	(559)
Deferred tax expense (benefit)	430	(439)	285
(Increase) decrease in accrued interest receivable and other assets	1,015	(448)	(142)
Increase (decrease) in other liabilities	95	(589)	(281)

Net Cash Provided by (Used in) Operating Activities	4,626	(2,200)	3,476

Cash Flows from Investing Activities
(Increase) decrease in federal funds sold	(16,950)	-	14,650
Purchases of securities	(602)	(110,449)	(90,557)
Maturities, calls and principal repayments of securities	31,772	40,096	69,753
Proceeds from sales of securities	-	133,969	43
Net cash used in acquisitions	-	-	(100)
Net (increase) decrease in restricted bank stock	793	2,539	(727)
Net increase in loans	(14,784)	(4,960)	(19,248)
Net proceeds from sale of assets	215	1,291	44
Purchases of premises and equipment	(315)	(399)	(1,164)

Net Cash Provided by (Used in) Investing Activities	129	62,087	(27,306)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	11,191	6,602	(10,809)
Net increase (decrease) in short-term borrowings	(7,950)	(9,500)	17,450
Repayment of long-term borrowings	-	(55,000)	-
Dividends paid	(2,901)	(3,423)	(3,441)
Purchase of treasury stock	-	(421)	(657)

Net Cash Provided by (Used in) Financing Activities	340	(61,742)	2,543

Net Increase (Decrease) in Cash and Cash Equivalents	5,095	(1,855)	(21,287)

Cash and Cash Equivalents - Beginning	7,786	9,641	30,928

Cash and Cash Equivalents - Ending	$12,881	$ 7,786	$ 9,641

See notes to consolidated financial statements.

Commercial National Financial Corporation

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, and Commercial National Insurance Services, Inc. (CNIS). In December 2002, CNIS acquired The Gooder Agency, Inc. (Gooder) which was subsequently sold in 2004 (see Note 2). All material intercompany transactions have been eliminated.

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

As of December 31, 2005, the Corporation employed 110 people in full-time and part-time positions. Approximately 54 employees are represented by the United Auto Workers, Local 1799. In 2004, the Corporation and bargaining unit employees entered into a labor agreement that will expire in December 2008.

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

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the evaluation of other than temporary impairment of securities.

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

Commercial National Financial Corporation

Note 1 - Significant Accounting Policies (Continued)

Securities

Debt and equity securities are classified as “securities available for sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, net of the related deferred income tax effect.

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

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

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

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed assets initially are recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate at December 31, 2005 and 2004 was $740,000 and $682,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office. These intangible assets are being amortized on a straight-line basis over a period of ten years. The balance of these amortizable intangible assets at December 31, 2005 was $634,000, net of accumulated amortization of $341,000, which is included in other assets. Amortization expense of $98,000, $145,000, and $202,000 was recorded for the years ended December 31, 2005, 2004, and 2003, respectively. Included in the 2004 and 2003 expense was $47,000 and $104,000, respectively, related to Gooder’s customer list (see Note 2). Amortization expense is estimated to be $98,000 per year for the next five years.

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

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2005, 2004 and 2003 was $152,000, $192,000, and $187,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis. Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements. Assets under management in the trust department totaled $126,126,000, $132,431,000 and $132,187,000 at December 31, 2005, 2004 and 2003, respectively.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 3,413,426 in 2005, 3,422,881 in 2004, and 3,441,556 in 2003. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Years Ended December 31,
2005	2004	2003
(In Thousands)
Supplementary Cash Flows Information
Interest paid	$ 4,216	$ 6,133	$ 6,679

Income taxes paid	$ 866	$ 981	$ 608

Supplementary Disclosures of Noncash Investing and
Financing Activities
Loans transferred to foreclosed real estate	$ 178	$ 34	$ 723

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

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

New Accounting Standards

In March 2004, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position FAS No. 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. For the Corporation, the effective date will be the first quarter of fiscal 2006. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

In July 2005, the FASB issued a proposed interpretation of FAS 109, “Accounting for Income Taxes,” to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. If adopted as proposed, any adjustments required to be recorded as a result of adopting the interpretation would be reflected as a cumulative effect from a change in accounting principle. The adoption of the interpretation as proposed is not expected to have a significant impact on our financial position or results of operations.

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

On January 3, 2003, the Corporation acquired certain insurance agency accounts from an employee of Gooder. The Corporation paid cash of $100,000 for the accounts. The acquisition was accounted for as a purchase and the $100,000 was allocated to identifiable intangible assets representing the fair value of the acquired customer list. The results of operations are included in the consolidated financial statements from the date of the acquisition until the sale of Gooder in June 2004. The impact of the acquisition on the Corporation’s results of operations for the year ended December 31, 2003 was not material.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 3 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits. Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The required reserve at December 31, 2005 and 2004 was approximately $4,921,000 and $4,393,000, respectively.

Note 4 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2005:
Obligations of U.S. Government agencies	$ 2,026	$ -	$ (34)	$ 1,992
Obligations of states and political subdivisions	3,449	54	(111)	3,392
Mortgage-backed securities	59,708	1,025	-	60,733

$65,183	$1,079	$(145)	$66,117

December 31, 2004:
Obligations of U.S. Government agencies	$ 8,386	$ 4	$ (39)	$ 8,351
Obligations of states and political subdivisions	4,177	94	(87)	4,184
Mortgage-backed securities	83,723	3,197	-	86,920

$96,286	$3,295	$(126)	$99,455

The amortized cost and fair value of securities at December 31, 2005 by contractual maturity, are shown below. Mortgage-backed securities maturities are based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ 2,525	$ 2,482
Due after one year through five years	601	562
Due after five years through ten years	1,833	1,848
Due after ten years	60,224	61,225

$65,183	$66,117

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 4 - Securities (Continued)

Securities with amortized cost and fair values of $16,309,000 and $16,467,000, respectively, at December 31, 2005 and $21,097,000 and $21,592,000 respectively, at December 31, 2004 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $-0-, $2,377,000, and $9,000 and gross losses of $-0-, $1,182,000, and $-0- were realized on sales and calls of securities during 2005, 2004 and 2003, respectively.

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004:

December 31, 2005
Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

Obligations of U.S. Govern- ment agencies	$ -	$ -	$1,992	$ (34)	$1,992	$ (34)
Obligations of states and political subdivisions	562	(40)	1,776	(71)	2,338	(111)

$562	$(40)	$3,768	$(105)	$4,330	$(145)

December 31, 2004
(In Thousands)

Obligations of U.S. Govern- ment agencies	$2,036	$(22)	$ 987	$(17)	$3,023	$ (39)
Obligations of states and political subdivisions	1,304	(43)	1,786	(44)	3,090	(87)

$3,340	$(65)	$2,773	$(61)	$6,113	$(126)

Unrealized losses on obligations of U.S. Government agencies and state and political subdivisions are due to a change in interest rates subsequent to when the securities were purchased. At December 31, 2005, all debt securities with temporarily impaired losses have been rated by either Moody’s and/or S&P with an “A” or better debt rating. Management believes the unrealized losses are temporary and that the Corporation has the ability to hold the securities until maturity or market price recovery.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 5 - Loans

Loans are summarized as follows:

December 31,
2005	2004
(In Thousands)

Commercial loans	$ 18,275	$ 15,933
Real estate loans:
Commercial	60,794	55,555
Construction	910	258
Residential	115,294	107,819
Municipal loans	7,596	10,002
Consumer and other loans	3,948	2,465
Net unamortized costs	222	223

$207,039	$192,255

Note 6 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2005	2004	2003
(In Thousands)

Balance, January 1	$1,855	$2,462	$2,707
Loans charged off	(155)	(361)	(333)
Recoveries on previously charged off loans	301	190	49
Provision (credit) for loan losses	(365)	(436)	39

Balance at December 31	$1,636	$1,855	$2,462

During the Corporation’s first quarter 2005 evaluation, management considered the allowance for loan losses to be over allocated by $470,000. Due to this overage, the Corporation reduced the allowance for loan losses by $470,000. The overage was the result of the Corporation receiving $285,000 representing a recovery for a commercial loan charged off in a previous year. In addition, the Corporation received a pay-down on a classified loan, lowering the allowance requirements by an additional $185,000. The excess allocation was recorded as a credit in the provision for loan losses.

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

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 6 - Allowance for Loan Losses (Continued)

At December 31, 2005 and 2004, the total recorded investment in loans considered to be impaired was $2,670,000 and $3,421,000, respectively. The average recorded investment in impaired loans during 2005, 2004 and 2003 was $3,411,000, $4,728,000, and $12,271,000, respectively. Impaired loans with balances of $511,000 and $958,000 at December 31, 2005 and 2004 had related allowance for loan losses of $161,000 and $503,000, respectively. Interest income on impaired loans of $173,000, $190,000, and $723,000 was recognized for cash payments received in 2005, 2004 and 2003, respectively.

Loans on which the accrual of interest has been discontinued amounted to $1,308,000 and $1,667,000 at December 31, 2005 and 2004, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $2,000 and $12,000 at December 31, 2005 and 2004, respectively.

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

December 31,
2005	2004
(In Thousands)

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$41,342	$34,054
Standby letters of credit	399	379
Financial standby letters of credit	3,768	4,050

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 7 - Financial Instruments with Off-Balance Sheet Risk (Continued)

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Corporation requires collateral supporting these letters of credit as deemed necessary. The maximum undiscounted exposure related to these commitments at December 31, 2005 was $4,167,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $3,888,000. The amount of the liability as of December 31, 2005 and 2004 for guarantees under standby letters of credit issued is not material.

Note 8 - Premises and Equipment

The composition of premises and equipment at December 31, 2005 and 2004 is as follows:

2005	2004
(In Thousands)

Land	$ 437	$ 437
Premises	5,789	5,789
Leasehold improvements	229	229
Furniture and equipment	6,491	6,488

	12,946	12,943
Accumulated depreciation and amortization	(8,645)	(8,299)

$ 4,301	$ 4,644

Depreciation and amortization expense was $664,000, $760,000, and $683,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 9 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $26,360,000, and $22,397,000 at December 31, 2005 and 2004, respectively.

Interest bearing deposits at December 31, 2005 and 2004 are detailed as follows:

2005	2004
(In Thousands)

Savings accounts	$ 45,379	$ 50,840
NOW accounts	21,561	22,182
Money market accounts	28,820	32,901
Time deposits	112,224	97,611

$207,984	$203,534

Time deposits at December 31, 2005 had the following scheduled maturities (in thousands):

2006	$ 41,695
2007	24,285
2008	25,235
2009	14,426
2010	6,583

$112,224

Note 10 - Short-Term Borrowings

Short-term borrowings at December 31, 2005 and 2004 were as follows:

December 31,
2005	2004
(In Thousands)

Federal funds purchased	$ -	$2,950
FHLB borrowings	-	5,000

	$ -	$7,950

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 10 - Short-Term Borrowings (Continued)

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2005	2004
(Dollars in Thousands)

Average balance during the year	$1,501	$10,505
Average interest rate during the year	2.60%	1.52%
Maximum month-end balance	$9,519	$48,650
Weighted average interest rate at end of the year	-%	2.31%

At December 31, 2005, the Corporation had approved but unused funding availability from lines of credit of $30,000,000.

Note 11 - Long-Term Borrowings

There were no long-term borrowings outstanding at December 31, 2005 and 2004. In September 2004, the Corporation repaid $55,000,000 of FHLB advances with proceeds from sales of securities. The repayment of these advances resulted in a prepayment penalty of $4,402,000.

Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities and mortgage-backed securities. The maximum borrowing capacity from the FHLB at December 31, 2005 is $185,294,000.

Note 12 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The Corporation also has a supplemental retirement plan for certain retired employees. The expense for the employee benefit plans was $254,000, $249,000, and $628,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Expenses in 2005 and 2004 were lower due to a lesser allocation by the Board of Directors than what was allocated in prior years.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 13 - Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2005, 2004 and 2003 are as follows:

2005	2004	2003
(In Thousands)

Gross change in unrealized gains (losses) on securities available for sale	$(2,235)	$(1,311)	$(1,710)
Less reclassification adjustment for gains realized in income	-	(1,195)	(9)

Net Unrealized Losses	(2,235)	(2,506)	(1,719)

Tax effect	(760)	(852)	(584)

Net of Tax Amount	$(1,475)	$(1,654)	$(1,135)

Note 14 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2016. Lease expense amounted to $140,000, $121,000, and $116,000 in fiscal years 2005, 2004, and 2003, respectively. Maturities of operating lease obligations at December 31, 2005 are as follows (in thousands):

2006	$120
2007	76
2008	69
2009	51
2010	41
Thereafter	164

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 15 - Income Taxes

The components of the net deferred tax liability at December 31, 2005 and 2004 are as follows:

2005	2004
(In Thousands)

Allowance for loan losses	$233	$357
Accrued benefits	78	87
Other	2	66
Alternative minimum tax	-	265

Total Deferred Tax Assets	313	775

Deferred loan fees	76	76
Securities accretion	51	60
Unrealized net gain on securities available for sale	317	1,077
Depreciation	133	156

Total Deferred Tax Liabilities	577	1,369

Net Deferred Tax Liability	$(264)	$ (594)

The income tax provision for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

2005	2004	2003
(In Thousands)

Current	$ 787	$ 230	$552
Deferred	430	(439)	285

	$1,217	$(209)	$837

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes. The differences for the years ended December 31, 2005, 2004 and 2003 are as follows:

2005	2004	2003
(In Thousands)

Tax at statutory rates	$1,562	$140	$1,495
Increase (decrease) resulting from:
Tax-exempt income	(219)	(317)	(663)
Non-deductible interest expense	18	31	60
Increase in investment in life insurance	(154)	(156)	(170)
Writedown of non-deductible goodwill	-	47	128
Other	10	46	(13)

	$1,217	$(209)	$ 837

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 16 - Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 2005 and 2004, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the Corporation’s financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation’s general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 16 - Fair Value of Financial Instruments (Continued)

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

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

December 31, 2005		December 31, 2004
Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In Thousands)

Financial assets:
Cash and short-term investments	$ 29,831	$ 29,831	$ 7,786	$ 7,786
Securities available for sale	66,117	66,117	99,455	99,455
Restricted investments in bank stock	1,013	1,013	1,806	1,806
Net loans receivable	205,403	201,516	190,400	190,557
Accrued interest receivable	862	862	968	968

Financial liabilities:
Deposits	$277,009	$275,109	$265,818	$264,852
Short-term borrowings	-	-	7,950	7,950
Accrued interest payable	854	854	688	688

Off-balance sheet financial instruments	-	-	-	-

Note 17 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business. All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others. In the opinion of management, these transactions with others do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $769,000 and $902,000 at December 31, 2005 and 2004, respectively.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 17 - Related Party Transactions (Continued)

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 during the year ended December 31, 2005 (in thousands):

Balances at January 1	$179
Advances	190
Repayments	(23)

Balances at December 31	$346

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since those notifications that management believes have changed those categories.

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 18 - Capital Requirements and Regulatory Restrictions (Continued)

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2005 and 2004 for the Corporation and the Bank:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2005
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$44,046	22.3%	$≥15,825	≥8.0%	N/A	≥10.0
Commercial Bank	44,038	22.3	≥15,823	≥8.0	≥19,780	≥10.0%
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	42,410	21.4	≥7,912	≥4.0	N/A	≥6.0
Commercial Bank	42,402	21.4	≥7,912	≥4.0	≥11,868	≥6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	42,410	13.3	≥12,757	≥4.0	N/A	≥5.0
Commercial Bank	42,402	13.3	≥12,757	≥4.0	≥15,947	≥5.0

As of December 31, 2004
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$43,692	23.7%	$≥14,733	≥8.0%	N/A
Commercial Bank	43,678	23.7	≥14,740	≥8.0	$≥18,425	≥10.0%
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	41,836	22.7	≥ 7,367	≥4.0	N/A
Commercial Bank	41,822	22.7	≥ 7,370	≥4.0	≥11,055	≥ 6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	41,836	13.0	≥12,899	≥4.0	N/A
Commercial Bank	41,822	13.0	≥12,857	≥4.0	≥16,072	≥ 5.0

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 19 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2005	2004
(In Thousands)

Assets
Investment in bank subsidiary	$43,652	$44,645
Investment in other subsidiaries	32	32
Other assets	21	10

Total Assets	$43,705	$44,687

Liabilities and Shareholders’ Equity
Liabilities	$ 44	$ 27
Shareholders’ equity	43,661	44,660

Total Liabilities and Shareholders’ Equity	$43,705	$44,687

Statements of Income

Years Ended December 31,
2005	2004	2003
(In Thousands)

Dividends from subsidiaries	$2,901	$3,977	$6,025
Other		3	5
Net securities gains	-	29	9
Fees from bank subsidiary	418	493	278
Expenses	(409)	(501)	(281)

	2,910	4,001	6,036
Income taxes	15	-	3

	2,895	4,001	6,033
Equity in (excess of) undistributed earnings of subsidiaries	482	(3,380)	(2,472)

Net Income	$3,377	$ 621	$3,561

7

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 19 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2005	2004	2003
(In Thousands)

Cash Flows from Operating Activities
Net income	$3,377	$ 621	$3,561
Adjustments to reconcile net income to net cash provided by operating activities:
Net security gains	-	(29)	(9)
Equity in undistributed earnings of subsidiaries	(482)	3,380	2,472
Issuance of treasury stock for compensation	-	-	4
Increase in other assets	(11)	(10)	-
Increase (decrease) in liabilities	17	(10)	23

Net Cash Provided by Operating Activities	2,901	3,952	6,051

Cash Flows from Investing Activities
Purchase of investment securities	-	-	(833)
Net cash used in acquisition	-	-	(100)
Proceeds from sale of securities	-	829	43
Investment in subsidiaries	-	(991)	(1,014)

Net Cash Used in Investing Activities	-	(162)	(1,904)

Cash Flows from Financing Activities
Dividends paid	(2,901)	(3,423)	(3,441)
Purchase of treasury stock	-	(421)	(657)

Net Cash Used in Financing Activities	(2,901)	(3,844)	(4,098)

Net Increase (Decrease) in Cash	-	(54)	49

Cash - Beginning	-	54	5

Cash - Ending	$ -	$ -	$ 54

Commercial National Financial CorporationNotes to Consolidated Financial Statements

Commercial National

Financial Corporation

Consolidated Financial Report

December 31, 2005

Table of Contents

Page No.

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm               1
Consolidated Statements of Financial Condition                              2

Consolidated Statements of Income                                    3

Consolidated Statements of Shareholders’ Equity                            4

Consolidated Statements of Cash Flows                                  5

Notes to Consolidated Financial Statements                                6