Form 10-K, Exhibit 13
period 2006-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2007-03-28
CIK 866054

Exhibit 13
Quarterly Summary of Financial Data (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2006 and December 31, 2005 are as follows:

(Dollars in thousands, except Per Share Amounts)
2006

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$4,088	$4,377	$4,528	$4,648
Interest expense	1,199	1,359	1,620	1,686
Net interest income	2,889	3,018	2,908	2,962
Provision for loan losses	30	30	60	90

Net interest income after
provision for loan losses	2,859	2,988	2,848	2,872

Other income	746	742	772	794
Other expenses	2,872	2,654	2,575	2,556

Income before income taxes	733	1,076	1,045	1,110
Applicable income taxes	195	271	263	277
Net income	$538	$805	$782	$833
Earnings per share, basic	$0.16	$0.26	$0.26	$0.27

	2005

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Interest income	$4,014	$4,027	$4,089	$4,054
Interest expense	1,032	1,077	1,119	1,154
Net interest income	2,982	2,950	2,970	2,900
Provision/credit) for loan losses	(470)	-	15	90

Net interest income after
Provision/(credit) for loan losses	3,452	2,950	2,955	2,810

Other income	716	718	689	836
Other expenses	2,732	2,695	2,582	2,523

Income before income taxes	1,436	973	1,062	1,123
Applicable income taxes	395	242	289	291
Net income	$1,041	$731	$773	$832
Earnings per share,basic	$0.31	$0.21	$0.23	$0.24

Common Stock Information

The following table sets forth the high and low sales prices for the common stock, as reported by The Nasdaq Stock Market, Inc., and the cash dividends declared per share on the common stock for the periods indicated.

			Cash Dividend
2006	High	Low	Per Share
First Quarter	$19.94	$17.50	$.20
Second Quarter	20.94	17.90	.20
Third Quarter	20.00	19.23	.20
Fourth Quarter	21.21	18.40	.20

2005
First Quarter	$23.50	$21.20	$.25
Second Quarter	24.30	20.00	.20
Third Quarter	21.50	17.89	.20
Fourth Quarter	19.25	18.70	.20

Commercial National Financial Corporation common stock is traded on The Nasdaq National Market under the trading symbol “CNAF” with an additional descriptive listing of “CmclNat.”

PERFORMANCE GRAPH

The graph appearing below compares the Corporation’s cumulative total shareholder returns with the performance of U.S Companies in the NASDAQ Stock Market Index and with the NASDAQ Bank Stock Index.

]

Chart above assumes the value of the investment in the Corporation’s common Stock and each index was $100 on December 31, 2001,and all dividends were reinvested.

Selected Financial Data
The following financial information is not covered by the auditor's report and must be read in conjunction with the consolidated financial statements and related notes along with management's discussion and analysis of financial condition and results of operations.

Years Ended December 31, (Dollars in thousands, except per share data)

	2006	2005	2004	2003	2002

Total interest income	$17,641	$16,184	$18,242	$19,795	$22,943
Total interest expense	5,864	4,382	5,951	6,525	7,575

Net interest income	11,777	11,802	12,291	13,270	15,368
Provision/(credit) for loan losses	210	(365)	(436)	39	298

Net interest income after
provision for loan losses	11,567	12,167	12,727	13,231	15,070

Other operating income	3,054	2,959	4,591	3,939	3,290
Other operating expenses	10,657	10,532	16,906	12,772	11,143

Income before taxes	3,964	4,594	412	4,398	7,217
Income taxes expense/(benefit)	1,006	1,217	(209)	837	1,873

Net income	$2,958	$3,377	$ 621	$ 3,561	$ 5,344

Per share data
Net income	$ 0.95	$ 0 .99	$ 0.18	$ 1.03	$ 1.56
Dividends declared	$ 0.80	$ 0 .85	$ 1.00	$ 1.00	$ 1.00
Average shares outstanding	3,129,245	3,413,426	3,422,881	3,441,556	3,425,858

At end of period
Total assets	$338,196	$322,381	$320,372	$385,028	$380,338
Securities	78,996	66,117	99,455	164,340	144,726
Loans, net of unearned income	229,528	207,039	192,255	187,382	169,030
Allowance for loan losses	1,806	1,636	1,855	2,462	2,707
Deposits	293,920	277,009	265,818	259,216	270,025
Long-term borrowings	-	-	-	55,000	55,000
Shareholders' equity	37,229	43,661	44,660	49,537	51,205

Key ratios (expressed as %)
Return on average assets	0.90%	1.06%	0.17%	0.95%	1.46%
Return on average equity	7.77	7.63	1.36	6.99	11.02
Net loans-to-deposit ratio	77.47	74.15	71.63	71.34	61.59
Dividend payout ratio (dividends
declared divided by net income)	84.88	85.91	551.21	96.63	64.07
Equity-to-assets ratio (average
equity divided by average total assets)	11.62	13.86	12.47	13.63	13.27

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

Critical Accounting Policies

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2006, 2005 and 2004. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Commercial National Insurance Services, Inc. (CNIS). In June 2004, CNIS sold all of its assets and is now inactive. See Note 1 to the consolidated financial statements for additional information.

The Corporation reported net income of $3.0 million or $0.95 per share for the year ended 2006 compared to $3.4 million or $0.99 per share for the year ended 2005. The Corporation’s return on average assets for 2006 and 2005 were 0.90% and 1.06%, respectively. Return on average equity for the same two periods were 7.77% and 7.63%, respectively.

In accordance with the strategic direction taken by the Board of Directors in January 2004, the Bank has concentrated efforts on core banking business of loans and deposits and trust and asset management services.

The Corporation purchased 362,113 shares of its own common stock in the first quarter of 2006. The costs associated with this purchase were $180,000. The legal and professional costs associated with this purchase were $150,000. In addition, the Corporation incurred additional director and miscellaneous costs of $30,000 associated with the due diligence process prior to the stock purchase. The Corporation recognized $181,000 in interest income during 2006 due to the payoff of one loan that had been in non-accrual status and the upgrade of three loan relationships that were removed from non-accrual status.

The Corporation reported net income of $3.4 million or $0.99 per share for the year ended 2005 compared to $621,000 or $0.18 per share for the year ended 2004. The Corporation’s return on average assets for 2005 and 2004 were 1.06% and 0.17%, respectively. Return on average equity for the same two periods were 7.63% and 1.36%, respectively.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated by what is earned on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2006 and 2005, net interest income was $11.8 million and $11.8 million, respectively, with 2006 benefiting from $181,00 of interest income due to the payoff and change of status of non-accrual loans noted above. The related tax-equivalent net interest margin for these two years was 4.03% and 4.19%, respectively. The decrease in the margin is mostly due to the increase in the cost of interest bearing liabilities, which has increased faster than the increase in yields on earning assets. The Corporation anticipates margins will continue to be compressed as long as the yield curve remains inverted, with short-term rates higher than long-term rates. Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

The business strategy for 2007 is to continue asset growth through traditional loans and deposits supplemented by trust products offered to customers in its marketplace. Management anticipates continued pressure on net interest margins in 2007. Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share. Operating expenses will continue to be scrutinized for the purpose of offsetting the anticipated decline in net interest margins.

Financial Condition

Total assets of the Corporation were $338.2 million on December 31, 2006 compared to $322.4 million on December 31, 2005. Increases in Securities and Loans were offset by a decrease in Cash and Cash Equivalents along with a decrease in Federal funds sold. The increase in Total Liabilities was attributed to an increase in Total Deposits and an increase in Short-term borrowings.

The loan portfolio is comprised mostly of residential and commercial real-estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio increased $22.3 million in 2006 over the total of $205.4 million at the end of 2005. Increases in construction mortgages of $2.7 million, commercial real-estate loans of $9.3 million, consumer real estate loans of $8.0 million, consumer loans of $1.2 million were offset by a decrease in consumer installments of $500,000, lines of credits of $700,000 and $1.2 million in commercial loans.

Total investment securities increased $12.9 million during 2006. The Corporation purchased $39.7 million of Mortgage Backed Securities (MBS) and $2.5 million of Municipal Bonds in 2006. These purchases were offset with $14.3 million in sales of MBS along with $12.5 million in pay downs of MBS. Maturities during 2006, were $500,000 in municipals and $2.0 million in US Government Agencies. All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2006, total deposits increased $16.9 million from December 31, 2005 to $293.9 million. This increase is due to an increase in certificates of deposits and savings accounts and a decrease in money market accounts and non-interest bearing deposits.
Total short-term borrowings increased $5.0 million from $ - 0 - in 2005. These borrowings were required to fund increases in loans and securities.

Shareholders’ equity was $37.2 million on December 31, 2006 compared to $43.6 million on December 31, 2005, a decrease of $6.4 million. The change in shareholders’ equity consists of net income of $3.0 million being offset by dividends declared of $2.5 million and the purchase of treasury stock of $6.8 million. Book value per common share at year-end 2006 decreased by 4.3% to $12.23 from $12.79 at year-end 2005.

Share Repurchase

On March 24, 2006, the Corporation repurchased 362,113 shares of its common stock held by certain of its shareholders. The repurchased shares represented approximately 10.6% of the total shares then outstanding. The aggregate purchase price for the stock was approximately $6.7 million, which is $18.50 per share. All repurchased shares are held as treasury shares. The repurchase of these shares was approved by the Board of Directors based, in part, upon receiving an opinion from the Corporation's financial advisor, SunTrust Robinson Humphrey that the purchase price was fair to the Corporation. A more complete description of the transaction can be found in the Corporation's 8-K filed with the Commission March 27, 2006.

Results of Operations

Net income decreased $419,000, or 12.41%, to $3.0 million for the year ended December 31, 2006 from $3.4 million for the year ended December 31, 2005. The decrease was mainly due to the difference in the loan loss provision, with 2006 incurring a $210,000 expense compared to a benefit in 2005 from a $365,000 credit.

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

Net Interest Income

In 2006, interest income was $17.6 million compared to $16.2 million in 2005, an increase of $1.4 million. Interest income on loans was up $1.7 million which was offset by a decline of $294,000 in investment income and other interest income. Loan income was up due to higher rates and higher volume. Security income was lower in 2006 due to lower average balances, which offset the higher yields on securities.

In 2006, interest expense was $1.5 million higher than 2005. The increase is due to higher interest bearing liability cost, mainly higher certificates of deposits cost and to a lesser extent, an increase in outstanding interest bearing liabilities. The Corporation’s interest bearing liability cost in 2006 was 2.64%, compared to 2.08% in 2005. For 2006, total outstanding deposits increased by $16.9 million to $293.9 million from $277.0 million at the end of 2005.

As a result of these factors, net interest income in 2006 was $11.8 million, the same as 2005.

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

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2006, 2005 and 2004.

COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2006	2005	2004

Average Balance	Interest Income/ Expense	Yield or Rate (a	)	Average Balance	Interest Income/ Expense	Yield or Rate (a	)	Average Balance	Interest Income/ Expense	Yield or Rate (a	)

Interest-earning assets
Loans net of unearned income (b) (c)	$218,944	$13,305	6.08%	$199,505	$11,565	5.80%	$187,918	$11,086	5.90%
Taxable securities	69,785	4,092	5.87	77,631	4,441	5.72	126,135	6,914	5.48
Non-taxable securities	3,720	217	5.82	3,874	208	5.36	10,502	598	5.70
Interest-bearing deposits with banks	58	3	4.31	59	2	2.71	4,998	63	1.26
Federal funds sold	7,451	349	4.68	8,417	301	3.58	5,210	61	1.17
Total earning assets	299,958	17,966	5.99	289,486	16,517	5.71	334,763	18,722	5.59

Non-interest-earning assets
Cash	8,948			8,913			8,596
Allowance for loan losses	(1,681)			(1,733)			(2,165)
Other assets	20,227			22,627			23,881
Total non-interest-earning assets	27,494			29,807			31,312

Total assets	$327,452			$319,293			$365,075

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$21,185	32	0.15	$22,147	34	0.15	$23,881	36	0.15
Money Market accounts	26,330	239	0.91	30,485	239	0.78	39,835	253	0.64
Savings deposits	47,624	458	0.96	48,408	284	0.59	52,695	317	0.60
Time deposits	124,706	4,999	4.01	107,746	3,786	3.51	92,210	3,056	3.31
Short-term borrowings	2,533	136	5.37	1,501	39	2.60	10,505	161	1.52
Long-term borrowings	-	-	-	-	-	-	40,123	2,128	5.29

Total interest-bearing liabilities	222,378	5,864	2.64	210,287	4,382	2.08	259,249	5,951	2.29

Non-interest-bearing deposits	65,629			63,250			57,904
Other liabilities	1,393			1,522			2,271
Shareholders' equity	38,052			44,234			45,651
Total non-interest-bearing
Funding sources	105,074			109,006			105,826

Total liabilities and
shareholders' equity	$327,452			$319,293			$365,075

Net interest income and net
Yield on interest earning assets		$12,102	4.03%		$12,135	4.19%		$12,771	3.82%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.

The following table illustrates the impact a   The following table illustrates the impact and interaction of rate and volume changes for the years under review.        Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2006 Change from 2005			2005 Change from 2004
	Total	Change Due	Change Due	Total	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$1,740	$1,127	$613	$479	$646	$(167)
Securities
Taxable	(349)	(449)	100	(2,473)	(2,659)	186
Non-taxable	9	(8)	17	(390)	(376)	(14)
Interest-bearing deposits with banks	1	0	1	(61)	(62)	1
Federal funds sold	48	(35)	83	240	38	202

Total interest income	1,449	635	814	(2,205)	(2,413)	208

Interest-bearing liabilities
Deposits	1385	230	1,155	681	4	677
Short-term borrowings	97	27	70	(122)	(139)	17
Long-term borrowings	0	0	0	(2,128)	(2,128)	0

Total interest expense	1,482	257	1,225	(1,569)	(2,263)	694

Net interest income	$(33)	$378	$(411)	$(636)	$(150)	$(486)

Other Operating Income and Expense

Total other operating income increased $100,000 to $3.1 million for 2006, compared to $3.0 million in 2005. The increase is due to higher trust department income of $93,000, an increase in service charge income from deposits of $38,000, gains on sale of securities of $25,000, an increase in other service charges of $9,000, an increase in Bank owned life insurance income of $22,000 and a decrease of other income of $92,000. The majority of the decrease in other income for 2006 compared to 2005 is a result of $85,000 less in gains on sale of other real estate in 2006.

Total other operating income decreased $1.6 million to $3.0 million for 2005, compared to $4.6 million in 2004. The decrease is primarily two items; first, no security gains were taken in 2005 compared to the $1.2 million gain in 2004, the second being due to the sale of insurance agency, there were no commissions and fees from insurance sales in 2005 compared to $342,000 in 2004.

Non-interest expense for 2006 increased $100,000 to $10.6 million, compared to $10.5 million in 2005. Professional fees were $79,000 higher in 2006.

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

Income tax expense/(benefit) was $1,006,000 in 2006, $1,217,000 in 2005 and ($209,000) in 2004. The income tax benefit for 2004 was due to higher tax-free income in relation to lower pre-tax income in 2004.

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

As of December 31, 2006, the Corporation had available funding of approximately $194 million at the FHLB with an additional $26.0 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2006, the commitments stood at $35.3 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows from operating activities in 2006 decreased by $1.0 million to $3.6 million, from $4.6 million in 2005. The majority of this decrease is attributed to the decrease in interest receivables and other assets in 2005 provided cash of $1.0 million compared to the increase in 2006 of $111,000. Other factors include lower net income in 2006 and a $337,000 increase in other liabilities in 2006 compared to a 2005 increase other liabilities of $95,000.

Cash flows used in investing activities totaled $18.9 million in 2006, compared to cash provided by investing activities in 2005 of $129,000. Cash used for loan and securities growth in 2006 offset net inflows from reduction of federal funds sold.

Cash provided from financing activities totaled $12.6 million in 2006. Cash provided by increase in deposits and the increase in short term borrowings was partially offset by cash used to pay dividends and purchase treasury stock.

Aggregate Contractual Obligations

The following table presents contractual obligation payments due by specific time periods:

(Dollars in thousands)
	< 1 year	1 - 3 years	> 3 - 5 years	> 5 years	Total

Capital lease obligations	$22	$15	$-	$-	$37
Operating lease obligations	101	202	171	$140	614
Time deposits	78,559	42,441	9,019	-	130,019

Total	$78,682	$42,658	$9,190	$140	$130,670

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2006 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$6,798	20%
Over 3 through 6 months	9,391	28
Over 6 months through 12 months	9,865	29
Over 12 months	7,993	23

Total	$ 34,047	100%

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and before unearned income at December 31, 2006: (in thousands)

	Within	One-Five	After
	One year	Years	Five Years	Total

Commercial and industrial	$3,844	$13,037	$1,307	$ 18,188
Real estate-construction	1,256	-	-	1,256
Other	1,345	261	10,424	12,030

Totals	$6,445	$13,298	$11,731	$ 31,474

Loans at fixed interest rates		$7,602	$11,495
Loans at variable interest rates		5,696	236

		$13,298	$11,731

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2006		2005		2004		2003		2002

Commercial	$18,188	8%	$18,275	9%	$15,933	8%	$14,802	8%	$12,725	7%
Real estate - commercial	65,786	29	60,794	29	55,555	29	51,006	27	54,618	32
Real estate - construction	1,256	-	910	-	258	-	1,108	1	976	1
Real estate - other	128,364	56	115,294	56	107,819	56	106,121	57	86,048	51
Consumer - installment	3,704	2	2,929	1	886	1	1,405	1	1,922	1
Municipal	11,226	5	7,596	4	10,002	5	10,622	5	10,078	6
Other	805	-	1,019	1	1,579	1	2,179	1	2,635	2

Total loans	229,329	100%	206,817	100%	192,032	100%	187,243	100%	169,002	100%

Net unamortized
costs/(fees)	199		222		223		139		28

Total loans, net of
costs/(fees)	$229,528		$207,039		$192,255		$187,382		$169,030

	Maturity Distribution of Securities at December 31, 2006
	(in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	Yield

Within 1 year	$ -	$ 100	$ 100	4.99%
After 1 but within 5 years	-	2,971	2,971	5.02
After 5 but within 10 years	-	2,348	2,348	6.01
After 10 years	72,720	-	72,720	5.98

	$ 72,720	$ 5,419	$78,139	5.94%

Included in U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $72.7 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

(1) Includes mortgage-backed securities (see above)
(2) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

	Fair Values of Securities at December 31,
	(in thousands)

	2006	2005	2004

U.S Govt. Agencies	$ 73,644	$ 63,779	$ 96,365

Obligations of State &
Political Subdivisions	5,352	2,338	3,090

	$ 78,996	$ 66,117	$ 99,455

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

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2006.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Totals
Interest-earning assets:
Securities	$ 585	$ 1,167	$ 2,058	$ 4,484	$ 31,942	$ 37,903	$ 78,139
Loans	16,902	7,552	11,662	24,249	141,709	27,454	229,528
Total interest-sensitive
Assets	17,487	8,719	13,720	28,733	173,651	65,357	307,667

Interest-bearing liabilities:
Certificates of deposit	6,506	16,611	26,224	29,217	51,235	226	130,019
Other interest-bearing deposits	42,966	284	427	853	38,110	15,562	98,202
Short term borrowings	5,000	-	-	-	-	-	5,000
Total interest-sensitive
Liabilities	54,472	16,895	26,651	30,070	89,345	15,788	233,221

Interest sensitivity gap	$(36,,985)	$ (8,176)	$ (12,931)	$ (1,337)	$84,306	$ 49,569	$ 74,446

Cumulative gap	$(36,985)	$(45,161)	$ (58,092)	$(59,429)	$24,877	$ 74,446

Ratio of cumulative gap to
Interest sensitive assets	12.02%	14.67%	18.88%	19.31%	8.08%	24.19%

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

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2007.

	% Change in projected	% Change in projected
Change in interest	Baseline	Economic
rates	net interest income	value of capital

+200 basis points	(6.9%)	(19.2%)
+100 basis points	(3.3%)	(8.8%)

-100 basis points	1.8%	2.7%
-200 basis points	4.0%	1.2%

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

The amount of the provision/(credit) for loan losses was $210,000 in 2006, ($365,000) in 2005, ($436,000) in 2004. The credit for loan losses in 2005 is due to the combination of a $285,000 recovery received for a commercial loan charged off in a previous year and the bank received a pay-down on a classified loan, lowering the allowance requirement. The credit in 2004 was from the allocations of $3.2 million in classified loans that paid off in the first quarter. For each of the same years, the net charge-offs(recoveries) against the allowance for loan losses was $40,000, ($146,000) and $171,000 respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future, or that additional provisions for losses on loans will not be required.

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2006	2005	2004	2003	2002

Loans outstanding at end of the year,
net of unearned income	$229,528	$207,039	$192,255	$187,382	$169,030

Average loans outstanding	$218,944	$199,505	$187,918	$183,628	$187,428

Allowance for loan losses:
Balance, beginning of year	$1,636	$1,855	$2,462	$2,707	$2,814

Loans charged off:
Commercial and tax free	47	105	251	29	180
Consumer	13	30	41	32	31
Real estate	0	20	69	272	238
Total loans charged off	60	155	361	333	449

Recoveries:
Commercial and tax free	11	296	136	21	17
Consumer	9	5	10	13	24
Real estate	0	0	44	15	3
Total recoveries	20	301	190	49	44

Net loans charged off/(recovered)	40	(146)	171	284	405
Provision charged/(credited) to expense	210	(365)	(436)	39	298

Balance, end of year	$1,806	$1,636	$1,855	$2,462	$2,707

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	.02%	(.07)%	.09%	.15%	.22%

Allowance for loan losses
as a percentage of average loans
outstanding	.83%	.82%	.99%	1.34%	1.44%
Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2006 is adequate.

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2006		2005		2004		2003		2002
(Dollars in thousands)
		Percent		Percent		Percent		Percent		Percent
	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan
		Type		Type		Type		Type		Type
Commercial	$1,668	47%	$1,540	47%	$1,771	42%	$2,371	40%	$2,617	45%
Residential	97	52	63	52	58	56	69	58	63	52
Consumer	41	1	33	1	26	2	22	2	27	3

Total	$1,806	100%	$1,636	100%	$1,855	100%	$2,462	100%	$2,707	100%

The following table details, for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis or were past due 90 days or more:

Dec. 31, 2006
Loans on non-accrual basis	$ 561
Loans past due 90 days or more	-
Renegotiated loans	2,823
Total	$ 3,384

Dec. 31, 2005
Loans on non-accrual basis	$ 1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$ 4,170

Dec. 31, 2004
Loans on non-accrual basis	$ 1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$ 4,762

Dec. 31, 2003
Loans on non-accrual basis	$ 2,331
Loans past due 90 days or more	5
Renegotiated loans	-
Total	$ 2,336

Dec. 31, 2002
Loans on non-accrual basis	$ 2,679
Loans past due 90 days or more	3
Renegotiated loans	-
Total	$ 2,682

Loans that were past due 90 days or more, or were on non-accrual represented .24% of total loans on December 31, 2006, which was down from 0.63% on December 31, 2005 and 0.87% on December 31, 2004. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2006, $418,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans remained the same at $2.8 million. Of this amount, $2.5 million relates to a single borrower. At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2006 the Corporation had $905,000 in foreclosed real estate compared to $740,000 at the end of 2005.

In 2006, the gross amount of interest that would have been recorded on non-accrual loans would have been $31,000. The actual interest reflected in income on these loans was $23,000.

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

As of December 31, 2006, the Corporation had Tier I and total equity capital to risk adjusted asset ratios of 16.9% and 17.8%, respectively. In 2006 the leverage ratio was 10.8%. At December 31, 2005, the Corporation had Tier I and total equity capital to risk adjusted assets ratios of 21.4% and 22.3%, respectively. The leverage ratio was 13.3%.

The table below presents the Corporation’s capital position at December 31, 2006.
(dollar amounts in thousands)

Percent
of Adjusted
	Amount	Assets

Tier I Capital	$36,102	16.9%
Tier I Capital Requirement	8,525	4.0

Total Equity Capital	$37,908	17.8%
Risk-Based Requirement	17,049	8.0

Leverage Capital	$36,102	10.8%
Leverage Requirement	13,404	4.0

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

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Commercial National Financial Corporation
Stock Transfer Department
P.O. Box 429
Latrobe, PA 15650
(724)537-9923
(724)539-1137 (fax)

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2006 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn: Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Commercial National

Financial Corporation

Consolidated Financial Report

December 31, 2006

Table of Contents

Page No.

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm                             12

Consolidated Statements of Financial Condition                                13

Consolidated Statements of Income                                         14

Consolidated Statements of Shareholders’ Equity                                     15

Consolidated Statements of Cash Flows                                     16

Notes to Consolidated Financial Statements                                                      17

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Commercial National Financial Corporation and Subsidiaries

Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
March 14, 2007

Consolidated Statements of Financial Condition

December 31,
2006	2005
(Dollars in Thousands, Except per Share Data)
Assets

Cash and due from banks	$10,134	$12,760
Interest bearing deposits with banks	22	121

Cash and Cash Equivalents	10,156	12,881
Federal funds sold	-	16,950
Securities available for sale	78,996	66,117
Restricted investments in bank stock	1,180	1,013
Loans receivable, net of allowance for loan losses of $1,806 in 2006 and $1,636 in 2005	227,722	205,403
Premises and equipment,net	3,886	4,301
Accrued interest receivable	1,044	862
Investment in life insurance	13,452	12,940
Other assets	1,760	1,914

Total Assets	$338,196	$322,381

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$65,699	$69,025
Interest bearing	228,221	207,984

Total Deposits	293,920	277,009
Short-term borrowings	5,000	-
Other liabilities	2,047	1,711

Total Liabilities	300,967	278,720

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 3,044,813 and 3,413,426 shares in 2006 and 2005	7,200	7,200
Retained earnings	39,869	39,422
Accumulated other comprehensive income	566	617
Treasury stock, at cost, 555,187 and 186,574 shares in 2006 and 2005	(10,406)	(3,578)

Total Shareholders’ Equity	37,229	43,661

Total Liabilities and Shareholders’ Equity	$338,196	$322,381

See notes to consolidated financial statements.

Commercial National Financial Corporation

Consolidated Statements of Income

Years Ended December 31,
2006	2005	2004
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$13,054	$11,303	$10,809
Interest and dividends on securities:
Taxable	4,092	4,441	6,914
Exempt from federal income taxes	143	137	395
Other	352	303	124

Total Interest Income	17,641	16,184	18,242

Interest Expense
Deposits	5,728	4,343	3,662
Short-term borrowings	136	39	161
Long-term borrowings	-	-	2,128

Total Interest Expense	5,864	4,382	5,951

Net Interest Income	11,777	11,802	12,291

Provision (Credit) for Loan Losses	210	(365)	(436)

Net Interest Income after Provision (Credit) for Loan Losses	11,567	12,167	12,727

Other Operating Income
Service charges on deposit accounts	642	604	644
Other service charges and fees	710	701	726
Net security gains	25	-	1,195
Trust department income	922	829	876
Income from investment in life insurance	547	525	529
Commissions and fees from insurance sales	-	-	342
Other income	208	300	279

Total Other Operating Income	3,054	2,959	4,591

Other Operating Expenses
Salaries and employee benefits	5,154	5,196	6,236
Net occupancy	711	722	702
Furniture and equipment	615	742	809
Professional fees	639	560	670
Pennsylvania shares tax	561	559	546
Automated teller machine	314	315	300
Director fees	400	382	408
FHLB prepayment penalty	-	-	4,402
Other expenses	2,263	2,056	2,833

Total Other Operating Expenses	10,657	10,532	16,906

Income before Income Taxes (Benefit)	3,964	4,594	412

Income Tax Expense (Benefit)	1,006	1,217	(209)

Net Income	$2,958	$3,377	$621

Earnings per Share, Basic	$0.95	$0.99	$0.18

See notes to consolidated financial statements.

Commercial National Financial Corporation

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2006, 2005 and 2004

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2003	$7,200	$41,748	$3,746	$(3,157)	$49,537
Comprehensive loss:
Net income	-	621	-	-	621
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,654)	-	(1,654)

Total Comprehensive Loss					(1,033)

Cash dividends declared, $1.00 per share	-	(3,423)	-	-	(3,423)
Purchases of treasury stock (16,950 shares)	-	-	-	(421)	(421)

Balance - December 31, 2004	7,200	38,946	2,092	(3,578)	44,660
Comprehensive income:
Net income	-	3,377	-	-	3,377
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(1,475)	-	(1,475)

Total Comprehensive Income					1,902

Cash dividends declared, $0.85 per share	-	(2,901)	-	-	(2,901)

Balance - December 31, 2005	7,200	39,422	617	(3,578)	43,661
Comprehensive income:
Net income	-	2,958	-	-	2,958
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(51)	-	(51)

Total Comprehensive Income	-	-	-	-	2,907

Cash dividends declared, $0.80 share	-	(2,511)	-	-	(2,511)
Purchases of treasury stock (368,613 shares)	-	-	-	(6,828)	(6,828)

Balance - December 31, 2006	$7,200	$39,869	$566	$(10,406)	$37,229

See notes to consolidated financial statements.

Commercial National Financial Corporation

Consolidated Statements of Cash Flows

Years Ended December 31,
2006	2005	2004
(In Thousands)

Cash Flows from Operating Activities
Net income	$2,958	$3,377	$621
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	623	762	905
Provision (credit) for loan losses	210	(365)	(436)
Net accretion of securities and loan fees	(60)	(66)	(128)
Net security gains	(25)	-	(1,195)
(Gain) loss on sale of foreclosed real estate	(12)	(97)	38
Income from investment in life insurance	(547)	(525)	(529)
Deferred tax expense (benefit)	(52)	430	(439)
(Increase) decrease in accrued interest receivable and other assets	111	1,015	(448)
Increase (decrease) in other liabilities	371	95	(589)

Net Cash Provided by (Used in) Operating Activities	3,577	4,626	(2,200)

Cash Flows from Investing Activities
(Increase) decrease in federal funds sold	16,950	(16,950)	-
Purchases of securities	(42,164)	(602)	(110,449)
Maturities, calls and principal repayments of securities	14,969	31,772	40,096
Proceeds from sales of securities	14,345	-	133,969
Net (increase) decrease in restricted bank stock	(167)	793	2,539
Net increase in loans	(22,731)	(14,784)	(4,960)
Net proceeds from sale of foreclosed assets	29	215	1,291
Purchases of premises and equipment	(105)	(315)	(399)

Net Cash Provided by (Used in) Investing Activities	(18,874)	129	62,087

Cash Flows from Financing Activities
Net increase in deposits	16,911	11,191	6,602
Net increase (decrease) in short-term borrowings	5,000	(7,950)	(9,500)
Repayment of long-term borrowings	-	-	(55,000)
Dividends paid	(2,511)	(2,901)	(3,423)
Purchases of treasury stock	(6,828)	-	(421)

Net Cash Provided by (Used in) Financing Activities	12,572	340	(61,742)

Net Increase (Decrease) in Cash and Cash Equivalents	(2,725)	5,095	(1,855)

Cash and Cash Equivalents - Beginning	12,881	7,786	9,641

Cash and Cash Equivalents - Ending	$10,156	$12,881	$7,786

Supplementary Cash Flows Information
Interest paid	$5,478	$4,216	$6,133

Income taxes paid	$975	$866	$981

Loans transferred to foreclosed real estate	$181	$178	$34

See notes to consolidated financial statements.

Commercial National Financial Corporation

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, and Commercial National Insurance Services, Inc. (CNIS). In December 2002, CNIS acquired The Gooder Agency, Inc. (Gooder) which was subsequently sold in 2004. A $39,000 loss was recognized on the sale, which is included in other expenses. The result of operations of Gooder prior to the sale were not material to the Corporation’s results of operations. All material intercompany transactions have been eliminated in consolidation.

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

As of December 31, 2006, the Corporation employed 112 people in full-time and part-time positions. Approximately 55 employees are represented by the United Auto Workers, Local 1799. In 2004, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2009.

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

Significant Concentrations of Credit Risk

Most of the Corporation’s activities are with customers located within Westmoreland County, Pennsylvania. Note 3 discusses the types of securities that the Corporation invests in. Note 4 discusses the types of lending that the Corporation engages in. The Corporation does not have any significant concentrations to any one industry or customer. Although the Corporation has a diversified loan portfolio, exposure to credit loss can be adversely impacted by downturns in local economic and employment conditions.

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

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Corporation’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions as more information becomes available.

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

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate at December 31, 2006 and 2005 was $905,000 and $740,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office. These intangible assets are being amortized on a straight-line basis over a period of ten years. The balance of these amortizable intangible assets at December 31, 2006 was $536,000 net of accumulated amortization of $439,000 which is included in other assets. Amortization expense of $98,000, $98,000, and $145,000 was recorded for the years ended December 31, 2006, 2005, and 2004, respectively. Included in the 2004 expense was $47,000 related to Gooder’s customer list. Amortization expense is estimated to be $98,000 per year for the next five years.

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

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense for the years ended December 31, 2006, 2005 and 2004 was $183,000, $152,000, and $192,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis. Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements. Assets under management in the trust department totaled $163,633,000, $132,187,000 and $132,431,000 at December 31, 2006, 2005 and 2004, respectively.

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 3,129,245 in 2006, 3,413,426 in 2005, and 3,422,881 in 2004. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies (Continued)

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We do not believe the impact of adopting FIN 48 on our financial statements will be significant.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

On September 13, 2006, the Securities and Exchange Commission “SEC” issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach  focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Corporation has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Corporation on January 1, 2008. The Corporation is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits. Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank. The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing. The required reserve at December 31, 2006 and 2005 was approximately $4,913,000 and $4,921,000, respectively.

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2006:

Obligations of states and political subdivisions	$5,419	$35	$(102)	$5,352
Mortgage-backed securities	72,720	933	(9)	73,644

$78,139	$ 968	(111)	$78,996

December 31, 2005:
Obligations of U.S. Government agencies	$2,026	$-	$(34)	$1,992
Obligations of states and political subdivisions	3,449	54	(111)	3,392
Mortgage-backed securities	59,708	1,025	-	60,733

$65,183	$1,079	(145)	$66,117

The amortized cost and fair value of securities at December 31, 2006 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$100	$98
Due after one year through five years	2,971	2,904
Due after five years through ten years	2,348	2,350
Due after ten years	72,720	73,644

$78,139	$78,996

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 3 - Securities (Continued)

Securities with amortized cost and fair values of $24,526,000 and $24,768,000, respectively, at December 31, 2006 and $16,309,000 and $16,467,000 respectively, at December 31, 2005 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross gains of $148,000, $-0-, and $2,377,000 and gross losses of $123,000, $-0-, and $1,182,000 were realized on sales and calls of securities during 2006, 2005 and 2004, respectively.

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005:

December 31, 2006
Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

Mortgage-backed securities	$5,107	$(9)	$-	$-	$5,107	$(9)
Obligations of states and political subdivisions	2,431	(39)	1,885	(63)	4,316	(102)

$7,538	$(48)	$1,885	$(63)	$9,423	$(111)

December 31, 2005
(In Thousands)

Obligations of U.S. Government agencies	$-	$-	$1,992	$(34)	$1,992	$(34)
Obligations of states and political subdivisions	562	(40)	1,776	(71)	2,338	(111)

$562	$(40)	$3,768	$(105)	$4,330	$(145)

At December 31, 2006, one mortgage-backed security and 12 obligations of state and political subdivisions were in unrealized loss positions. These unrealized losses are due to a change in interest rates subsequent to when the securities were purchased. At December 31, 2006, all debt securities with temporarily impaired losses have been rated by either Moody’s and/or S&P with an “A” or better debt rating. Management believes the unrealized losses are temporary and that the Corporation has the ability to hold the securities until maturity or market price recovery.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 4 - Loans

Loans are summarized as follows:

December 31,
2006	2005
(In Thousands)

Commercial loans	$18,188	$18,275
Real estate loans:
Commercial	65,786	60,794
Construction	1,256	910
Residential	128,364	115,294
Municipal loans	11,226	7,596
Consumer and other loans	4,509	3,948
Net unamortized costs	199	222

$229,528	$207,039

Note 5 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2006	2005	2004
(In Thousands)

Balance, January 1	$1,636	$1,855	$2,462
Loans charged off	(60)	(155)	(361)
Recoveries on previously charged off loans	20	301	190
Provision (credit) for loan losses	210	(365)	(436)

Balance at December 31	$1,806	$1,636	$1,855

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

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 5 - Allowance for Loan Losses (Continued)

At December 31, 2006 and 2005, the total recorded investment in loans considered to be impaired was $4,437,000 and $2,670,000, respectively. The average recorded investment in impaired loans during 2006, 2005 and 2004 was $6,125,000, $3,411,000, and $4,728,000, respectively. Impaired loans with balances of $3,612,000 and $511,000 at December 31, 2006 and 2005 had related allowance for loan losses of $338,000 and $161,000, respectively. Interest income on impaired loans of $489,000, $173,000, and $190,000 was recognized for cash payments received in 2006, 2005 and 2004, respectively.

Loans on which the accrual of interest has been discontinued amounted to $561,000 and $1,308,000 at December 31, 2006 and 2005, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $0 and $2,000 at December 31, 2006 and 2005, respectively.

Note 6 - Financial Instruments with Off-Balance Sheet Risk

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

December 31,
2006 2005
(In Thousands)

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$31,467	$41,342
Standby letters of credit	420	399
Financial standby letters of credit	3,434	3,768

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 6 - Financial Instruments with Off-Balance Sheet Risk (Continued)

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Corporation requires collateral supporting these letters of credit as deemed necessary. The maximum undiscounted exposure related to these commitments at December 31, 2006 was $3,854,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $3,550,000. The amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2006 and 2005 is as follows:

2006	2005
(In Thousands)

Land	$437	$437
Premises	5,789	5,789
Leasehold improvements	229	229
Furniture and equipment	5,436	6,491

	11,891	12,946
Accumulated depreciation and amortization	(8,005)	(8,645)

$ 3,886	$4,301

Depreciation and amortization expense was $525,000, $664,000, and $760,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 8 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $34,047,000 and $26,360,000 at December 31, 2006 and 2005, respectively.

Interest bearing deposits at December 31, 2006 and 2005 are detailed as follows:

2006	2005
(In Thousands)

Savings accounts	$53,236	$45,379
NOW accounts	20,944	21,561
Money market accounts	24,022	28,820
Time deposits	130,019	112,224

$228,221	$207,984

Time deposits at December 31, 2006 had the following scheduled maturities (in thousands):

2007	$78,559
2008	24,714
2009	17,727
2010	6,062
2011	2,957

$ 130,019

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2006 and 2005 consisted of federal funds purchased of $5,000,000 and $0, repectectively

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2006 2005
(in Thousands)

Average balance during the year	$2,533	$1,501
Average interest rate during the year	5.37%	2.60%
Maximum month-end balance	$10,000	$9,519
Weighted average interest rate at end of the year	5.38%	-%

At December 31, 2006, the Corporation had approved but unused funding availability from lines of credit of $26,000,000.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 10 - Long-Term Borrowings

There were no long-term borrowings outstanding at December 31, 2006 and 2005. Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities and mortgage-backed securities. The maximum borrowing capacity from the FHLB at December 31, 2006 is $194,041,000.

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service. The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants. The Corporation also has a supplemental retirement plan for certain retired employees. The expense for the employee benefit plans was $235,000, $254,000, and $249,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 12 - Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income(loss) and related tax effects for the years ended December 31, 2006, 2005 and 2004 are as follows:

2006	2005	2004
(In Thousands)

Unrealized losses on securities available for sale	$(52)	$(2,235)	$(1,311)
Less reclassification adjustment for gains realized in income	(25)	-	(1,195)

Net Unrealized Losses	(77)	(2,235)	(2,506)

Tax effect	(26)	(760)	(852)

Net of Tax Amount	$(51)	$(1,475)	$(1,654)

Note 13 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2016. Lease expense amounted to $98,000, $140,000, and $121,000 in fiscal years 2006, 2005, and 2004, respectively. Maturities of operating lease obligations at December 31, 2006 are as follows (in thousands):

2007	$101
2008	101
2009	101
2010	92
2011	79
Thereafter	140

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 14 - Income Taxes

The components of the net deferred tax liability at December 31, 2006 and 2005 are as follows:

2006	2005
(In Thousands)

Allowance for loan losses	$305	$233
Accrued benefits	68	78
Other	2	2

Total Deferred Tax Assets	375	313

Deferred loan fees	68	76
Securities accretion	13	51
Unrealized net gain on securities available for sale	291	317
Depreciation	189	133

Total Deferred Tax Liabilities	561	577

Net Deferred Tax Liability	$(186)	$(264)

The income tax provision for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

2006	2005	2004
(In Thousands)

Current	$1,058	$787	$230
Deferred	(52)	430	(439)

	$1,006	$1,217	$(209)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes. The differences for the years ended December 31, 2006, 2005 and 2004 are as follows:

2006	2005	2004
(In Thousands)

Tax at statutory rates	$1,348	$1,562	$140
Increase (decrease) resulting from:
Tax-exempt income	(214)	(219)	(317)
Non-deductible interest expense	21	18	31
Increase in investment in life insurance	(158)	(154)	(156)
Writedown of non-deductible goodwill	-	-	47
Other	9	10	46

	$1,006	$1,217	$(209)

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 2006 and 2005, as required by Statement of Financial Accounting Standards No. 107 (FAS 107). Such information, which pertains to the Corporation’s financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation. It is the Corporation’s general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities. Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

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

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

December 31, 2006		December 31, 2005
Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In Thousands)

Financial assets:
Cash and short-term investments	$10,156	$10,156	$29,831	$29,831
Securities available for sale	78,996	78,996	66,117	66,117
Restricted investments in bank stock	1,180	1,180	1,013	1,013
Net loans receivable	227,722	224,513	205,403	201,516
Accrued interest receivable	1,044	1,044	862	862

Financial liabilities:
Deposits	$293,920	$292,178	$277,009	$275,109
Short-term borrowings	5,000	5,000	-	-
Accrued interest payable	1,240	1,240	854	854

Off-balance sheet financial instruments	-	-	-	-

Note 16 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business. All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others. In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features. It is anticipated that further such extensions of credit will be made in the future. The aggregate amount of credit extended to these directors and principal officers was approximately $1,179,000 and $769,000 at December 31, 2006 and 2005, respectively.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 16 - Related Party Transactions (Continued)

The following is an analysis of loans to those parties whose loan balances exceeded $60,000 during the year ended December 31, 2006 (in thousands):

Balances at January 1	$346
Advances	443
Repayments	(47)

Balances at December 31	$742

Note 17 - Capital Requirements and Regulatory Restrictions

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since those notifications that management believes have changed those categories.

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 17 - Capital Requirements and Regulatory Restrictions (Continued)

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2006 and 2005 for the Corporation and the Bank:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2006
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$37,908	17.8%	$≥17,049	≥8.0%	N/A	≥10.0%
Commercial Bank	37,879	17.8	≥17,050	≥8.0	$≥21,312	≥10.0
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	36,102	16.9	≥8,525	≥4.0	N/A	≥6.0
Commercial Bank	36,073	16.9	≥8,525	≥4.0	≥12,787	≥6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	36,102	10.8	≥13,404	≥4.0	N/A	≥5.0
Commercial Bank	36,073	10.8	≥13,404	≥4.0	≥16,754	≥5.0

As of December 31, 2005
Total capital (to risk-weighted assets):
Commercial National Financial Corp.	$44,046	22.3%	$≥15,825	≥8.0%	N/A	≥10.0%
Commercial Bank	44,038	22.3	≥15,823	≥8.0	$≥19,780	≥10.0
Tier 1 capital (to risk-weighted assets):
Commercial National Financial Corp.	42,410	21.4	≥ 7,912	≥4.0	N/A	≥ 6.0
Commercial Bank	42,402	21.4	≥ 7,912	≥4.0	≥11,868	≥ 6.0
Tier 1 capital (to average assets):
Commercial National Financial Corp.	42,410	13.3	≥12,757	≥4.0	N/A	≥ 5.0
Commercial Bank	42,402	13.3	≥12,757	≥4.0	≥15,947	≥ 5.0

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2006	2005
(In Thousands)

Assets
Investment in bank subsidiary	$37,199	$43,652
Investment in other subsidiaries	32	32
Other assets	21	21

Total Assets	$37,252	$43,705

Liabilities and Shareholders’ Equity
Liabilities	$23	$44
Shareholders’ equity	37,229	43,661

Total Liabilities and Shareholders’ Equity	$37,252	$43,705

Statements of Income

Years Ended December 31,
2006	2005	2004
(In Thousands)

Dividends from subsidiaries	$9,339	$2,901	$3,977
Other	-		3
Net securities gains	-	-	29
Fees from bank subsidiary	592	418	493
Expenses	(561)	(409)	(501)

	9,370	2,910	4,001
Income taxes	11	15	-

	9,359	2,895	4,001
Equity in (excess of) undistributed earnings of subsidiaries	(6,401)	482	(3,380)

Net Income	$2,958	$3,377	$621

Commercial National Financial Corporation
Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2006	2005	2004
(In Thousands)

Cash Flows from Operating Activities
Net income	$2,958	$3,377	$621
Adjustments to reconcile net income to net cash provided by operating activities:
Net security gains	-	-	(29)
Equity in (excess) of undistributed earnings of subsidiaries	6,401	(482)	3,380
Increase in other assets	-	(11)	(10)
Increase (decrease) in liabilities	(20)	17	(10)

Net Cash Provided by Operating Activities	9,339	2,901	3,952

Cash Flows from Investing Activities
Proceeds from sale of securities	-	-	829
Investment in subsidiaries	-	-	(991)

Net Cash Used in Investing Activities	-	-	(162)

Cash Flows from Financing Activities
Dividends paid	(2,511)	(2,901)	(3,423)
Purchase of treasury stock	(6,828)	-	(421)

Net Cash Used in Financing Activities	(9,339)	(2,901)	(3,844)

Net Increase (Decrease) in Cash	-	-	(54)

Cash - Beginning	-	-	54

Cash - Ending	$-	$-	$-

Commercial National Financial Corporation
Notes to Consolidated Financial Statements