Form 10-K, Exhibit 13
period 2007-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2008-03-19
CIK 866054

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2007 and 2006. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Commercial National Insurance Services, Inc. (CNIS). In June 2004, CNIS sold all of its assets and is now inactive.

The Corporation reported net income of $3.1 million or $1.01 per share for the year ended 2007 compared to $3.0 million or $0.95 per share for the year ended 2006. The Corporation’s return on average assets ratios for 2007 and 2006 were 0.89% and 0.90%, respectively. Return on average equity for the same two periods were 8.25% and 7.77%, respectively.

The Corporation purchased 362,113 shares of its own common stock in the first quarter of 2006. The costs associated with this purchase were $180,000, which includes legal and professional costs of $150,000 and additional director and miscellaneous costs of $30,000 associated with the due diligence process prior to the stock purchase. The Corporation recognized $181,000 in interest income during 2006 due to the payoff of one loan that had been in non-accrual status and the upgrade of three loan relationships that were removed from non-accrual status.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated as earnings on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2007 and 2006, net interest income was $11.8 million and $11.8 million, respectively, with 2006 benefiting from $181,000 of interest income due to the payoff and change of status of non-accrual loans noted above. The related tax-equivalent net interest margin for these two years was 3.80% and 4.03%, respectively. The 2007 decrease in the margin is mostly due to the increase in the cost of interest bearing liabilities, which increased faster than the increase in yields on earning assets. The Corporation anticipates margin compression will moderate and potentially improve in 2008, due to the recent rate cuts by the Federal Reserve Bank and the potential that the costs   on interest bearing liabilities will decrease proportionally more in comparison to the decrease in yields on earning assets.   Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

The business strategy for 2008 is to continue asset growth through traditional loans and deposits supplemented by trust products offered to customers in its marketplace. Management anticipates potential improvement in net interest margins in 2008.  Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share.

Financial Condition

Total assets of the Corporation were $367.6 million on December 31, 2007 compared to $338.2 million on December 31, 2006. This increase in assets is a result of an increase in securities and the increases in investment in life insurance; these increases were minimally offset by decreases in loan receivables, cash and other assets.  The increase in total liabilities was attributed to an increase in short and long term borrowings.

The loan portfolio is comprised mostly of residential and commercial real estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term loans and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio decreased  $2.6 million in 2007, with an end of year balance of $225.1 million compared with the 2006 end of year balance of $227.7 million. The majority of year to year change is due to; decreases in construction mortgages of $3.8 million, lines of credit of $1.2 million, installments of $1.4 million, tax frees of $2.3 million, consumer loans of $1.1 million and $1.8 million in commercial real estate loans were partially offset by a increase in residential mortgages of $9.3 million.

Total investment securities increased  $30.1 million during 2007. The Corporation purchased $39.5 million of mortgage-backed securities and the Corporation’s investments increased in fair value by $1.3 million. These increases were offset by $9.9 million in principal pay downs of mortgage-backed securities and a $100,000 municipal bond maturity.  All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. All of the mortgage- backed securities are US Government Agencies and are triple ‘A’ rated bonds.   The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2007, total deposits were $293.5 million compared with  $293.9 million as of December 31, 2006.  This $400,000 decrease was the result of the following; a decrease of $785,000 in non-interest bearing demand deposits, a $774,000 increase in NOW accounts, a $3.0 million decrease in money market accounts, an $8.0 million decrease in savings accounts and a $10.6 million increase in certificates of deposits.

Total short-term borrowings increased $8.2 million in 2007, ending the year at $13.2 million compared to the 2006 balance of $5.0 million.  Long-term borrowings increased $20.0 million in 2007, from the $0 balance in 2006.   These borrowings were utilized to fund the increases in securities.

Shareholders’ equity was $38.5 million on December 31, 2007 compared to $37.2 million on December 31, 2006, an increase of  $1.3 million. The change in shareholders’ equity consists of net income of $3.1 million and an increase in other comprehensive income of  $871,000 being offset by dividends declared of $2.4 million and the purchase of treasury stock of  $275,000.  Book value per common share at year-end 2007 increased by 3.84% to $12.70 from $12.23 at year-end 2006.

Share Repurchase

During 2007, the Corporation purchased 16,000 shares of common stock at an average price per share of  $17.13, these shares are held as treasury shares.

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

Results of Operations

Net income increased $100,000, or 3.33%, to $3.1 million for the year ended December 31, 2007 from $3.0 million for the year ended December 31, 2006.

Net Interest Income

In 2007, interest income was $19.0 million compared to $17.6 million in 2006, an increase of $1.4 million. A $670,000 increase in loan income, combined with an increase of $951,000 in investment income offset by a decrease in other interest of $220,000. Loan income increased in 2007 due to both higher average loan volumes and higher yields for 2007 compared with 2006.  The income on investment securities increased due to higher average balances and higher yields in 2007 compared to 2006. The other interest decreased due to a decrease in average Federal Funds sold in 2007 compared to 2006 averages.

For 2007, interest expense was $7.3 million compared to $5.9 million in 2006, an increase of  $1.4 million.  The $1.4 million increase is mainly the result of higher average volumes and higher rates on certificates of deposits and an increase in total borrowings from Federal Home Loan Bank (FHLB).  Certificate of deposit costs increased $909,000 in 2007 and FHLB interest cost increased $404,000 in 2007.

 As a result of these factors, net interest income in 2007 was $11.8 million, the same as 2006.

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2007 and 2006.
COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2007	2006
Average Balance	Interest Income/ Expense	Yield or Rate (a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)

Interest-earning assets
Loans net of unearned income (b) (c)	$226,713	$13,946	6.15%	$218,944	$13,305	6.08%
Taxable securities	84,304	5,050	5.99	69,785	4,092	5.87
Non-taxable securities	3,442	206	5.98	3,720	217	5.82
Interest-bearing deposits with banks	244	11	4.51	58	3	4.31
Federal funds sold	2,291	121	5.28	7,451	349	4.68
Total earning assets	316,994	19,334	6.10	299,958	17,966	5.99

Non-interest-earning assets
Cash	8,838			8,948
Allowance for loan losses	(1,856)			(1,681)
Other assets	20,630			20,227
Total non-interest-earning assets	27,612			27,494

Total assets	$344,606			$327,452

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$21,459	32	0.15	$21,185	32	0.15
Money Market accounts	22,777	251	1.10	26,330	239	0.91
Savings deposits	46,711	516	1.10	47,624	458	0.96
Time deposits	137,842	5,908	4.30	124,706	4,999	4.01
Short-term borrowings	6,171	313	5.10	2,533	136	5.37
Long-term borrowings	5,699	259	4.54	-	-	-
Total interest-bearing liabilities	240,659	7,279	3.03	222,378	5,864	2.64

Non-interest-bearing deposits	65,319			65,629
Other liabilities	1,484			1,393
Shareholders' equity	37,144			38,052
Total non-interest-bearing
Funding sources	103,947			105,074

Total liabilities and
shareholders' equity	$344,606			$327,452

Net interest income and net
Yield on interest earning assets		$12,055	3.80%		$12,102	4.03%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.

The following table illustrates the impact and interaction of rate and volume changes for the years under review. Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2007 Change from 2006
	Total	Change Due	Change Due
	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$641	$472	$169
Securities
Taxable	958	851	107
Non-taxable	(11)	(16)	5
Interest-bearing deposits with banks	8	10	(2)
Federal funds sold	(228)	(242)	14

Total interest income	1,368	1,075	293

Interest-bearing liabilities
Deposits	979	233	746
Short-term borrowings	177	195	(18)
Long-term borrowings	259	259	0
			1,22
Total interest expense	1,415	687	728

Net interest income	$(47)	$388	$(435)

Other Operating Income and Expense

Total other operating income remained constant at $3.1 million for 2007 and 2006.    Other operating income increases in 2007: higher trust department income of $107,000, an increase in Bank owned life insurance income of $43,000 and $20,000 in service charges.  The trust department assets increased in 2007, resulting in higher earnings. Growth in cash surrender values of bank owned life insurance increased BOLI income in 2007.   These increases were offset by decreases of $13,000 in other service charges and fees, a $25,000 decrease in gains from securities and lower other income.  Other income is lower mainly due to a loss on sale of other assets in 2007 of $39,000 compared with a 2006 gain of $12,000 in 2006.

Non-interest expense was  $10.7 million for 2007 and 2006, respectively.   Non-interest changes were; salaries and employee benefits increased $170,000 due to normal employee pay raises; director’s fees increased $63,000; and other expenses increased $53,000. Other expenses increased in 2007 due to a $163,000 increase in advertising. The Corporation increased billboard and radio advertising in 2007. This increase in advertising was offset by multiple decreases in various other expenses, to net to the $53,000 other expense increase.  The increases in non-interest expenses were offset by decreases of $93,000 in furniture and equipment, due to lower depreciation cost in 2007.  Professional fees decreased in 2007 by $186,000 mainly due to higher professional fees incurred in 2006 to facilitate the treasury stock purchase, previously mentioned under the “Overview” section.

Income tax expense was $1,072,000 in 2007 and $1,006,000 in 2006.  The company’s effective tax rate was 25.9% in 2007 and 25.4% in 2006.

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

Liquidity and Capital Resources (Continued)

As of December 31, 2007, the Corporation had available funding of approximately $185 million at the FHLB with an additional $26 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2007, the commitments stood at $35.3 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows provided from operating activities in 2007 decreased by $600,000 to $3.0 million, from $3.6 million in 2006.  The majority of this decrease is attributed to the increase in interest receivables and a decrease in other liabilities.

Cash flows used in investing activities totaled $28.3 million in 2007, compared to cash used by investing activities in 2006 of $18.9 million.  The majority of cash used in investing activities was used to purchase securities in 2007, which offset cash inflows from principal pay-downs on mortgage-backed securities and the decrease in loan outstandings.

Cash provided from financing activities totaled $25.0 million in 2007, compared to $12.6 million in 2006.  Cash provided by increases in long-term borrowing and short-term borrowings offset decreases in cash for dividends paid, purchase of treasury stock and a slight decrease in deposits.

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2007 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$14,306	33%
Over 3 through 6 months	14,054	32
Over 6 months through 12 months	10,171	23
Over 12 months	4,903	12

Total	$43,434	100%

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and before unearned income at December 31, 2007  (in thousands)

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$4,485	$15,084	$1,730	$21,299
Real estate-construction	1,289	-	713	2,002
Other	948	2,027	6,739	9,714

Totals	$6,722	$17,111	$9,182	$33,015

Loans at fixed interest rates		$10,072	$8,449
Loans at variable interest rates		7,039	733

		$17,111	$9,182

The following tables present a five-year summary of loan classifications and the maturity distribution of securities at December 31 of each such year:
Loans by Classification at December 31,
(in thousands)

	2007	2006	2005	2004	2003

Commercial	$21,299	$18,188	$18,275	$15,933	$14,802
Real estate – commercial	62,779	65,786	60,794	55,555	51,006
Real estate - construction	2,002	1,256	910	258	1,108
Real estate – other	127,781	128,364	115,294	107,819	106,121
Consumer - installment	3,265	3,704	2,929	886	1,405
Municipal	8,955	11,226	7,596	10,002	10,622
Other	733	805	1,019	1,579	2,179

Total loans	226,814	229,329	206,817	192,032	187,243

Net unamortized
costs/(fees)	191	199	222	223	139

Total loans, net of
costs/(fees)	$227,005	$229,528	$207,039	$192,255	$187,382

	Maturity Distribution of Securities at December 31, 2007
	(in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	Yield

Within 1 year	$-	$100	$100	5.21%
After 1 but within 5 years	-	2,871	2,871	5.00%
After 5 but within 10 years	-	2,348	2,348	6.00%
After 10 years	102,464	-	102,464	6.08%

	$102,464	$5,319	$107,783	6.05%

Included in U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $102.5 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

(1) Includes mortgage-backed securities (see above)
(2) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

	Fair Values of Securities at December 31,
	(in thousands)

	2007	2006	2005

U.S Govt. Agencies	$104,625	$73,644	$63,779

Obligations of State & Political Subdivisions	5,335	5,352	2,338

	$109,960	$78,996	$66,117

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

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2007.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days		31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Totals
Interest-earning assets:
Securities		$896	$2,392	$4,887	$9,321	$52,933	$37,354	$107,783
Loans		16,869	10,494	15,840	27,875	141,742	14,185	227,005
Total interest-sensitive
Assets		17,765	12,886	20,727	37,196	194,675	51,539	334,788

Interest-bearing liabilities:
Certificates of deposit		12,854	24,413	38,439	33,123	31,787	19	140,635
Other interest-bearing deposits		35,284	238	357	713	35,426	15,952	87,970
Short term borrowings		13,175	-	-	-	-	-	13,175
Long term borrowings		-	-	-	-	20,000	-	20,000
Total interest-sensitive
Liabilities		61,313	24,651	38,796	33,836	87,213	15,971	261,780

Interest sensitivity gap		$(43,548)	$(11,765)	$(18,069)	$3,360	$107,462	$35,568	$73,008

Cumulative gap	$	(43,548)	$(55,313)	$(73,382)	$(70,022)	$37,440	$73,008

Ratio of cumulative gap to
Interest sensitive assets		13.00%	16.52%	21.91%	20.92%	1.03%	21.81%

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

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2008.

	% Change in projected	% Change in projected
Change in interest	Baseline	Economic
rates	net interest income	value of capital

+200 basis points	(10.2%)	(35.0%)
+100 basis points	(4.9%)	(15.8%)

-100 basis points	2.1%	3.3%
-200 basis points	1.2%	5.7%

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

The current simulation model reports indicates the potential economic value of capital decline, if there was an immediate 200 basis point increase in interest rates is not within established corporate interest risk guidelines, as noted above.  The Corporation made a strategic decision to shorten maturities on interest sensitive liabilities, leading to the position of being outside of our internal guidelines.  The Corporation is closely monitoring balance sheet interest rate risk and anticipates lowering interest rate risk to the balance sheet over the next twelve months.

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

The amount of the provision/(credit) for loan losses was $90,000 in 2007 and $210,000 in 2006.  For each of the same years, the net charge-offs (recoveries) against the allowance for loan losses was $27,000 and $40,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses, which may be realized in the future, or that additional provisions for losses on loans will not be required.

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2007	2006	2005	2004	2003

Loans outstanding at end of the year,
net of unearned income	$227,005	$229,528	$207,039	$192,255	$187,382

Average loans outstanding	$226,713	$218,944	$199,505	$187,918	$183,628

Allowance for loan losses:
Balance, beginning of year	$1,806	$1,636	$1,855	$2,462	$2,707

Loans charged off:
Commercial and tax free	48	47	105	251	29
Consumer	18	13	30	41	32
Real estate	0	0	20	69	272
Total loans charged off	66	60	155	361	333

Recoveries:
Commercial and tax free	29	11	296	136	21
Consumer	10	9	5	10	13
Real estate	0	0	0	44	15
Total recoveries	39	20	301	190	49

Net loans charged off/(recovered)	27	40	(146)	171	284
Provision charged/(credited) to expense	90	210	(365)	(436)	39

Balance, end of year	$1,869	$1,806	$1,636	$1,855	$2,462

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	0.01%	0.02%	(0.07)%	0.09%	0.15%

Allowance for loan losses
as a percentage of average loans
outstanding	0.82%	0.83%	0.82%	0.99%	1.34%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2007 is adequate.

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2007		2006		2005		2004		2003
(Dollars in thousands)
		Percent		Percent		Percent		Percent		Percent
	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan
		Type		Type		Type		Type		Type
Commercial	$1,731	47%	$1,668	47%	$1,540	47%	$1,771	42%	$2,371	40%
Residential	104	52	97	52	63	52	58	56	69	58
Consumer	34	1	41	1	33	1	26	2	22	2

Total	$1,869	100%	$1,806	100%	$1,636	100%	$1,855	100%	$2,462	100%

The following table details, for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis or were past due 90 days or more:

Dec. 31, 2007
Loans on non-accrual basis	$156
Loans past due 90 days or more	-
Renegotiated loans	350
Total	$506

Dec. 31, 2006
Loans on non-accrual basis	$561
Loans past due 90 days or more	-
Renegotiated loans	2,823
Total	$3,384

Dec. 31, 2005
Loans on non-accrual basis	$1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$4,170

Dec. 31, 2004
Loans on non-accrual basis	$1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$4,762

Dec. 31, 2003
Loans on non-accrual basis	$2,331
Loans past due 90 days or more	5
Renegotiated loans	-
Total	$2,336

Loans that were past due 90 days or more, or were on non-accrual represented 0.07% of total loans on December 31, 2007, which was down from 0.24% on December 31, 2006 and 0.63% on December 31, 2005. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2007, $16,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans decreased due to the reclassification of a $2.4 million loan. The loan was upgraded based on their continued performance.  At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2007 the Corporation had $554,000 in foreclosed real estate compared to $905,000 at the end of 2006.

In 2007, the gross amount of interest that would have been recorded on non-accrual loans would have been $7,000. The actual interest reflected in income on these loans was $1,000.

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

As of December 31, 2007, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted asset ratios of 16.8% and 17.6%, respectively. In 2007 the leverage ratio was 9.9%. At December 31, 2006, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted assets ratios of 16.9% and 17.8%, respectively. The leverage ratio was 10.8%.

The table below presents Commercial Bank & Trust of PA’s capital position at December 31, 2007.
(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$36,556	16.8%
Tier I Capital Requirement	8,707	4.0

Total Equity Capital	$38,425	17.6%
Risk-Based Requirement	17,414	8.0

Leverage Capital	$36,556	9.9%
Leverage Requirement	14,688	4.0

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

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone (800) 368-5948
Email: info@rtco.com
Internet Address:www.rtco.com

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2007 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn:  Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Commercial National Financial Corporation and Subsidiaries
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
March 12, 2008

Consolidated Statements of Financial Condition

December 31,
2007	2006
(Dollars in Thousands, Except per Share Data)
Assets

Cash and due from banks	$9,836	$10,134
Interest bearing deposits with banks	93	22

Cash and Cash Equivalents	9,929	10,156
Securities available for sale	109,960	78,996
Restricted investments in bank stock	2,375	1,180
Loans receivable, net of allowance for loan losses of $1,869 in 2007 and $1,806 in 2006	225,136	227,722
Premises and equipment, net	3,728	3,886
Accrued interest receivable	1,174	1,044
Investment in life insurance	14,001	13,452
Other assets	1,339	1,760

Total Assets	$367,642	$338,196

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$64,914	$65,699
Interest bearing	228,605	228,221

Total Deposits	293,519	293,920
Short-term borrowings	13,175	5,000
Long-term borrowings	20,000	-
Other liabilities	2,487	2,047

Total Liabilities	329,181	300,967

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 3,028,813 and 3,044,813 shares in 2007 and 2006	7,200	7,200
Retained earnings	40,505	39,869
Accumulated other comprehensive income	1,437	566
Treasury stock, at cost, 571,187 and 555,187 shares in 2007 and 2006	(10,681)	(10,406)

Total Shareholders’ Equity	38,461	37,229

Total Liabilities and Shareholders’ Equity	$367,642	$338,196

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,
2007	2006
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$13,724	$13,054
Interest and dividends on securities:
Taxable	5,050	4,092
Exempt from federal income taxes	136	143
Other	132	352

Total Interest Income	19,042	17,641

Interest Expense
Deposits	6,707	5,728
Short-term borrowings	313	136
Long-term borrowings	259	-

Total Interest Expense	7,279	5,864

Net Interest Income	11,763	11,777

Provision for Loan Losses	90	210

Net Interest Income after Provision for Loan Losses	11,673	11,567

Other Operating Income
Service charges on deposit accounts	662	642
Other service charges and fees	697	710
Net security gains	-	25
Trust department income	1,029	922
Income from investment in life insurance	590	547
Other income	149	208

Total Other Operating Income	3,127	3,054

Other Operating Expenses
Salaries and employee benefits	5,324	5,154
Net occupancy	713	711
Furniture and equipment	522	615
Professional fees	453	639
Pennsylvania shares tax	542	561
ATM expenses	330	314
Director fees	463	400
Other expenses	2,316	2,263

Total Other Operating Expenses	10,663	10,657

Income before Income Taxes	4,137	3,964

Income Tax Expense	1,072	1,006

Net Income	$3,065	$2,958

Earnings per Share, Basic	$1.01	$0.95

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2007 and 2006

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2005	$7,200	$39,422	$617	$(3,578)	$43,661
Comprehensive income:
Net income	-	2,958	-	-	2,958
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	(51)	-	(51)

Total Comprehensive Income	-	-	-	-	2,907

Cash dividends declared, $0.80 per share	-	(2,511)	-	-	(2,511)
Purchases of treasury stock (368,613 shares)	-	-	-	(6,828)	(6,828)

Balance - December 31, 2006	7,200	39,869	566	(10,406)	37,229
Comprehensive income:
Net income	-	3,065	-	-	3,065
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	871	-	871

Total Comprehensive Income					3,936

Cash dividends declared, $0.80 per share	-	(2,429)	-	-	(2,429)
Purchases of treasury stock (16,000 shares)	-	-	-	(275)	(275)

Balance - December 31, 2007	$7,200	$40,505	$1,437	$(10,681)	$38,461

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,
2007	2006
(In Thousands)

Cash Flows from Operating Activities
Net income	$3,065	$2,958
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	521	623
Provision for loan losses	90	210
Net accretion of securities and loan fees	(133)	(60)
Net security gains	-	(25)
(Gain) loss on sale of foreclosed real estate	39	(12)
Income from investment in life insurance	(590)	(547)
Deferred tax expense (benefit)	77	(52)
(Increase) decrease in accrued interest receivable and other assets	(93)	111
Increase (decrease) in other liabilities	(13)	371

Net Cash Provided by Operating Activities	2,963	3,577

Cash Flows from Investing Activities
Decrease in federal funds sold	-	16,950
Purchases of securities	(39,530)	(42,164)
Maturities, calls and principal repayments of securities	10,027	14,969
Proceeds from sales of securities	-	14,345
Net increase in restricted bank stock	(1,195)	(167)
Net (increase) decrease in loans	2,390	(22,731)
Proceeds from sale of foreclosed assets	312	29
Purchases of premises and equipment	(264)	(105)

Net Cash Used in Investing Activities	(28,260)	(18,874)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(401)	16,911
Net increase in short-term borrowings	8,175	5,000
Proceeds from long-term borrowings	20,000	-
Dividends paid	(2,429)	(2,511)
Purchases of treasury stock	(275)	(6,828)

Net Cash Provided by Financing Activities	25,070	12,572

Net Decrease in Cash and Cash Equivalents	(227)	(2,725)

Cash and Cash Equivalents – Beginning	10,156	12,881

Cash and Cash Equivalents – Ending	$9,929	$10,156

Supplementary Cash Flows Information
Interest paid	$7,228	$ 5,478

Income taxes paid	$1,113	$ 975

Loans transferred to foreclosed real estate	-	$ 181

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, and Commercial National Insurance Services, Inc. (CNIS) which is currently inactive.  All material intercompany transactions have been eliminated in consolidation.

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

As of December 31, 2007, the Corporation employed 107 people in full-time and part-time positions.  Approximately 53 employees are represented by the United Auto Workers, Local 1799.  In 2004, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2009.

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

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Securities

Debt securities are classified as “securities available for sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, net of the related deferred income tax effect.

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

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

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

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2007 and 2006 was $554,000 and $905,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2007 was $438,000 net of accumulated amortization of $537,000 which is included in other assets.  Amortization expense of $98,000 and $98,000 was recorded for the years ended December 31, 2007 and 2006, respectively. Amortization expense is estimated to be $98,000 in the years ending December 31, 2008, 2009, 2010, 2011 and $46,000 in 2012.

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

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2007 and 2006 was $345,000 and $183,000,  respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.  Assets under management in the trust department totaled $176,594,000 and $163,633,000 at December 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 3,038,761 in 2007 and 3,129,245 in 2006. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards

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

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, “Effective Date of FASB Statement No. 157,” that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company’s operating income or net earnings.

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

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4").  EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement.  The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee.  As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement.  Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate.  For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption.  The Company recorded a cumulative effect adjustment to retained earnings of $431,245 on January 1, 2008.

Notes to Consolidated Financial Statements

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits.  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2007 and 2006 was approximately $5,029,000 and $4,913,000, respectively.

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2007:

Obligations of states and political Subdivisions	$ 5,319	$ 62	$ (46)	$ 5,335
Mortgage-backed securities	102,464	2,161	-	104,625

$107,783	$2,223	$ (46)	$109,960

December 31, 2006:
Obligations of states and political Subdivisions	$ 5,419	$ 35	$(102)	$ 5,352
Mortgage-backed securities	72,720	933	(9)	73,644

$ 78,139	$ 968	$(111)	$ 78,996

The amortized cost and fair value of securities at December 31, 2007 by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ 100	$ 99
Due after one year through five years	2,871	2,880
Due after five years through ten years	2,348	2,356
Due after ten years	102,464	104,625

$107,783	$109,960

Securities with amortized cost and fair values of $26,629,000 and $27,195,000, respectively, at December 31, 2007 and $24,526,000 and $24,768,000 respectively, at December 31, 2006 were pledged to secure public deposits and for other purposes required or permitted by law.

Notes to Consolidated Financial Statements

Note 3 - Securities (Continued)

Gross gains of $-0- and $148,000, and gross losses of $-0- and $123,000 were realized on sales and calls of securities during 2007 and 2006, respectively.

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

December 31, 2007
Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

Obligations of states and political subdivisions	$ -	$ -	$2,323	$(46)	$2,323	$(46)

December 31, 2006

Mortgage-backed securities	$5,107	$ (9)	$ -	$ -	$5,107	$ (9)
Obligations of states and political subdivisions	2,431	(39)	1,885	(63)	4,316	(102)

$7,538	$(48)	$1,885	$(63)	$9,423	$(111)

At December 31, 2007, seven obligations of state and political subdivisions were in unrealized loss positions. These unrealized losses are due to a change in interest rates subsequent to when the securities were purchased.  At December 31, 2007, all debt securities with temporarily impaired losses have been rated by either Moody’s and/or S&P with an “A” or better debt rating.  Management believes the unrealized losses are temporary and that the Corporation has the ability to hold the securities until maturity or market price recovery.

Note 4 - Loans

Loans are summarized as follows:

December 31,
2007	2006
(In Thousands)

Commercial loans	$21,299	$18,188
Real estate loans:
Commercial	62,779	65,786
Construction	2,002	1,256
Residential	127,781	128,364
Municipal loans	8,955	11,226
Consumer and other loans	3,998	4,509
Net unamortized costs	191	199

$227,005	$229,528

Notes to Consolidated Financial Statements

Note 5 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2007	2006
(In Thousands)

Balance, January 1	$1,806	$1,636
Charge offs	(66)	(60)
Recoveries	39	20
Provision for loan losses	90	210

Balance at December 31	$1,869	$1,806

At December 31, 2007 and 2006, the total recorded investment in loans considered to be impaired was $1,096,000 and $4,437,000, respectively.  The average recorded investment in impaired loans during 2007 and 2006 was $4,735,000 and $6,125,000, respectively.  Impaired loans with balances of $612,000 and $3,612,000 at December 31, 2007 and 2006 had related allowance for loan losses of $261,000 and $338,000, respectively.  Interest income on impaired loans of $166,000 and  $489,000 was recognized for cash payments received in 2007 and 2006, respectively. Loans on which the accrual of interest has been discontinued amounted to $156,000 and $561,000 at December 31, 2007 and 2006, respectively. There were no loan balances past due 90 days or more and still accruing interest at December 31, 2007 and 2006.

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

December 31,
2007	2006
(In Thousands)

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$32,158	$31,467
Standby letters of credit	589	420
Financial standby letters of credit	2,562	3,434

Notes to Consolidated Financial Satements

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2007 was $3,151,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $2,657,000.  The amount of the liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2007 and 2006 is as follows:

2007	2006
(In Thousands)

Land	$ 437	$ 437
Premises	5,789	5,789
Leasehold improvements	229	229
Furniture and equipment	5,655	5,436

	12,110	11,891
Accumulated depreciation and amortization	(8,382)	(8,005)

$ 3,728	$ 3,886

Depreciation and amortization expense was $423,000 and $525,000 for the years ended December 31, 2007 and 2006, respectively.

Notes to Consolidated Fincial Statements

Note 8 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $43,434,000 and $34,047,000 at December 31, 2007 and 2006, respectively.

Interest bearing deposits at December 31, 2007 and 2006 are detailed as follows:

2007	2006
(In Thousands)

Savings accounts	$ 45,229	$ 53,236
NOW accounts	21,718	20,944
Money market accounts	21,023	24,022
Time deposits	140,635	130,019

$228,605	$228,221

Time deposits at December 31, 2007 had the following scheduled maturities (in thousands):

2008	$108,979
2009	18,712
2010	6,814
2011	3,261
2012	2,869

$140,635

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2007 consisted of federal funds purchased of $3,175,000 and $10,000,000 of FHLB borrowings. The December 31, 2006 borrowings consisted of $5,000,000 of federal funds purchased.

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2007	2006
(Dollars in Thousands)

Average balance during the year	$6,171	$2,533
Average interest rate during the year	5.07%	5.37%
Maximum month-end balance	$15,000	$10,000
Weighted average interest rate at end of the year	4.32%	5.38%

At December 31, 2007, the Corporation had approved but unused funding availability from lines of credit of $26,000,000.

Notes to Consolidated Fincial Statements

Note 10 - Long-Term Borrowings

Long-term borrowings outstanding at December 31, 2007 and 2006 were $20,000,000 and $-0- respectively.  The $20,000,000 outstanding as of December 31, 2007, is one advance with an interest rate of 4.53% and a maturity date of September 13, 2009.  Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh, qualifying residential mortgage loans and mortgage-backed securities. The maximum remaining borrowing capacity from the FHLB at December 31, 2007 is $185,000,000.

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  For the years ended December 31, 2007 and 2006, the amount was 5% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $228,000 and $235,000, for the years ended December 31, 2007 and 2006, respectively.

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

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2007 and 2006 are as follows:

2007	2006
(In Thousands)

Unrealized gains (losses) on securities available for sale	$1,320	$(52)
Less reclassification adjustment for gains realized in income	-	(25)

Net Unrealized Gains (Losses)	1,320	(77)

Tax effect	449	(26)

Net of Tax Amount	$ 871	$(51)

Notes to Consolidated Fincial Statements

Note 13 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2016.  Lease expense amounted to $101,000 and $98,000 in 2007 and 2006, respectively. Operating lease obligations at December 31, 2007 are as follows (in thousands):

2008	$105
2009	105
2010	96
2011	83
2012	33
Thereafter	107

Note 14 - Income Taxes

The components of the net deferred tax liability at December 31, 2007 and 2006 are as follows:

2007	2006
(In Thousands)

Allowance for loan losses	$335	$305
Accrued benefits	58	68
Intangible assets	64	-
Other	7	2

Total Deferred Tax Assets	464	375

Deferred loan fees	71	68
Securities accretion	34	13
Unrealized net gain on securities available for sale	740	291
Depreciation	331	189

Total Deferred Tax Liabilities	1,176	561

Net Deferred Tax Liability	$(712)	$(186)

The income tax provision for the years ended December 31, 2007 and 2006  is summarized as follows:

2007	2006
(In Thousands)

Current	$995	$1,058
Deferred	77	(52)

	$1,072	$1,006

Notes to Consolidated Fincial Statements

Note 14 - Income Taxes (Continued)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2007 and 2006 are as follows:

2007	2006
(In Thousands)

Tax at statutory rates	$1,407	$1,348
Increase (decrease) resulting from:
Tax-exempt income	(192)	(214)
Non-deductible interest expense	22	21
Increase in investment in life insurance	(170)	(158)
Other	5	9
	$1,072	$1,006

On January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109.”  The Company had no unrecognized tax positions at December 31, 2007 and 2006. Consequently, the adoption of FIN 48 had no material effect on the operating results or financial position of the Company.

The Company recognizes accrued interest and penalties assessed as a result of an Internal Revenue Services (IRS) examination through income tax expense.  During 2007, the IRS completed an examination of the Company’s federal income tax return for December 31, 2002, 2004 and 2005.  As a result of the exam, the Company paid $48,000.

Note 15 - Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 2007 and 2006, as required by Statement of Financial Accounting Standards No. 107 (FAS 107).  Such information, which pertains to the Corporation’s financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation.  It is the Corporation’s general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities.  Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction.  Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

Notes to Consolidated Fincial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

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

Long Term Borrowings

Fair values of long-term borrowings are estimated by discounting the future cash flows using interest rates currently available for borrowings with similar terms and maturity.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable is considered a reasonable estimate of fair value.

Notes to Consolidated Fincial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	$9,929	$9,929	$10,156	$10,156
Securities available for sale	109,960	109,960	78,996	78,996
Restricted investments in bank stock	2,375	2,375	1,180	1,180
Net loans receivable	225,136	220,083	227,722	224,513
Accrued interest receivable	1,174	1,174	1,044	1,044
Financial liabilities:
Deposits	$293,519	$293,444	$293,920	$292,178
Short-term borrowings	13,175	13,175	5,000	5,000
Long-term borrowings	20,000	20,022	-	-
Accrued interest payable	1,291	1,291	1,240	1,240

Off-balance sheet financial instruments	-	-	-	-

Note 16 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount outstanding to these directors and principal officers was approximately $661,000 and $742,000 at December 31, 2007 and 2006, respectively.  During 2007, advances totaled $115,000 and repayments were $196,000.

Note 17 - Capital Requirements and Regulatory Restrictions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation.  The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

Notes to Consolidated Fincial Statements

Note 17 – Capital Requirements and Regulatory Restrictions (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2007 and 2006 for Commercial Bank & Trust of PA:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2007
Total capital (to risk-weighted assets)	$38,425	17.6%	$	≥17,414	≥8.0%	$	≥21,767	≥10.0%
Tier 1 capital (to risk-weighted assets)	36,556	16.8		≥ 8,707	≥4.0		≥13,060	≥ 6.0
Tier 1 capital (to average assets)	36,556	9.9		≥14,688	≥4.0		≥18,360	≥ 5.0

As of December 31, 2006
Total capital (to risk-weighted assets)	$37,879	17.8%	$	≥17,050	≥8.0%	$	≥21,312	≥10.0%
Tier 1 capital (to risk-weighted assets)	36,073	16.9		≥ 8,525	≥4.0		≥12,787	≥ 6.0
Tier 1 capital (to average assets)	36,073	10.8		≥13,404	≥4.0		≥16,754	≥ 5.0

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2007	2006
(In Thousands)

Assets
Investment in bank subsidiary	$38,432	$37,199
Investment in other subsidiaries	32	32
Other assets	27	21

Total Assets	$38,491	$37,252

Liabilities and Shareholders’ Equity
Liabilities	$30	$23
Shareholders’ equity	38,461	37,229

Total Liabilities and Shareholders’ Equity	$38,491	$37,252

Statements of Income

Years Ended December 31,
2007	2006
(In Thousands)

Dividends from bank subsidiary	$2,704	$9,339
Fees from bank subsidiary	494	592
Expenses	(494)	(561)

	2,704	9,370
Income taxes	-	11

	2,704	9,359
Equity in (excess of) undistributed earnings of subsidiaries	361	(6,401)

Net Income	$3,065	$2,958

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2007	2006
(In Thousands)

Cash Flows from Operating Activities
Net income	$3,065	$2,958
Adjustments to reconcile net income to net cash provided by operating activities:
(Equity in) excess of undistributedearnings of subsidiaries	(361)	6,401
Increase in other assets	(6)	-
Increase (decrease) in liabilities	6	(20)

Net Cash Provided by Operating Activities	2,704	9,339

Cash Flows from Financing Activities
Dividends paid	(2,429)	(2,511)
Purchase of treasury stock	(275)	(6,828)

Net Cash Used in Financing Activities	(2,704)	(9,339)

Net Increase (Decrease) in Cash	-	-

Cash - Beginning	-	-

Cash - Ending	$-	$-