Form 10-K, Exhibit 13
period 2008-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2009-03-18
CIK 866054

Commercial National Financial Corporation

    FINANCIAL
          INFORMATION

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2008 and 2007. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Ridge Properties, Inc.

The Corporation reported net income of $4.0 million or $1.36 per share for the year ended 2008 compared to $3.1 million or $1.01 per share for the year ended 2007. The Corporation’s return on average assets ratios for 2008 and 2007 were 1.13% and 0.89%, respectively. Return on average equity for the same two periods were 10.58% and 8.25%, respectively.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated as earnings on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2008 and 2007, net interest income was $13.5 million and $11.8 million. The related tax-equivalent net interest margin for these two years was 4.20% and 3.80%, respectively. The 2008 increase in the margin is mostly due to the decrease in the cost of interest-bearing liabilities, which decreased significantly more than the decrease in yields on earning assets. The Corporation anticipates margins in 2009 will improve slightly, however, the Corporation anticipates it will be difficult to increase volume of earning assets in 2009 due to difficult economic conditions.  Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

Overview (Continued)

The business strategy for 2009 is to continue asset growth through traditional loans and deposits supplemented by trust products offered to customers in its marketplace. Management anticipates 2009 net interest income will be similar to 2008 with potentially lower earning assets outstanding with slightly improved margins in 2009.  Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share.

The Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The Board also took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions of 20 basis points, implementing changes to the risk-based assessment system, and setting rates beginning the second quarter of 2009.  The amended restoration plan was accompanied by a final rule that sets assessment rates and makes adjustments that improve how the assessment system differentiates for risk. Currently most banks are in the best risk category and pay anywhere from 12 cents per $100 of deposits to 14 cents per $100 of deposits in insurance. Under the final rule, most banks will pay initial base rates of between 12 and 16 cents per $100 in deposits on an annual basis beginning April 1, 2009.  The FDIC board also adopted an interim rule imposing a special emergency assessment of 20 cents per $100, payable September 30, 2009. In addition, the interim FDIC ruling also permits the Board to impose an emergency special assessment after June 30, 2009 of up to 10 basis points if necessary to maintain public confidence in federal deposit insurance. The FDIC may reduce the emergency assessment payable on September 30, 2009 from 20 cents to 10 cents per $100 if congress expands the FDIC’s borrowing authority with the Treasury Department to $100 billion.

Financial Condition

Total assets of the Corporation were $360.5 million on December 31, 2008 compared to $367.6 million on December 31, 2007. This decrease in assets is a result of decreases in loan receivables, cash and other assets; these decreases were offset by an increase in securities and the increases in investment in life insurance.  The decrease in total liabilities was attributed to decreases in deposits, partially offset by increases in short and long term borrowings.

The loan portfolio is comprised mostly of residential and commercial real estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term loans and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio decreased $11.0 million in 2008, with an end of year balance of $214.1 million compared with the 2007 end of year balance of $225.1 million. The majority of the year to year change is due to decreases in commercial loans of $5.8 million, commercial real estate loans of $1.4 million, residential loans of $2.8 million, tax free loans of $580,000 and $590,000 in consumer loans.

Total investment securities increased $4.8 million during 2008. The Corporation purchased $39.9 million of mortgage-backed securities, sold $18.8 million of mortgage-backed securities and $2.4 million in municipal bonds. The Corporation’s investments increased in fair value by $1.6 million. There was $15.5 million in principal pay downs of mortgage-backed securities and a $100,000 municipal bond maturity.  All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. All of the mortgage-backed securities are US Government Agencies and are triple ‘A’ rated bonds.  The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2008, total deposits were $257.1 million compared with  $293.5 million as of December 31, 2007. This $36.4 million decrease was the result of the following: an increase of $2.1 million in non-interest bearing demand deposits, a $1.6 million decrease in NOW accounts, a $2.7 million increase in money market accounts, a $5.1 million decrease in savings accounts and a $34.6 million decrease in certificates of deposits.

Total short-term borrowings increased $18.0 million in 2008, ending the year at $31.2 million compared to the 2007 balance of $13.2 million.  Long-term borrowings increased $10.0 million in 2008, from the $20.0 million balance in 2007.   These increases in borrowings were utilized to fund deposit declines. Management did not attempt to match the high certificate of deposit rates offered by competitors in 2008, which led to decreases in deposit balances.

Financial Condition (Continued)

Shareholders’ equity was $39.1 million on December 31, 2008 compared to $38.5 million on December 31, 2007, an increase of $600,000. The change in shareholders’ equity consists of net income of $4.0 million and an increase in other comprehensive income of $1.1 million being offset by dividends declared of $2.5 million and the purchase of treasury stock of  $1.6 million.  Book value per common share at year-end 2008 increased by 6.77% to $13.56 from $12.70 at year-end 2007.

Share Repurchase

During 2008 the Corporation repurchased 147,860 shares of common stock at an average price per share of $10.53 per share, and recorded these shares as treasury shares.  In June 2008, the Corporation acquired Ridge Properties, Inc.; with this purchase, 131,760 shares of the Corporations’ common stock were obtained and are accounted for as Treasury Stock. See Note 16.

Results of Operations

Net income increased $959,000, or 31.0%, to $4.0 million for the year ended December 31, 2008 from $3.1 million for the year ended December 31, 2007.

Net Interest Income

In 2008, interest income was $19.6 million compared to $19.0 million in 2007, representing a 2.9% increase in 2008. The increase in interest income for 2008 resulted from changes in the following components. Investment income increased by $1.3 million, offset by a $641,000 decrease in loan interest income and a $104,000 decrease in other interest income. The income on investment securities increased due to higher average balances and higher yields in 2008 compared to 2007.  Loan interest income decreased in 2008 due to lower average loan volumes and lower yields for 2008 compared with 2007.  The other interest decreased due to a decrease in average Federal Funds Sold balances along with lower yields on Federal Funds Sold in 2008 compared to 2007 averages.

For 2008, interest expense was $6.1 million compared to $7.3 million in 2007, representing a decrease of $1.2 million.  The $1.2 million decrease is mainly the result of lower cost of interest bearing liabilities.  Certificate of deposit costs decreased $1.8 million in 2008 and FHLB interest cost increased $900,000 in 2008.

 As a result of these factors, net interest income in 2008 was $13.5 million compared to $11.8 million in 2007.

Net Interest Income (Continued)

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2008 and 2007.
COMMERCIAL NATIONAL FINANCIAL CORPORATION

Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2008	2007
Average Balance	Interest Income/ Expense	Yield or Rate (a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)

Interest-earning assets
Loans net of unearned income (b) (c)	$219,000	$13,277	6.06%	$226,713	$13,946	6.15%
Taxable securities	104,698	6,349	6.06	84,304	5,050	5.99
Non-taxable securities	3,182	192	6.03	3,442	206	5.98
Interest-bearing deposits with banks	241	3	1.24	244	11	4.51
Federal funds sold	1,038	25	2.41	2,291	121	5.28
Total earning assets	328,159	19,846	6.05	316,994	19,334	6.10

Non-interest-earning assets
Cash	6,958			8,838
Allowance for loan losses	(1,836)			(1,856)
Other assets	22,738			20,630
Total non-interest-earning assets	27,860			27,612

Total assets	$356,019			$344,606

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$21,256	$33	0.16%	$21,459	$32	0.15%
Money Market accounts	22,500	235	1.04	22,777	251	1.10
Savings deposits	42,697	257	0.60	46,711	516	1.10
Time deposits	117,148	4,144	3.54	137,842	5,908	4.30
Short-term borrowings	24,480	460	1.87	6,171	313	5.10
Long-term borrowings	20,027	921	4.60	5,699	259	4.54
Total interest-bearing liabilities	248,108	6,050	2.44	240,659	7,279	3.03

Non-interest-bearing deposits	67,250			65,319
Other liabilities	2,628			1,484
Shareholders' equity	38,033			37,144
Total non-interest-bearing
Funding sources	107,911			103,947

Total liabilities and
shareholders' equity	$356,019			$344,606

Net interest income and net
Yield on interest earning assets		$13,796	4.20%		$12,055	3.80%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.

                 Net Interest Income (Continued)

The following table illustrates the impact and interaction of rate and volume changes for the years under review.  Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2008 Change from 2007
	Total	Change Due	Change Due
	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$(669)	$(474)	$(195)
Securities
Taxable	1,299	1,222	77
Non-taxable	(14)	(16)	2
Interest-bearing deposits with banks	(8)	-	(8)
Federal funds sold	(96)	(66)	(30)

Total interest income	512	666	(154)

Interest-bearing liabilities
Deposits	(2,037)	(738)	(1,299)
Short-term borrowings	145	929	(784)
Long-term borrowings	663	651	12
			1,22
Total interest expense	(1,229)	842	(2,071)

Net interest income	$1,741	$(176)	$1,917

Other Operating Income and Expense

Total other operating income remained constant at $3.1 million for 2008 and 2007.    Other operating income year to year changes were: service charges on deposit accounts decreased $31,000 and other service charges and fees increased $41,000, mainly due to an increase in debit card usage, leading to a $32,000 increase in debit card fees. In 2008, net securities losses were $76,000 compared to $0 in 2007. Trust income decreased $18,000 due to lower market values on the assets under management. Income from investment in life insurance increased $11,000 because of increases in cash surrender values. Other income is higher mainly due to a loss on sale of other assets in 2007 of $39,000 compared with a 2008 gain of $2,000.

Non-interest expense was $11.0 million for 2008 and $10.7 million in 2007.   Non-interest changes were: salaries and employee benefits increased $421,000 due to employee pay raises, a $100,000 increase in heathcare insurance and a $24,000 increase in retirement account funding costs. Net occupancy increased $28,000 mainly due a $12,000 increase in taxes and a $21,000 increase in outside janitor services. Furniture and equipment costs increased $29,000, mainly due to a $34,000 increase in equipment maintenance and a $35,000 increase in software amortization cost offset by a decrease of $41,000 in equipment depreciation costs.  Professional services decreased $26,000 and the PA Shares Tax was slightly lower by $12,000. Director’s fees decreased $18,000 due to a lower number of special meetings in 2008 compared to 2007. Other expenses decreased mainly due to a $198,000 decrease in advertising in 2008. The Corporation ramped up billboard and radio advertising in 2007 and returned to less expensive means of advertising in 2008.  This decrease in advertising was offset by various other increases and decreases resulting in an $84,000 decrease in other expenses.

Income tax expense was $1.6 million in 2008 and $1.1 million in 2007.  The company’s effective tax rate was 28.3% in 2008 and 25.9% in 2007.

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

As of December 31, 2008, the Corporation had available funding of approximately $130 million at the FHLB with an additional $19 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2008, the commitments stood at $33.1 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows provided from operating activities in 2008 increased by $500,000 to $3.5 million, from $3.0 million in 2007.  The majority of this increase is attributed to the increase in net income in 2008 which was offset by cash used to decrease other liabilities.

Cash flows provided by investing activities totaled $6.2 million in 2008, compared to cash used by investing activities in 2007 of $28.3 million.  The majority of cash provided by investing activities in 2008 was the result of the $11.0 million decrease in loan balances, which was partially offset by cash used to purchase securities.

Cash used by financing activities totaled $12.4 million in 2008, compared to $25.1 million provided in 2007.  Cash used to fund deposit declines was $36.6 million; $2.5 million to pay dividends and $1.6 million to purchase treasury stock. These uses were partially offset by the cash provided by an $18.0 million increase in short-term funding and $10.0 million in long-term borrowings.

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2008 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$8,950	27%
Over 3 through 6 months	6,306	19
Over 6 months through 12 months	12,544	37
Over 12 months	5,622	17

Total	$33,422	100%

 For additional information on deposits see Note 8 of Consolidated Financial Statements.

Interest Sensitivity and Market Risk (Continued)

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and excluding unearned income at December 31, 2008 (in thousands)

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$4,597	$9,839	$1,048	$15,484
Real estate-construction	1,062	13	1,012	2,087
Other	1,229	1,702	6,565	9,496

Totals	$6,888	$11,554	$8,625	$27,067

Loans at fixed interest rates		$7,782	$8,625
Loans at variable interest rates		3,772	-

		$11,554	$8,625

The following table presents a five-year summary of loan classifications at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2008	2007	2006	2005	2004

Commercial	$15,484	$21,299	$18,188	$18,275	$15,933
Real estate – commercial	61,408	62,779	65,786	60,794	55,555
Real estate - construction	2,087	2,002	1,256	910	258
Real estate – other	124,992	127,781	128,364	115,294	107,819
Consumer - installment	2,350	3,265	3,704	2,929	886
Municipal	8,373	8,955	11,226	7,596	10,002
Other	1,056	733	805	1,019	1,579

Total loans	215,750	226,814	229,329	206,817	192,032

Net unamortized
costs/(fees)	183	191	199	222	223

Total loans, net of
costs/(fees)	$215,933	$227,005	$229,528	$207,039	$192,255

Interest Sensitivity and Market Risk (Continued)

The following table presents the maturity distribution of securities at December 31, 2008.

	Maturity Distribution of Securities at December 31, 2008
	(in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	Yield

Within 1 year	$ -	$ -	$ -	-%
After 1 but within 5 years	-	1,700	1,700	5.24%
After 5 but within 10 years	-	1,000	1,000	7.88%
After 10 years	108,298	-	108,298	6.37%

	$108,298	$ 2,700	$110,998	6.40%

Included in U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $108.3 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

(1) Includes mortgage-backed securities (see above)
(2) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

	Fair Values of Securities at December 31,
	(in thousands)

	2008	2007	2006

U.S Govt. Agencies	$112,028	$104,625	$73,644

Obligations of State & Political Subdivisions	2,743	5,335	5,352

	$114,771	$109,960	$78,996

Interest Sensitivity and Market Risk (Continued)

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

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2008.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days		31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Totals
Interest-earning assets:
Securities		$5,005	$15,768	$23,345	$25,241	$36,330	$5,309	$110,998
Loans		18,033	11,859	16,830	32,302	129,210	7,729	215,933
Total interest-sensitive
Assets		23,008	27,627	40,175	57,543	165,540	13,038	326,931

Interest-bearing liabilities:
Certificates of deposit		10,205	15,156	21,297	30,077	29,242	28	106,005
Other interest-bearing deposits		34,201	239	358	716	34,199	14,302	84,015
Short term borrowings		31,175	-	-	-	-	-	31,175
Long term borrowings		-	-	-	20,000	10,000	-	30,000
Total interest-sensitive
Liabilities		75,581	15,395	21,655	50,793	73,441	14,330	251,195

Interest sensitivity gap		$(52,573)	$12,232	$18,520	$6,750	$92,099	$(1,292)	$75,736

Cumulative gap	$	(52,573)	$(40,341)	$(21,821)	$(15,071)	$77,028	$75,736

Ratio of cumulative gap to
Interest sensitive assets		(16.08%)	(12.34%)	(6.67%)	(4.61%)	23.56%	23.17%

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

Interest Sensitivity and Market Risk (Continued)

The Corporation has established the following guidelines as acceptable ranges for interest rate risk:

During a +/- 200 basis point parallel shift in interest rates, net interest income may not change by more than 20% for a twelve month period.

During a +/- 200 basis point change in interest rates, balance sheet impact on economic value of capital may not change by more than 30% for a twelve month period.

The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve-month period commencing January 1, 2009.

	% Change in projected	% Change in projected
Change in interest	Baseline	Economic
rates	net interest income	value of capital

+200 basis points	4.4%	(1.1%)
+100 basis points	3.7%	3.7%

-100 basis points	1.5%	(3.3%)
-200 basis points	0.6%	(3.3%)

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

The amount of the provision (credit) for loan losses was $15,000 in 2008 and $90,000 in 2007.  For each of the same years, the net charge-offs (recoveries) against the allowance for loan losses was $64,000 and $27,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses, which may be realized in the future, or that additional provisions for losses on loans will not be required.

Allowance for Loan Losses and Credit Review(Continued)

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2008	2007	2006	2005	2004

Loans outstanding at end of the year,
net of unearned income	$215,933	$227,005	$229,528	$207,039	$192,255

Average loans outstanding	$219,000	$226,713	$218,944	$199,505	$187,918

Allowance for loan losses:
Balance, beginning of year	$1,869	$1,806	$1,636	$1,855	$2,462

Loans charged off:
Commercial	39	48	47	105	251
Consumer	5	18	13	30	41
Real estate	31	0	0	20	69
Total loans charged off	75	66	60	155	361

Recoveries:
Commercial	10	29	11	296	136
Consumer	2	10	9	5	10
Real estate	0	0	0	0	44
Total recoveries	12	39	20	301	190

Net loans charged off/(recovered)	63	27	40	(146)	171
Provision charged/(credited) to expense	15	90	210	(365)	(436)

Balance, end of year	$1,821	$1,869	$1,806	$1,636	$1,855

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	0.03%	0.01%	0.02%	(0.07)%	0.09%

Allowance for loan losses
as a percentage of average loans
outstanding	0.83%	0.82%	0.83%	0.82%	0.99%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2008 is adequate.

Allowance for Loan Losses and Credit Review (Continued)

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2008		2007		2006		2005		2004
(Dollars in thousands)
		Percent		Percent		Percent		Percent		Percent
	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan
		Type		Type		Type		Type		Type
Commercial	$1,628	46%	$1,731	47%	$1,668	47%	$1,540	47%	$1,771	42%
Residential	145	53	104	52	97	52	63	52	58	56
Consumer	48	1	34	1	41	1	33	1	26	2

Total	$1,821	100%	$1,869	100%	$1,806	100%	$1,636	100%	$1,855	100%

The following table details for each of the most recent five years, the year end loan amounts which were accounted for on a non-accrual basis, past due 90 days or more or renegotiated:

Dec. 31, 2008
Loans on non-accrual basis	$ 29
Loans past due 90 days or more	-
Renegotiated loans	3,566
Total	$ 3,595

Dec. 31, 2007
Loans on non-accrual basis	$ 156
Loans past due 90 days or more	-
Renegotiated loans	350
Total	$ 506

Dec. 31, 2006
Loans on non-accrual basis	$ 561
Loans past due 90 days or more	-
Renegotiated loans	2,823
Total	$ 3,384

Dec. 31, 2005
Loans on non-accrual basis	$ 1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$ 4,170

Dec. 31, 2004
Loans on non-accrual basis	$ 1,667
Loans past due 90 days or more	12
Renegotiated loans	3,083
Total	$ 4,762

Loans that were past due 90 days or more, or were on non-accrual represented 0.01% of total loans on December 31, 2008, which was down from 0.07% on December 31, 2007 and 0.24% on December 31, 2006. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2008, $14,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loans increased due to the classification of a $2.8 million loan and a $715,000 loan relationship. Both renegotiated loan relationships are involved in the retail segment.  The $2.8 million relationship lost a sizable anchor tenant, resulting in a need for restructured terms of repayment.  Since year-end, the borrower has been able to negotiate a favorable lease with a replacement tenant.  At present, the Corporation has no knowledge of other

Allowance for Loan Losses and Credit Review (Continued)

outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2008 the Corporation had $614,000 in foreclosed real estate compared to $554,000 at the end of 2007.

In 2008, the gross amount of interest that would have been recorded on non-accrual loans would have been $3,000. The actual interest reflected in income on these loans was $2,000.

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

As of December 31, 2008, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted asset ratios of 16.8% and 17.6%, respectively. In 2008 the leverage ratio was 10.0%. At December 31, 2007, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted assets ratios of 16.8% and 17.6%, respectively. The leverage ratio was 9.9%.

The table below presents Commercial Bank & Trust of PA’s capital position at December 31, 2008.
(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$36,185	16.8%
Tier I Capital Requirement	8,643	4.0

Total Equity Capital	$38,006	17.6%
Risk-Based Requirement	17,286	8.0

Leverage Capital	$36,185	10.0%
Leverage Requirement	14,441	4.0

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

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

Ferris Baker Watts Inc	Knight Equity Capital Markets
100 Light Street	525 Washington Boulevard
Baltimore, MD 21202	Jersey City, NJ 07310
800-638-7411	800-544-7508

Citadel Derivates Group	Stifel Nicolaus and Company, Inc.
1315 Dearborn Street, 32nd Floor	18 Columbia Turnpike
Chicago, IL 60603	Florham Park, NJ 07932
312-395-2010	973-549-4200

UBS	Boenning & Scattergood
677 Washington Boulevard	4 Tower Bridge, Suite 300
Stamford, CT 06901	200 Bar Harbor Drive
203-719-7400	West Conshohocken, PA 19428
610-862-5360

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone (800) 368-5948
Email: info@rtco.com
Internet Address:www.rtco.com

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2008 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn:  Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Commercial National Financial Corporation
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and subsidiaries (the “Corporation”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008.  The Corporation’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Pittsburgh, Pennsylvania
March 16, 2009

Consolidated Statements of Financial Condition

December 31,
2008	2007
(Dollars in Thousands, Except per Share Data)
Assets

Cash and due from banks	$7,111	$9,836
Interest bearing deposits with banks	21	93

Cash and Cash Equivalents	7,132	9,929
Securities available for sale	114,771	109,960
Restricted investments in bank stock	3,967	2,375
Loans receivable, net of allowance for loan losses of $1,821 in 2008 and $1,869 in 2007	214,112	225,136
Premises and equipment, net	3,549	3,728
Accrued interest receivable	1,117	1,174
Investment in life insurance	14,555	14,001
Other assets	1,296	1,339

Total Assets	$360,499	$367,642

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$ 67,067	$ 64,914
Interest bearing	190,020	228,605

Total Deposits	257,087	293,519
Short-term borrowings	31,175	13,175
Long-term borrowings	30,000	20,000
Other liabilities	3,169	2,487

Total Liabilities	321,431	329,181

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 2,880,953 and 3,028,813 shares in 2008 and 2007	7,200	7,200
Retained earnings	41,616	40,505
Accumulated other comprehensive income	2,490	1,437
Treasury stock, at cost, 719,047 and 571,187 shares in 2008 and 2007	(12,238)	(10,681)

Total Shareholders’ Equity	39,068	38,461

Total Liabilities and Shareholders’ Equity	$360,499	$367,642

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,
(In Thousands, Except share amounts 2008	2007
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$13,083	$13,724
Interest and dividends on securities:
Taxable	6,349	5,050
Exempt from federal income taxes	127	136
Other	28	132

Total Interest Income	19,587	19,042

Interest Expense
Deposits	4,669	6,707
Short-term borrowings	460	313
Long-term borrowings	921	259

Total Interest Expense	6,050	7,279

Net Interest Income	13,537	11,763

Provision for Loan Losses	15	90

Net Interest Income after Provision for Loan Losses	13,522	11,673

Other Operating Income
Service charges on deposit accounts	631	662
Other service charges and fees	738	697
Net security gains (losses)	(76)	-
Trust department income	1,011	1,029
Income from investment in life insurance	601	590
Other income	190	149

Total Other Operating Income	3,095	3,127

Other Operating Expenses
Salaries and employee benefits	5,745	5,324
Net occupancy	741	713
Furniture and equipment	551	522
Professional fees	427	453
Pennsylvania shares tax	530	542
ATM expenses	335	330
Director fees	445	463
Other expenses	2,232	2,316

Total Other Operating Expenses	11,006	10,663

Income before Income Taxes	5,611	4,137

Income Tax Expense	1,587	1,072

Net Income	$4,024	$3,065

Earnings per Share, Basic	$1.36	$1.01

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2008 and 2007

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2006	$7,200		$39,869	$566	$ (10,406)	$37,229
Comprehensive income:
Net income	-		3,065	-	-	3,065
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-		-	871	-	871

Total Comprehensive Income	-		-	-	-	3,065

Cash dividends declared, $0.80 per share	-		(2,429)	-	-	(2,429)
Purchases of treasury stock (368,613 shares)	-		-	-	(275)	(275)

Balance - December 31, 2007	7,200		40,505	1,437	(10,681)	38,461
Comprehensive income:
Net income	-		4,024	-	-	4,024
Change in unrealized net gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-		-	1,053	-	1,053

Total Comprehensive Income						5,077

Cumulative effect accounting adjustment
on benefit plan reserve (See note 1)	-	-	(431)	-	-	(431)
Cash dividends declared, $0.84 per share	-		(2,482)	-	-	(2,482)
Purchases of treasury stock (147,860 shares)	-		-	-	(1,557)	(1,557)

Balance - December 31, 2008	$7,200		$41,616	$2,490	$(12,238)	$39,068

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,
2008	2007
(In Thousands)

Cash Flows from Operating Activities
Net income	$ 4,024	$ 3,065
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	519	521
Provision for loan losses	15	90
Net accretion of securities and loan fees	(243)	(133)
Net security losses	76	-
(Gain) loss on sale of foreclosed real estate	(2)	39
Income from investment in life insurance	(601)	(590)
Deferred tax expense (benefit)	(17)	77
(Increase) decrease in accrued interest receivable and other assets	62	(93)
Decrease in accrued interest payable and other liabilities	(376)	(13)

Net Cash Provided by Operating Activities	3,457	2,963

Cash Flows from Investing Activities
Purchases of securities	(39,902)	(39,530)
Maturities, calls and principal repayments of securities	15,653	10,027
Proceeds from sales of securities	21,211	-
Net increase in restricted bank stock	(1,591)	(1,195)
Net decrease in loans	10,998	2,390
Proceeds from sale of foreclosed assets	90	312
Purchases of premises and equipment	(242)	(264)

Net Cash Provided by (Used in) Investing Activities	6,217	(28,260)

Cash Flows from Financing Activities
Net decrease in deposits	(36,432)	(401)
Net increase in short-term borrowings	18,000	8,175
Advances of long-term borrowings	10,000	20,000
Dividends paid	(2,482)	(2,429)
Purchases of treasury stock	(1,557)	(275)

Net Cash (Used in) Provided by Financing Activities	(12,471)	25,070

Net Decrease in Cash and Cash Equivalents	(2,797)	(227)

Cash and Cash Equivalents – Beginning	9,929	10,156

Cash and Cash Equivalents – Ending	$ 7,132	$ 9,929

Supplementary Cash Flows Information
Interest paid	$ 6,616	$ 7,228

Income taxes paid	$ 1,415	$ 1,113

Loans transferred to foreclosed real estate	$ 148	$ -

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA, and Ridge Properties, Inc.  All material intercompany transactions have been eliminated in consolidation.

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

As of December 31, 2008, the Corporation employed 110 people in full-time and part-time positions.  Approximately 52 employees are represented by the United Auto Workers, Local 1799.  In 2008, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2014.

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

Restricted Investments in Bank Stock

Federal law requires the Bank, a member institution of the Federal Home Loan Bank system, to hold stock of its district Federal Home Loan Bank according to a predetermined formula.  This restricted stock is carried at cost and as of December 31, 2008, consists of the common stock of FHLB of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Management evaluates the restricted stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.  Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB as of December 31, 2008.

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

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as either: doubtful, substandard or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

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

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2008 and 2007 was $614,000 and $554,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2008 was $341,000 net of accumulated amortization of $634,000 which is included in other assets.  Amortization expense of $98,000 was recorded for the years ended December 31, 2008 and 2007. Amortization expense is estimated to be $98,000 in the years ending December 31, 2009, 2010, 2011 and $46,000 in 2012.

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

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2008 and 2007 was $147,000 and $345,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.  Assets under management in the trust department totaled $165,170,000 and $176,594,000 at December 31, 2008 and 2007, respectively.

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 2,949,810 in 2008 and 3,038,761 in 2007. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method.  At the date of subsequent reissue, the treasury stock is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to retained earnings.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Segment Reporting

The Corporation acts as an independent community financial services provider and offers traditional banking and related financial services to individual, business and government customers.  The Corporation offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits, the making of commercial, consumer and mortgage loans and  providing other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Corporation.  As such, discrete information is not available and segment reporting would not be meaningful.

Statements of Cash Flows

For purposes of reporting cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheet captions, “Cash and due from banks” and “Interest-bearing deposits with banks.”

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

New Accounting Standards Adopted

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

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The Corporation adopted the provisions of FAS 159 but did not elect fair value option for any financial assets or financial liabilities as of January 1, 2008.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards Adopted (Continued)

The Corporation adopted FASB Statement No.157 “Fair Value Measurements” (SFAS 157) effective January 1, 2008 for financial assets and liabilities that are measured and reported at fair value.  There was no impact from the adoption of SFAS 157 on the amounts reported in the consolidated financial statements. SFAS 157 primary impact on the Corporation’s financial statements was to expand required disclosures pertaining to the methods used to determine fair values.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

  Level 2:  Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

   Level 3:  Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market      activity).

For assets measured at fair value on a recurring basis, the fair value measurement by level within the fair value hierarchy used at December 31, 2008 are as follows (in thousands).

                 (Level 1)                                        (Level 2)                                  (Level 3)
  Quoted Prices                                Significant Other                              Significant
                                                In active Markets                                Observable                                Unobservable
For Identical Assets                    Inputs                                     Inputs

      Securities available for sale                                                          -                   $     114,771                                        -

The following valuation techniques were used to measure fair value for available for sale securities as of December 31, 2008.

Securities Available for Sale: The Corporation utilizes a third party in determining the fair values for securities held as available for sale.  For the Corporation’s agency mortgage backed securities, the third party utilizes market data, pricing models that vary based on asset class and include available trade, bid and other market information. Methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions.  The third party uses their own proprietary valuation Matrices in determining fair values for municipal bonds.  These Matrices utilize comprehensive municipal bond interest rate tables daily to determine market price, movement and yield relationships.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards Adopted (Continued)

We may be required to measure certain other financial assets at fair value on a nonrecurring basis.  These adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.  The Level 3 disclosures shown below represent the carrying value of loans for which adjustments are primarily based on the appraised value of collateral or the present value of expected future cash flows, which often results in significant management assumptions and input with respect to the determination of fair value.  There were no realized or unrealized gains or losses relating to Level 3 financial assets and liabilities measured on a nonrecurring basis for the year ended December 31, 2008.

For assets measured at fair value on a nonrecurring basis, the fair value measurement by level within the fair value hierarchy used at December 31, 2008 are as follows  (in thousands).

                 (Level 1)                                               (Level 2)                                              (Level 3)
  Quoted Prices                                Significant Other                                  Significant
                                                In active Markets                                    Observable                                    Unobservable
For Identical Assets                                Inputs                                              Inputs

Impaired Loans                        -                                                   -                                         $3,576

Impaired loans, which are measured using the fair value of the collateral for collateral-dependent loans, had a carrying amount of $3,576,000 with a valuation allowance of $215,000 resulting in additional provision for loan losses of $15,000 for the year ended December 31, 2008.

The Corporation’s adoption of SFAS 157 applies only to its financial instruments required to be reported at fair value.  The adoption did not apply to those non-financial assets and non-financial liabilities for which the adoption was delayed until January 1, 2009 in accordance with FSP- FAS 157-2.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active”  (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to our December 31, 2008 financial statements.  The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition as of and for the periods ended December 31, 2008.

New Accounting Standards

In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of the Useful Life of Intangible Assets.”  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP.  This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The Corporation is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”  The Corporation is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Corporation may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Corporation is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In November 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Corporation is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment of Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Corporation is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits.  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2008 and 2007 was approximately $242,000 and $5,029,000, respectively.

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2008:

Obligations of states and political Subdivisions	$ 2,700	$ 43	$ -	$ 2,743
Mortgage-backed securities	108,298	3,730	-	112,028

$110,998	$3,773	$ -	$114,771

December 31, 2007:
Obligations of states and political Subdivisions	$ 5,319	$ 62	$(46)	$ 5,335
Mortgage-backed securities	102,464	2,161	-	104,625

$107,783	$2,223	$(46)	$109,960

The amortized cost and fair value of securities at December 31, 2008 by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ -	$ -
Due after one year through five years	1,700	1,734
Due after five years through ten years	1,000	1,009
Due after ten years	108,298	112,028

$110,998	$114,771

Securities with amortized cost and fair values of $21,849,000 and $22,543,000, respectively, at December 31, 2008 and $26,629,000 and $27,195,000 respectively, at December 31, 2007 were pledged to secure public deposits and for other purposes required or permitted by law.

Notes to Consolidated Financial Statements

Note 3 - Securities (Continued)

Gross gains of $34,000 and gross losses of $109,000 were realized on sales and calls of securities during 2008.  There were no gross gains or losses realized on sales and calls of securities during 2007.

At December 31, 2008, no securities held by the Corporation were in unrealized loss position.

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

(In Thousands)
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

Note 4 - Loans

Loans are summarized as follows:

December 31,
2008	2007
(In Thousands)

Commercial loans	$ 15,484	$ 21,299
Real estate loans:
Commercial	61,408	62,779
Construction	2,087	2,002
Residential	124,992	127,781
Municipal loans	8,373	8,955
Consumer and other loans	3,406	3,998
Net unamortized costs	183	191

$215,933	$227,005

Notes to Consolidated Financial Statements

Note 5 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2008	2007
(In Thousands)

Balance, January 1	$1,869	$1,806
Charge offs	(75)	(66)
Recoveries	12	39
Provision for loan losses	15	90

Balance at December 31	$1,821	$1,869

At December 31, 2008 and 2007, the total recorded investment in loans considered to be impaired was $4,066,000 and $1,096,000, respectively.  The average recorded investment in impaired loans during 2008 and 2007 was $1,347,000 and $4,735,000, respectively. Impaired loans with balances of $3,576,000 and $612,000 at December 31, 2008 and 2007 had related allowance for loan loss of $215,000 and $261,000, respectively. Interest income on impaired loans of $24,000 and $166,000 was recognized in 2008 and 2007, respectively.

Loans on which the accrual of interest has been discontinued amounted to $29,000 and $156,000 at December 31, 2008 and 2007, respectively. There were no loan balances past due 90 days or more and still accruing interest at December 31, 2008 and 2007.

Note 6 - Financial Instruments with Off-Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit, financial standby letters of credit and commitments to purchase securities.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The contract or notional amount of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.  The Corporation does not issue any other instruments with significant off-balance-sheet risk.

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

	December 31,
	2008	2007
	(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$29,952	$32,158
Standby letters of credit	598	589
Financial standby letters of credit	2,562	2,562
Commitments to purchase securities:
Commitments to purchase GNMA Agency mortgage backed securities	20,000	-

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2008 was $3,160,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $2,657,000.  The amount of the liability as of December 31, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

The Corporation has entered an agreement to purchase mortgage-backed securities with a settlement in January 2009. The original face for this agreement is $20 million.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2008 and 2007 is as follows:

2008	2007
(In Thousands)

Land	$ 437	$ 437
Premises	5,789	5,789
Leasehold improvements	229	229
Furniture and equipment	5,776	5,655

	12,231	12,110
Accumulated depreciation and amortization	(8,682)	(8,382)

$ 3,549	$ 3,728

Depreciation and amortization expense was $421,000 and $423,000 for the years ended December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

Note 8 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $33,422,000 and $43,434,000 at December 31, 2008 and 2007 respectively.

Interest bearing deposits at December 31, 2008 and 2007 are detailed as follows:

2008	2007
(In Thousands)

Savings accounts	$ 40,201	$ 45,229
NOW accounts	20,132	21,718
Money market accounts	23,682	21,023
Time deposits	106,005	40,635

$190,020	$228,605

Time deposits at December 31, 2008 had the following scheduled maturities (in thousands):

2009	$ 76,887
2010	8,476
2011	13,407
2012	2,933
2013	4,302

$106,005

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2008 consisted of federal funds purchased of $1,175,000 and $30,000,000 of FHLB borrowings. The December 31, 2007 borrowings consisted of $3,175,000 of federal funds purchased and $10,000,000 of FHLB borrowings.

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2008	2007
(Dollars in Thousands)

Average balance during the year	$24,480	$ 6,171
Average interest rate during the year	1.87%	5.07%
Maximum month-end balance	$40,000	$15,000
Weighted average interest rate at end of the year	0.59%	4.32%

At December 31, 2008, the Corporation had approved but unused funding availability from lines of credit of $19,000,000.

Notes to Consolidated Financial Statements

Note 10 - Long-Term Borrowings

Long-term borrowings outstanding at December 31, 2008 and 2007 were $30,000,000 and $20,000,000 respectively.  The $30,000,000 outstanding as of December 31, 2008, represents two advances, one for $20,000,000 with an interest rate of 4.53% and a maturity date of September 21, 2009 and another for $10,000,000 with an interest rate of 2.34% and a maturity date of January 3, 2012.  Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh, qualifying residential mortgage loans and mortgage-backed securities. The maximum remaining borrowing capacity from the FHLB at December 31, 2008 is approximately $130,000,000.

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  For the years ended December 31, 2008 and 2007, the amount was 5% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $250,000 and $228,000, for the years ended December 31, 2008 and 2007, respectively.

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

The components of other comprehensive income and related tax effects for the years ended December 31, 2008 and 2007 are as follows:

2008	2007
(In Thousands)

Unrealized gains on securities available for sale	$1,671	$1,320
Less reclassification adjustment for loss realized in income	(76)	-

Net Unrealized Gains	1,595	1,320

Tax effect	542	449

Net of Tax Amount	$1,053	$ 871

Notes to Consolidated Financial Statements

Note 13 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2016.  Lease expense amounted to $105,000 and $101,000 in 2008 and 2007, respectively. Operating lease obligations at December 31, 2008 are as follows (in thousands):

2009	$105
2010	96
2011	83
2012	33
2013	29
Thereafter	78

Note 14 - Income Taxes

The components of the net deferred tax liability at December 31, 2008 and 2007 are as follows:

2008	2007
(In Thousands)

Allowance for loan losses	$ 340	$ 335
Accrued benefits	50	58
Intangible assets	22	64
Other	11	7

Total Deferred Tax Assets	423	464

Deferred loan fees	68	71
Securities accretion	28	34
Unrealized net gain on securities available for sale	1,283	740
Depreciation	282	331

Total Deferred Tax Liabilities	1,661	1,176

Net Deferred Tax Liability	$(1,238)	$(712)

The income tax provision for the years ended December 31, 2008 and 2007 is summarized as follows:

2008	2007
(In Thousands)

Current	$1,604	$ 995
Deferred	(17)	77

	$1,587	$1,072

Notes to Consolidated Financial Statements

Note 14 - Income Taxes (Continued)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2008 and 2007 are as follows:

2008	2007
(In Thousands)

Tax at statutory rates	$1,908	34.0%	$1,407	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(171)	(3.0%)	(192)	(4.6%)
Non-deductible interest expense	16	0.3%	22	0.5%
Increase in investment in life insurance	(172)	(3.1%)	(170)	(4.1%)
Other	6	0.1%	5	0.1%
	$1,587	28.3%	$1,072	25.9%

On January 1, 2007, the Company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109.”  The Company had no unrecognized tax positions at December 31, 2008 and 2007. Consequently, the adoption of FIN 48 had no material effect on the operating results or financial position of the Company.

The Company recognizes accrued interest and penalties assessed as a result of an Internal Revenue Services (IRS) examination through income tax expense.  During 2007, the IRS completed an examination of the Company’s federal income tax return for December 31, 2002, 2004 and 2005.  As a result of the exam, the Company paid $48,000.

Note 15 - Fair Value of Financial Instruments

Below are various estimated fair values at December 31, 2008 and 2007, as required by Statement of Financial Accounting Standards No. 107 (FAS 107).  Such information, which pertains to the Corporation’s financial instruments, is based on the requirements set forth in FAS 107 and does not purport to represent the aggregate net fair value of the Corporation.  It is the Corporation’s general practice and intent to hold its financial instruments to maturity, except for certain securities designated as securities available for sale, and not to engage in trading activities.  Many of the financial instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction.  Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

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

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

Securities

Securities Available for Sale: The Corporation utilizes a third party in determining the fair values for securities held as available for sale.  For the Corporation’s agency mortgage backed securities, the third party utilizes market data, pricing models that vary based on asset class and include available trade, bid and other market information. Methodology includes broker quotes, proprietary modes, vast descriptive terms and conditions.  The third party uses their own proprietary valuation Matrices in determining fair values for municipal bonds.  These Matrices utilize comprehensive municipal bond interest rate tables daily to determine market price, movement and yield relationships.

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

Long-Term Borrowings

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

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	$ 7,132	$ 7,132	$ 9,929	$ 9,929
Securities available for sale	114,771	114,771	109,960	109,960
Restricted investments in bank stock	3,967	3,967	2,375	2,375
Net loans receivable	214,112	222,442	225,136	220,083
Accrued interest receivable	1,117	1,117	1,174	1,174
Financial liabilities:
Deposits	$257,087	$258,190	$293,519	$293,444
Short-term borrowings	31,175	31,175	13,175	13,175
Long-term borrowings	30,000	30,585	20,000	20,022
Accrued interest payable	725	725	1,291	1,291

Off-balance sheet financial instruments	-	-	-	-

Note 16 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount outstanding to these directors and principal officers was approximately $466,000 and $661,000 at December 31, 2008 and 2007, respectively.  During 2008, advances totaled $18,000 and repayments and transfers were $213,000. The transfers relate to extensions of credit to previously identified related parties, but due to events that occurred in 2008, are no longer considered related party transactions.

The Corporation purchased all of the stock of Ridge Properties, Inc. on June 6, 2008. The only assets of Ridge Properties, Inc. consist of 131,760 shares of Commercial National Financial Corporation common stock and sufficient cash to pay the estimated tax liabilities of Ridge Properties, Inc. for the period from July 1, 2007, through the closing date of the stock purchase.  The purchase price for Ridge Properties, Inc. was $1,317,600.  For financial reporting and federal tax purposes, Ridge Properties, Inc. will be treated as a part of Commercial National’s consolidated group, and for financial reporting purposes the shares of Commercial National owned by Ridge Properties, Inc. will be treated as treasury shares. The repurchase that occurred with the acquisition of Ridge Properties, Inc. is not part of the Corporation’s approved stock buyback program.  For additional information on this transaction, see Form 8-K filed on May 5, 2008.

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2008 and 2007 for Commercial Bank & Trust of PA:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2008
Total capital (to risk-weighted assets)	$38,006	17.6%	$≥17,286	≥8.0%	$≥21,605	≥10.0%
Tier 1 capital (to risk-weighted assets)	36,185	16.8	≥ 8,643	≥4.0	≥12,964	≥ 6.0
Tier 1 capital (to average assets)	36,185	10.0	≥14,441	≥4.0	≥18,051	≥ 5.0

As of December 31, 2007
Total capital (to risk-weighted assets)	$38,425	17.6%	$≥17,414	≥8.0%	$≥21,767	≥10.0%
Tier 1 capital (to risk-weighted assets)	36,556	16.8	≥ 8,707	≥4.0	≥13,060	≥ 6.0
Tier 1 capital (to average assets)	36,556	9.9	≥14,688	≥4.0	≥18,360	≥ 5.0

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2008	2007
(In Thousands)

Assets
Cash	$ 57	$ -
Investment in bank subsidiary	39,016	38,432
Investment in other subsidiaries	-	32
Other assets	15	27

Total Assets	$39,088	$38,491

Liabilities and Shareholders’ Equity
Liabilities	$ 20	$ 30
Shareholders’ equity	39,068	38,461

Total Liabilities and Shareholders’ Equity	$39,088	$38,491

Statements of Income

Years Ended December 31,
2008	2007
(In Thousands)

Dividends from bank subsidiary	$4,098	$2,704
Fees from bank subsidiary	457	494
Other Income	3	-
Expenses	(513)	(494)

	4,045	2,704
Income (benefit) taxes	(17)	-

	4,062	2,704
Equity in (excess of) undistributed earnings of subsidiaries	(38)	361

Net Income	$4,024	$3,065

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2008	2007
(In Thousands)

Cash Flows from Operating Activities
Net income	$ 4,024	$ 3,065
Adjustments to reconcile net income to net cash provided by operating activities:
(Equity in) excess of undistributedearnings of subsidiaries	38	(361)
(Increase) decrease in other assets	44	(6)
Increase (decrease) in liabilities	(10)	6

Net Cash Provided by Operating Activities	4,096	2,704

Cash Flows from Financing Activities
Dividends paid	(2,482)	(2,429)
Purchase of treasury stock	(1,557)	(275)

Net Cash Used in Financing Activities	(4,039)	(2,704)

Net Increase (Decrease) in Cash	57	-

Cash – Beginning	-	-

Cash – Ending	$ 57	$ -