Form 10-K, Exhibit 13
period 2009-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2010-03-29
CIK 866054

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2009 and 2008. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Ridge Properties, Inc.

The Corporation reported net income of $5.1 million or $1.79 per share for the year ended 2009 compared to $4.0 million or $1.36 per share for the year ended 2008. The Corporation’s return on average assets ratios for 2009 and 2008 were 1.39% and 1.13%, respectively. Return on average equity for two periods were 12.39% and 10.58%, respectively.    The corporations’ dividend payout ratios for 2009 and 2008 were 49.16% and 61.76%, respectively. The average equity to average asset ratios were 11.18% for 2009 and 10.68% for 2008.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated as earnings on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2009 and 2008, net interest income was $15.3 million and $13.5 million. The related tax-equivalent net interest margin for these two years was 4.68% and 4.20%, respectively. The 2009 increase in the margin is mostly due to the decrease in the cost of interest-bearing liabilities, which decreased significantly more than the decrease in yields on earning assets. The Corporation anticipates margins in 2010 will improve slightly, however, the Corporation anticipates it will be difficult to increase volume of outstanding loans in 2010 due to difficult economic conditions.  The Corporation anticipates the effective federal tax rate will decrease in 2010 compared to 2009 due to the purchase of municipal bonds during 2009. Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

Overview (Continued)

The business strategy for 2010 is to continue to pursue loan and deposit growth, acknowledging the difficult economic environment.  Management anticipates net interest income in 2010 will be similar to 2009 with potentially lower earning assets outstanding with slightly improved margins.  Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share.

The Board of Directors of the Federal Deposit Insurance Corporation (FDIC) voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The Board also took action to ensure the continued strength of the insurance fund by imposing a special assessment in 2009.  The Corporation paid a FDIC special assessment of $166,000 in 2009 along with the regular quarterly assessments. The Corporation paid a prepaid assessment of $1.2 million on December 30, 2009. The prepaid assessment is recorded in other assets and represents an estimate of quarterly FDIC assessments through December 31, 2012.

Financial Condition

Total assets of the Corporation were $376.0 million on December 31, 2009 compared to $360.5 million on December 31, 2008. This increase in assets is mainly due to an increase in investments and investment in life insurance offset by decreases in loan receivables and cash.  The increase in total liabilities is attributed to increases in deposits partially offset by decreases in borrowings.

The loan portfolio is comprised mostly of residential and commercial real estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term loans and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio decreased $10.7 million in 2009, with an end of year balance of $203.3 million compared with the 2008 end of year balance of $214.1 million. The majority of the year-to-year change is due to decreases in residential mortgage loans of $8.2 million and decreases in home equity installment loans of $4.8 million.  These decreases were offset partially by increases in commercial real estate loans of $1.1 million and increases in commercial loans of $1.9 million.

Total investment securities increased $24.1 million during 2009. The Corporation purchased $20.0 million of mortgage-backed securities and $40.0 million of municipal bonds in 2009.  These purchases were offset by the following; $38.2 million in principal pay-downs of mortgage-backed securities and a $1.0 million call on a municipal bond.  The Corporation’s investments increased in fair value by $3.2 million.  All of the Corporation’s securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. All of the mortgage-backed securities are US Government Agencies and are triple ‘A’ rated bonds.  The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2009, total deposits were $269.7 million compared with  $257.1 million as of December 31, 2008. This $12.6 million increase was the result of the following: an increase of $7.1 million in non-interest bearing demand deposits, a $1.0 million increase in NOW accounts, a $5.5 million increase in money market accounts, a $5.1 million increase in savings accounts and a $6.1 million decrease in certificates of deposits. The increase in the demand deposit, savings and money market accounts is a result of customers maintaining higher average balances in their accounts.

Total short-term borrowings increased $17.7 million in 2009, ending the year at $48.9 million compared to the 2008 balance of $31.2 million.  Long-term borrowings decreased  $20.0 million in 2009, from the $30.0 million balance in 2008. The decrease in long-term borrowings is due to the maturity of a $20.0 million long-term advance in September 2009, which was replaced with short-term borrowings.

Financial Condition (Continued)

Shareholders’ equity was $43.5 million on December 31, 2009, compared to $39.1 million on December 31, 2008, an increase of $4.4 million. The change in shareholders’ equity consists of net income of $5.1 million and an increase in other comprehensive income of $2.1 million being offset by dividends declared of $2.5 million and the purchase of treasury stock of  $307,000.  Book value per common share at year-end 2009 increased by 12.09% to $15.20 from $13.56 at year-end 2008.

Share Repurchase

During 2009 the Corporation repurchased 20,000 shares of common stock at an average price per share of $15.33 per share, and recorded these shares as treasury shares.

Results of Operations

Net income increased $1.1 million, or 27.5%, to $5.1 million for the year ended December 31, 2009 from $4.0 million for the year ended December 31, 2008.

Net Interest Income

In 2009, interest income was $19.5 million compared to $19.6 million in 2008, representing a 0.5% decrease in 2009. The slight decrease in interest income for 2009 resulted from changes in the following components. Investment income increased by $976,000, offset by a $1.0 million decrease in loan interest income and a $25,000 decrease in other interest income. The income on investment securities increased due to higher average balances in 2009, the averages increased by $22.1 million in 2009 compared to 2008.  Loan interest income decreased in 2009 due to lower average loan volumes and lower yields for 2009 compared with 2008. The average loans outstanding for 2009 was $207.9 million compared $219.0 million for 2008.   The other interest decreased due to a decrease in average Federal Funds Sold balances along with lower yields on Federal Funds Sold in 2009 compared to 2008 averages.

For 2009, interest expense was $4.2 million compared to $6.1 million in 2008, representing a decrease of $1.9 million.  The $1.9 million decrease is the result of lower cost of interest bearing liabilities.  Certificate of deposit costs decreased $1.6 million in 2009 and FHLB interest cost decreased  $282,000 in 2009.

 As a result of these factors, net interest income in 2009 was $15.3 million compared to $13.5 million in 2008.

Net Interest Income (Continued)

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2009 and 2008.
Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2009	2008
Average Balance	Interest Income/ Expense	Yield or Rate (a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)

Interest-earning assets
Loans net of unearned income (b) (c)	$207,972	$12,221	5.88%	$219,000	$13,277	6.06%
Taxable securities (d)	114,970	6,809	5.92	104,698	6,349	6.06
Non-taxable securities (d)	15,048	974	6.47	3,182	192	6.03
Interest-bearing deposits with banks	301	3	1.00	241	3	1.24
Federal funds sold	97	-	0.00	1,038	25	2.41
Total earning assets	338,388	20,007	5.91	328,159	19,846	6.05

Non-interest-earning assets
Cash	6,952			6,958
Allowance for loan losses	(1,812)			(1,836)
Other assets	26,718			22,738
Total non-interest-earning assets	31,858			27,860

Total assets	$370,246			$356,019

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$ 21,067	$ 35	0.17%	$ 21,256	$ 33	0.16%
Money Market accounts	27,988	242	0.86	22,500	235	1.04
Savings deposits	43,099	246	0.57	42,697	257	0.60
Time deposits	101,298	2,560	2.53	117,148	4,144	3.54
Short-term borrowings	36,401	200	0.55	24,480	460	1.87
Long-term borrowings	24,411	899	3.68	20,027	921	4.60
Total interest-bearing liabilities	254,264	4,182	1.64	248,108	6,050	2.44

Non-interest-bearing deposits	70,873			67,250
Other liabilities	3,724			2,628
Shareholders' equity	41,385			38,033	55
Total non-interest-bearing
Funding sources	115,982			107,911

Total liabilities and
shareholders' equity	$370,246			$356,019

Net interest income and net
Yield on interest earning assets		$15,825	4.68%		$13,796 $12,055	4.20%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.
(d)	The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

                 Net Interest Income (Continued)

The following table illustrates the impact and interaction of rate and volume changes for the years under review.  Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

following table illustrates the impact a

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2009 Change from 2008
	Total	Change Due	Change Due
	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$ (1,056)	$ (669)	$ (387)
Securities
Taxable	460	623	(163)
Non-taxable	782	716	66
Interest-bearing deposits with banks	-	1	(1)
Federal funds sold	(25)	(23)	(2)

Total interest income	161	648	(487)

Interest-bearing liabilities
Deposits	(1,586)	(233)	(1,353)
Short-term borrowings	(260)	224	(484)
Long-term borrowings	(22)	202	(224)
			1,22
Total interest expense	(1,868)	193	(2,061)

Net interest income	$ 2,029	$ 455	$ 1,574

Other Operating Income and Expense

Total other operating income remained constant at $3.1 million for 2009 and 2008.  Other operating income year-to-year changes were: service charges on deposit accounts decreased $48,000 and other service charges and fees increased $15,000. In 2009, net securities losses were $0 compared to $76,000 in 2008. Trust income decreased $86,000 due to lower market values on the assets under management and lower fees earned on cash equivalent funds due to the very low interest rate environment.  Income from investment in life insurance decreased  $15,000 because of decreases in earnings on the cash surrender values. Other income is higher mainly due to $21,000 in income recognized from proceeds of a life insurance policy, due to the passing of a former employee of the Corporation.

Non-interest expense was $11.3 million for 2009 and $11.0 million in 2008.   Non-interest changes were: salaries and employee benefits decreased $21,000.  This decrease is the result mainly of the following changes; salary expenses decreased $53,000, heath care insurance increased $16,000, payroll taxes decreased $18,000 and other compensation increased by $31,000 due to bonuses payable to union employees employed as of December 31, 2009.  Net occupancy increased $78,000 mainly due to a $53,000 increase in repair and maintenance costs and a $12,000 increase in utilities expenses. Professional fees decreased by $42,000 and Pennsylvania shares tax decreased by $23,000. FDIC insurance cost increased by $414,000 compared with 2008.  FDIC insurance expense was higher due to a special assessment of $166,000 paid in 2009, along with higher quarterly assessment rates in 2009 compared to 2008. ATM expenses increased by $32,000 due to higher usage and one additional ATM placed in service in 2009. Director fees increased by $31,000 due to an increase in board fees paid in 2009 compared to 2008. Other expenses decreased by $104,000 due to a variety of small increases and decreases in other expenses.

Income tax expense was $1.9 million in 2009 and $1.6 million in 2008.  The company’s effective tax rate was 27.09% in 2009 and 28.28% in 2008.

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

As of December 31, 2009, the Corporation had available funding of approximately $65.4 million at the FHLB with an additional $20.0 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2009, the commitments stood at $33.1 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows provided from operating activities in 2009 decreased by $448,000 to $3.0 million, from $3.45 million in 2008.  The majority of this decrease is attributed to the increase in net income in 2009 that was offset by cash used to prepay the FDIC assessment.

Cash flows used in investing activities totaled $10.9 million in 2009, compared to cash provided by investing activities in 2008 of $6.2 million.  The majority of cash used in investing activities in 2009 was the result of the $20.0 million increase in investments, which was partially offset by cash provided from the decrease in loan balances.

Cash provided by financing activities totaled $7.5 million in 2009, compared to $12.4 million used in financing activities in 2008. Cash provided by the $12.6 million growth in deposits and the $17.6 million increase in short-term borrowings was used to pay off $20.0 million in long-term borrowings, pay $2.5 million in dividends and purchase treasury stock at a cost of $307,000.

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2009 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$ 14,235	39%
Over 3 through 6 months	4,757	13
Over 6 months through 12 months	4,330	12
Over 12 months	13,304	36

Total	$36,626	100%

 For additional information on deposits see Note 8 of Consolidated Financial Statements.

Interest Sensitivity and Market Risk (Continued)

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and excluding unearned income at December 31, 2009 (in thousands)

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$ 4,876	$ 10,914	$ 1,596	$ 17,386
Real estate-construction	730	-	345	1,075
Other	730	1,293	6,543	8,566

Totals	$ 6,336	$ 12,207	$ 8,484	$ 27,027

Loans at fixed interest rates		$ 8,229	$ 8,448
Loans at variable interest rates		3,978	-

		$ 12,207	$ 8,448

The following table presents a five-year summary of loan classifications at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2009	2008	2007	2006	2005

Commercial	$ 17,386	$ 15,484	$ 21,299	$ 18,188	$ 18,275
Real estate – commercial	61,359	61,408	62,779	65,786	60,794
Real estate - construction	1,075	2,087	2,002	1,256	910
Real estate – other	114,861	124,992	127,781	128,364	115,294
Consumer - installment	1,674	2,350	3,265	3,704	2,929
Municipal	7,826	8,373	8,955	11,226	7,596
Other	726	1,056	733	805	1,019

Total loans	204,907	215,750	226,814	229,329	206,817

Net unamortized
costs/(fees)	185	183	191	199	222

Total loans, net of
costs/(fees)	$205,092	$215,933	$227,005	$229,528	$207,039

Interest Sensitivity and Market Risk (Continued)

The following table presents the maturity distribution of securities at December 31, 2009.

	Maturity Distribution of Securities at December 31, 2009
	(in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	Yield

Within 1 year	$ -	$ 1,700	$ 1,700	5.26%
After 1 but within 5 years	-	-	-	0.00%
After 5 but within 10 years	-	-	-	0.00%
After 10 years	90,300	39,929	130,229	6.19%

	$ 90,300	$ 41,629	$ 131,929	6.18%

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

	Fair Values of Securities at December 31,
	(in thousands)

	2009	2008	2007

U.S. Govt. Agencies	$ 96,555	$112,028	$104,625

Obligations of State & Political Subdivisions	42,363	2,743	5,335

	$138,918	$114,771	$109,960

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

The following table lists the amounts and ratio of assets and liabilities subject to change as of December 31, 2009.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Totals
Interest-earning assets:
Securities	$ 4,280	$ 7,870	$8,136	$ 13,011	$ 39,257	$ 59,375	$ 131,929
Loans	14,746	10,771	15,498	29,649	124,668	9,760	205,092
Total interest-sensitive
Assets	19,026	18,641	23,634	42,660	163,925	69,135	337,021

Interest-bearing liabilities:
Certificates of deposit	12,676	15,224	15,570	15,825	40,235	338	99,868
Other interest-bearing deposits	40,468	249	373	746	38,324	15,443	95,603
Short term borrowings	48,850	-	-	-	-	-	48,850
Long term borrowings	-	-	-	-	10,000	-	10,000
Total interest-sensitive
Liabilities	101,994	15,473	15,943	16,571	88,559	15,781	254,321

Interest sensitivity gap	$(82,968)	$ 3,168	$ 7,691	$ 26,089	$75,366	$53,354	$ 82,700

Cumulative gap	$(82,968)	$(79,800)	$(72,109)	$(46,020)	$29,346	$82,700

Ratio of cumulative gap to
Interest sensitive assets	(24.62%)	(23.68%)	21.40%)	(14.65%)	8.716%	24.54%

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

The Corporation utilizes a computer simulation analysis that projects the impact of changing interest rates on earnings. Simulation modeling projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline resulting from changes in interest rate levels. The Corporation utilizes the results of this model in evaluating its interest rate risk. This model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities; (2) the expected rates at which various rate sensitive assets and liabilities will reprice; (3) the expected relative movements in different interest rate indexes that are used as the basis for pricing or repricing various assets and liabilities; (4) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts; and (5) other factors. Inclusion of these factors in the model is intended to estimate the Corporation’s changes in net interest income resulting from an immediate and sustained parallel shift in interest rates up 100, 200 and 300 basis points or 100, 200 and 300 basis points down. While the Corporation believes this model provides a useful projection of its interest rate risk, the model includes a number of assumptions and predictions that are subject to continual refinement. These assumptions and predictions include inputs to compute baseline net interest income, growth rates and a variety of other factors that are difficult to accurately predict.

Interest Sensitivity and Market Risk (Continued)

The December 31, 2009 computer simulations analysis projects the following changes in net interest income based on an immediate and sustained parallel shift in interest rates for a twelve month period compared to baseline, with baseline representing no change in interest rates.  The model projects net interest income will decrease 2.50% if rates rise 100 bps, will decrease 6.2% if rates rise 200 bps and projects a 10.2% decrease of net interest income if rates rise 300 bps.  If rates decrease 100 bps, the model projects a 0.1% decrease in net interest income, a 1.5% decrease if rates decrease 200 bps and if rates decrease 300 bps, the model projects net interest income will decrease 3.3%.

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

The amount of the provision (credit) for loan losses was $0 in 2009 and $15,000 in 2008.  For each of the same years, the net charge-offs (recoveries) against the allowance for loan losses was $99,000 and $63,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may be realized in the future, or that additional provisions for losses on loans will not be required.

Allowance for Loan Losses and Credit Review (Continued)

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2009	2008	2007	2006	2005

Loans outstanding at end of the year,
net of unearned income	$205,092	$215,933	$227,005	$229,528	$207,039

Average loans outstanding	$207,972	$219,000	$226,713	$218,944	$199,505

Allowance for loan losses:
Balance, beginning of year	$ 1,821	$ 1,869	$ 1,806	$ 1,636	$ 1,855

Loans charged off:
Commercial	9	39	48	47	105
Consumer	42	5	18	13	30
Real estate	49	31	0	0	20
Total loans charged off	100	75	66	60	155

Recoveries:
Commercial	0	10	29	11	296
Consumer	1	2	10	9	5
Real estate	0	0	0	0	0
Total recoveries	1	12	39	20	301

Net loans charged off/(recovered)	99	63	27	40	(146)
Provision charged/(credited) to expense	0	15	90	210	(365)

Balance, end of year	$ 1,722	$ 1,821	$ 1,869	$ 1,806	$ 1,636

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	0.05%	0.03%	0.01%	0.02%	(0.07)%

Allowance for loan losses
as a percentage of average loans
outstanding	0.83%	0.83%	0.82%	0.83%	0.82%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2009 is adequate.

Allowance for Loan Losses and Credit Review (Continued)

The following table summarizes the allocation of the allowance for loan losses for the past five years.

	2009		2008		2007		2006		2005
(Dollars in thousands)
		Percent		Percent		Percent		Percent		Percent
	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan	Amount	Of Loan
		Type		Type		Type		Type		Type
Commercial	$1,553	49%	$1,628	46%	$1,731	47%	$1,668	47%	$1,540	47%
Residential	134	50	145	53	104	52	97	52	63	52
Consumer	35	1	48	1	34	1	41	1	33	1

Total	$1,722	100%	$1,821	100%	$1,869	100%	$1,806	100%	$1,636	100%

The following table details for each of the most recent five years, the year-end loan amounts which were accounted for on a non-accrual basis, past due 90 days or more and renegotiated:

Dec. 31, 2009
Loans on non-accrual basis	$ 261
Loans past due 90 days or more	-
Renegotiated loans	979
Total	$ 1,240

Dec. 31, 2008
Loans on non-accrual basis	$ 29
Loans past due 90 days or more	-
Renegotiated loans	3,566
Total	$ 3,595

Dec. 31, 2007
Loans on non-accrual basis	$ 156
Loans past due 90 days or more	-
Renegotiated loans	350
Total	$ 506

Dec. 31, 2006
Loans on non-accrual basis	$ 561
Loans past due 90 days or more	-
Renegotiated loans	2,823
Total	$ 3,384

Dec. 31, 2005
Loans on non-accrual basis	$ 1,308
Loans past due 90 days or more	2
Renegotiated loans	2,860
Total	$ 4,170

Loans that were past due 90 days or more, or were on non-accrual represented 0.13% of total loans on December 31, 2009, which was an increase from 0.01% on December 31, 2008 and from 0.06% on December 31, 2007. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2009, $118,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis. Renegotiated loan balances decreased primarily due to the removal of a $2.8 million loan and offset by the addition of a $265,000 relationship that received a renegotiated interest rate.

Allowance for Loan Losses and Credit Review (Continued)

At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2009 the Corporation had $639,000 in foreclosed real estate compared to $614,000 at the end of 2008.

In 2009, the gross amount of interest that would have been recorded on non-accrual loans would have been $13,000. The actual interest reflected in income on these loans was $6,000.

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

As of December 31, 2009, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted asset ratios of 18.2% and 19.1%, respectively. In 2009 the leverage ratio was 10.5%. At December 31, 2008, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted assets ratios of 16.8% and 17.6%, respectively. The leverage ratio was 9.9%.

The table below presents Commercial Bank & Trust of PA’s capital position at December 31, 2009.
(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$ 38,570	18.2%
Tier I Capital Requirement	8,458	4.0

Total Equity Capital	$ 40,293	19.1%
Risk-Based Requirement	16,915	8.0

Leverage Capital	$ 38,570	10.5%
Leverage Requirement	14,656	4.0

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

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

RBC Capital Markets	Knight Securities
200 Vesey Street	405 Lexington Ave
8th Floor	New York, NY 10017
New York, NY 10281	800-544-7508 or 800-222-4910
800-285-4964 or 800-959-5951

Stifel Nicolaus	Boenning & Scattergood
1 South Street	4 Tower Bridge, Suite 300
Baltimore, MD 21202	200 Bar Harbor Drive
800-682-0300	West Conshohocken, PA 19428
800-883-8383 or 800-842-8928

UBS
1285 Avenue of Americas
9th Floor
New York, NY 10019
203-719-7410

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone (800) 368-5948
Email: info@rtco.com
Internet Address:www.rtco.com

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2009 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn:  Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

          To the Board of Directors and Shareholders
Commercial National Financial Corporation
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and subsidiaries (the "Corporation") as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2009. Commercial National Financial Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC
Pittsburgh, Pennsylvania
March 26, 2010

Consolidated Statements of Financial Condition

December 31,
2009	2008
(Dollars in Thousands, Except per Share Data)
Assets

Cash and due from banks	$ 6,610	$ 7,111
Interest bearing deposits with banks	131	21

Cash and Cash Equivalents	6,741	7,132
Securities available for sale	138,918	114,771
Restricted investments in bank stock	4,567	3,967
Loans receivable, net of allowance for loan losses of $1,722 in 2009 and $1,821 in 2008	203,370	214,112
Premises and equipment, net	3,548	3,549
Accrued interest receivable	1,456	1,117
Investment in life insurance	14,921	14,555
Other assets	2,483	1,296

Total Assets	$376,004	$360,499

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$ 74,260	$ 67,067
Interest bearing	195,470	190,020

Total Deposits	269,730	257,087
Short-term borrowings	48,850	31,175
Long-term borrowings	10,000	30,000
Other liabilities	3,932	3,169

Total Liabilities	332,512	321,431

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 2,860,953 and 2,880,953 shares in 2009 and 2008	7,200	7,200
Retained earnings	44,223	41,616
Accumulated other comprehensive income	4,613	2,490
Treasury stock, at cost, 739,047 and 719,047 shares in 2009 and 2008	(12,544)	(12,238)

Total Shareholders’ Equity	43,492	39,068

Total Liabilities and Shareholders’ Equity	$376,004	$360,499

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,
2009	2008
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$12,041	$13,083
Interest and dividends on securities:
Taxable	6,809	6,349
Exempt from federal income taxes	643	127
Other	3	28

Total Interest Income	19,496	19,587

Interest Expense
Deposits	3,083	4,669
Short-term borrowings	200	460
Long-term borrowings	899	921

Total Interest Expense	4,182	6,050

Net Interest Income	15,314	13,537

Provision for Loan Losses	-	15

Net Interest Income after Provision for Loan Losses	15,314	13,522

Other Operating Income
Service charges on deposit accounts	583	631
Other service charges and fees	753	738
Net security losses	-	(76)
Trust department income	925	1,011
Income from investment in life insurance	586	601
Other income	221	190

Total Other Operating Income	3,068	3,095

Other Operating Expenses
Salaries and employee benefits	5,724	5,745
Net occupancy	819	741
Furniture and equipment	525	551
Professional fees	385	427
Pennsylvania shares tax	507	530
FDIC insurance expense	452	38
ATM expenses	367	335
Director fees	476	445
Other expenses	2,092	2,194

Total Other Operating Expenses	11,347	11,006

Income before Income Taxes	7,035	5,611

Income Tax Expense	1,906	1,587

Net Income	$5,129	$4,024

Earnings per Share, Basic	$1.79	$1.36

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2009 and 2008

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance - December 31, 2007	$7,200		$40,505	$1,437	$(10,681)	$38,461
Comprehensive income:
Net income	-		4,024	-	-	4,024
Change in unrealized net gains on securities available for sale, net of deferred income taxes	-		-	1,053	-	1,053

Total Comprehensive Income	-		-	-	-	5,077

Cumulative effect accounting adjustment
on benefit plan reserve (See note 1)	-	-	(431)	-	-	(431)
Cash dividends declared, $0.84 per share	-		(2,482)	-	-	(2,482)
Purchases of treasury stock (147,860 shares)	-		-	-	(1,557)	(1,557)

Balance - December 31, 2008	7,200		41,616	2,490	(12,238)	39,068
Comprehensive income:
Net income	-		5,129	-	-	5,129
Change in unrealized net gains on securities available for sale, net of deferred income taxes	-		-	2,123	-	2,123

Total Comprehensive Income						7,252

Cash dividends declared, $0.88 per share	-		(2,521)	-	-	(2,521)
Purchases of treasury stock (20,000 shares)	-		-	-	(307)	(307)

Balance - December 31, 2009	$7,200		$44,224	$4,613	$(12,545)	$43,492

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years Ended December 31,
2009	2008
(In Thousands)

Cash Flows from Operating Activities
Net income	$ 5,129	$ 4,024
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	414	421
Amortization of intangibles	98	98
Provision for loan losses	-	15
Net accretion of securities and loan fees	(308)	(243)
Net security losses	-	76
Gain on sale of foreclosed real estate	-	(2)
Income from investment in life insurance	(586)	(601)
Gain on life insurance death benefit	(21)	-
Deferred tax expense (benefit)	59	(17)
(Increase) decrease in accrued interest receivable and other assets	(1,598)	62
Decrease in accrued interest payable and other liabilities	(334)	(376)

Net Cash Provided by Operating Activities	2,853	3,457

Cash Flows from Investing Activities
Purchases of securities	(59,889)	(39,902)
Maturities, calls and principal repayments of securities	39,268	15,653
Proceeds from sales of securities	-	21,211
Purchases of restricted bank stock	(600)	(1,591)
Net decrease in loans	10,710	10,998
Proceeds from life insurance death benefit	185	-
Proceeds from sale of foreclosed assets	5	90
Purchases of premises and equipment	(413)	(242)

Net Cash Provided by (Used in) Investing Activities	(10,734)	6,217

Cash Flows from Financing Activities
Net increase (decrease) in deposits	12,643	(36,432)
Net increase in short-term borrowings	17,675	18,000
Advances of long-term borrowings	-	10,000
Repayment of long-term borrowings	(20,000)	-
Dividends paid	(2,521)	(2,482)
Purchases of treasury stock	(307)	(1,557)

Net Cash (Used in) Provided by Financing Activities	7,490	(12,471)

Net Decrease in Cash and Cash Equivalents	(391)	(2,797)

Cash and Cash Equivalents – Beginning	7,132	9,929

Cash and Cash Equivalents – Ending	$ 6,741	$ 7,132

Supplementary Cash Flows Information
Interest paid	$ 4,456	$ 6,616

Income taxes paid	$ 1,985	$ 1,415

Loans transferred to foreclosed real estate	$ 30	$ 148

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

As of December 31, 2009, the Corporation employed 112 people in full-time and part-time positions.  Fifty-seven (57) employees are represented by the United Auto Workers, Local 1799.  In 2008, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2014.

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

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2009 and 2008 was $639,000 and $614,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2009 was $244,000 net of accumulated amortization of $731,000, which is included in other assets.  Amortization expense of $98,000 was recorded for the years ended December 31, 2009 and 2008. Amortization expense is estimated to be $98,000 in the years ending December 31, 2010, 2011, and $48,000 in 2012.

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

Bank Owned Life Insurance

The Corporation invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses.  BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees.  The Corporation is the owner and beneficiary of the policies.  This life insurance investment is carried at the cash surrender value of the underlying policies.  Income from the investment in the policies is included in other operating income on the income statement.

On January 1, 2008, management adopted provisions of accounting standard for Other post-retirement benefits, related to post retirement split-dollar life insurance benefit provided to select employees and recorded a cumulative-effect adjustment of $431,000 to retained earnings.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2009 and 2008 was $180,000 and $147,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.  Assets under management in the trust department totaled $165,163,000 and $165,170,000 at December 31, 2009 and 2008, respectively.

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 2,866,338 in 2009 and 2,949,810 in 2008. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards

ASU 2010-06

The FASB has issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:
a.	A reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

b.	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:
a.
For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

b.	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of ASU 2010-06 will not have a material impact on our consolidated financial statements.

ASU 2009-05

In August 2009, the FASB issued ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value.  The amendments within ASU 2009-05 clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

A valuation technique that uses:
a.	The quoted price of the identical liability when traded as an asset.

b.	Quoted prices for similar liabilities or similar liabilities when traded as assets.

Other valuation techniques that are consistent with the principles of Topic 820 would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

When estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

Both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies (Continued)

This guidance is effective for the first reporting period (including interim periods) beginning after September 30, 2009.  The amendment to ASU 2009-05 did not have a material impact on the Corporations consolidated financial statements.

ASU 2009-16

In October 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets.  This Update amends the Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.

The amendments in this Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets.  Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.

This Update is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009.  Early application is not permitted. The Corporation anticipates this amendment will have no material impact on our financial statements.

Restricted Investment in Bank Stock

Federal law requires the Bank, a member institution of the Federal Home Loan Bank system, to hold stock of its district Federal Home Loan Bank according to a predetermined formula.  This restricted stock is carried at cost and as of December 31, 2009, consists of the common stock of FHLB of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

The Corporation evaluates impairment in FHLB stock when certain conditions warrant further consideration. In December 2008, the FHLB voluntarily suspended dividend payments on its stock as well as the repurchase of excess stock from members. The FHLB stated that this was due to a reduction in core earnings and concern over the FHLB's capital position. After evaluating such factors as the capital adequacy of the FHLB, its overall operating performance and the FHLB's liquidity and funding position, the Corporation concluded that the par value was ultimately recoverable and no impairment charge was recognized at December 31, 2009.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2009. Our evaluation of the factors described above in future periods could result in the recognition of impairment charges on FHLB stock.

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits.  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2009 and 2008 was approximately $100,000 and $242,000, respectively.

Notes to Consolidated Financial Statements

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2009:

Obligations of states and political subdivisions	$ 41,629	$ 975	$ (241)	$ 42,363
Mortgage-backed securities	90,300	6,255	-	96,555

$131,929	$7,230	$ (241)	$138,918

December 31, 2008:
Obligations of states and political subdivisions	$ 2,700	$ 43	$ -	$ 2,743
Mortgage-backed securities	108,298	3,730	-	112,028

$110,998	$3,773	$ -	$114,771

The amortized cost and fair value of securities at December 31, 2009 by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ 1,700	$ 1,733
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	130,229	137,185

$131,929	$138,918

Securities with amortized cost and fair values of $19,979,000 and $21,357,000, respectively, at December 31, 2009 and $21,849,000 and $22,543,000 respectively, at December 31, 2008 were pledged to secure public deposits and for other purposes required or permitted by law.

There were no gross gains or losses realized on sales and calls of securities during 2009. Gross gains of $34,000 and gross losses of $110,000 were realized on sales and calls of securities during 2008.

Notes to Consolidated Financial Statements

Note 3 - Securities (Continued)

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009:

(In Thousands)
December 31, 2009
Less than 12 Months		12 Months or More		Total
Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In Thousands)

Obligations of states and political subdivisions	$12,900	$(241)	-	-	$12,900	$(241)

At December 31, 2008, no securities held by the Corporation were in unrealized loss position.

The Corporation reviews its position quarterly to determine if there is Other-Than-Temporary Impairment (OTTI) on any of its securities.   All of the Corporation’s securities are debt securities and we assess whether OTTI is present when the fair value of a security is less than its amortized cost basis.  The Corporation monitors the credit ratings of all securities for downgrades as well as any other indication of OTTI condition.  As of December 31, 2009 there were ten municipal bonds in an unrealized loss position.  These unrealized losses are considered to be temporary impairments.  The decline in the value of these debt securities is due only to interest rate fluctuations and not any deterioration in credit quality.  As a result, the Corporation currently expects full payment of contractual cash flows, including principal from these securities. Management has the intent and ability to hold these securities until market recovery or maturity, therefore none of the unrealized losses on securities are deemed to be other than temporary.

At December 31, 2009, all debt securities with temporarily impaired losses have been rated by Moody’s and/or S&P with an “A” or better debt rating.

Note 4 - Loans

Loans are summarized as follows:

December 31,
2009	2008
(In Thousands)

Commercial loans	$ 17,386	$ 15,484
Real estate loans:
Commercial	61,359	61,408
Construction	1,075	2,087
Residential	114,861	124,992
Municipal loans	7,826	8,373
Consumer and other loans	2,400	3,406
Net unamortized costs	185	183

$205,092	$215,933

Notes to Consolidated Financial Statements

Note 5 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

Years Ended December 31,
2009	2008
(In Thousands)

Balance, January 1	$1,821	$1,869
Charge offs	(100)	(75)
Recoveries	1	12
Provision for loan losses	-	15

Balance at December 31	$1,722	$1,821

At December 31, 2009 and 2008, the total recorded investment in loans considered to be impaired was $1,504,000 and $4,066,000, respectively.  The average recorded investment in impaired loans during 2009 and 2008 was $1,530,000 and $1,347,000, respectively. Impaired loans with balances of $985,000 and $3,576,000 at December 31, 2009 and 2008 had related allowance for loan loss of $119,000 and $215,000, respectively. Interest income on impaired loans of $86,000 and $78,000 was recognized in 2009 and 2008, respectively.

Loans on which the accrual of interest has been discontinued amounted to $261,000 and $29,000 at December 31, 2009 and 2008, respectively. There were no loan balances past due 90 days or more and still accruing interest at December 31, 2009 and 2008.

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

	December 31,
	2009	2008
	(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$30,282	$29,952
Standby letters of credit	435	598
Financial standby letters of credit	2,152	2,562
Commitments to purchase securities:
Commitments to purchase Municipal Bonds	980	-
Commitments to purchase GNMA Agency mortgage backed securities	-	20,000

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2009 was $2,587,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $2,084,000.  The amount of the liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued is not material.

The Corporation has entered an agreement to purchase municipal securities with a January 2010 settlement date. The corporation’s commitment is $980,000 and the par value of the bonds purchased is  $995,000.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2009 and 2008 is as follows:

2009	2008
(In Thousands)

Land	$ 437	$ 437
Premises	5,789	5,789
Leasehold improvements	301	229
Furniture and equipment	5,873	5,776

	12,400	12,231
Accumulated depreciation and amortization	(8,852)	(8,682)

$ 3,548	$ 3,549

Depreciation and amortization expense was $414,000 and $421,000 for the years ended December 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements

Note 8 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $36,626,000 and $33,422,000 at December 31, 2009 and 2008 respectively.

Interest bearing deposits at December 31, 2009 and 2008 are detailed as follows:

2009	2008
(In Thousands)

Savings accounts	$ 45,347	$ 40,201
NOW accounts	21,089	20,132
Money market accounts	29,166	23,682
Time deposits	99,868	106,005

$195,470	$190,020

Time deposits at December 31, 2009 had the following scheduled maturities (in thousands):

2010	$59,295
2011	18,484
2012	10,232
2013	4,373
2014	7,484

$99,868

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2009 consisted of federal funds purchased of $3,850,000 and $45,000,000 of FHLB borrowings. The December 31, 2008 borrowings consisted of $1,175,000 of federal funds purchased and $30,000,000 of FHLB borrowings.

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2009	2008
(Dollars in Thousands)

Average balance during the year	$36,401	$24,480
Average interest rate during the year	0.55%	1.87%
Maximum month-end balance	$49,850	$40,000
Weighted average interest rate at end of the year	0.35%	0.59%

At December 31, 2009, the Corporation had approved but unused funding availability from lines of credit of $18,000,000.

Note 10 - Long-Term Borrowings

Long-term borrowings outstanding at December 31, 2009 and 2008 were $10,000,000 and $30,000,000 respectively.  The $10,000,000 outstanding as of December 31, 2009, represents one advance for an interest rate of 2.34% and a maturity date of January 3, 2012.  Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh and qualifying loans. The maximum remaining borrowing capacity from the FHLB at December 31, 2009 is approximately $65,400,000.

Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  For the years ended December 31, 2009 and 2008, the amount was 5% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $253,000 and $250,000, for the years ended December 31, 2009 and 2008, respectively.

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

The components of other comprehensive income and related tax effects for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
	(In Thousands)
Unrealized gains On securities available for sale	$3,216	$1,519
Reclassification adjustment for loss realized in income	-	76

Net Unrealized Gains	3,216	1,595

Tax effect	1,093	542
Net of Tax Amount	$2,123	$ 1,053

Note 13 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2019.  Lease expense amounted to $119,500 and $105,000 in 2009 and 2008, respectively. Operating lease obligations at December 31, 2009 are as follows (in thousands):

2010	$142
2011	145
2012	96
2013	94
2014	96
Thereafter	286

Notes to Consolidated Financial Statements

Note 14 - Income Taxes

The components of the net deferred tax liability at December 31, 2009 and 2008 are as follows:

2009	2008
(In Thousands)

Allowance for loan losses	$ 340	$ 340
Accrued benefits	42	50
Intangible assets	70	22
Other	10	11

Total Deferred Tax Assets	462	423

Deferred loan fees	68	68
Securities accretion	69	28
Unrealized net gain on securities available for sale	2,376	1,283
Depreciation	339	282

Total Deferred Tax Liabilities	2,852	1,661

Net Deferred Tax Liability	$(2,390)	$(1,238)

The income tax provision for the years ended December 31, 2009 and 2008 is summarized as follows:

2009	2008
(In Thousands)

Current	$1,847	$1,604
Deferred	59	(17)

	$1,906	$1,587

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2009 and 2008 are as follows:

2009	2008
(In Thousands)

Tax at statutory rates	$2,392	34.0%	$1,908	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(337)	(4.8)	(171)	(3.0)
Non-deductible interest expense	15	0.2	16	0.3
Increase in investment in life insurance	(165)	(2.3)	(172)	(3.1)
Other	1	0.0	6	0.1
	$1,906	27.1%	$1,587	28.3%

Notes to Consolidated Financial Statements

Note 14 - Income Taxes (Continued)

The Corporation adopted the revised provisions of ASC Topic 740, Income Taxes, as of January 1, 2007. The Corporation periodically reviews its tax position and applies a “more likely than not” recognition threshold for all tax uncertainties. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The Corporation establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize the benefit of the deferred tax assets, or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessment of realizable deferred tax assets.  The Corporation had no unrecognized tax positions at December 31, 2009 and 2008.

Note 15 - Fair Value of Financial Instruments

The Corporation adopted FASB ASC 820 “Fair Value Measurements” effective January 1, 2008 for financial assets and liabilities that are measured and reported at fair value.  There was no impact from the adoption of FASB ASC-820 on the amounts reported in the consolidated financial statements. FASB ASC-820 primary impact on the Corporation’s financial statements was to expand required disclosures pertaining to the methods used to determine fair values.

FASB ASC-820 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC-820 are as follows:

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

For assets measured at fair value on a recurring basis, the fair value measurement by level within the fair value hierarchy used at December 31, 2009 are as follows  (in thousands).

                 ( Level  1)                                                          (Level 2)                                         (Level 3)
  Quoted Prices                                           Significant Other                                          Significant
                                                                      In active Markets                                               Observable                                           Unobservable
For Identical Assets                                       Inputs                                            Inputs

Securities available for sale                                                   -                                 $         138,918                                                  -

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

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

We may be required to measure certain other financial assets at fair value on a nonrecurring basis.  These adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.  The Level 3 disclosures shown below represent the carrying value of loans for which adjustments are primarily based on the appraised value of collateral or the present value of expected future cash flows, which often results in significant management assumptions and input with respect to the determination of fair value.  There were no realized or unrealized gains or losses relating to Level 3 financial assets and liabilities measured on a nonrecurring basis for the year ended December 31 2009 and December 31, 2008.

For assets measured at fair value on a nonrecurring basis, the fair value measurement by level within the fair value hierarchy used at December 31, 2009 are as follows  (in thousands).

                              (Level 1)                                          (Level 2)                                              (Level 3)
                             Quoted Prices                                        Significant Other                                Significant
                                                                           In active Markets                                     Observable                                      Unobservable
For Identical Assets                                        Inputs                                         Inputs

Impaired Loans                                                                         -                                      -          $             866

Impaired loans at December 31, 2009, which are measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans, had a carrying amount of $985,000 with a valuation allowance of $119,000.

For assets measured at fair value on a nonrecurring basis, the fair value measurement by level within the fair value hierarchy used at December 31, 2008 are as follows  (in thousands).

   (Level 1)                                         ( Level 2)                                        (Level 3)
Quoted Prices                                           Significant Other                                   Significant
                                                                      In active Markets                                     Observable                                            Unobservable
For Identical Assets                                        Inputs                                         Inputs

Impaired Loans                                                                           -                               -                   $       3,361

Impaired loans at December 31, 2008, which are measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans, had a carrying amount of $3,576,000 with a valuation allowance of $215,000.

The decrease in impaired loans from December 31, 2008 to December 31, 2009 is due to changes in two loan relationships. One was upgraded, a  $2.8 million relationship, which had lost a sizable anchor tenant, resulting in a need for restructured terms of repayment.  Since year-end 2008, the borrower has been able to negotiate a favorable lease with a replacement tenant.  The other is a $265,000 loan that was downgraded due to the loan being restructured to interest only.

ASC 825-10-65, Transition Related to FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are as discussed above. The methodologies for other financial assets and financial liabilities are discussed below.

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

The following methods and assumptions were used by the Corporation in estimating financial instrument fair values:

Cash and Short-Term Investments

The carrying amounts for cash and short-term investments approximate the estimated fair values of such assets.

Securities Available for Sale

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

Notes to Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments (Continued)

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	$ 6,741	$ 6,741	$ 7,132	$ 7,132
Securities available for sale	138,918	138,918	114,771	114,771
Restricted investments in bank stock	4,567	4,567	3,967	3,967
Net loans receivable	203,370	203,553	214,112	222,442
Accrued interest receivable	1,456	1,456	1,117	1,117
Financial liabilities:
Deposits	$269,730	$264,300	$257,087	$258,190
Short-term borrowings	48,850	48,850	31,175	31,175
Long-term borrowings	10,000	10,139	30,000	30,585
Accrued interest payable	451	451	725	725

Off-balance sheet financial instruments	-	-	-	-

Note 16 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount outstanding to these directors and principal officers was approximately $209,000 and $466,000 at December 31, 2009 and 2008, respectively.  During 2009, advances totaled $14,000 and repayments were $271,000.

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2009 and 2008 for Commercial Bank & Trust of PA:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2009
Total capital (to risk-weighted assets)	$40,293	19.1%	$≥16,915	≥8.0%	$≥21,144	≥10.0%
Tier 1 capital (to risk-weighted assets)	38,570	18.2	≥ 8,458	≥4.0	≥12,686	≥ 6.0
Tier 1 capital (to average assets)	38,570	10.5	≥14,656	≥4.0	≥18,320	≥ 5.0

As of December 31, 2008
Total capital (to risk-weighted assets)	$38,006	17.6%	$≥17,286	≥8.0%	$≥21,605	≥10.0%
Tier 1 capital (to risk-weighted assets)	36,185	16.8	≥ 8,643	≥4.0	≥12,964	≥ 6.0
Tier 1 capital (to average assets)	36,185	10.0	≥14,441	≥4.0	≥18,051	≥ 5.0

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2009	2008
(In Thousands)

Assets
Cash	$ 41	$ 57
Investment in bank subsidiary	43,427	39,016
Other assets	54	15

Total Assets	$43,522	$39,088

Liabilities and Shareholders’ Equity
Liabilities	$ 30	$ 20
Shareholders’ equity	43,492	39,068

Total Liabilities and Shareholders’ Equity	$43,522	$39,088

Statements of Income

Years Ended December 31,
2009	2008
(In Thousands)

Dividends from bank subsidiary	$2,943	$4,098
Fees from bank subsidiary	380	457
Other Income	-	3
Expenses	(533)	(513)

	2,790	4,045
Income (benefit) taxes	(52)	(17)

	2,842	4,062
Equity in (excess of) undistributed earnings of subsidiaries	2,287	(38)

Net Income	$5,129	$4,024

Notes to Consolidated Financial Statements

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2009	2008
(In Thousands)

Cash Flows from Operating Activities
Net income	$ 5,129	$ 4,024
Adjustments to reconcile net income to net cash provided by operating activities:
(Equity in) excess of undistributedearnings of subsidiaries	(2,287)	38
(Increase) decrease in other assets	(40)	44
Increase (decrease) in liabilities	10	(10)

Net Cash Provided by Operating Activities	2,812	4,096

Cash Flows from Financing Activities
Dividends paid	(2,521)	(2,482)
Purchase of treasury stock	(307)	(1,557)

Net Cash Used in Financing Activities	(2,828)	(4,039)

Net Increase (Decrease) in Cash	(16)	57

Cash – Beginning	57	-

Cash – Ending	$ 41	$ 57