Form 10-K, Exhibit 13
period 2010-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2011-03-29
CIK 866054

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

Critical Accounting Policies

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of these policies are particularly sensitive requiring significant judgments, estimates and assumptions to be made by management. Additional information is contained in this management's discussion and analysis and in the Corporation’s notes to financial statements for the most sensitive of these issues, including the provision and allowance for loan losses.

In determining the allowance for loan losses, management makes significant estimates. Consideration is given to a variety of factors in establishing these estimates. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, its borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors.

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2010 and 2009. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Ridge Properties, Inc.

The Corporation reported net income of $5.5 million or $1.92 per share for the year ended 2010 compared to $5.1 million or $1.79 per share for the year ended 2009. The Corporation’s return on average assets ratios for 2010 and 2009 were 1.50% and 1.39%, respectively. Return on average equity for the two periods were 12.08% and 12.39%, respectively.    The corporations’ dividend payout ratios for 2010 and 2009 were 45.77% and 49.16%, respectively. The average equity to average asset ratios were 12.38% for 2010 and 11.18% for 2009.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated as earnings on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2010 and 2009, net interest income was $15.5 million and $15.3 million. The related tax-equivalent net interest margin for these two years was 5.14% and 4.68%, respectively. The 2010 increase in the margin is mostly due to the decrease in the cost of interest-bearing liabilities, which decreased significantly more than the decrease in yields on earning assets. The Corporation anticipates margins in 2011 will be approximately the same as 2010.  In addition the Corporation anticipates it will be difficult to increase volume of outstanding loans in 2011 due to the slow economic recovery within Westmoreland County.  Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

Overview (Continued)

The business strategy for 2011 is to continue to pursue loan and deposit growth, acknowledging the difficult economic environment.  Management anticipates net interest income in 2011 will be similar to 2010 with potentially lower earning assets outstanding with similar margins.  Loans and deposits will continue to be competitively priced by the Corporation with the intention of acquiring profitable market share.

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

Financial Condition

Total assets of the Corporation were $355.0 million on December 31, 2010 compared to $376.0 million on December 31, 2009. This decrease in assets is mainly due to a decrease in investments and a decrease in loans receivable. The decrease in total liabilities is due to the decrease in FHLB borrowings offset by an increase in customer deposits.

The loan portfolio is comprised mostly of residential and commercial real estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term loans and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio decreased $13.1 million in 2010, with an end of year balance of $190.2 million compared with the 2009 end of year balance of $203.3 million. The majority of the year-to-year change is due to decreases in residential mortgage loans of $8.4 million, a decrease in home equity installment loans of $2.8 million and a decrease of $985,000 in commercial loans.

Total investment securities decreased $7.8 million during 2010. The Corporation purchased $25.2 million of municipal bonds in 2010. These purchases were off set by the following; $30.2 million in principal pay-downs of mortgage-backed securities and a $2.2 million in calls of municipal bonds.  The Corporation’s investments decreased in fair value by $725,000.  All of the Corporation’s investment securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. All of the mortgage-backed securities are US Government Agencies and are triple ‘A’ rated bonds.  The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2010, total deposits were $276.5 million compared with  $269.7 million as of December 31, 2009. This $6.8 million increase was the result of the following: an increase of $2.9 million in non-interest bearing demand deposits, a $1.5 million increase in NOW accounts, a $7.6 million increase in money market accounts, a $5.8 million increase in savings accounts.  These increases were offset by a  $10.8 million decrease in certificates of deposits in 2010. The decrease in the certificate of deposits was due to the Corporation maintaining a conservative position when pricing certificates of deposits.  The Corporation attributes the increase in the other interest bearing deposits to customers placing their funds in liquid, FDIC insured accounts that provide flexibility and safety.

Total short-term borrowings decreased $31.1 million in 2010, ending the year at $17.7 million compared to the 2009 balance of $48.9 million.  Long-term borrowings remained the same at $10.0 million in 2010 and 2009.

Financial Condition (Continued)

Shareholders’ equity was $46.0 million on December 31, 2010, compared to $43.5 million on December 31, 2009, an increase of $2.5 million. The change in shareholders’ equity consists of net income of $5.5 million offset by  a decrease  in other comprehensive income of $464,000 and dividends paid of $2.5 million.  Book value per common share at year-end 2010 increased by 5.79% to $16.08 from $15.20 at year-end 2009.

Share Repurchase

During 2010 the Corporation did not purchase any treasury shares.

Results of Operations

Net income increased $372,000, or 7.25%, to $5.5 million for the year ended December 31, 2010 from $5.1 million for the year ended December 31, 2009.

Net Interest Income

Interest income for 2010 was $18.2 million, compared with $19.5 million in 2009.  Loan income in 2010 was $11.4 million compared to $12.0 million in 2009.  The decrease in loan income was due to lower average loan balances and lower yields in 2010 compared to 2009. Loan outstanding averages in 2010 were $9.4 million lower than 2009, loan yields for 2010 decreased six (6) basis points to 5.73%. This decrease in the loan yield is due to lower market rates for new loans and existing loans tied to the prime rate. The security portfolio of the Corporation is significantly different in composition in 2010 compared with 2009. The Corporation’s average balance for tax-free municipal bonds was $54.8 million in 2010 compared with $15.0 million in 2009.  These bonds provided a significant benefit of decreasing the Corporation’s overall tax rate in 2010. Investment income from securities decreased $605,000 or 8.12% in 2010 compared with 2009.  The average securities balances increased 2.60% in 2010 compared to 2009. The yield on total average earning assets for 2010 and 2009 was 5.48% and 5.76%, respectively.

For 2010, interest expense was $2.7 million compared to $4.2 million in 2009, representing a  $1.5 million or 35.71% decrease in interest expense. The average interest bearing liabilities in 2010 were $242.2 million, a decrease of 4.75% compared with the 2009 averages. The cost of interest bearing liabilities decreased from 1.64% to 1.13% in 2010. This decrease in interest cost is mainly due to lower rates on FHLB advances in 2010 and a $21.0 decrease in average outstanding FHLB advances in 2010 compared with 2009. In addition higher cost certificate of deposit balances have decreased and been replaced by less expensive savings and money market accounts.  Certificate of deposit interest expense decreased $600,000 in 2010 and FHLB interest expense decreased  $724,000 in 2010.

 As a result of these factors, net interest income in 2010 was $15.5 million compared to $15.3 million in 2009.

Net Interest Income (Continued)

The following table displays the Corporation’s average balance sheet, annual tax equivalent interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2010 and 2009.
Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2010	2009
Average Balance	Interest Income/ Expense	Yield or Rate (a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)

Interest-earning assets
Loans net of unearned income (b) (c)	$198,537	$11,532	5.81%	$207,972	$12,221	5.88%
Taxable securities (d)	74,045	4,476	6.04	114,970	6,809	5.92
Non-taxable securities (d)	54,774	3,595	6.56	15,048	974	6.47
Interest-bearing deposits with banks	458	2	0.43	301	3	1.00
Federal funds sold	0	0	0.00	97	-	0.00
Total earning assets	327,814	19,605	5.98	338,388	20,007	5.91

Non-interest-earning assets
Cash	6,668			6,952
Allowance for loan losses	(1,703)			(1,812)
Other assets	34,731			26,718
Total non-interest-earning assets	39,696			31,858

Total assets	$367,510			$370,246

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$23,105	$33	0.14%	$21,067	$35	0.17%
Money Market accounts	33,339	224	0.67	27,988	242	0.86
Savings deposits	48,651	231	0.47	43,099	246	0.57
Time deposits	95,144	1,878	1.97	101,298	2,560	2.53
Short-term borrowings	31,945	139	0.45	36,401	200	0.55
Long-term borrowings	10,000	237	2.37	24,411	899	3.68
Total interest-bearing liabilities	242,184	2,742	1.13	254,264	4,182	1.64

Non-interest-bearing deposits	75,799			70,873
Other liabilities	4,000			3,724
Shareholders' equity	45,527			41,385
Total non-interest-bearing
Funding sources	125,326			115,982

Total liabilities and
shareholders' equity	$367,510			$370,246

Net interest income and net
Yield on interest earning assets		$16,863	5.14%		$15,825	4.68%	,055	4.68%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.
(d)	The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

                 Net Interest Income (Continued)

The following table illustrates the impact and interaction of rate and volume changes for the years under review.  Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2010 Change from 2009
	Total	Change Due	Change Due
	Change	To Volume	To Rate

Interest-earning assets
Loans net of unearned income	$(689)	$(554)	$(135)
Securities
Taxable	(2,333)	(2,424)	91
Non-taxable	2,621	2,571	50
Interest-bearing deposits with banks	(1)	2	(3)

Total interest income	(402)	(405)	3

Interest-bearing liabilities
Deposits	(717)	108	(825)
Short-term borrowings	(61)	(24)	(37)
Long-term borrowings	(662)	(531)	(131)
			1,22
Total interest expense	(1,440)	(447)	(993)

Net interest income	$1,038	$42	$996

Other Operating Income and Expense

Total other operating income declined slightly with 2010 at $2.9 million compared with $3.0 million in 2009. Other operating income year-to-year changes were: service charges on deposit accounts decreased $78,000 and other service charges and fees increased $19,000.  Trust income increased $22,000 due to an increase in market values of the assets under management.  Income from investment in life insurance increased $23,000 because of higher cash surrender values. Other income is lower in 2010 mainly due to $21,000 recognized from proceeds of a life insurance policy in 2009.

Non-interest expense was $11.5 million for 2010 compared with $11.2 million in 2009.   The increase in non-interest expense consisted primarily of the salaries and employee benefits increase of $346,000, resulting from increased salary expenses of $152,000 and increased health care insurance premiums of $189,000.  Net occupancy increased $18,000 mainly due a $19,000 increase in rent, a $22,000 increase in janitor services, a $5,000 increase in utilities.  These increases were offset by a $25,000 decrease in repairs and maintenance. The increases in rent, janitor services and utilities were due to the opening of a new bank branch in the fall of 2009. Professional fees increased by $47,000 and Pennsylvania shares tax decreased by $6,000. FDIC insurance cost decreased by $109,000 compared with 2009.  FDIC insurance expense was higher in 2009 due to a special assessment of $166,000. ATM expenses decreased by $15,000 in 2010 when compared with 2009.  Other expenses increased by $44,000 due to a variety of small increases and decreases in other expenses.

Federal income tax for 2010 was $1.3 million compared with $1.9 million in 2009.  The Corporation’s effective tax rates were 19.2% in 2010 and 27.1% in 2009. The large reduction in the effective tax rate in 2010 is the result of carrying a higher percentage of tax-exempt municipal bonds in the investment portfolio.

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

As of December 31, 2010, the Corporation had available funding of approximately $93.2 million at the FHLB with an additional $11.3 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2010, the commitments stood at $38.6 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows provided from operating activities in 2010 increased $2.6 million compared with 2009.  The majority of the increase in 2010 cash flows from operations is due to 2009 amount being reduced by the prepayment made to the FDIC in 2009.

Cash flows provided by investing activities totaled $20.3 million in 2010, compared to cash used by investing activities in 2009 of $10.7 million.  The majority of cash provided by investing activities in 2010 was the result of the $7.1 million decrease in investments and the $13.0 million in cash provided from the decrease in loan balances.

Cash used by financing activities totaled $26.9 million in 2010, compared to $7.5 million provided by financing activities in 2009.  In 2010, $31.1million was used to reduce short-term debt and pay $2.5 million in dividends; these uses were offset by cash provided by the $6.8 million growth in deposits.

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2010 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$4,784	15.3%
Over 3 through 6 months	8,589	27.5
Over 6 months through 12 months	8,590	27.5
Over 12 months	9,248	29.7

Total	$31,211	100%

 For additional information on deposits see Note 8 of Consolidated Financial Statements.

Interest Sensitivity and Market Risk (Continued)

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and excluding unearned income at December 31, 2010 (in thousands):

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$ 3,783	$ 11,030	$ 687	$ 15,500
Real estate-construction	669	-	803	1,472
Other	888	1,364	5,930	8,182

Totals	$ 5,340	12,394	$ 7,420	$ 25,154

Loans at fixed interest rates		$ 9,794	$ 7420
Loans at variable interest rates		2,600	-

		$ 12,394	$ 7,420

The following table presents a five-year summary of loan classifications at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2010	2009	2008	2007	2006

Commercial
Commercial ,
Industrial & Other	$36,213	$40,282	$37,820	$41,990	$42,897
Commercial real estate	63,466	61,359	61,408	62,779	65,786
Residential mortgages	68,758	77,216	85,575	86,412	80,918
Loans to Individuals	23,296	26,050	24,617	35,533	39,728

Total loans	191,733	204,907	215,750	226,814	229,329

Net unamortized
costs/(fees)	173	185	183	191	199

Total loans, net of
costs/(fees)	$191,906	$205,092	$215,933	$227,005	$229,528

Interest Sensitivity and Market Risk (Continued)

The following table presents the maturity distribution of securities at December 31, 2010.

	Maturity Distribution of Securities at December 31, 2010
	(in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	TE Yield (2)

Within 1 year	$-	$-	$-	0.00%
After 1 but within 5 years	-	-	-	0.00%
After 5 but within 10 years	-	-	-	0.00%
After 10 years	60,181	64,691	124,872	6.25%

	$60,181	$64,691	$124,872	6.25%

Included in U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $60.2 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

(1) Includes mortgage-backed securities (see above)
(2) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

	Fair Values of Securities at December 31,
	(in thousands)

	2010	2009	2008

U.S. Govt. Agencies	$65,711	$96,555	$112,028

Obligations of State & Political Subdivisions	65,448	42,363	2,743

	$131,159	$138,918	$114,771

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

The following table lists the amounts of interest sensitive assets and liabilities subject to change as of December 31, 2010, the gap between interest sensitive assets and liabilities of similar maturities, the cumulative gap and the ratio of the cumulative gap to interest sensitive assets.

Interest Sensitivity Analysis (In Thousands)

	0-30 Days		31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Totals
Interest-earning assets:
Securities		$1,607	$2,594	$3,223	$6,033	$32,789	$78,626	$124,872
Loans		17,203	12,291	13,586	26,247	116,689	5,926	191,942
Total interest-sensitive
Assets		18,810	14,885	16,809	32,280	149,478	84,552	316,814

Interest-bearing liabilities:
Certificates of deposit		5,934	8,531	18,410	21,661	33,647	581	88,764
Other interest-bearing deposits		39,071	267	401	802	42,962	27,018	110,521
Short term borrowings		17,700	-	-	-	-	-	17,700
Long term borrowings		-	-	-	-	10,000	-	10,000
Total interest-sensitive
Liabilities		62,705	8,798	18,811	22,463	86,609	27,599	226,985

Interest sensitivity gap		$(43,895)	$6,087	$(2,002)	$9,817	$62,869	$56,953	$89,829

Cumulative gap	$	(43,895)	$(37,808)	$(39,810)	$(29,993)	$32,876	$89,829

Ratio of cumulative gap to
Interest sensitive assets		(13.86%)	(11.93%)	(12.57%)	( 9.47%)	10.38%	28.35%

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

Interest Sensitivity and Market Risk (Continued)

The December 31, 2010 computer simulations analysis projects the following changes in net interest income based on an immediate and sustained parallel shift in interest rates for a twelve month period compared to baseline, with baseline representing no change in interest rates.  The model projects net interest income will decrease 1.2% if rates rise 100 bps, will decrease 3.4% if rates rise 200 bps and projects a 5.8% decrease of net interest income if rates rise 300 bps.  If rates decrease 100 bps, the model projects a 1.7% decrease in net interest income, a 3.6% decrease if rates decrease 200 bps and if rates decrease 300 bps, the model projects net interest income will decrease 5.2%.

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

The amount of the provision (credit) for loan losses was $0 in 2010 and $0 in 2009.  For each of the same years, the net charge-offs (recoveries) against the allowance for loan losses was $36,000 and $99,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may be realized in the future, or that additional provisions for losses on loans will not be required.

Allowance for Loan Losses and Credit Review (Continued)

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2010	2009	2008	2007	2006

Loans outstanding at end of the year,
net of unearned income	$191,906	$205,092	$215,933	$227,005	$229,528

Average loans outstanding	$198,537	$207,972	$219,000	$226,713	$218,944

Allowance for loan losses:
Balance, beginning of year	$1,722	$1,821	$1,869	$1,806	$1,636

Loans charged off:
Commercial
Commercial, industrial & other	0	9	39	20	47
Commercial real estate	0	0	0	28	0
Residential mortgages	25	49	31	0	0
Loans to individuals	14	42	5	18	13
Total loans charged off	39	100	75	66	60

Recoveries:
Commercial
Commercial, industrial & other	1	0	8	24	3
Commercial real estate	0	0	2	5	8
Residential mortgages	0	0	0	0	0
Loans to individuals	2	1	2	10	9
Total recoveries	3	1	12	39	20

Net loans charged off/(recovered)	36	99	63	27	40
Provision charged/(credited) to expense	0	0	15	90	210

Balance, end of year	$1,686	$1,722	$1,821	$1,869	$1,806

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	0.02%	0.05%	0.03%	0.01%	0.02%

Allowance for loan losses
as a percentage of average loans
outstanding	0.85%	0.83%	0.83%	0.82%	0.83%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2010 is adequate.

Allowance for Loan Losses and Credit Review (Continued)

The following table summarizes the allocation of the allowance for loan losses for the past five years.

Years Ended December 31, (Dollars in thousands)
	2010	2009	2008	2007	2006

Commercial
Commercial, industrial & other	$107	$109	$108	$110	$169
Commercial real estate	1,378	1,423	1,520	1,480	1,422
Residential mortgages	110	134	145	104	97
Loans to individuals	31	36	48	35	42
Unallocated	60	20	0	140	76
Total	$1,686	$1,722	$1,821	$1,869	$1,806

The following table details for each of the most recent five years, the year-end loan amounts which were accounted for on a non-accrual basis, past due 90 days or more and renegotiated:

Dec. 31, 2010
Loans on non-accrual basis	$149
Loans past due 90 days or more	-
Renegotiated loans	674
Total	$823

Dec. 31, 2009
Loans on non-accrual basis	$261
Loans past due 90 days or more	-
Renegotiated loans	979
Total	$1,240

Dec. 31, 2008
Loans on non-accrual basis	$29
Loans past due 90 days or more	-
Renegotiated loans	3,566
Total	$3,595

Dec. 31, 2007
Loans on non-accrual basis	$156
Loans past due 90 days or more	-
Renegotiated loans	350
Total	$506

Dec. 31, 2006
Loans on non-accrual basis	$561
Loans past due 90 days or more	-
Renegotiated loans	2,823
Total	$3,384

Loans that were past due 90 days or more, or were on non-accrual represented 0.08% of total loans on December 31, 2010, which was a decrease from 0.13% on December 31, 2009 and an increase from 0.01% on December 31, 2008. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2010, $82,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis.  Renegotiated loan balances decreased primarily due to the removal of a $265,000 loan.

Allowance for Loan Losses and Credit Review (Continued)

At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2010 the Corporation had $716,000 in foreclosed real estate compared to $639,000 at the end of 2009.

In 2009, the gross amount of interest that would have been recorded on non-accrual loans would have been $9,000. The actual interest reflected in income on these loans was $6,000.

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

As of December 31, 2010, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted asset ratios of 19.9% and 20.7%, respectively. In 2010 the leverage ratio was 11.9%. At December 31, 2009, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted assets ratios of 18.2% and 19.1%, respectively. The leverage ratio was 10.5%.

The table below presents Commercial Bank & Trust of PA’s capital position at December 31, 2010.
(dollar amounts in thousands)

		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$41,640	19.9%
Tier I Capital Requirement	8,355	4.0

Total Equity Capital	$43,326	20.7%
Risk-Based Requirement	16,710	8.0

Leverage Capital	$41,640	11.9%
Leverage Requirement	14,000	4.0

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

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

RBC Capital Markets	Stifel Nicolaus & Company, Inc.
60South 6th Street	1 South Street
Minneapolis, MN 55402 800-285-4964	Baltimore, MD 21202 800-682-0300

Knight Capital	Boenning & Scattergood
545 Washington Blvd	4 Tower Bridge, Suite 300
30th Floor Jersey City, NJ 07310 800-544-7508	200 Bar Harbor Drive West Conshohocken, PA 19428 800-842-8928

UBS Securities	Citadel Securities LLC
677 Washington Blvd	131 South Dearborn Street
6th Floor	32nd Floor
Stamford, CT 06901	Chicago, IL 60603
203-719-7400	312-395-2100

Goldman Sachs	Merrill Lynch
200 West Street	One Bryant Park
4th Floor	6th Floor
New York, NY 10282	New York, NY 10036
212-902-8585	800-937-0501

Hudson Securities	Susquehanna Capital
111 Town Square Place	401 City Avenue
15h Floor	Bala Cynwd, PA 19004
Jersey City, NJ 07310	800-825-9550
201-216-9100

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone (800) 368-5948
Email: info@rtco.com
Internet Address:www.rtco.com

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2010 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn:  Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Commercial National Financial Corporation
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and subsidiaries (“Corporation”) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Pittsburgh, Pennsylvania
March 29, 2011

Consolidated Statements of Financial Condition

December 31,
2010	2009
(Dollars in Thousands, Except per Share Amounts)
Assets

Cash and due from banks	$5,578	$6,610
Interest bearing deposits with banks	16	131
Cash and Cash Equivalents	5,594	6,741
Securities available for sale	131,159	138,918
Restricted investments in bank stock	4,339	4,567
Loans receivable, net of allowance for loan losses of $1,686 in 2010 and $1,722 in 2009	190,220	203,370
Premises and equipment, net	3,323	3,548
Accrued interest receivable	1,519	1,456
Investment in life insurance	15,471	14,921
Other assets	3,852	2,483

Total Assets	$355,477	$376,004

Liabilities and Shareholders’ Equity

Liabilities

Deposits:
Non-interest bearing	$77,209	$74,260
Interest bearing	199,285	195,470
Total Deposits	276,494	269,730
Short-term borrowings	17,700	48,850
Long-term borrowings	10,000	10,000
Other liabilities	5,271	3,932

Total Liabilities	309,465	332,512

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 2,860,953 shares in 2010 and 2009	7,200	7,200
Retained earnings	47,207	44,223
Accumulated other comprehensive income	4,149	4,613
Treasury stock, at cost, 739,047 shares in 2010 and 2009	(12,544)	(12,544)

Total Shareholders’ Equity	46,012	43,492

Total Liabilities and Shareholders’ Equity	$355,477	$376,004

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,
2010	2009
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$11,368	$12,041
Interest and dividends on securities:
Taxable	4,474	6,809
Exempt from federal income taxes	2,373	643
Other	2	3

Total Interest Income	18,217	19,496

Interest Expense
Deposits	2,366	3,083
Short-term borrowings	139	200
Long-term borrowings	237	899

Total Interest Expense	2,742	4,182

Net Interest Income	15,475	15,314

Provision for Loan Losses	-	-

Net Interest Income after Provision for Loan Losses	15,475	15,314

Other Operating Income
Service charges on deposit accounts	505	583
Other service charges and fees	772	753
Net security losses	(5)	-
Trust department income	947	925
Income from investment in life insurance	508	485
Other income	181	221

Total Other Operating Income	2,908	2,967

Other Operating Expenses
Salaries and employee benefits	6,070	5,724
Net occupancy	837	819
Furniture and equipment	537	525
Professional fees	432	385
Pennsylvania shares tax	501	507
FDIC insurance expense	343	452
ATM expenses	352	367
Director fees	471	476
Other expenses	2,035	1,991

Total Other Operating Expenses	11,578	11,246

Income before Income Taxes	6,805	7,035

Income Tax Expense	1,304	1,906

Net Income	$ 5,501	$ 5,129

Earnings per Share, Basic	$ 1.92	$ 1.79

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2010 and 2009

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance – December 31, 2008	$7,200	$41,616	$2,490	$(12,238)	$39,068
Comprehensive income:
Net income	-	5,129	-	-	5,129
Change in unrealized net gains on securities available for sale, net of deferred income tax expense	-	-	2,123	-	2,123

Total Comprehensive Income	-	-	-	-	7,252

Cash dividends paid, $0.88 per share	-	(2,522)	-	-	(2,522)
Purchases of treasury stock (20,000 shares)	-	-	-	(306)	(306)

Balance – December 31, 2009	7,200	44,223	4,613	(12,544)	43,492
Comprehensive income:
Net income	-	5,501	-	-	5,501
Change in unrealized net loss on securities available for sale, net of reclassification adjustment and deferred income tax benefit	-	-	(464)	-	(464)

Total Comprehensive Income					5,037

Cash dividends paid, $0.88 per share	-	(2,517)	-	-	(2,517)

Balance – December 31, 2010	$7,200	$47,207	$4,149	$(12,544)	$46,012

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31,
2010	2009
(In Thousands)
Cash Flows from Operating Activities
Net income	$ 5,501	$ 5,129
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	407	414
Amortization of intangibles	98	98
Net accretion of securities and loan fees	(129)	(308)
Net security losses	5	-
Income from investment in life insurance	(508)	(485)
Gain on life insurance death benefit	-	(21)
Deferred tax expense (benefit)	30	59
Decrease (increase) in accrued interest receivable and other assets	236	(1,598)
Decrease in accrued interest payable and other liabilities	(184)	(435)

Net Cash Provided by Operating Activities	5,456	2,853
Cash Flows from Investing Activities
Purchases of securities	(25,239)	(59,889)
Maturities, calls and principal repayments of securities	32,432	39,268
Purchases of restricted bank stock	-	(600)
Maturities of restricted bank stock	228	-
Net decrease in loans	13,058	10,710
Proceeds from life insurance death benefit	-	185
Proceeds from sale of foreclosed assets	3	5
Purchases of premises and equipment	(182)	(413)

Net Cash Provided by (Used in) Investing Activities	20,300	(10,734)
Cash Flows from Financing Activities
Net increase in deposits	6,764	12,643
Net (decrease) increase in short-term borrowings	(31,150)	17,675
Repayment of long-term borrowings	-	(20,000)
Dividends paid	(2,517)	(2,522)
Purchases of treasury stock	-	(306)

Net Cash (Used in) Provided by Financing Activities	(26,903)	7,490

Net Decrease in Cash and Cash Equivalents	(1,147)	(391)

Cash and Cash Equivalents – Beginning	6,741	7,132

Cash and Cash Equivalents – Ending	$ 5,594	$ 6,741

Supplementary Cash Flows Information
Interest paid	$ 2,862	$ 4,456

Income taxes paid	$ 1,375	$ 1,985

Loans transferred to foreclosed real estate	$ 80	$ 30

Non-Cash Investing Activities
Purchase of investment securities not settled until 2011 included in other assets and other liabilities	$ 1,731	$ 0

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

As of December 31, 2010, the Corporation employed 108 people in full-time and part-time positions.  Fifty-seven (57) employees are represented by the United Auto Workers, Local 1799.  In 2008, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2014.

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

Note 1 – Summary of Significant Accounting Policies (Continued)

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The loans receivable portfolio is segmented into commercial, residential mortgage, and loans to individuals.  Commercial loans consist of the following classes: commercial, industrial and other commercial financing, and commercial real estate.  The residential loan segment has one class, one- to four-family first lien residential mortgage loans.   Loans to individuals consist of one class, which includes all consumer loans to individuals.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally twelve months) and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans.  The allowance for credit losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable is charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely.  Non-residential consumer loans are generally charged off no later than 90 days past due on a contractual basis, earlier in the event of Bankruptcy, or if there is an amount deemed uncollectible.  Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance.  The allowance is based on the Corporation’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including commercial

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate, home equity and other consumer loans.  These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors.  These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.
4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.
6.	Quality of the Corporation’s loan review system, and the degree of oversight by the Corporation’s Board of Directors.

7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.
8.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The following discusses key risk within each portfolio segment:

Commercial, industrial and other financing – these loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the company is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the company. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

Commercial real estate – These loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes such as strip malls and apartment buildings. Individual projects as well as global cash flows are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business prospects of the lessee, if the project is not owner occupied.

Residential mortgages – These are loans secured by 1-4 family residences, including purchase money mortgages. We currently originate fixed-rate, fully amortizing mortgage loans with maturities of 15 to 30 years.  The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this portfolio, since low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Loans to individuals – Loans made to individuals may be secured by junior lien positions on a borrower’s primary residence or other assets of the borrower, as well as unsecured loans. This segment includes home equity loans, auto loans, and secured or unsecured lines.  The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

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

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and industrial loans, commercial real estate loans and commercial construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Corporation’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

For commercial loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For commercial and industrial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower’s financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of smaller balance homogeneous loans are not collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

Loans whose terms are modified are classified as troubled debt restructurings if the Corporation grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for twelve consecutive months after modification.   Loans classified as troubled debt restructurings are designated as impaired.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.  Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss.  Loans classified as special mention have potential weaknesses that deserve management’s close attention.  If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.  Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They include loans that are inadequately protected by the current sound

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable.   Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses.  Loans not classified are rated pass.

In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Corporation’s allowance for loan losses and may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2010 and 2009 was $716,000 and $639,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2010 was $146,000 net of accumulated amortization of $829,000, which is included in other assets.  Amortization expense of $98,000 was recorded for the years ended December 31, 2010 and 2009. Amortization expense is estimated to be $98,000 for 2011 and $48,000 in 2012.

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

Bank Owned Life Insurance

The Corporation invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses.  BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees.  The Corporation is the owner and beneficiary of the policies.  This life insurance investment is carried at the

Note 1 – Summary of Significant Accounting Policies (Continued)

Bank Owned Life Insurance (Continued)

cash surrender value of the underlying policies.  Income from the investment in the policies is included in other operating income on the income statement.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2010 and 2009 was $170,000 and $180,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.  Assets under management in the trust department totaled $183,766,000 and $165,163,000 at December 31, 2010 and 2009, respectively.

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 2,860,953 in 2010 and 2,866,338 in 2009. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Note 1 – Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right)to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Restricted Investment in Bank Stock

Federal law requires the Bank, a member institution of the Federal Home Loan Bank system, to hold stock of its district Federal Home Loan Bank (FHLB) according to a predetermined formula.  This restricted stock is carried at cost and as of December 31, 2010, consists of the common stock of FHLB of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.  The FHLB of Pittsburgh repurchased 5% or $228,000 of capital stock from the corporation in 2010.  The FHLB dividend suspension remains in effect.

The Corporation evaluates impairment in FHLB stock when certain conditions warrant further consideration. In December 2008, the FHLB voluntarily suspended dividend payments on its stock as well as the repurchase of excess stock from members. The FHLB stated that this was due to a reduction in core earnings and concern over the FHLB's capital position. After evaluating such factors as the capital adequacy of the FHLB, its overall operating performance and the FHLB's liquidity and funding position, the Corporation concluded that the par value was ultimately recoverable and no impairment charge was recognized at December 31, 2010.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2010. Our evaluation of the factors described above in future periods could result in the recognition of impairment charges on FHLB stock.

Subsequent Events

Commercial National Financial Corporation has evaluated subsequent events through the date these consolidated financial statements were filed with the Securities and Exchange Commission.  We have incorporated into these consolidated financial statements the effect of all material known events determined by ASC Topic 855, “Subsequent Events,” to be recognizable events.

New Accounting Standards

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, to address diversity in practice concerning pro forma revenue and earnings disclosure requirements for business combinations. This update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings. These requirements are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Adoption of this standard is not anticipated to have a material effect on the financial statements, results of operations or liquidity of the Corporation.

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, to provide financial statement users with greater transparency about credit quality of financing receivables and allowance for credit losses. This update requires additional disclosures as of the end of a reporting period and additional disclosures about activity that occurs during a reporting period that will assist financial statement users in assessing credit risk exposures and evaluating the adequacy of the allowance for credit losses.

The additional disclosures are required to be provided on a disaggregated basis. ASU No. 2010-20 defines two levels of disaggregation and provides additional implementation guidance to determine the appropriate level of disaggregation of information. The disclosures should facilitate evaluation of the nature of the credit risk inherent in a portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses.

The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Disclosures required by this standard did not have a material effect on the financial statements, results of operations or liquidity of the Corporation.

Modification of a Loan That is Part of a Pool That is Accounted for as a Single Asset

In April 2010, the FASB issued ASU No. 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset. ASU No. 2010-18 provides that modifications of acquired loans with deteriorated credit quality that are accounted for within a pool do not result in removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled asset restructuring. ASU No. 2010-18 is effective for modifications occurring in the first interim or annual reporting period ending on or after July 15, 2010. Adoption of this standard did not have a material effect on the financial statements, results of operations or liquidity of the Corporation.

Fair Value Disclosures

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. The ASU clarifies existing disclosure requirements and requires additional disclosures regarding fair value measurements. This standard clarifies that an entity should provide fair value disclosures by class rather than major category of assets and liabilities, resulting in a greater level of disaggregated information presented in all fair value disclosures. ASU 2010-06 also clarifies that, for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), an entity is required to describe valuation techniques and the inputs used in determining the fair values of each class of assets and liabilities and to disclose a change in valuation technique and the reason for making that change. Additionally, the ASU requires an entity to discuss the reasons for transfers in or out of Level 3 and, if significant, to disclose these transfers on a gross basis, to disclose on a gross basis the amounts and reasons for significant transfers between Level 2 and Level 3 of the fair value hierarchy, and to disclose its policy for determining when transfers between Levels are recognized. This standard was effective for interim and annual reporting periods that began after December 15, 2009. Adoption of this standard did not have a material effect on the financial statements, results of operations or liquidity of the Corporation.

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits.  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2010 and 2009 was approximately $100,000.

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In Thousands)

December 31, 2010:

Obligations of states and political subdivisions	$ 64,691	$ 937	$ (180)	$ 65,448
Mortgage-backed securities	60,181	5,530	-	65,711

$124,872	$6,467	$ (180)	$131,159

December 31, 2009:
Obligations of states and political subdivisions	$ 41,629	$ 975	$ (241)	$ 42,363
Mortgage-backed securities	90,300	6,255	-	96,555

$131,929	$7,230	$ (241)	$138,918

The amortized cost and fair value of securities at December 31, 2010 by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$ -	$ -
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	124,872	131,159

$124,872	$131,159

Securities with amortized cost and fair values of $17,631,000 and $18,989,000, respectively, at December 31, 2010 and $19,979,000 and $21,357,000 respectively, at December 31, 2009 were pledged to secure public deposits and for other purposes required or permitted by law.

There were no gross gains and a gross loss of $5,000, incurred on one municipal bond that was called in 2010. There were no gross gains or losses realized on sales and calls of securities during 2009.

Note 3 - Securities (Continued)

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009:

	(In Thousands)
	December 31, 2010
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Obligations of states and political subdivisions	$11,183	$(180)	-	-	$11,183	$(180)
	(In Thousands)
	December 31, 2009

Obligations of states and political subdivisions	$12,900	$(241)	-	-	$12,900	$(241)

The Corporation reviews its position quarterly to determine if there is Other-Than-Temporary Impairment (OTTI) on any of its securities.   All of the Corporation’s securities are debt securities and we assess whether OTTI is present when the fair value of a security is less than its amortized cost basis.  The Corporation monitors the credit ratings of all securities for downgrades as well as any other indication of OTTI condition.  As of December 31, 2010 there were ten municipal bonds in an unrealized loss position.  These unrealized losses are considered to be temporary impairments.  The decline in the value of these debt securities is due only to interest rate fluctuations and not any deterioration in credit quality.  As a result, the Corporation currently expects full payment of contractual cash flows, including principal from these securities. Management has the intent and ability to hold these securities until market recovery or maturity, therefore none of the unrealized losses on securities are deemed to be other than temporary.

At December 31, 2010, all debt securities with temporarily impaired losses have been rated by Moody’s and/or S&P with an “A” or better debt rating.

The Corporation has entered an agreement in December 2010 to purchase two municipal securities with a January 2011 settlement date. The corporation’s commitment is $1.71 million to purchase bonds with a par value of $1.73 million.  The commitments are recognized in other assets and other liabilities as of December 31, 2010.

Note 4 - Loans

Loans are summarized as follows:

December 31,
2010	2009
(In Thousands)

Commercial
Commercial , Industrial & Other	$ 36,245	$ 40,316
Commercial real estate	63,529	61,412
Residential mortgages	68,755	77,211
Loans to Individuals	23,377	26,153

$191,906	$205,092

Note 5 – Credit Quality Indicators

The allowance for loan loss calculation methodology includes further segregation of loan classes into risk rating categories.  The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.   Credit quality risk ratings include categories of “pass,” “special mention,” “substandard” and “doubtful.” Assets which do not currently expose the insured institution to sufficient risk, warrant classification as pass.  Assets that are not classified as pass and possess weaknesses are required to be designated “special mention.”  If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.   “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected.   Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Corporation's internal risk rating system as of December 31, 2010:
(Dollars in Thousands)

	Pass	Special Mention	Substandard	Doubtful	Total

Commercial
Commercial,
Industrial & Other	$ 35,802	$ 90	$ 353	$ 0	$ 36,245
Commercial real estate	50,554	5,362	7,613	0	63,529
Residential mortgages	68,498	105	152	0	68,755
Loans to Individuals	23,331	46	0	0	23,377

Total	$178,185	$ 5,603	$ 8,118	$ 0	$191,906

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the receivable as determined by the length of time a recorded payment is past due.  The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2010:
(Dollars in Thousands)

	30-89 Days Past Due	>90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans

Commercial
Commercial,
Industrial & Other	$0	$0	$0	$0	$36,245	$36,245
Commercial real estate	0	0	16	16	63,513	63,529
Residential mortgages	6	0	99	105	68,650	68,755
Loans to individuals	29	0	34	63	23,314	23,377

Total	$35	$0	$149	$184	$191,722	$191,906

Note 5 – Credit Quality Indicators (Continued)

Past due loans are reviewed on a monthly basis to identify loans for non-accrual status.  The Corporation places a loan on non-accrual status and discontinues interest accruals when principal or interest is due and has remained unpaid for 90 days.  When a loan is placed on non-accrual status, all unpaid interest recognized in the current year is reversed and interest accrued in prior years is charged to the allowance for loan losses.  Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate collectability of the remaining principal and interest is reasonably assured.

Loans on which the accrual of interest has been discontinued amounted to $149,000 and $261,000 at December 31, 2010 and 2009, respectively. There were no loan balances past due 90 days or more and still accruing interest at December 31, 2010 and 2009.

The following table summarizes information in regards to impaired loans by loan portfolio class as of December 31, 2010.

(Dollars in Thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Commercial
Commercial,
Industrial & Other	$44	$44	$0	$52	$4
Commercial real estate	317	317	0	336	22
Residential mortgages	40	40	0	44	3
Loans to Individuals	0	0	0	0	0
Subtotal	401	401	0	432	29
With an allowance recorded:
Commercial
Commercial,
Industrial & Other	236	236	26	254	11
Commercial real estate	741	741	87	748	37
Residential mortgages	0	0	0	0	0
Loans to Individuals	0	0	0	0	0
Subtotal	977	977	113	1,002	48
Total	$1,378	$1,378	$113	$1,434	$77

At December 31, 2010 and 2009, the total recorded investment in loans considered to be impaired was $1,378,000 and $1,504,000, respectively.  The average recorded investment in impaired loans during 2010 and 2009 was $1,434,000 and $1,530,000, respectively. Impaired loans with balances of $977,000 and $985,000 at December 31, 2010 and 2009 had related allowance for loan loss of $113,000 and $119,000, respectively. Interest income on impaired loans of $77,000 and $86,000 was recognized in 2010 and 2009, respectively.

Note 5 – Credit Quality Indicators (Continued)

The following table provides detail related to the allowance for loan losses as of December 31, 2010:
(Dollars in Thousands)

	Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:
Beginning Balance	$109	$1,423	$134	$36	$20	$1,722
Charge-offs	0	0	(25)	(14)	0	(39)
Recoveries	1	0	0	2	0	3
Provision	(3)	(45)	1	7	40	0
Ending Balance	$107	$1,378	$110	$31	$60	$1,686
Ending balance: individually evaluated for impairment	$26	$87	$0	$0	$0	$113
Ending balance: collectively evaluated for impairment	$81	$1,291	$110	$31	$60	$1,573
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Loans receivable:
Ending Balance	$36,245	$63,529	$68,755	$23,377	$0	$191,906
Ending balance: individually evaluated for impairment	$280	$1,058	$40	$0	$0	$1,378
Ending balance: collectively evaluated for impairment	$35,965	$62,471	$68,715	$23,377	$0	$190,528
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Note 5 – Credit Quality Indicators (Continued)

The following table provides detail related to the allowance for loan losses as of December 31, 2009:
(Dollars in Thousands)

	Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:
Beginning Balance	$108	$1,520	$145	$48	$0	$1,821
Charge-offs	(9)	0	(49)	(42)	0	(100)
Recoveries	0	0	0	1	0	1
Provision	10	(97)	38	29	20	0
Ending Balance	$109	$1,423	$134	$36	$20	$1,722
Ending balance: individually evaluated for impairment	$47	$72	$0	$0	$0	$119
Ending balance: collectively evaluated for impairment	$62	$1,351	$134	$36	$20	$1,603
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Loans receivable:
Ending Balance	$40,316	$61,412	$77,211	$26,153	$0	$205,092
Ending balance: individually evaluated for impairment	$291	$1,164	$49	$0	$0	$1,504
Ending balance: collectively evaluated for impairment	$40,025	$60,248	$77,162	$26,153	$0	$203,588
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Note 6 - Financial Instruments with Off-Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit, financial standby letters of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The contract or notional amount of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.  The Corporation does not issue any other instruments with significant off-balance-sheet risk.

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

	December 31,
	2010	2009
	(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$36,406	$30,282
Standby letters of credit	243	435
Financial standby letters of credit	1,947	2,152

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2010 was $2,190,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $2,032,000.  The amount of the liability as of December 31, 2010 and 2009 for guarantees under standby letters of credit issued is not material.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2010 and 2009 is as follows:

2010	2009
(In Thousands)

Land	$437	$437
Premises	5,815	5,789
Leasehold improvements	301	301
Furniture and equipment	5,953	5,873

	12,506	12,400
Accumulated depreciation and amortization	(9,183)	(8,852)

$ 3,323	$ 3,548

Depreciation and amortization expense was $407,000 and $414,000 for the years ended December 31, 2010 and 2009, respectively.

Note 8 - Interest Bearing Deposits

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $31,211,000 and $36,626,000 at December 31, 2010 and 2009 respectively.

Interest bearing deposits at December 31, 2010 and 2009 are detailed as follows:

2010	2009
(In Thousands)

Savings accounts	$51,184	$45,347
NOW accounts	22,621	21,089
Money market accounts	36,716	29,166
Time deposits	88,764	99,868

$199,285	$195,470

Time deposits at December 31, 2010 had the following scheduled maturities (in thousands):

2011	$54,877
2012	12,918
2013	5,289
2014	7,164
2015	8,516

$88,764
Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2010 consisted of federal funds purchased of $7,700,000 and $10,000,000 of FHLB borrowings. The December 31, 2009 borrowings consisted of $3,850,000 of federal funds purchased and $45,000,000 of FHLB borrowings.

Note 9 - Short-Term Borrowings (Continued)

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2010	2009
(Dollars in Thousands)

Average balance during the year	$31,945	$36,401
Average interest rate during the year	0.43%	0.55%
Maximum month-end balance	$50,775	$49,850
Weighted average interest rate at end of the year	0.37%	0.35%

At December 31, 2010, the Corporation had approved but unused funding availability from lines of credit of $11,300,000.

Note 10 - Long-Term Borrowings

Long-term borrowings outstanding at December 31, 2010 and 2009 were $10,000,000.  The $10,000,000 outstanding as of December 31, 2010, represents one advance for an interest rate of 2.34% and a maturity date of January 3, 2012.  Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh and qualifying loans. The maximum remaining borrowing capacity from the FHLB at December 31, 2010 is approximately $93,216,000.

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  For the years ended December 31, 2010 and 2009, the amount was 5% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $260,000 and $253,000, for the years ended December 31, 2010 and 2009, respectively.

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

The components of other comprehensive income and related tax effects for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(In Thousands)
Unrealized (losses) gains On securities available for sale	$(707)	$3,216
Reclassification adjustment for loss realized in income	5	-

Net Unrealized (Losses) Gains	(702)	3,216

Tax effect (benefit)	(238)	1,093
Net of Tax Amount	$(464)	$2,123

Note 13 - Lease Commitments

The Corporation rents offices under operating leases that expire through 2019.  Lease expense amounted to $134,000 in 2010 and $119,000 in 2009.  Operating lease obligations at December 31, 2010 are as follows (in thousands):

2011	$144
2012	96
2013	94
2014	96
2015	88
Thereafter	197

$715

Note 14 - Income Taxes

The components of the net deferred tax liability at December 31, 2010 and 2009 are as follows:

2010	2009
(In Thousands)

Allowance for loan losses	$340	$340
Accrued benefits	34	42
Intangible assets	94	70
Other	12	10

Total Deferred Tax Assets	480	462

Deferred loan fees	64	68
Securities accretion	53	69
Unrealized net gain on securities available for sale	2,138	2,376
Depreciation	400	339
Other	7	-

Total Deferred Tax Liabilities	2,662	2,852

Net Deferred Tax Liability	$(2,182)	$(2,390)

The income tax provision for the years ended December 31, 2010 and 2009 is summarized as follows:

2010	2009
(In Thousands)

Current	$1,274	$1,847
Deferred	30	59

	$1,304	$1,906

Note 14 - Income Taxes (Continued)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2010 and 2009 are as follows:

2010	2009
(In Thousands)

Tax at statutory rates	$2,314	34.0%	$2,392	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(915)	(13.4)	(337)	(4.8)
Non-deductible interest expense	54	0.8	15	0.2
Increase in investment in life insurance	(158)	(2.3)	(165)	(2.3)
Other	9	0.1	1	0.0
	$1,304	19.2%	$1,906	27.1%

The Corporation adopted the revised provisions of ASC Topic 740, Income Taxes, as of January 1, 2007. The Corporation periodically reviews its tax position and applies a “more likely than not” recognition threshold for all tax uncertainties. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The Corporation establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize the benefit of the deferred tax assets or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessment of realizable deferred tax assets.  The Corporation had no unrecognized tax positions at December 31, 2010 and 2009.  The Corporation is no longer subject to U.S. federal income tax examinations for the years prior to 2008.  With limited exception, the Corporation is no longer subject to state income tax examinations for years prior to 2007.

Note 15 - Fair Value of Financial Instruments

The Corporation adopted FASB ASC 820 “Fair Value Measurements” effective January 1, 2008 for financial assets and liabilities that are measured and reported at fair value.  There was no impact from the adoption of FASB ASC-820 on the amounts reported in the consolidated financial statements. The primary impact of FASB ASC-820 on the Corporation’s financial statements was to expand required disclosures pertaining to the methods used to determine fair values.

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

Note 15 - Fair Value of Financial Instruments (Continued)

For assets measured at fair value on a recurring basis, the fair value measurement by level within the fair value hierarchy are as follows:

(Level 1) Quoted Prices In active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

December 31, 2010:		(In Thousands)
Obligations of states and political subdivisions	$ 0	$ 65,448	$ 0
Mortgage-backed securities	0	65,711	0

$ 0	$131,159	$ 0

December 31, 2009:
Obligations of states and political subdivisions	$ 0	$ 42,363	$ 0
Mortgage-backed securities	0	96,555	0

$ 0	$138,918	$ 0

We may be required to measure certain other financial assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.  The Level 3 disclosures shown below represent the carrying value of loans for which adjustments are primarily based on the appraised value of collateral or the present value of expected future cash flows, which often results in significant management assumptions and input with respect to the determination of fair value.  There were no realized or unrealized gains or losses relating to Level 3 financial assets and liabilities measured on a nonrecurring basis for the year ended December 31 2010 and December 31, 2009.

For assets measured at fair value on a nonrecurring basis, the fair value measurement by level within the fair value hierarchy used are as follows:

(Level 1) Quoted Prices In active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

December 31, 2010:		(In Thousands)

Impaired Loans	$ 0	$ 0	$ 864

December 31, 2009:

Impaired Loans	$ 0	$ 0	$ 866

Note 15 - Fair Value of Financial Instruments (Continued)

Impaired loans at December 31, 2010, which are measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans, had a carrying amount of  $977,000 with a valuation allowance of $113,000.

Impaired loans at December 31, 2009, which are measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans, had a carrying amount of $985,000 with a valuation allowance of $119,000.

The impaired loans at December 31, 2010 are the same loans as of December 31, 2009, with minor changes to principal outstanding and valuation allowances.

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

Securities Available for Sale

The Corporation utilizes a third party in determining the fair values for securities held as available for sale.  For the Corporation’s agency mortgage backed securities, the third party utilizes market data, pricing models that vary based on asset class and include available trade, bid and other market information. Methodology includes broker quotes, proprietary models, descriptive terms and conditions.  The third party uses their own proprietary valuation matrices in determining fair values for municipal bonds.  These matrices utilize comprehensive municipal bond interest rate tables daily to determine market price, movement and yield relationships.

Restricted Investments in Bank Stock

The carrying amounts of restricted investments in bank stock approximate the estimated fair value of such assets.

Loans Receivable

The estimated fair values of our fixed rate loans are estimated by discounting the future cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.  Fair values of variable rate loans subject to frequent re-pricing and which entail no significant credit risk are based on the carrying values.

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

Note 15 - Fair Value of Financial Instruments (Continued)

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

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	$5,594	$5,594	$6,741	$6,741
Securities available for sale	131,159	131,159	138,918	138,918
Restricted investments in bank stock	4,339	4,339	4,567	4,567
Net loans receivable	190,220	191,109	203,370	203,553
Accrued interest receivable	1,519	1,519	1,456	1,456
Financial liabilities:
Deposits	$276,494	$272,035	$269,730	$264,300
Short-term borrowings	17,700	17,700	48,850	48,850
Long-term borrowings	10,000	10,172	10,000	10,139
Accrued interest payable	331	331	451	451

Off-balance sheet financial instruments	-	-	-	-

Note 16 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount outstanding to these directors and principal officers was approximately $199,000 and $209,000 at December 31, 2010 and 2009, respectively.  During 2010, advances totaled $200 and repayments were $10,000.

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2010 and 2009 for Commercial Bank & Trust of PA:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2010
Total capital (to risk-weighted assets)	$43,326	20.7%	$	≥16,710	≥8.0%	$	≥20,888	≥10.0%
Tier 1 capital (to risk-weighted assets)	41,640	19.9		≥ 8,355	≥4.0		≥12,533	≥ 6.0
Tier 1 capital (to average assets)	41,640	11.9		≥14,000	≥4.0		≥17,500	≥ 5.0

As of December 31, 2009
Total capital (to risk-weighted assets)	$40,293	19.1%	$	≥16,915	≥8.0%	$	≥21,144	≥10.0%
Tier 1 capital (to risk-weighted assets)	38,570	18.2		≥ 8,458	≥4.0		≥12,686	≥ 6.0
Tier 1 capital (to average assets)	38,570	10.5		≥14,656	≥4.0		≥18,320	≥ 5.0

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2010	2009
(In Thousands)

Assets
Cash	$32	$41
Investment in bank subsidiary	45,935	43,427
Other assets	108	54

Total Assets	$46,075	$43,522

Liabilities and Shareholders’ Equity
Liabilities	$63	$30
Shareholders’ equity	46,012	43,492

Total Liabilities and Shareholders’ Equity	$46,075	$43,522

Statements of Income

Years Ended December 31,
2010	2009
(In Thousands)

Dividends from bank subsidiary	$2,634	$2,943
Fees from bank subsidiary	419	380
Expenses	(577)	(533)

Income before taxes and equity in undistributed earnings of subsidiaries	2,476	2,790
Income tax benefit	(53)	(52)

	2,529	2,842
Equity in undistributed earnings of subsidiaries	2,972	2,287

Net Income	$5,501	$5,129

Note 18 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2010	2009
(In Thousands)

Cash Flows from Operating Activities
Net income	$5,501	$5,129
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings from subsidiaries	(2,972)	(2,287)
Increase in other assets	(54)	(39)
Increase in liabilities	33	10

Net Cash Provided by Operating Activities	2,508	2,813

Cash Flows from Financing Activities
Dividends paid	(2,517)	(2,522)
Purchase of treasury stock	-	(307)

Net Cash Used in Financing Activities	(2,517)	(2,829)

Net Decrease in Cash	(9)	(16)

Cash – Beginning	41	57

Cash – Ending	$32	$41