Form 10-K, Exhibit 13
period 2011-12-31
COMMERCIAL NATIONAL FINANCIAL CORP /PA
filed 2012-03-28
CIK 866054

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

Overview

The purpose of this discussion and the accompanying financial data is to provide aid in understanding and evaluating the financial condition and results of operations of the Corporation for the years ended December 31, 2011 and 2010. This information should be read in conjunction with the consolidated financial statements and related footnotes for the years under review.

The Corporation is a one-bank holding company, with wholly-owned subsidiaries Commercial Bank & Trust of PA (the Bank), and Ridge Properties, Inc.

The Corporation reported net income of $6.7 million or $2.35 per share for the year ended 2011 compared to $5.5 million or $1.92 per share for the year ended 2010. The Corporation’s return on average assets ratios for 2011 and 2010 were 1.77% and 1.50%, respectively. Return on average equity for the two periods were 13.84% and 12.08%, respectively.    The Corporation’s dividend payout ratios for 2011 and 2010 were 40.90% and 45.77%, respectively. The average equity to average asset ratios were 12.79% for 2011 and 12.38% for 2010.

The Corporation’s largest segment of operating results is dependent upon net interest income. Net interest income is calculated as earnings on interest-earning assets less interest paid on interest-bearing liabilities. For the years ended 2011 and 2010, net interest income was $16.4 million and $15.5 million. The related tax-equivalent net interest margin for these two years was 5.42% and 5.14%, respectively. The 2011 increase in the margin is mostly due to the decrease in the cost of interest-bearing liabilities, which decreased significantly in 2011.  The Corporation anticipates it will be difficult to increase volume of outstanding loans in 2012 due to the slow economic recovery within Westmoreland County.  Other factors that can affect the Corporation’s operating results are activity in the loan loss provision and components of non-interest income and non-interest expense.

Overview (Continued)

The business strategy for 2012 is to continue to pursue loan and deposit growth, acknowledging the difficult economic environment.  In the beginning of March 2012, the Corporation made a strategic decision to sell all of the Corporations taxable municipal bonds and a select few tax-free bonds.  This reduction in earning assets will reduce interest income in 2012 when compared with 2011.  The Corporation plans on eliminating all FHLB borrowings with the proceeds from the bond sales.  The Corporation anticipates lower net interest margins in 2012 compared with 2011, due to the sale of the municipal bonds noted.  The Corporation did recognize a $3.2 million gain (pre-tax) on the sale of the municipal bonds.  (See subsequent event disclosure included in Note 3).

Financial Condition

Total assets of the Corporation were $401.0 million on December 31, 2011 compared to $355.0 million on December 31, 2010. This increase in assets is mainly due to an increase in investments and a decrease in loans receivable. The increase in total liabilities is due to the increase in customer deposits and the increase in short-term borrowings.

The loan portfolio is comprised mostly of residential and commercial real estate secured loans. These loans consist of residential mortgages, commercial mortgages and home equity term loans and lines of credit. Additionally, the loan portfolio includes commercial, tax-free and other consumer loans.

The total loan portfolio decreased $12.5 million in 2011, with an end of year balance of $179.4 million compared with the 2010 end of year balance of $191.9 million. The decrease was the result of the following; a $9.8 million decrease in residential mortgages, a $2.9 million reduction in loan to individuals, which includes home equity loans, a $500,000 decline in commercial and industrial loans, offset by a $700,000 increase in commercial real estate loans.
Total investment securities increased $58.7 million during 2011. The Corporation purchased $74.1 million of municipal bonds in 2011. These purchases were offset by the following; $16.0 million in principal pay-downs of mortgage-backed securities and $3.3 million in calls of municipal bonds.  The Corporation’s investments increased in fair value by $3.9 million.  All of the Corporation’s investment securities are held as available for sale. These securities consist of mortgage-backed securities and taxable and tax-free municipal bonds. All of the mortgage-backed securities are top rated US Government Agencies.  The Corporation also owns restricted Federal Home Loan Bank stock. Depending upon market fluctuations or other circumstances that may arise, such as changes in prepayment rates, the Corporation may sell securities for asset/liability management and liquidity purposes.

At December 31, 2011, total deposits were $303.8 million compared with $276.5 million as of December 31, 2010. This $27.3 million increase was the result of the following: an increase of $12.5 million in non-interest bearing demand deposits, a $5.6 million increase in NOW accounts, a $3.6 million increase in money market accounts, and an $8.9 million increase in savings accounts.  These increases were offset by a $3.3 million decrease in certificates of deposits in 2011. The decrease in the certificate of deposits was due to the Corporation maintaining a conservative position when pricing certificates of deposits.  The Corporation attributes the increase in the other interest bearing deposits to customers placing their funds in liquid, FDIC insured accounts that provide flexibility and safety.

Total short-term borrowings increased $11.8 million in 2011, ending the year at $29.4 million compared to the 2010 balance of $17.7 million.  Long-term borrowings remained the same at $10.0 million in 2011 and 2010.

Shareholders’ equity was $52.5 million on December 31, 2011, compared to $46.0 million on December 31, 2010, an increase of $6.5 million. The change in shareholders’ equity consists of net income of $6.7 million and an increase in other comprehensive income of $2.6 million, offset by dividends paid of $2.7 million.  Book value per common share at year-end 2011 increased by 14.24% to $18.37 from $16.08 at year-end 2010.

Share Repurchase

During 2011, the Corporation did not purchase any treasury shares.

Results of Operations

Net income increased $1.2 million, or 22.07%, to $6.7 million for the year ended December 31, 2011 from $5.5 million for the year ended December 31, 2010.

Net Interest Income

Interest income for 2011 was $18.4 million, compared with $18.2 million in 2010.  Loan income in 2011 was $10.6 million compared to $11.4 million in 2010.  The decrease in loan income was due to lower average loan balances and lower yields in 2011 compared to 2010. Loan outstanding averages in 2011 were $9.9 million lower than 2010, loan yields for 2011 decreased eleven (11) basis points to 5.62%. This decrease in the loan yield is due to lower market rates for new loans and existing loans tied to the prime rate. The security portfolio of the Corporation is significantly different in composition in 2011 compared with 2010. The Corporation’s average balance for tax-free municipal bonds was $82.6 million in 2011 compared with $54.8 million in 2010.  These bonds provided a significant benefit of decreasing the Corporation’s overall tax rate in 2011. Investment income from securities increased $977,000 or 14.26% in 2011 compared with 2010.  The average securities balances increased 16.48% in 2011 compared to 2010. The yield on total average earning assets for 2011 and 2010 was 5.35% and 5.48%, respectively.

For 2011, interest expense was $2.0 million compared to $2.7 million in 2010, representing a $700,000 or 25.92% decrease in interest expense. The average interest bearing liabilities in 2011 were $241.0 million, a decrease of 0.48% compared with the 2010 averages. The cost of interest bearing liabilities decreased from 1.13% to 0.84% in 2011. This decrease in interest cost is due to lower rates on all interest-bearing liabilities in 2011.  In addition, higher cost certificate of deposit balances have decreased and have been replaced by less expensive savings and money market accounts.

 As a result of these factors, net interest income in 2011 was $16.4 million compared to $15.5 million in 2010.

Net Interest Income (Continued)

The following table displays the Corporation’s average balance sheet, annual interest earned and paid, and annual yields on interest earning assets and interest-bearing liabilities for 2011 and 2010.
Financial Comparisons
Consolidated Average Balance Sheet, Interest Income/Expense and Rates
(Dollars in Thousands)

2011	2010
Average Balance	Interest Income/ Expense	Yield or Rate (a)	Average Balance	Interest Income/ Expense	Yield or Rate (a)

Interest-earning assets
Loans net of unearned income (b) (c)	$188,679	$10,782	5.71%	$198,537	$11,532	5.81%
Taxable securities (d)	68,995	4,153	6.02	74,045	4,476	6.04
Non-taxable securities (d)	82,576	5,565	6.74	54,774	3,595	6.56
Interest-bearing deposits with banks	392	1	0.26	458	2	0.43
Total earning assets	340,642	20,501	6.02	327,814	19,605	5.98

Non-interest-earning assets
Cash	6,310			6,668
Allowance for loan losses	(1,677)			(1,703)
Other assets	34,057			34,731
Total non-interest-earning assets	38,690			39,696

Total assets	$379,332			$367,510

Liabilities and Shareholders’ Equity
Interest-bearing deposits
NOW accounts	$25,141	$17	0.07%	$23,105	$33	0.14%
Money Market accounts	36,396	161	0.44	33,339	224	0.67
Savings deposits	56,269	157	0.28	48,651	231	0.47
Time deposits	88,378	1,399	1.58	95,144	1,878	1.97
Short-term borrowings	24,833	59	0.24	31,945	139	0.45
Long-term borrowings	10,000	237	2.37	10,000	237	2.37
Total interest-bearing liabilities	241,017	2,030	0.84	242,184	2,742	1.13

Non-interest-bearing deposits	86,014			75,799
Other liabilities	3,773			4,000
Shareholders' equity	48,528			45,527
Total non-interest-bearing
Funding sources	138,315			125,326

Total liabilities and
shareholders' equity	$379,332			$367,510

Net interest income and net
Yield on interest earning assets		$18,471	5.42%		$16,863	5.14%	$12,055	5.14%

(a)	Yields on interest earning assets have been computed on a tax-equivalent basis using the 34% federal income tax statutory rate.
(b)	Income on non-accrual loans is accounted for on the cash basis, and the loan balances are included in interest earning assets.
(c)	Loan income includes net loan fees/costs.
(d)	The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity. Averages for AFS Securities does not include FHLB stock.

                 Net Interest Income (Continued)

The following table illustrates the impact and interaction of rate and volume changes for the years under review.  Yields on earning assets have been computed on a tax-equivalent basis using 34% tax rate.

Analysis of Year-to-Year Changes in Net Interest Income
(Dollars in Thousands)

	2011 Change from 2010
	Change Due	Change Due	Total
	To Volume	To Rate	Change

Interest-earning assets
Loans net of unearned income	$(573)	$(177)	$(750)
Securities
Taxable	(305)	(18)	(323)
Non-taxable	1,825	145	1,970
Interest-bearing deposits with banks	0	(1)	(1)

Total interest income	947	(51)	896

Interest-bearing liabilities
Deposits	70	(702)	(632)
Short-term borrowings	(31)	(49)	(80)
Long-term borrowings	0	0	0
			1,22
Total interest expense	39	(751)	(712)

Net interest income	$908	$700	$1,608

Other Operating Income and Expense

Total other operating income declined slightly in 2011 compared with 2010.  The year-to-year comparisons were: trust income increased $122,000 in 2011, due to an increase in the market value of assets under management and higher estate fees in 2011 and service charges on deposit accounts decreased $81,000 in 2011 compared to 2010.  The major changes within service charges were, overdraft fees declined by $122,000 due to customers reducing the number of times they overdrew their accounts in 2011 compared with 2010.  These decreases were partially offset by a $45,000 increase in debit card fees.

Other operating expenses were $11.3 million in 2011 compared with $11.6 million in 2010.  Total salaries and employee benefits expense increased $62,000 in 2011; the primary reason for the increase was an increase in health insurance of $91,000, offset by a decrease of $28,000 in salaries.  Furniture and equipment expense decreased by $137,000 in 2011 compared with 2010, mainly due to a decrease of $33,000 in equipment maintenance costs in 2011, a $23,000 decrease in equipment depreciation, a $27,000 decrease in equipment supplies and a decrease of $42,000 in software amortization in 2011.  Legal and professional fees decreased by $51,000, mainly due to a reduction of professional service costs incurred within the trust department.  FDIC cost decreased in 2011 due to a change in the assessment method, which lowered the FDIC insurance expense in the third and fourth quarters of 2011.  ATM expense increased by $39,000 in 2011 and other expenses decreased $76,000.

Federal income tax for 2011 and 2010 was $1.3 million.  The Corporation’s effective tax rates were 15.8% in 2011 and 19.2% in 2010. The large reduction in the effective tax rate in 2011 is the result of carrying a higher percentage of tax-exempt municipal bonds in the investment portfolio.

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

As of December 31, 2011, the Corporation had available funding of approximately $69.7 million at the FHLB with an additional $18.7 million of short-term funding available through federal funds lines of credit.

The Corporation has outstanding commitments to fund loans that are made in the normal course of business. At December 31, 2011, the commitments stood at $28.9 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Cash flows provided from operating activities in 2011 was $6.1 million, compared with $5.5 million provided by operating activities in 2010.

Cash flows used by investing activities totaled $41.6 million in 2011, compared to cash provided by investing activities in 2010 of $20.3 million.  The majority of cash used by investing activities in 2011 was to increase investments by $54.8 million.  Loan balance declines in 2011 provided $12.5 million in funds.

Cash flows provided by financing activities totaled $36.3 million in 2011, compared to $26.9 million used by financing activities in 2010.  Deposit growth in 2011 provided $27.3 million; in addition, an increase in short-term borrowings provided $11.8 million.  These items that provided cash were offset by $2.7 million used to pay dividends.

Interest Sensitivity and Market Risk

Time deposits of $100,000 or more at December 31, 2011 are as follows:

	Amount	Percent
	(in thousands)
Remaining maturity:

3 months or less	$3,610	10.4%
Over 3 through 6 months	8,940	25.8
Over 6 months through 12 months	6,792	19.6
Over 12 months	15,272	44.2

Total	$34,614	100%

 For additional information on deposits see Note 8 of Consolidated Financial Statements.

Interest Sensitivity and Market Risk (Continued)

The following table shows final loan maturities and rate sensitivities of the loan portfolio excluding consumer installment, mortgage and non-accrual loans and excluding unearned income at December 31, 2011 (in thousands):

	Within	One-Five	After
	One Year	Years	Five Years	Total

Commercial and industrial	$3,811	$9,858	$749	$ 14,418
Real estate-construction	557	473	890	1,920
Other	859	798	5,176	6,833

Totals	$5,227	$11,129	$6,815	$ 23,171

Loans at fixed interest rates		$8,749	$6,815
Loans at variable interest rates		2,380	0

		$11,129	$6,815

The following table presents a five-year summary of loan classifications at December 31 of each such year:

Loans by Classification at December 31,
(in thousands)

	2011	2010	2009	2008	2007

Commercial
Commercial ,
Industrial & Other	$35,715	$36,213	$40,282	$37,820	$41,990
Commercial real estate	64,137	63,466	61,359	61,408	62,779
Residential mortgages	58,993	68,758	77,216	85,575	86,412
Loans to Individuals	20,375	23,296	26,050	30,947	35,633

Total loans	179,220	191,733	204,907	215,750	226,814

Net unamortized
costs/(fees)	166	173	185	183	191

Total loans, net of
costs/(fees)	$179,386	$191,906	$205,092	$215,933	$227,005

Interest Sensitivity and Market Risk (Continued)

The following table presents the maturity distribution of securities at December 31, 2011.

	Maturity Distribution of Securities at December 31, 2011
	(Book Value in thousands)

	U.S	State &	Total	Weighted
	Govt.	Political	Amortized	Average
	Agencies (1)	Subdivisions (2)	Cost	TE Yield (2)

Within 1 year	$0	$0	$0	0.00%
After 1 but within 5 years	0	0	0	0.00%
After 5 but within 10 years	0	1,374	1,374	6.04%
After 10 years	44,194	134,151	178,345	6.44%

	$44,194	$135,525	$179,719	6.34%

Included in U.S. Government Agencies are mortgage-backed securities. These securities carry an amortized cost of $44.2 million and mature based upon their estimated contractual maturities. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay with or without prepayment penalties.

(1) Includes mortgage-backed securities (see above)
(2) Yield on tax-exempt obligations has been computed on a fully tax-equivalent basis (using statutory federal income tax rate of 34%)

	Fair Values of Securities at December 31,
	(in thousands)

	2011	2010	2009

U.S. Govt. Agencies	$48,945	$65,711	$96,555

Obligations of State & Political Subdivisions	140,953	65,448	42,363

	$189,898	$131,159	$138,918

The Corporation’s net earnings depend in large part upon the difference between the amounts earned on its loans and investment securities and the interest paid on its deposits and borrowed funds (interest-bearing liabilities).  The amounts the Corporation earns on its interest-earning assets and the amounts it pays on its interest-bearing liabilities are significantly affected by general economic conditions and by policies of regulatory authorities.

Market risk is the risk of loss from adverse changes in market prices and rates.  The Corporation’s market risk arises primarily from interest rate risk inherent in its lending, security investments, and deposit taking activities.  To that end, management actively monitors and manages its interest rate risk exposure.

The Corporation’s primary objective in managing interest rate risk is to minimize the adverse impact of interest rate changes on its net interest income and capital.  However, a sudden and substantial shift in interest rates may adversely impact the Corporation’s earnings to the extent that the interest earned on interest-earning assets and interest paid on interest-bearing liabilities do not change at the same frequency, to the same extent or on the same basis.

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

The amount of the provision (credit) for loan losses was $0 in 2011 and 2010.  For each of the same years, the net charge-offs (recoveries) against the allowance for loan losses was $13,000 and $36,000, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may be realized in the future, or that additional provisions for losses on loans will not be required.

Allowance for Loan Losses and Credit Review (Continued)

The table below provides an analysis of the allowance for loan losses for each of the five years ended December 31:

Years Ended December 31, (Dollars in thousands)
	2011	2010	2009	2008	2007

Loans outstanding at end of the year,
net of unearned income	$179,386	$191,906	$205,092	$215,933	$227,005

Average loans outstanding	$188,679	$198,537	$207,972	$219,000	$226,713

Allowance for loan losses:
Balance, beginning of year	$1,686	$1,722	$1,821	$1,869	$1,806

Loans charged off:
Commercial
Commercial, industrial & other	0	0	9	39	20
Commercial real estate	0	0	0	0	28
Residential mortgages	3	25	49	31	0
Loans to individuals	10	14	42	5	18
Total loans charged off	13	39	100	75	66

Recoveries:
Commercial
Commercial, industrial & other	0	1	0	8	24
Commercial real estate	0	0	0	2	5
Residential mortgages	0	0	0	0	0
Loans to individuals	0	2	1	2	10
Total recoveries	0	3	1	12	39

Net loans charged off/(recovered)	13	36	99	63	27
Provision charged/(credited) to expense	0	0	0	15	90

Balance, end of year	$1,673	$1,686	$1,722	$1,821	$1,869

Ratios:
Net (recoveries)/charge-offs as a
percentage of average loans
outstanding	0.01%	0.02%	0.05%	0.03%	0.01%

Allowance for loan losses
as a percentage of average loans
outstanding	0.89%	0.85%	0.83%	0.83%	0.82%

Management’s review and evaluation of loan loss experience and loan loss potential on outstanding loans occurs on a quarterly basis and includes a review of such factors as charge-off history, delinquent loans, loan collateral value, the borrower’s financial condition, current economic conditions and the current requirements of the appropriate regulatory agencies. As a result of this on-going study, management believes that the allowance for loan loss amount for December 31, 2011 is adequate.

Allowance for Loan Losses and Credit Review (Continued)

The following table summarizes the allocation of the allowance for loan losses for the past five years.

Years Ended December 31, (Dollars in thousands)
	2011	2010	2009	2008	2007

Commercial
Commercial, industrial & other	$155	$107	$109	$108	$110
Commercial real estate	1,360	1,378	1,423	1,520	1,480
Residential mortgages	94	110	134	145	104
Loans to individuals	25	31	36	48	35
Unallocated	39	60	20	0	140
Total	$1,673	$1,686	$1,722	$1,821	$1,869

The following table details for each of the most recent five years, the year-end loan amounts which were accounted for on a non-accrual basis or past due 90 days:

Dec. 31, 2011
Loans on non-accrual basis	$103
Loans past due 90 days or more	0
Total	$103

Dec. 31, 2010
Loans on non-accrual basis	$149
Loans past due 90 days or more	0
Total	$149

Dec. 31, 2009
Loans on non-accrual basis	$261
Loans past due 90 days or more	0
Total	$261

Dec. 31, 2008
Loans on non-accrual basis	$29
Loans past due 90 days or more	0
Total	$29

Dec. 31, 2007
Loans on non-accrual basis	$156
Loans past due 90 days or more	0
Total	$156

Loans that were past due 90 days or more, or were on non-accrual represented 0.06% of total loans on December 31, 2011, which was a decrease from 0.08% on December 31, 2010 and a decrease from 0.13% on December 31, 2009. The Corporation’s policy is to place a loan on non-accrual basis when it becomes 90 days past due provided that the loan is well collateralized and evidence indicates a reasonable likelihood for collection. Also, a loan is placed on non-accrual in the event of a material decline in business activity that may hinder the borrower’s ability to repay the loan.

As of December 31, 2011, $76,000 of non-accrual loans were paying principal or principal and interest with payments recognized on a cash basis.

At present, the Corporation has no knowledge of other outstanding loans that present a serious doubt in regard to the borrower's ability to comply with the current loan repayment terms. As of December 31, 2011 the Corporation had $647,000 in foreclosed real estate compared to $716,000 at the end of 2010.

In 2011, the gross amount of interest that would have been recorded on non-accrual loans would have been $8,000. The actual interest reflected in income on these loans was $5,000.

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

As of December 31, 2011, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted asset ratios of 20.9% and 21.6%, respectively. In 2011, the leverage ratio was 11.8%. At December 31, 2010, Commercial Bank & Trust of PA had Tier I and total equity capital to risk adjusted assets ratios of 19.9% and 20.7%, respectively. The leverage ratio was 11.9%.

The table below presents Commercial Bank & Trust of PA’s capital position at December 31, 2011.

(dollar amounts in thousands)		Percent
		of Adjusted
	Amount	Assets

Tier I Capital	$45,655	20.9%
Tier I Capital Requirement	8,753	4.0

Total Equity Capital	$47,328	21.6%
Risk-Based Requirement	17,506	8.0

Leverage Capital	$45,655	11.8%
Leverage Requirement	15,531	4.0

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

Market Makers

The following firms have committed to make a market in the stock of Commercial National Financial Corporation. Inquiries concerning their services should be directed to:

RBC Wealth Management	Stifel Nicolaus & Company, Inc.
100 Light Street	One Financial Plaza
Ninth Floor	501 North Broadway
Baltimore, MD 21202 410-685-2600	St. Louis, MO 63102 314-342-2000

Knight Capital Americas, L.P.	Boenning & Scattergood, Inc.
545 Washington Blvd	4 Tower Bridge, Suite 300
Jersey City, NJ 07310 201-222-9400	200 Barr Harbor Drive West Conshohocken, PA 19428 610-832-1212

UBS Securities, LLC	Citadel Securities LLC
677 Washington Blvd	131 South Dearborn Street
4th Floor	32nd Floor
Stamford, CT 06901	Chicago, IL 60603
203-719-3000	312-395-2100

Citigroup Global Markets Holdings Inc.	Hill, Thompson, Magid & Co. Inc.
388 Greenwich Street	15 Exchange Place
New York, NY 10013	Suite 800
212-816-6000	Jersey City, NJ 07302
201-434-69000

Susquehanna Capital Group
401 City Line Avenue
Suite 220
Bala Cynwyd, PA 19004
610-617-2600

Transfer Agent

Should you need assistance regarding changes in the registration of certificates or in reporting lost certificates please contact:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone (800) 368-5948
Email: info@rtco.com
Internet Address:www.rtco.com

Form 10-K

THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO ANY SHAREHOLDER A COPY OF ITS 2011 ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE MADE IN WRITING TO:

Commercial National Financial Corporation
Attn:  Wendy S. Schmucker, Secretary
P.O. Box 429
Latrobe, PA 15650

Report of Independent Registered Public Accounting Firm

            To the Board of Directors and Shareholders
Commercial National Financial Corporation
Latrobe, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Commercial National Financial Corporation and subsidiaries (the "Corporation") as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2011. The Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial National Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Pittsburgh, Pennsylvania
March 28, 2012

Consolidated Statements of Financial Condition

December 31,
2011	2010
(Dollars in Thousands, Except per Share Amounts)
Assets

Cash and due from banks	$6,275	$5,578
Interest bearing deposits with banks	185	16
Cash and Cash Equivalents	6,460	5,594

Investment securities available for sale	189,898	131,159
Restricted investments in bank stock	3,534	4,339

Loans receivable	179,386	191,906
Allowance for loan losses	(1,673)	(1,686)
Net Loans	177,713	190,220

Premises and equipment, net	3,085	3,323
Accrued interest receivable	2,545	1,519
Investment in life insurance	16,021	15,471
Other assets	1,790	3,852

Total Assets	$401,046	$355,477

Liabilities and Shareholders’ Equity

Liabilities

Deposits (all domestic):
Non-interest bearing	$89,690	$77,209
Interest bearing	214,126	199,285
Total Deposits	303,816	276,494

Short-term borrowings	29,450	17,700
Long-term borrowings	10,000	10,000
Other liabilities	5,231	5,271

Total Liabilities	348,497	309,465

Shareholders’ Equity

Common stock, par value $2 per share; authorized 10,000,000 shares; issued 3,600,000 shares; outstanding 2,860,953 shares in 2011 and 2010	7,200	7,200
Retained earnings	51,175	47,207
Accumulated other comprehensive income	6,718	4,149
Treasury stock, at cost, 739,047 shares in 2011 and 2010	(12,544)	(12,544)

Total Shareholders’ Equity	52,549	46,012

Total Liabilities and Shareholders’ Equity	$401,046	$355,477

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,
2011	2010
(In Thousands, Except per Share Amounts)

Interest Income
Interest and fees on loans	$10,599	$11,368
Interest and dividends on investments:
Taxable	4,152	4,474
Exempt from federal income taxes	3,673	2,373
Other	1	2

Total Interest Income	18,425	18,217

Interest Expense
Deposits	1,734	2,366
Short-term borrowings	59	139
Long-term borrowings	237	237

Total Interest Expense	2,030	2,742

Net Interest Income	16,395	15,475

Provision for Loan Losses	0	0

Net Interest Income after Provision for Loan Losses	16,395	15,475

Other Operating Income
Trust department income	1,069	947
Service charges on deposit accounts	1,055	1,136
Net security gains (losses)	9	(5)
Income from investment in life insurance	508	508
Other income	227	322

Total Other Operating Income	2,868	2,908

Other Operating Expenses
Salaries and employee benefits	6,132	6,070
Net occupancy	828	837
Furniture and equipment expense	400	537
Pennsylvania shares tax	503	501
Legal and professional fees	381	432
FDIC insurance	225	343
ATM expenses	391	352
Director fees	470	471
Software expense	280	249
Other expenses	1,679	1,786

Total Other Operating Expenses	11,289	11,578

Income before Income Taxes	7,974	6,805

Income Tax Expense	1,259	1,304

Net Income	$6,715	$5,501

Earnings per Share, Basic	$2.35	$1.92

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2011 and 2010

Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity
(In Thousands, Except per Share Amounts)

Balance – December 31, 2009	$7,200	$44,223	$4,613	$(12,544)	$43,492
Comprehensive income:
Net income	0	5,501	0	0	5,501
Other comprehensive income and reclassification adjustments, net of tax: Unrealized net loss on securities	0	0	(464)	0	(464)

Total Comprehensive Income					5,037

Cash dividends paid, $0.88 per share	0	(2,517)	0	0	(2,517)

Balance – December 31, 2010	7,200	47,207	4,149	(12,544)	46,012
Comprehensive income:
Net income	0	6,715	0	0	6,715
Other comprehensive income and reclassification adjustments, net of tax: Unrealized net gain on securities	0	0	2,569	0	2,569

Total Comprehensive Income					9,284

Cash dividends paid, $0.96 per share	0	(2,747)	0	0	(2,747)

Balance – December 31, 2011	$7,200	$51,175	$6,718	$(12,544)	$52,549

Consolidated Statements of Cash Flows
Years Ended December 31,
2011	2010
(In Thousands)
Cash Flows from Operating Activities
Net income	$6,715	$5,501
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	332	407
Net security (gains) losses	(9)	5
Amortization of intangibles	98	98
Net accretion of securities and loan fees	(21)	(129)
Income from investment in life insurance	(508)	(508)
Loss on other real estate owned	46	0
Deferred tax (benefit) expense	(96)	30
Net (increase) decrease in accrued interest receivable and other assets	(903)	236
Net increase (decrease) in accrued interest payable and other liabilities	463	(184)

Net Cash Provided by Operating Activities	6,117	5,456
Cash Flows from Investing Activities
Purchases of securities	(74,124)	(25,239)
Maturities, calls and principal repayments of securities	19,314	32,432
Redemption of restricted investments in bank stock	805	228
Net decrease in loans	12,474	13,058
Proceeds from sale of foreclosed real estate	49	3
Purchases of premises and equipment	(94)	(182)

Net Cash (Used in) Provided by Investing Activities	(41,576)	20,300
Cash Flows from Financing Activities
Net increase in deposits	27,322	6,764
Net increase (decrease) in short-term borrowings	11,750	(31,150)
Dividends paid	(2,747)	(2,517)

Net Cash Provided by (Used in) Financing Activities	36,325	(26,903)

Net Increase (Decrease) in Cash and Cash Equivalents	866	(1,147)

Cash and Cash Equivalents – Beginning	5,594	6,741

Cash and Cash Equivalents – Ending	$6,460	$5,594

Supplementary Cash Flows Information
Interest paid	$2,080	$2,862

Income taxes paid	$825	$1,375

Loans transferred to foreclosed real estate	$26	$80

Non-Cash Investing Activities
Purchase of investment securities not settled until 2011 included in other assets and other liabilities	$0	$1,731

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements include the accounts of Commercial National Financial Corporation (the Corporation) and its wholly-owned subsidiaries, Commercial Bank & Trust of PA and Ridge Properties, Inc.  All material intercompany transactions have been eliminated in consolidation.

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

As of December 31, 2011, the Corporation employed 108 people in full-time and part-time positions.  Fifty-seven (57) employees are represented by the United Auto Workers, Local 1799.  In 2008, the Corporation and bargaining unit employees entered into a labor agreement that will expire in February 2014.

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

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.
3.	Nature and volume of the portfolio and terms of loans.
4.	Experience, ability, and depth of lending management and staff.
5.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.
6.	Quality of the Corporation’s loan review system, and the degree of oversight by the Corporation’s Board of Directors.
7.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.
8.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The following discusses key risks within each portfolio segment:

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

The allowance for loan loss calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans.  Such evaluations for commercial and consumer loans are also made when credit deficiencies arise, such as delinquent loan payments.  Credit quality risk ratings include categories of “pass,” “special mention,” “substandard” and “doubtful.” Assets which do not currently expose the insured institution to sufficient risk, warrant classification as “pass.”  Assets that are not classified as “pass” and possess weaknesses are required to be designated “special mention.”  If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.  An asset is considered “substandard” if it is

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.   “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected.   Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”   In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Corporation’s allowance for loan losses and may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the balance sheet when they are funded.

Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosure.  A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.  Foreclosed real estate is initially recorded at fair value, net of estimated selling costs, at the date of foreclosure establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell.  Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.  Foreclosed real estate at December 31, 2011 and 2010 was $647,000 and $716,000, respectively, and is included in other assets.

Intangible Assets

The Corporation has amortizable intangible assets related to core deposit intangibles acquired in 2002 through the acquisition of a branch office.  These intangible assets are being amortized on a straight-line basis over a period of ten years.  The balance of these amortizable intangible assets at December 31, 2011 was $49,000 net of accumulated amortization of $926,000, which is included in other assets.  Amortization expense of $98,000 was recorded for the years ended December 31, 2011 and 2010. Amortization expense is estimated to be $49,000 in 2012.

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

Bank Owned Life Insurance

The Corporation invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses.  BOLI involves the purchase of life insurance by the Corporation on a chosen group of employees.  The Corporation is the owner and beneficiary of the policies.  This life insurance investment is carried at the cash surrender value of the underlying policies.  Income from the investment in the policies is included in other operating income on the income statement.

Note 1 – Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.  Total advertising expense for the years ended December 31, 2011 and 2010 was $154,000 and $170,000, respectively.

Trust Operations

Trust income is recorded on the cash basis, which approximates the accrual basis.  Securities and other property held by the Corporation in a fiduciary or agency capacity for customers of the Trust Department are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated financial statements.  Assets under management in the trust department totaled $141,350,000 and $183,766,000 at December 31, 2011 and 2010, respectively.

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

Earnings per Share

Basic earnings per share have been calculated on the weighted average number of shares outstanding of 2,860,953 in 2011 and 2010. The Corporation currently maintains a simple capital structure, thus there are no dilutive effects on earnings per share.

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

Restricted Investment in Bank Stock

Federal law requires the Bank, a member institution of the Federal Home Loan Bank system, to hold stock of its district Federal Home Loan Bank (FHLB) according to a predetermined formula.  This restricted stock is carried at cost and as of December 31, 2011, consists of the common stock of FHLB of Pittsburgh.  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Since the 2008 announcement to suspend dividends and the repurchase of capital stock, the FHLB’s financial condition has improved, giving them the capacity to repurchase $1.033 million of excess capital stock from the Corporation as of December 31, 2011.  In addition, in February 2012, the FHLB repurchased an additional $176,000 in excess capital stock and resumed paying dividends.

The Corporation evaluates impairment in FHLB stock when certain conditions warrant further consideration. After evaluating such factors as the capital adequacy of the FHLB, its overall operating performance and the FHLB's liquidity and funding position, the Corporation concluded that the par value was ultimately recoverable and no impairment charge was recognized at December 31, 2011.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2011. Our evaluation of the factors described above in future periods could result in the recognition of impairment charges on FHLB stock.

Subsequent Events

Commercial National Financial Corporation has evaluated subsequent events through the date these consolidated financial statements were filed with the Securities and Exchange Commission.  We have incorporated into these consolidated financial statements the effect of all material known events determined by ASC Topic 855, “Subsequent Events,” to be recognizable events.

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The ASU is the result of joint efforts by the FASB and International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments to ASC 820, Fair Value Measurement. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011. The Corporation has determined the adoption of this ASU will not have a material impact on its financial condition and results of operation.

Derecognition of in Substance Real Estate – a Scope Clarification

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-10, Derecognition of in Substance Real Estate – a Scope Clarification. This ASU clarifies previous guidance for situations in which a reporting entity would relinquish control of the assets of a subsidiary in order to satisfy the nonrecourse debt of the subsidiary. The ASU concludes that if control of the assets has been transferred to the lender, but not legal ownership of the assets; then the reporting entity must continue to include the assets of the subsidiary in its consolidated financial statements. The amendments in this ASU are effective for public entities for annual and interim periods beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013. Early adoption is permitted. The Corporation does not expect this ASU to have a significant impact on its consolidated financial statements.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in an effort to improve comparability between U.S. GAAP and IFRS financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. The Corporation does not expect this ASU to have a significant impact on its consolidated financial statements.

Presentation of Comprehensive Income

In September 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance eliminates the option to present components of other comprehensive income as part of the Statements of Changes to Stockholders’ Equity and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (OCI). The ASU does not change the items that must be reported in OCI. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Guidance must be applied retrospectively for all periods presented in the financial statements. Early adoption is permitted. The Corporation has determined the adoption of this ASU will not have a material impact on its financial condition and results of operation.

Note 1 – Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05

In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05. In response to stakeholder concerns regarding the operational ramifications of the presentation of these reclassifications for current and previous years, the FASB has deferred the implementation date of this provision to allow time for further consideration. The requirement in ASU 2011-05, Presentation of Comprehensive Income, for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011 for public companies, and fiscal years ending after December 15, 2012 for nonpublic companies. The adoption of this ASU will not have a significant impact on the Corporation’s consolidated financial statements.

Note 2 - Cash and Due from Banks

Regulations of the Board of Governors of the Federal Reserve System impose uniform reserve requirements on all depository institutions with transaction accounts and non-personal time deposits.  Reserves are maintained in the form of vault cash or a non-interest bearing balance held with the Federal Reserve Bank.  The Bank also maintains deposits with the Federal Reserve Bank and other banks for various services such as check clearing.  The required reserve at December 31, 2011 and 2010 was approximately $100,000.

Note 3 - Securities

The amortized cost and fair values of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
December 31, 2011:

Obligations of states and political subdivisions	$135,525	$5,685	$(257)	$140,953
Mortgage-backed securities	44,194	4,751	0	48,945

	$179,719	$10,436	$(257)	$189,898
December 31, 2010:
Obligations of states and political subdivisions	$64,691	$937	$(180)	$65,448
Mortgage-backed securities	60,181	5,530	0	65,711

$124,872	$6,467	$(180)	$131,159

The amortized cost and fair value of securities at December 31, 2011 by contractual maturity are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amortized Cost	Fair Value
(In Thousands)

Due within one year	$0	$0
Due after one year through five years	0	0
Due after five years through ten years	1,374	1,426
Due after ten years	178,345	188,472

$179,719	$189,898

Securities with amortized cost and fair values of $12,570,000 and $13,866,000, respectively, at December 31, 2011 and $17,631,000 and $18,989,000 respectively, at December 31, 2010 were pledged to secure public deposits and for other purposes required or permitted by law.

There was a gross gain of $9,000, incurred on one municipal bond that was called in 2011. There were no gross gains in 2010; however, there was a gross loss of $5,000 realized on sales and calls of securities during 2010.

Subsequent Event

The corporation sold $52.0 million in taxable municipals and $8.1 million in tax-free municipals in early March 2012.  These municipal bonds sales resulted in a $3.2 million (pre-tax) gain. This action was based on several factors.  The main factor was a strategic decision to decrease the Corporation’s market risk by reducing the average maturity of the bond portfolio.  In addition, the Corporation determined the potential future credit risk associated with municipal bonds should be reduced. These municipal bond sales provide the Corporation with additional liquidity and flexibility going forward.  The municipal bond market experienced significant price appreciation during the first two months of 2012, which provided the Corporation with a unique opportunity to manage market and credit risk while also capturing gains within earnings and capital.

Note 3 - Securities (Continued)

The following table shows the Corporation’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010:

	(In Thousands)
	December 31, 2011
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Obligations of states and political subdivisions	$12,783	$(257)	$0	$0	$12,783	$(257)
	(In Thousands)
	December 31, 2010

Obligations of states and political subdivisions	$11,183	$(180)	$0	$0	$11,183	$(180)

The Corporation reviews its position quarterly to determine if there is Other-Than-Temporary Impairment (OTTI) on any of its securities.   All of the Corporation’s securities are debt securities and we assess whether OTTI is present when the fair value of a security is less than its amortized cost basis.  The Corporation monitors the credit ratings of all securities for downgrades as well as any other indication of OTTI condition.  As of December 31, 2011, there were ten municipal bonds in an unrealized loss position.  These unrealized losses are considered to be temporary impairments.  The decline in the value of these debt securities is due only to interest rate fluctuations and not any deterioration in credit quality.  As a result, the Corporation currently expects full payment of contractual cash flows, including principal from these securities. Management has the intent and ability to hold these securities until market recovery or maturity, therefore none of the unrealized losses on securities are deemed to be other than temporary.

At December 31, 2011, all debt securities with temporarily impaired losses have been rated by Moody’s and/or S&P with an “A-” or better debt rating.

The Corporation had entered an agreement in December 2010 to purchase two municipal securities with a January 2011 settlement date. The Corporation’s commitment is $1.71 million to purchase bonds with a par value of $1.73 million.  The commitments are recognized in other assets and other liabilities as of December 31, 2010.

Note 4 - Loans

Loans are summarized as follows:

December 31,
2011	2010
(In Thousands)

Commercial
Commercial , Industrial & Other	$35,751	$36,245
Commercial real estate	64,202	63,529
Residential mortgages	58,992	68,755
Loans to Individuals	20,441	23,377

$179,386	$191,906

Note 5 – Allowance for Loan Loss

The allowance for loan loss calculation methodology includes further segregation of loan classes into risk rating categories.  The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans.   Credit quality risk ratings include categories of “pass,” “special mention,” “substandard” and “doubtful.” Assets which do not currently expose the insured institution to sufficient risk, warrant classification as “pass.”  Assets that are not classified as “pass” and possess weaknesses are required to be designated “special mention.”  If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects.  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.   “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected.   Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Corporation's internal risk rating system as of December 31, 2011:
(Dollars in Thousands)

	Pass	Special Mention	Substandard	Doubtful	Total

Commercial
Commercial,
Industrial & Other	$35,560	$126	$65	$0	$35,751
Commercial real estate	49,470	10,749	3,983	0	64,202
Residential mortgages	58,450	407	135	0	58,992
Loans to Individuals	20,283	158	0	0	20,441

Total	$163,763	$11,440	$4,183	$0	$179,386

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Corporation's internal risk rating system as of December 31, 2010:
(Dollars in Thousands)

	Pass	Special Mention	Substandard	Doubtful	Total

Commercial
Commercial,
Industrial & Other	$35,802	$90	$353	$0	$36,245
Commercial real estate	50,554	5,362	7,613	0	63,529
Residential mortgages	68,498	105	152	0	68,755
Loans to Individuals	23,331	46	0	0	23,377

Total	$178,185	$5,603	$8,118	$0	$191,906

Note 5 – Allowance for Loan Loss (Continued)

Past due loans are reviewed on a monthly basis to identify loans for non-accrual status.  The Corporation generally places a loan on non-accrual status and discontinues interest accruals when principal or interest is due and has remained unpaid for 90 days. When a loan is placed on non-accrual status, all unpaid interest recognized in the current year is reversed and interest accrued in prior years is charged to the allowance for loan losses.  Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid and the ultimate collectability of the remaining principal and interest is reasonably assured.

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the receivable as determined by the length of time a recorded payment is past due.  The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2011:

(Dollars in Thousands)

	30-89 Days Past Due	>90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans

Commercial
Commercial,
Industrial & Other	$60	$0	$0	$60	$35,691	$35,751
Commercial real estate	258	0	0	258	63,944	64,202
Residential mortgages	0	0	76	76	58,916	58,992
Loans to individuals	7	0	27	34	20,407	20,441

Total	$325	$0	$103	$428	$178,958	$179,386

The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2010:

(Dollars in Thousands)

	30-89 Days Past Due	>90 Days Past Due and Still Accruing	Non-Accrual	Total Past Due	Current	Total Loans

Commercial
Commercial,
Industrial & Other	$0	$0	$0	$0	$36,245	$36,245
Commercial real estate	0	0	16	16	63,513	63,529
Residential mortgages	6	0	99	105	68,650	68,755
Loans to individuals	29	0	34	63	23,314	23,377

Total	$35	$0	$149	$184	$191,722	$191,906

Note 5 – Allowance for Loan Loss (Continued)

The following table summarizes information in regards to impaired loans by loan portfolio class as of December 31, 2011.

 (Dollars in Thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Commercial
Commercial,
Industrial & Other	$29	$29	$0	$36	$3
Commercial real estate	278	278	0	296	19
Residential mortgages	29	29	0	34	3
Loans to Individuals	0	0	0	0	0
Subtotal	336	336	0	366	25
With an allowance recorded:
Commercial
Commercial,
Industrial & Other	0	0	0	0	0
Commercial real estate	0	0	0	0	0
Residential mortgages	0	0	0	0	0
Loans to Individuals	0	0	0	0	0
Subtotal	0	0	0	0	0
Total	$336	$336	$0	$366	$25

Note 5 – Allowance for Loan Loss (Continued)

The following table summarizes information in regards to impaired loans by loan portfolio class as of December 31, 2010.

(Dollars in Thousands)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance recorded:
Commercial
Commercial,
Industrial & Other	$44	$44	$0	$52	$4
Commercial real estate	317	317	0	336	22
Residential mortgages	40	40	0	44	3
Loans to Individuals	0	0	0	0	0
Subtotal	401	401	0	432	29
With an allowance recorded:
Commercial
Commercial,
Industrial & Other	236	236	26	254	11
Commercial real estate	741	741	87	748	37
Residential mortgages	0	0	0	0	0
Loans to Individuals	0	0	0	0	0
Subtotal	977	977	113	1,002	48
Total	$1,378	$1,378	$113	$1,434	$77

The following table provides detail related to the allowance for loan losses:

Twelve-months ended December 31, 2011 (Dollars in Thousands)

	Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:

Beginning Balance	$107	$1,378	$110	$31	$60	$1,686
Charge-offs	0	0	(3)	(10)	0	(13)
Recoveries	0	0	0	0	0	0
Provision	48	(18)	(13)	4	(21)	0
Ending Balance	$155	$1,360	$94	$25	$39	$1,673

Note 5 – Allowance for Loan Loss (Continued)

Twelve-months ended December 31, 2010 (Dollars in Thousands)

	Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:

Beginning Balance	$109	$1,423	$134	$36	$20	$1,722
Charge-offs	0	0	(25)	(14)	0	(39)
Recoveries	1	0	0	2	0	3
Provision	(3)	(45)	1	7	40	0
Ending Balance	$107	$1,378	$110	$31	$60	$1,686

The following table provides detail related to the allowance for loan losses and recorded investment in financing receivables as of December 31, 2011:
(Dollars in Thousands)

Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:
Ending balance: individually evaluated for impairment	$0	$0	$0	$0	$0	$0
Ending balance: collectively evaluated for impairment	$155	$1,360	$94	$25	$39	$1,673
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Loans receivable:
Ending Balance	$35,751	$64,202	$58,992	$20,441	$0	$179,386
Ending balance: individually evaluated for impairment	$29	$278	$29	$0	$0	$336
Ending balance: collectively evaluated for impairment	$35,722	$63,924	$58,963	$20,441	$0	$179,050
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Note 5 – Allowance for Loan Loss (Continued)

The following table provides detail related to the allowance for loan losses and recorded investment in financing receivables as of December 31, 2010:
(Dollars in Thousands)

Commercial, Industrial & Other	Commercial Real Estate	Residential Mortgages	Loans to Individuals	Unallocated	Total

Allowance for credit losses:
Ending balance: individually evaluated for impairment	$26	$87	$0	$0	$0	$113
Ending balance: collectively evaluated for impairment	$81	$1,291	$110	$31	$60	$1,573
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

Loans receivable:
Ending Balance	$36,245	$63,529	$68,755	$23,377	$0	$191,906
Ending balance: individually evaluated for impairment	$280	$1,058	$40	$0	$0	$1,378
Ending balance: collectively evaluated for impairment	$35,965	$62,471	$68,715	$23,377	$0	$190,528
Ending balance: loans acquired with deteriorated credit quality	$0	$0	$0	$0	$0	$0

The Corporation has adopted ASU No. 2011-02, A Creditor’s Determination of Whether A Restructuring Is a Troubled Debt Restructuring, which clarifies when a loan modification or restructuring is considered a troubled debt restructuring (TDR). The Corporation has determined that as of and for the periods ending December 31, 2011 and December 31, 2010, there were no loans considered as troubled debt restructures.

Note 6 - Financial Instruments with Off-Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit, and financial standby letters of credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.  The contract or notional amount of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.  The Corporation does not issue any other instruments with significant off-balance-sheet risk.

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

	December 31,
	2011	2010
	(In Thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit, including unused lines of credit	$28,620	$36,406
Standby letters of credit	232	243
Financial standby letters of credit	0	1,947

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

Outstanding letters of credit written are conditional commitments issued by the Corporation to secure the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Corporation requires collateral supporting these letters of credit as deemed necessary.  The maximum undiscounted exposure related to these commitments at December 31, 2011 was $232,000 and the approximate value of underlying collateral upon liquidation that would be expected to cover this maximum potential exposure was $74,000.  The amount of the liability as of December 31, 2011 and 2010 for guarantees under standby letters of credit issued is not material.

Note 7 - Premises and Equipment

The composition of premises and equipment at December 31, 2011 and 2010 is as follows:

2011	2010
(In Thousands)

Land	$437	$437
Premises	5,815	5,815
Leasehold improvements	301	301
Furniture and equipment	5,927	5,953

	12,480	12,506
Accumulated depreciation and amortization	(9,395)	(9,183)

$3,085	$3,323

Depreciation and amortization expense was $332,000 and $407,000 for the years ended December 31, 2011 and 2010, respectively.

The Corporation rents offices under operating leases that expire through 2019.  Lease expense amounted to $135,000 in 2011 and $134,000 in 2010.  Operating lease obligations at December 31, 2011 are as follows (in thousands):

2012	$141
2013	143
2014	145
2015	138
2016	119
Thereafter	140

$826

Note 8 - Deposits

Deposits at December 31, 2011 and 2010 are detailed as follows:

2011	2010
(In Thousands)

Non-interest bearing accounts	$89,690	$77,209
Savings accounts	60,117	51,184
NOW accounts	28,245	22,621
Money market accounts	40,279	36,716
Time deposits	85,485	88,764

$303,816	$276,494

Interest bearing deposits include time deposits issued in denominations of $100,000 or more which amounted to $34,614,000 and $31,211,000 at December 31, 2011 and 2010 respectively.

Note 8 – Deposits (Continued)

Time deposits at December 31, 2011 had the following scheduled maturities (in thousands):

2012	$42,356
2013	17,654
2014	11,138
2015	8,654
2016	5,197
Thereafter	486

$85,485

Note 9 - Short-Term Borrowerings

Short-term borrowings at December 31, 2011 consisted of federal funds purchased of $1,350,000 and $28,100,000 of FHLB borrowings. The December 31, 2010 borrowings consisted of $7,700,000 of federal funds purchased and $10,000,000 of FHLB borrowings.

The outstanding balances and related information of short-term borrowings are summarized as follows:

Years Ended December 31,
2011	2010
(Dollars in Thousands)

Average balance during the year	$24,833	$31,945
Average interest rate during the year	0.24%	0.43%
Maximum month-end balance	$36,275	$50,775
Weighted average interest rate at end of the year	0.15%	0.37%

At December 31, 2011, the Corporation had approved but unused funding availability from lines of credit of $18,650,000.

Note 10 - Long-Term Borrowings

Long-term borrowings outstanding at December 31, 2011 and 2010 were $10,000,000.  The $10,000,000 outstanding as of December 31, 2011, represents one advance for an interest rate of 2.34% and a maturity date of January 3, 2012.  Advances from the FHLB of Pittsburgh are secured by the Bank’s stock in the FHLB of Pittsburgh and qualifying loans. The maximum remaining borrowing capacity from the FHLB at December 31, 2011 is approximately $66,361,000.

Note 11 - Employee Benefit Plans

The Corporation sponsors an employee profit sharing plan available to all employees with at least one year of service.  The Corporation contributes to the plan, as determined by the Board of Directors, in an amount not to exceed 15% of compensation of eligible participants.  For the years ended December 31, 2011 and 2010, the amount was 5% of compensation of eligible participants.  The Corporation also has a supplemental retirement plan for certain retired employees.  The expense for the employee benefit plans was $260,000 for the years ended December 31, 2011 and 2010.

Note 12 - Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 12 - Comprehensive Income (Continued)

The components of other comprehensive income and related tax effects for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(In Thousands)
Unrealized gains (losses) On securities available for sale	$3,901	$(707)
Reclassification adjustment for (gain) loss realized in income	(9)	5

Net Unrealized Gains (Losses)	3,892	(702)

Tax effect (benefit)	1,323	(238)
Net of Tax Amount	$2,569	$(464)

Note 13 - Income Taxes

The components of the net deferred tax liability at December 31, 2011 and 2010 are as follows:

2011	2010
(In Thousands)

Allowance for loan losses	$340	$340
Accrued benefits	15	34
Intangible assets	105	94
Other	31	12

Total Deferred Tax Assets	491	480

Deferred loan fees	62	64
Securities accretion	35	53
Unrealized net gain on securities available for sale	3,528	2,138
Depreciation	335	400
Other	8	7

Total Deferred Tax Liabilities	3,968	2,662

Net Deferred Tax Liability	$(3,477)	$(2,182)

The income tax provision for the years ended December 31, 2011 and 2010 is summarized as follows:

2011	2010
In Thousands)

Current	$1,355	$1,274
Deferred	(96)	30

	$1,259	$1,304

Note 13 - Income Taxes (Continued)

The tax provision for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes.  The differences for the years ended December 31, 2011 and 2010 are as follows:

2011	2010
(In Thousands)

Tax at statutory rates	$2,711	34.0%	$2,314	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(1,370)	(17.2)	(915)	(13.4)
Non-deductible interest expense	76	1.0	54	0.8
Increase in investment in life insurance	(168)	(2.1)	(158)	(2.3)
Other	10	0.1	9	0.1
	$1,259	15.8%	$1,304	19.2%

The Corporation periodically reviews its tax position and applies a “more likely than not” recognition threshold for all tax uncertainties. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The Corporation establishes a valuation allowance when it is more likely than not that the Corporation will not be able to realize the benefit of the deferred tax assets or when future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessment of realizable deferred tax assets.  The Corporation had no unrecognized tax positions at December 31, 2011 and 2010.  The Corporation is no longer subject to U.S. federal income tax examinations for the years prior to 2009.  With limited exception, the Corporation is no longer subject to state income tax examinations for years prior to 2008.

Note 14 - Fair Value of Financial Instruments

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

Note 14 - Fair Value of Financial Instruments (Continued)

For assets measured at fair value on a recurring basis, the fair value measurement by level within the fair value hierarchy are as follows:

(Level 1) Quoted Prices In active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

December 31, 2011:		(In Thousands)
Obligations of states and political subdivisions	$0	$140,953	$0
Mortgage-backed securities	0	48,945	0

$0	$189,898	$0

December 31, 2010:
Obligations of states and political subdivisions	$0	$65,448	$0
Mortgage-backed securities	0	65,711	0

$0	$131,159	$0

We may be required to measure certain other financial assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.  The Level 3 disclosures shown below represent the carrying value of loans for which adjustments are primarily based on the appraised value of collateral or the present value of expected future cash flows, which often results in significant management assumptions and input with respect to the determination of fair value.  There were no realized or unrealized gains or losses relating to Level 3 financial assets and liabilities measured on a nonrecurring basis for the year ended December 31, 2011 and December 31, 2010.

For assets measured at fair value on a nonrecurring basis, the fair value measurement by level within the fair value hierarchy used are as follows:

(Level 1) Quoted Prices In active Markets For Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

December 31, 2011:		(In Thousands)

Impaired Loans	$0	$0	$0
Other Real Estate Owned	$0	$0	$8

December 31, 2010:

Impaired Loans	$0	$0	$864

Note 14 - Fair Value of Financial Instruments (Continued)

There were no impaired loans at December 31, 2011, which were measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans.

Impaired loans at December 31, 2010, which are measured using the fair value of the collateral less estimated costs to sell for collateral-dependent loans, had a carrying amount of $977,000 with a valuation allowance of $113,000.

The decrease in impaired loans at December 31, 2011 compared to December 31, 2010, was the result of the loans no longer being deemed impaired.

Other real estate owned at December 31, 2011, which is measured using the fair value of the collateral less estimated costs to sell, had a carrying amount of $8,000.

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

Note 14 - Fair Value of Financial Instruments (Continued)

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

The carrying amounts and fair values of the Corporation’s financial instruments as of December 31 are presented in the following table:

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and short-term investments	$6,460	$6,460	$5,594	$5,594
Securities available for sale	189,898	189,898	131,159	131,159
Restricted investments in bank stock	3,534	3,534	4,339	4,339
Net loans receivable	177,713	183,458	190,220	191,109
Accrued interest receivable	2,545	2,545	1,519	1,519
Financial liabilities:
Deposits	$303,816	$299,593	$276,494	$272,035
Short-term borrowings	29,450	29,450	17,700	17,700
Long-term borrowings	10,000	10,000	10,000	10,172
Accrued interest payable	281	281	331	331

Off-balance sheet financial instruments	0	0	0	0

Note 15 - Related Party Transactions

Some of the Corporation's or the Bank’s directors, principal officers, and their related interests had transactions with the Bank in the ordinary course of business.  All loans and loan commitments in such transactions were made on substantially the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with others.  In the opinion of management, these transactions with related parties do not involve more than normal risk of collectibility or present other unfavorable features.  It is anticipated that further such extensions of credit will be made in the future.  The aggregate amount outstanding to these directors and principal officers was approximately $188,000 and $199,000 at December 31, 2011 and 2010, respectively.  During 2011, there were no advances and repayments totaled $11,000.

Note 16 - Capital Requirements and Regulatory Restrictions

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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the tables below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events since those notifications that management believes have changed those categories.

The Corporation’s capital ratios are substantially the same as the Bank’s capital ratios disclosed below.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2011 and 2010 for Commercial Bank & Trust of PA:

Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in Thousands)

As of December 31, 2011
Total capital (to risk-weighted assets)	$47,328	21.6%	$	≥17,506	≥8.0%	$	≥21,882	≥10.0%
Tier 1 capital (to risk-weighted assets)	45,655	20.9		≥ 8,753	≥4.0		≥13,130	≥ 6.0
Tier 1 capital (to average assets)	45,655	11.8		≥15,531	≥4.0		≥19,414	≥ 5.0

As of December 31, 2010
Total capital (to risk-weighted assets)	$43,326	20.7%	$	≥16,710	≥8.0%	$	≥20,888	≥10.0%
Tier 1 capital (to risk-weighted assets)	41,640	19.9		≥ 8,355	≥4.0		≥12,533	≥ 6.0
Tier 1 capital (to average assets)	41,640	11.9		≥14,000	≥4.0		≥17,500	≥ 5.0

Note 17 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only)

Statements of Financial Condition

December 31,
2011	2010
(In Thousands)

Assets
Cash	$32	$32
Investment in bank subsidiary	52,422	45,935
Other assets	153	108

Total Assets	$52,607	$46,075

Liabilities and Shareholders’ Equity
Liabilities	$58	$63
Shareholders’ equity	52,549	46,012

Total Liabilities and Shareholders’ Equity	$52,607	$46,075

Statements of Income

Years Ended December 31,
2011	2010
(In Thousands)

Dividends from bank subsidiary	$2,873	$2,634
Fees from bank subsidiary	435	419
Expenses	(550)	(577)

Income before taxes and equity in undistributed earnings of subsidiaries	2,758	2,476
Income tax benefit	(39)	(53)

	2,797	2,529
Equity in undistributed earnings of subsidiaries	3,918	2,972

Net Income	$6,715	$5,501

Note 17 - Condensed Financial Information of Commercial National Financial Corporation (Parent Only) (Continued)

Statements of Cash Flows

Years Ended December 31,
2011	2010
(In Thousands)

Cash Flows from Operating Activities
Net income	$6,715	$5,501
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings from subsidiaries	(3,918)	(2,972)
Increase in other assets	(45)	(54)
Increase (decrease) in liabilities	(5)	33

Net Cash Provided by Operating Activities	2,747	2,508

Cash Flows from Financing Activities
Dividends paid	(2,747)	(2,517)
Purchase of treasury stock	0	0

Net Cash Used in Financing Activities	(2,747)	(2,517)

Net Decrease in Cash	0	(9)

Cash – Beginning	32	41

Cash – Ending	$32	$32